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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 14, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Safety-Kleen, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4955	90-0127028
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5360 Legacy Drive, Building 2, Suite 100
Plano, Texas 75024
(972) 265-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert M. Craycraft II, Chief Executive Officer and President
Mark Phariss, Vice President, Assistant General Counsel and Secretary
Safety-Kleen, Inc.
5360 Legacy Drive, Building 2, Suite 100
Plano, Texas 75024
(972) 265-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, CA 90071 (213) 687-5000	Kris F. Heinzelman Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

As soon as practicable after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$400,000,000.00	$45,840.00(3)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares that may be sold, if any, pursuant to the underwriters' over-allotment option.

(3)
In accordance with Rule 457(p) under the Securities Act of 1933, the registration fee payable hereunder is offset by $16,806.89 relating to the unsold securities of Safety-Kleen, Inc. included in Registration Statement No. 333-150573.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED         , 2012

           Shares

Safety-Kleen, Inc.

Common Stock

        This is the initial public offering of shares of common stock of Safety-Kleen, Inc.

        The shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

        The underwriters may also exercise their option to purchase up to an additional                  shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments, if any.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $              and $             .

        We intend to apply to list our common stock on The New York Stock Exchange under the symbol "SK."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

	Initial public offering price	Underwriting discount	Proceeds, before expenses, to the selling stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                                        , 2012.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Morgan Stanley

The date of this prospectus is                  , 2012.

        You should rely only on the information contained in this prospectus or to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or any free-writing prospectus prepared by us or on our behalf. We do not, and the selling stockholders and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

 Dealer Prospectus Delivery Obligation

        Until                , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements, before making an investment decision. In this prospectus, unless indicated otherwise or the context otherwise requires, the "Company," "Safety-Kleen," "we," "us" and "our" refer to Safety-Kleen, Inc. and its direct and indirect subsidiaries, collectively, "our predecessor company" refers to the combination of Laidlaw Environmental Services, Inc. and the original Safety-Kleen business as detailed in "Business—History," and "fiscal year" refers to the thirteen 4-week periods ending on the last Saturday of December of each year, with the exception of fiscal year 2011, which consisted of 53 weeks.

Our Company

        We are a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. We deliver a set of sustainable services to meet the required, recurring environmental needs of our customers. Most of our products and services accomplish two important objectives: making finite, fossil-based natural resources renewable; and capturing recyclable, reusable resources from hazardous and non-hazardous waste streams. These objectives enable our customers to reduce their environmental impact, in terms of decreased energy use and greenhouse gas emissions, while ensuring the safe handling, treatment and management of their waste streams.

        Safety-Kleen is a highly-recognized brand as we have provided sustainable environmental services to a diverse set of customers for more than 45 years. We hold the leading market share position in North America in oil re-refining and parts cleaning services, which are our two largest offerings and together accounted for more than 60% of our revenues in fiscal year 2011. Additionally, we believe we are North America's largest collector of used oil.

        We operate in two segments: Oil Re-refining and Environmental Services.

        Oil Re-refining.    We are North America's largest re-refiner of used oil. In fiscal year 2011, oil re-refining accounted for 44% of our revenues. Our re-refining processes allow us to fully realize oil's distinctive capacity to be re-refined and reused numerous times without loss in quality. We believe re-refining used oil results in up to an 85% reduction in energy consumption and up to an 81% reduction in greenhouse gas emissions compared to the generation and combustion of virgin crude oil. We own and operate two oil re-refineries, including the largest oil re-refinery in North America, located in East Chicago, Indiana, and the largest oil re-refinery in Canada, located in Breslau, Ontario. Our oil re-refineries represent approximately 60% of the total oil re-refining capacity in North America.

        Our re-refining assets and capabilities are further enhanced by our used oil collection network, which is the largest in North America and a part of our Environmental Services segment. In 2011, our Environmental Services segment collected approximately 200 million gallons of used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants. Our collection network provides us with used oil volumes in excess of our current re-refining capacity, giving us a stable and reliable source of used oil to optimize the efficiency of our re-refining operations and providing us with an avenue for future growth through the development of additional capacity.

        In fiscal year 2011, our Oil Re-refining segment re-refined approximately 160 million gallons of used oil to produce high quality base and blended lubricating oils, which we then sold to third party distributors, retailers, government agencies, fleets, railroads and industrial customers. Our finished blended lubricating oils are formulated from our re-refined base oils in combination with performance additives in accordance with our proprietary formulations and American Petroleum Institute licenses. We do not re-refine the remaining used oil that we collect due to current capacity limitations at our oil re-refineries. Instead our Environmental Services segment processes and sells the remaining collected used oil as recycled fuel oil, or RFO.

        Environmental Services.    We offer our customers a diverse range of environmental services through our overall network of more than 200 facilities, 2,300 vehicles and 1,000 rail cars across North America. Originally founded more than 45 years ago as a provider of parts cleaning services, we have since expanded our service offerings to include a diversified offering of complementary products and services in more than 20 end markets to meet our customers' needs.

        Parts Cleaning Services. We are North America's largest provider of parts cleaning services. We provide parts cleaning services to automobile repair stations, car and truck dealers, engine repair shops, fleet maintenance shops and other automotive, retail repair and industrial customers. In fiscal year 2011, parts cleaning services accounted for 18% of our revenues. Our parts cleaning services generally consist of placing a specially designed parts washer at our customer's premises and then, on a recurring basis, delivering clean solvent or aqueous-based washing fluid, cleaning and servicing the parts washer and removing the used solvent or aqueous fluid. We recycle all of the used mineral spirits solvent that we collect from our parts washers and return it to our customers as clean solvent, which accounts for more than 60% of our solvent servicing requirements and provides a cost advantage relative to competitors who only utilize virgin solvent for parts washer servicing. We dispose of all of the used aqueous fluid that we collect through various disposal channels. In 2011, we performed more than one million parts cleaning service calls with respect to an installed base of more than 200,000 parts washers.

        Containerized Waste Services. We utilize our collection network to provide containerized waste services, which include the profiling, collection, transportation and recycling or third party disposal of a wide variety of hazardous and non-hazardous wastes. In fiscal year 2011, containerized waste services accounted for 13% of our revenues. We believe we are one of the largest managers of waste manifests, the records that are required to accompany hazardous waste, in the United States.

        Oil Collection. We believe we are North America's largest collector of used oil. In 2011, we collected approximately 200 million gallons of used oil, representing approximately 20% of the North American used oil supply. We transfer most of the used oil we collect to our Oil Re-refining segment, through which we re-refine the used oil and sell our base and blended lubricating oils. While in the past we have charged customers to collect and remove their used oil, with increases in oil commodity prices, most customers now require us to pay them for their used oil. However, we still continue to charge some customers to collect their used oil in certain circumstances, such as when it is high in water content or is otherwise of a poor quality.

        Recycled Fuel Oil. We process used oil collected in excess of our current re-refining capacity into RFO through our terminal network. We then sell the RFO to asphalt plants, industrial plants, blenders, pulp and paper companies and vacuum gas oil, or VGO, and marine diesel oil, or MDO, producers. Our customers either burn RFO to operate their own facilities in lieu of alternate fuels such as natural gas, diesel and No. 2 fuel oil or use it as feedstock for VGO and MDO. In fiscal year 2011, RFO sales accounted for 6% of our revenues.

        Other Services. We offer complementary products and services to our customers, such as vacuum services, allied products, total project management and other environmental services. By offering these complementary services, we are able to provide a more diverse set of services for our customers' required, often recurring environmental needs. In fiscal year 2011, other services accounted for 19% of our revenues.

        Our business is supported by an extensive asset network, consisting of more than 200 facilities, including branches, recycling centers, distribution centers, oil terminals, accumulation centers and re-refineries in the United States, Canada and Puerto Rico. Our fleet of trucks, vans and rail cars supports the logistics network that connects our assets. Our combination of extensive reach and local presence allows us to serve both large, multi-national companies and small, independent operators. In 2011, our customers included more than 400 of the Fortune 500 companies and we serviced more than 200,000 customer locations, with no single customer representing more than 8% of our total revenues and our ten largest customers representing approximately 25% of our total revenues.

        In fiscal year 2011, we generated revenues of $1.3 billion, net income of $135.5 million and Adjusted EBITDA of $160.7 million. In the 16 weeks ended April 21, 2012 we generated revenues of $426.6 million, net income of $17.2 million and Adjusted EBITDA of $58.7 million. See "Selected Consolidated Financial Data-Adjusted EBITDA" for a discussion as to why management uses Adjusted EBITDA to measure our financial performance and for a reconciliation of net income to Adjusted EBITDA.

Key Industry Trends

        Commercial, industrial and automotive companies are increasingly focused on enhancing their environmentally responsible and sustainable business practices. Environmental sustainability means reducing the long term impact to the environment in terms of energy used and emissions or waste produced in the manufacture and delivery of products and services to customers. We believe the increasing focus on sustainability will increase demand for the products and services in each of our segments.

        Oil Re-refining.    An estimated 1.4 billion gallons of used oil is generated in North America every year, which is driven by industrial and automotive usage. Approximately 1.0 billion gallons of used oil are collected on an annual basis, and we believe that the remainder is burned or improperly disposed. Less than a quarter of the used oil that is collected on an annual basis is re-refined into lubricating oils. In 2010, these re-refined lubricating oils comprised only 4.5% of the 2.4 billion gallon annual North American lubricating oil market, creating a considerable opportunity to expand re-refined oil's share of this large, stable market. In response to this opportunity and current capacity constraints throughout the industry, several existing re-refiners and new entrants have announced capacity expansions or greenfield projects to be completed over the next several years. However, we believe some of our competitors may lack the operational scale, technical know-how and used oil collection network required to become operational or profitably compete.

        We believe corporate sustainability initiatives will increase demand for re-refined products. Companies who operate fleets can significantly reduce their carbon footprint by switching to re-refined oil, which can reduce greenhouse gas emissions by more than 7,500 metric tons for every million gallons of traditional oil that is displaced. In addition, in responding to increasing consumer demand, lubricating oil providers are focusing on expanding their offerings to include re-refined product options.

        Environmental Services.    The specialty environmental services industry in which we compete is highly fragmented and consists of a large number of smaller competitors and a few competitors with a regional footprint. We believe customers, particularly large, national and multi-region companies, are increasingly focused on selecting environmental services providers based on scale, breadth of service offering, safety and regulatory compliance in order to minimize their exposure to liability and the risk associated with the treatment, storage and disposal of various waste streams and for efficiency.

        Complying with new environmental regulations requires substantial scale and research and development to develop products and services which meet both customer requirements and evolving regulations. In the parts cleaning business, we anticipate a continued shift away from higher volatile organic compound, or VOC, solvent due to a recent model rule from the Ozone Transportation Committee, or OTC, to reduce the VOC limits of various products, including solvent used for parts cleaning. The OTC is an organization that is responsible for advising the Environmental Protection

Agency, or EPA, on transport issues and for developing and implementing regional solutions to ground-level ozone problems in the Northeast and Mid-Atlantic regions. Similar to the impact experienced in California following the passage of legislation that has prohibited the use of solvent, we expect future legislation to drive a conversion from higher VOC solvent to aqueous-based parts cleaning services, among other alternatives.

Our Competitive Strengths

        We believe the following competitive strengths position us to capitalize on the anticipated growth in demand for our services.

        North America's Market Leader with Premier Brand Name.    We are a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. We collect approximately 20% of the North American used oil supply and own and operate oil re-refineries that represent approximately 60% of the North American re-refinery capacity. We possess leading market positions in North America in our two largest offerings and maintain a service infrastructure that provides what we believe to be unparalleled customer reach. Additionally, with more than 45 years of operating history, we believe Safety-Kleen is one of the most recognized brands in the specialty environmental services industry with a reputation for quality, reliability, safety and environmental stewardship. We strive to enhance our brand recognition through our targeted marketing initiatives. For example, Safety-Kleen is currently the "Official Environmental Services Supplier" for the National Association for Stock Car Auto Racing, or NASCAR, and IndyCar.

        Extensive Scale, Integrated Network.    Our large North American network includes more than 200 facilities and is supported by logistics capabilities to manage optimally these assets, including more than 1,000 rail cars and more than 2,300 vehicles. With this presence, we are able to provide products and services in virtually every key market in the United States and Canada to both large, multi-national companies and small, independent operators. In the highly regulated environment in which we operate, we believe our integrated set of assets represents a considerable competitive advantage. In addition, our North American network of complementary assets and the systems and expertise required to effectively operate them would be difficult, expensive and time consuming to replicate.

        Trusted Environmental Services Provider.    We have a proven track record of providing responsible and sustainable environmental services that meet the needs of our customers and the communities we serve. Most of our revenues come from services that help our customers recycle valuable renewable resources and lower greenhouse gas emissions. With our expertise, environmentally-responsible protocols, financial capabilities and willingness to stand behind our work, we are able to reduce our customers' liabilities and help assure their regulatory compliance. As environmental awareness increases, we believe customers will look to providers like us with a demonstrated track record of providing responsible environmental services. Our commitment to environmental stewardship is differentiated by (1) our environmental management system, or EMS, which is compliant with International Organization for Standardization, or ISO, 14001:2004 standards related to environmental management, (2) our oil re-refineries, which are compliant with ISO 9001 standards related to quality management systems and (3) our experienced team of more than 50 environmental, health and safety and regulatory compliance professionals.

        Recurring Services Provided to Large and Diverse Customer Base.    Our customers require regular service calls for collection, replenishment, maintenance and technical assistance. As a result, we performed approximately 40,000 customer service calls per week in fiscal year 2011. This recurring service demand generates a stable source of revenue and provides us the opportunity to build lasting relationships and cross-sell our products and services. Additionally, our branch network and supporting infrastructure provide a direct sales channel to a large and diverse customer base, including more than

400 of the Fortune 500 companies and more than 200,000 customer locations. In fiscal year 2011, our ten largest customers accounted for approximately 25% of our total revenues, with no customer accounting for more than 8% of our total revenues.

        Experienced Management Team.    We are led by our Chief Executive Officer, or CEO, and President, Robert M. Craycraft II. Mr. Craycraft has assembled a senior management team comprised of individuals who average more than 13 years of industry experience and possess strong track records of operating performance in a diverse range of industries. Our senior management team has significantly enhanced the operations of our business and has re-engineered our platform for growth.

Our Growth Strategies

        Our mission is to leverage our market leading assets and capabilities to provide our customers with environmental services that increase the value and sustainability of their business. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

        Increase Re-refining Capacity.    We collect used oil volumes in excess of our current re-refining capacity and process the excess into RFO. Although our RFO sales are profitable, we typically generate more revenues and margin by re-refining used oil into base oil and blending base oil into blended lubricating oils. In order to optimize the value of our collected used oil, we are in the process of increasing our re-refining capacity. We are currently expanding capacity at our Breslau facility by 10 million gallons of used oil, which we expect to complete in the fourth quarter of 2012. In addition, we are in the planning stages of building a third re-refinery and blending facility in the Gulf Coast region, which when complete will have approximately 50 million gallons of used oil re-refining capacity and blending capabilities for most of the re-refinery's lubricating oil production. We also expect our third re-refinery and blending facility to enhance our base and blended lubricating oil sales opportunities and improve our productivity due to the expanded geographic reach.

        Expand Blended Volume and Blending Capabilities.    Our re-refining capabilities enable us to create a valuable base lubricating oil from used oil. By blending additives to the base stock and moving our base oil one step further up the value chain, we are able to generate incremental volume and revenues compared to base oil. These products are sold into the marketplace where they compete with similar products produced by crude oil refiners and offer a "green" recycled alternative. We have increased our blended output as a percentage of total sales volume from 32% in 2009 to 46% in 2011, and we intend to continue to increase this percentage. We intend to continue generally migrating our product mix to blended products, specifically to our "green" engine oil brand, EcoPower®, in order to capture higher value, enhanced volumes and the benefits of more stable pricing due to the more differentiated nature of blended products.

        We recently increased our onsite blending capabilities and capacity through the completion of our East Chicago re-refinery build-out in order to support our continued mix shift, reduce our costs and improve control of our business. We currently blend a majority of our blended lubricating oils, with the remainder blended by third parties. The development of our third re-refinery and blending facility will further expand our capacity to produce branded blended products and "green" products.

        Enhance Environmental Services Operational Effectiveness and Efficiencies.    We believe that by enhancing our Environmental Services platform, we can serve our customers more effectively and profitably. We are focused on the following key productivity improvement initiatives: (1) increased customer satisfaction, (2) improved profitability management, (3) strategic cost efficiencies and (4) optimization of our sales and marketing efforts. Specifically, we are improving customer satisfaction through better billing accuracy and independent third party monitoring, which continually measures and reports the level of customer satisfaction by service location. We have also developed an insights and analytics department to manage customer and cost data and enhance our management reporting tools to provide our field management with timely and accurate visibility into customer profitability by service and region. This information allows us to implement new strategies and pricing tools that should improve customer retention and drive higher profitability with new and existing customers. In addition, we have identified a number of cost reduction initiatives, including streamlining our waste handling and management processes, enhancing fleet maintenance, improving routing and continuing the roll-out of our lean and six sigma cost management certification program. Lastly, we have recently bolstered management resources that will better identify opportunities and develop product and services strategies and programs to drive volume and margin growth.

        Expand our Business with Deeper Customer Penetration and Additional Large Accounts.    Our expansive network and diverse services offering provides us with a competitive position to provide additional environmental services for our existing customers. We believe that most of our customers have additional needs for environmental services, oil products and services and industrial cleaning services for which we are not currently the provider. In addition, there are many large potential new customers we do not currently serve at all. In order to capitalize on these opportunities, we have developed a targeted sales and marketing program focused on national accounts with large fleets. These national customers require many of our products and services on a recurring basis, and we intend to create tailored, integrated services to manage and increase the recycled content of their waste streams. By implementing customized, closed-loop systems that capture and reuse waste streams, such as solvent and used oil, we seek to establish ourselves as the partner of choice in helping our customers achieve their sustainability goals.

        Capitalize on Trend from Solvent to Aqueous Parts Cleaning.    We are well positioned to take advantage of the regulatory-driven shift from solvent to aqueous parts cleaning and believe we will be able to increase further our leading parts cleaning market share as a result. We possess a robust aqueous parts cleaning product offering and market support as a result of our 50% joint venture with Church & Dwight Co., Inc. (makers of Arm & Hammer), a leader in aqueous parts cleaning products, which produces an effective aqueous parts cleaning formula that we use to service our aqueous parts washers.

        Pursue Complementary Acquisitions.    We intend to pursue strategic acquisitions that fit our key selection criteria of helping us grow our core platform or helping us expand into attractive market adjacencies. Since we generally compete in a highly fragmented market with many opportunities for consolidation, we believe there is potential to capture synergies through acquisitions of other providers in the industries in which we compete. We also intend to evaluate and execute acquisitions that provide assets or services that will enable us to capitalize on high-growth, complementary market opportunities.

Company Information

        The original Safety-Kleen business was founded in 1963. We are a holding company and conduct our operations through our subsidiaries. We were incorporated in December 2003 as Safety-Kleen HoldCo., Inc., a Delaware corporation. We changed our name to Safety-Kleen, Inc. in June 2008. The disclosure in this prospectus reflects our name change.

        We maintain our principal executive offices at 5360 Legacy Drive, Building 2, Suite 100, Plano, Texas 75024. Our telephone number is (972) 265-2000. We maintain a website at www.safety-kleen.com. The information appearing on our website is not part of, and is not incorporated into, this prospectus.

        "Safety-Kleen" and its logo are trademarks. Solely for convenience, from time to time we refer to our trademarks in this prospectus without the ® symbols, but these references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

THE OFFERING

Common stock offered by the selling stockholders	shares
Over-allotment option

The selling stockholders have granted the underwriters a 30-day option to purchase up to                    additional shares of common stock from the selling stockholders at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover over-allotments.

Common stock to be outstanding after this offering	shares
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering.
Dividend policy

We currently intend to retain all of our future earnings to fund our working capital needs and growth opportunities and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. See "Dividend Policy."

Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE symbol	"SK"

        Except as otherwise indicated, all share information in this prospectus is based on 50,908,752 shares of our common stock outstanding as of July 31, 2012, and:

  •
  assumes the underwriters do not exercise their over-allotment option; and

  •
  excludes 4,191,198 shares reserved and available for future grant or issuance under the Safety-Kleen Equity Plan originally adopted by our board of directors in 2004 and amended in 2006, 2008 and 2012, which we refer to as the Safety-Kleen Equity Plan or the Plan, of which options to purchase 2,248,122 shares at a weighted average exercise price of $5.19 per share and 639,664 restricted stock units had been granted and were outstanding.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our summary consolidated financial and other data. The summary consolidated financial data for the fiscal years ended December 26, 2009, December 25, 2010 and December 31, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the summary consolidated financial data for the 16 weeks ended April 16, 2011 and April 21, 2012 and as of April 21, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We maintain a fiscal year based on a 13-period accounting year (each period consisting of four weeks) that ends on the last Saturday in December of each year. Our first quarter contains four 4-week periods and the following three fiscal quarters each contain three 4-week periods, with the exception of the fourth quarter of 2011, which consisted of 13 weeks.

        The summary historical condensed consolidated financial information for the 16 weeks ended April 16, 2011 and April 21, 2012 and as of April 21, 2012, is unaudited, has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such periods and our financial condition as of April 21, 2012.

        The information in the table below is only a summary and should be read together with our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of results to be expected for any future period. Without limiting the generality of the foregoing, because our first quarter contains four 4-week periods and the following three fiscal quarters each contain only three 4-week periods, results from our first quarter (including for the 16 weeks ended April 21, 2012) may not be indicative of our results for the remaining fiscal quarters.

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues	$987,986	$1,074,132	$1,284,271	$358,150	$426,648
Expenses:
Operating (exclusive of depreciation and amortization, shown separately below)	875,305	892,908	1,076,348	300,045	348,093
General and administrative	69,561	76,700	73,842	21,428	25,035
Depreciation and amortization	70,992	71,689	66,808	20,393	19,588
Interest expense	14,701	10,841	10,321	3,210	3,727
Other expenses—net	1,719	5,305	5,925	859	2,079

Total expenses	1,032,278	1,057,443	1,233,244	345,935	398,522

Income (loss) before income taxes	(44,292)	16,689	51,027	12,215	28,126

Income tax (expense) benefit	1,236	7,650	84,441	(1,566)	(10,957)

Net income (loss)	$(43,056)	$24,339	$135,468	$10,649	$17,169

Per Share Data
Income (loss) per common share
Basic	$(0.84)	$0.47	$2.61	$0.21	$0.33

Diluted	$(0.84)	$0.46	$2.55	$0.20	$0.32

Weighted average shares outstanding
Basic	51,070	51,592	51,876	51,858	51,734

Diluted	51,070	52,950	53,064	52,899	52,973

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Other Data
Adjusted EBITDA	$64,125	$111,178	$160,702	$39,457	$58,661
Capital expenditures(1)	$44,463	$44,206	$75,900	$13,021	$30,700
Gallons of used oil collected	190,342	184,134	191,122	52,913	58,458
Gallons of used oil re-refined	150,020	150,471	155,280	46,523	47,803

As of
April 21, 2012
(in thousands)
Balance Sheet Data
Cash and cash equivalents	$62,332
Total assets	858,396
Long-term debt—including current portion	224,375
Total stockholders' equity	326,716

(1)
Excludes capital expenditures acquired through capital lease obligations or included in accounts payable of $0.6 million, $1.5 million, $5.3 million, $1.0 million and $1.3 million for fiscal years 2009, 2010, 2011 and for the 16 weeks ended April 16, 2011 and April 21, 2012, respectively.

Discussion of Adjusted EBITDA

        In addition to our results under United States generally accepted accounting principals, which we refer to in this prospectus as GAAP, we also use Adjusted EBITDA, a non-GAAP financial measure that we calculate in accordance with the definition provided for in our credit facility. We consider Adjusted EBITDA to be an important and supplemental measure of our performance. To calculate Adjusted EBITDA, we start with our net income (loss) for a period, calculated in accordance with GAAP, and add back or deduct the following expenses and charges or benefits to the extent these items were included in calculating net income (loss): interest expense, income tax expense (benefit), depreciation and amortization expense, non-cash stock-based compensation expense, provision (benefit) for vacation expense, provision for environmental liabilities, charges related to the termination of a third party information technology services contract and other non-cash gains and losses. We also eliminate the amounts set forth in the "other expenses—net" line item of the statement of operations in our financial statements. Additionally, in fiscal year 2009 we excluded a $15.0 million settlement with the South Coast Air Quality Management District, or SCAQMD, and other regulatory agencies for certain alleged environmental regulation violations in California. See "Business—Legal Proceedings." The actual definition of Adjusted EBITDA under our credit facility is more detailed; however, the adjustments to net income (loss) described in the previous three sentences were the only adjustments applicable to the calculation of Adjusted EBITDA pursuant to that definition for fiscal years 2009, 2010, 2011 and for the 16 weeks ended April 16, 2011 and April 21, 2012.

        Our management also uses Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period and a comparison of our operating performance against that of other companies. Our management believes that an analysis of our operating performance using GAAP financial measures in conjunction with Adjusted EBITDA provides a more complete understanding of our operating performance and the factors and trends affecting our business than would an analysis using only GAAP financial measures. We believe Adjusted EBITDA assists our board of directors, management and investors in analyzing our operating performance because:

  •
  it excludes items that are generally outside the control of our management team (such as income taxes and provision for environmental liabilities);

  •
  it provides for greater comparability of our operating performance on a consistent basis from period to period by excluding unusual items that we do not expect to continue at the same level in the future (such as charges related to the termination of a third party information technology services contract and the SCAQMD settlement); and

  •
  it provides for greater comparability of our operating performance against the operating performance of other companies because it excludes items that can differ significantly from company to company depending on long-term strategic decisions regarding a company's capital structure and asset base (primarily interest expense and depreciation and amortization).

        The human resources and compensation committee of our board of directors and our senior management also use Adjusted EBITDA as the primary metric to determine bonus compensation levels for senior management and other employees. See "Executive Compensation."

        Adjusted EBITDA has limitations as an analytical tool. As a result, you should not consider it in isolation, or as a substitute for, or more meaningful than net income (loss), operating income (loss) or any other measure of financial performance reported in accordance with GAAP. You also should not construe Adjusted EBITDA as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements, or for future requirements or contractual commitments;

  •
  other companies may calculate Adjusted EBITDA differently than we do or reference EBITDA rather than Adjusted EBITDA, limiting our Adjusted EBITDA's usefulness as a comparative measure; and

  •
  Adjusted EBTIDA does not reflect tax obligations.

        The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Net income (loss)	$(43,056)	$24,339	$135,468	$10,649	$17,169

Adjustments:
Interest expense	14,701	10,841	10,321	3,210	3,727
Income tax expense (benefit)	(1,236)	(7,650)	(84,441)	1,566	10,957
Depreciation and amortization	70,992	71,689	66,808	20,393	19,588
Stock based compensation(1)	874	48	10,795	79	448
Provision (benefit) for vacation expense(2)	393	18	(1,455)	646	1,985
Provision for environmental liabilities(3)	4,738	6,588	15,095	2,055	1,155
SCAQMD settlement(4)	15,000	—	—	—	—
Oil derivative(5)	—	—	2,186	—	1,553
Other expenses—net(6)	1,719	5,305	5,925	859	2,079

Adjusted EBITDA	$64,125	$111,178	$160,702	$39,457	$58,661

(1)
Reflects the non-cash stock-based compensation expense associated with the vesting of stock awards and adjusting liability awards to fair value.

(2)
Reflects the non-cash change in our vacation accrual balance.

(3)
Reflects the provision for environmental liabilities associated with changes in the current estimate of the actual costs to be incurred to complete the remediation of open sites, perform the actions required to receive regulatory certification of closure at sites that are no longer operating and the cost to settle Superfund and Superfund-type cases brought against us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Matters."

(4)
Reflects the cash settlement with the SCAQMD and other regulatory agencies for certain environmental regulation violations in California. See "Business—Legal Proceedings."

(5)
Reflects the change in the fair market value of certain commodity derivatives related to crude oil held by us.

(6)
Primarily reflects gain or loss on retirements of long-lived assets and gain or loss on foreign exchange transactions.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations may be materially adversely affected. As a result of these and other factors, the trading price of our common stock may decline, and you might lose part or all of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements.

Risks Relating to Our Business

Fluctuations in oil prices may have a negative effect on our results of operations.

        The prices at which we sell our base and blended lubricating oils are affected by changes in the reported spot market prices of oil as reflected in the Independent Commodity Information Services—London Oil Reports, or the ICIS-LOR rate, which is quoted weekly for base oil in Europe, Asia and North America. If the ICIS-LOR rate increases, we typically will charge a higher price for our base and blended lubricating oils. Similarly, if the ICIS-LOR rate declines, we typically will charge a lower price for our base and blended lubricating oils. The price at which we sell our RFO is affected by changes in the U.S. Gulf Coast No. 6—3% oil index, or the 6-oil index, which is an index measuring changes in the price of heavy fuel oil. Increases in the 6-oil index typically translate into a higher price for our RFO. Conversely, decreases in the 6-oil index typically translate into a lower price for our RFO. The cost to collect used oil, including the amounts we must pay to obtain used oil and the fuel costs of our oil collection fleet, typically also increases or decreases when the relevant indices increase or decrease. However, even though the prices we can charge for our re-refined oil and RFO and the costs to collect and re-refine used oil and process RFO typically increase and decrease together, we cannot assure you that when our costs to collect and re-refine used oil and process RFO increase we will be able to increase the prices we charge for our re-refined oil and RFO to cover such increased costs or that the costs to collect and re-refine used oil and process RFO will decline when the prices we can charge for re-refined oil and RFO decline. These risks are exacerbated when there are rapid fluctuations in these oil indices.

        The price at which we purchase used oil from our large customers through our oil collection services, a component of our Environmental Services segment, is generally fixed for a period of time by contract, in some cases for up to 90 days. Because the price we pay for a majority of our used oil is fixed for a period of time and it can take up to eight weeks to transport, re-refine and blend collected used oil into our finished blended lubricating oil products, we typically experience margin contraction during periods when the 6-oil index or the ICIS-LOR rate declines. If the ICIS-LOR rate or the 6-oil index declines rapidly, as in 2009, we may be locked into paying higher than market prices for used oil during these contracted periods while the prices we can charge for our finished oil products decline significantly. If the prices we charge for our finished oil products and the costs to collect and re-refine used oil and process RFO do not move together or in similar magnitudes, our profitability may be materially and negatively impacted.

        We have entered into several commodity derivatives since 2011, which are comprised of cashless collar contracts related to crude oil, in each case, where we sold a call option to a bank and then purchased a put option from the same bank, in order to manage against significant fluctuations in crude oil, which are closely correlated with the ICIS-LOR rate and the 6-oil index. Because these commodity derivatives are designed to only mitigate our exposure to declines in these oil indices below a price floor, we will not be protected and our profitability may be materially and negatively impacted by declines above the price floor and we will only be partially protected against declines below the price floor. In addition, these commodity derivatives will limit our upside when these oil indices increase above a price cap because we will be required to make payments in that circumstance. Our current commodity derivatives expire at various intervals through the third quarter of 2013. We currently expect to enter into similar commodity derivatives as our current commodity derivatives expire, subject to cost and availability, but there can be no assurance that we will be able to enter into commodity derivatives in the future with acceptable terms.

Our operations are subject to numerous environmental, health and safety and other laws and regulations and, to the extent we are found to be in violation of any such laws and regulations, our business could be materially and adversely affected.

        Our operations are subject to extensive federal, state, provincial and local laws and regulations relating to the protection of the environment, health and safety which, among other things:

  •
  regulate the collection, transportation, handling, processing and disposal of the hazardous and non-hazardous wastes that we collect from our customers;

  •
  impose liability on persons involved in generating, handling, processing, transporting or disposing hazardous materials;

  •
  impose joint and several liability for remediation and cleanup of environmental contamination, specifically Superfund sites; and

  •
  require financial assurance that funds will be available for the closure and post-closure care of sites where hazardous wastes are stored, processed or disposed.

        See "Environmental Regulations."

        The breadth and complexity of all of these laws and regulations affecting our business make consistent compliance extremely difficult and often result in increased operating and compliance costs, including by requiring the implementation of new programs to promote compliance. Even with these programs, we and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties, interruption of business operations, fines or other sanctions and require expenditures for remedial work at our and third party facilities. Under current law, we may be held liable for damage caused by conditions that existed before we acquired the assets or operations involved or if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination. We may also be held liable for the mishandling of waste streams resulting from the misrepresentations by a customer as to the nature of such waste streams. In such proceedings in the past, we have been subject to fines and certain orders requiring us to take environmental remedial action. In fiscal year 2011, we paid a total of approximately $190,000 for such fines, including fines arising in previous years. In 2009, we recorded as an expense a $15.0 million settlement with the SCAQMD and other regulatory agencies for alleged civil violations of SCAQMD Rule 1171, which prohibits the use of solvent, except for certain exempt uses, in the district. In the future, we may be subject to monetary fines, civil or criminal penalties, remediation, cleanup or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits required for the operation our facilities. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our financial condition and results of operations.

        Environmental laws and regulations are subject to change and have historically become increasingly stringent. There has been a regulatory-driven shift away from higher VOC solvent, as evidenced by the recent move of the OTC to reduce the VOC limits for various products, including solvent used for parts cleaning or with paint-gun cleaning equipment. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require us to modify or curtail our operations or replace or upgrade our facilities or equipment at substantial costs, which we may not be able to pass on to our customers, and we may choose to indemnify our customers from any fines or penalties they may incur as a result of these new laws and regulations. On the other hand, in some cases if new laws and regulations are less stringent, our customers or competitors may be able to manage waste more effectively without reliance on our service, which could decrease the need for our services or increase competition, which could adversely affect our results of operations.

        We are also required to obtain and maintain permits, licenses and approvals to conduct our operations in compliance with such laws and regulations, which are subject to renewal and modification, as well as potential challenges by community or environmental groups. If we are unable to maintain or comply with our existing permits, licenses and approvals, we may not be able to continue certain of our operations. If we are unable to obtain any additional permits, licenses and approvals which may be required as we expand our operations, we will not be able to grow our business.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if we are found to be a responsible party for the improper handling or the release of hazardous substances.

        As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, we face risks of liability for environmental contamination. The Federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA or Superfund, and similar state laws impose strict liability for cleanup costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them. As a "potentially responsible party," or PRP, we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. We could be required to pay the entire cost of the investigation and cleanup of a site without regard to our fault for the release of the hazardous substance and even though other companies might also be liable. Even if we were able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

        Our facilities and the facilities of our customers and third party contractors may have generated, used, handled or disposed of hazardous substances and other regulated wastes. Contamination of soil or groundwater has been discovered at some of the facilities we own or use. We also frequently contractually agree to be responsible for environmental spills or other non-compliance relating to the waste streams of our customers that we handle. Remediation or other corrective action for environmental damage we cause or to which we contribute may be required at these sites and adjoining sites where contamination may have spread at substantial cost. For each of these sites, we have developed or are developing remediation cost estimates. These estimates are continuously reviewed and updated, and we maintain reserves in accordance with GAAP for these matters based on such cost estimates. As of April 21, 2012, we had $41.6 million of these reserves. Estimates of our liability for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult to calculate accurately. There can be no assurance that the ultimate cost and expense of remediation or corrective action will not substantially exceed our reserves and have a material adverse impact on our business, financial condition or results of operations. See Note 2 "Summary of Significant Accounting Policies—Environmental Liabilities" of our audited consolidated financial statements included elsewhere in this prospectus.

        Additional environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be accurately estimated and which could materially reduce our profits. Our pollution liability insurance excludes certain liabilities under CERCLA. Thus, if we were to incur liability under CERCLA that was not covered by our insurance and if we could not identify other parties responsible under the law whom we are able to compel to contribute to the liabilities, the cost to us could be substantial and could impair our profitability, reduce our liquidity and have a material adverse effect on our business. We also offer our customers specific guarantees that we will be responsible for all expenses and liabilities resulting from any spill that occurs while we are transporting, processing or disposing of customers' waste materials. Accordingly, we may be required to indemnify our customers for any liability under CERCLA or other environmental laws and regulations and related costs, which could be material.

        Our customer service agreements typically provide that the customer is responsible for ensuring that the waste materials we collect from the customer include only those waste materials that we have agreed to collect and that the customer is required to confirm the waste material matches the waste profile provided by the customer. Nevertheless, we may be exposed to liability if customers provide us with non-conforming waste materials, fail to properly identify the types of waste materials that we collect from them or falsify a waste manifest, and we may not be successful in recovering from those customers any damages we incur as a result of their negligence or unlawful actions. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

We have substantial financial assurance requirements, and increases in the costs of obtaining adequate financial assurance could negatively impact our business, financial condition or results of operations.

        We are required by environmental laws to provide financial assurance that funds will be available when needed for closure and post-closure remediation costs at certain of our treatment and storage facilities, the costs of which could be substantial. Our total estimated closure and post-closure costs requiring financial assurance by regulators as of December 31, 2011, were $51.5 million. We typically have several options to demonstrate satisfactory financial assurance requirements, including letters of credit, surety bonds, trust funds and a financial (net worth) test. The financial assurance instrument is provided for the benefit of the permitting authority and is not available for use at our discretion. The amount of financial assurance required varies by state and is subject to potentially significant increases by regulators. The cost of financial assurance instruments is difficult to accurately predict and depends on many factors, some of which are outside of our control, including the availability of instruments in the marketplace, the amount and form of financial assurance required by a state, our creditworthiness and our operating history. General economic factors, including developments within the insurance industry, may adversely affect the cost of our current financial assurance instruments and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. In the event the cost of financial assurance instruments we are required to provide increases, or we are otherwise unable to obtain sufficient coverage, our business, financial condition or results of operations could be materially adversely affected. Our ability to continue conducting our industrial waste management operations could be adversely affected if we should become unable to obtain sufficient insurance and/or financial assurance to meet our business and regulatory requirements in the future. See Note 12 "Commitments, Contingencies and Legal Proceedings—Contingencies—Financial Assurance" of our audited consolidated financial statements included elsewhere in this prospectus and "Business—Insurance and Financial Assurance."

Our revenues are highly dependent on customers concentrated in North America, and weakness in the business cycles of North American industries adversely impacts our business and operating results.

        A significant portion of our customer base is comprised of North American companies in the automotive (including dealerships and repair and maintenance shops), manufacturing and transportation industries. The overall levels of demand for our re-refined oil products and our environmental services, and the amount of used oil generated that can be collected for re-refining, are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in North America, as well as regional economic conditions. Additionally, many of our principal consumers are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, employment levels, interest rates, consumer confidence and housing demand. In late 2008 and throughout 2009, we saw a marked decline in business operations among original equipment manufacturers and in the automotive industry in North America, which caused a reduction in the demand for our re-refined oil products and our environmental services, as well as a reduction in the amount of used oil generated that we collected for re-refining. Declines in our customers' businesses may result in fluctuations in demand, volumes, pricing and operating margins for our products and services. Our North American network, including our facilities, fleet and personnel, subjects us to high fixed costs, which makes our margins and earnings sensitive to changes in revenues. In periods of declining demand, our high fixed cost structure may limit our ability to reduce costs and may adversely impact our business and operating results.

We are self-insured for certain claims, and a significant number of claims could negatively impact our financial condition and results of operations.

        We are self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, we maintain stop-loss insurance coverage for occurrences above certain amounts. Our self-insurance and other insurance policies do not cover all of our potential losses, costs or liabilities. In August 2010, a Company vehicle being driven by an employee of a third party hired to transport the vehicle was involved in a serious accident, resulting in the death of the passenger and significant injuries to the driver. This matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents. The Company has accrued $2.0 million related to this incident as of December 31, 2011, which is the amount of our self-insured retention in excess of the driver's insurance policy. We could suffer losses within our deductibles or self-insured retentions or for uninsurable or uninsured risks, or for amounts in excess of our existing insurance coverage, all of which losses could significantly and adversely affect our financial condition and results of operations. Our pollution legal liability insurance excludes costs related to fines, penalties or assessments and may not cover all of our environmental losses. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. Our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business would be materially and adversely affected.

We are subject to product liability claims and other product quality issues from time to time that could adversely affect our financial condition and results of operations.

        We are named as a defendant in various product liability lawsuits in various courts and jurisdictions throughout the United States from time to time. See "Business—Legal Proceedings." We are currently involved in approximately 70 proceedings wherein persons claim personal injury resulting from the use of our parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in our parts cleaning equipment contains contaminants or that our recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that we failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene. Although we maintain insurance that we believe will provide coverage for these claims over amounts accrued for self-insured retentions and deductibles, this insurance may not provide coverage for potential awards of punitive damages against us. Although we vigorously defend ourselves and the safety of our products against all of these claims, these matters are subject to many uncertainties and outcomes are not predictable with assurance. We may also be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available. If one or more of these claims is decided unfavorably against us and the plaintiffs are awarded punitive damages, or if the claim is one for which insurance coverage may not be available, our financial condition and results of operations could be materially and adversely affected. Additionally, if one or more of these claims is decided unfavorably against us, such outcome may encourage even more lawsuits against us.

We are dependent on third parties for the disposal of our customers' waste streams and the execution of total project management services.

        We do not own any end waste disposal sites. As a result, we are dependent on third parties for the disposal of our customers' waste streams. In addition, we use third party subcontractors to provide some of our total project management services. We generally do not have any long term contracts with these disposal vendors and subcontractors. To date, our disposal vendors and subcontractors have generally met our requirements, but we cannot assure you that they will continue to do so. If our current disposal vendors or subcontractors cannot perform up to our standards, our reputation with our customers could be damaged, and we may be required to replace these vendors. Although we believe there are a number of potential replacement disposal vendors and subcontractors that could provide such services, we may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of our customers' waste streams by disposal vendors or subcontractors could expose both us and our customers to liability. Any failure by disposal vendors or subcontractors to properly collect, transport, handle or dispose of our customers' waste streams, or any insolvency or business closure of disposal vendors or subcrontractors, could expose us to liability, damage our reputation and generally have a material adverse effect on our business, financial condition or results of operations.

Our operating margins and profitability may be negatively impacted by changes in fuel and energy costs.

        We operate a large fleet of trucks to service our customers at their sites and collect used oil, among other things. As a result, increases in oil, natural gas and fuel prices have a significant impact on our operating expenses. In addition, because solvent is a product of crude oil, increases in the price of oil generally result in an increase in solvent costs and, as a result, an increase in our operating expenses. The price and supply of oil, fuel and solvent is difficult to accurately predict and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We have experienced increases in the cost of fuel, solvent and other petroleum-based products in four of the last five years. Although in the past, we have been able to pass-through some of these costs to our customers, we cannot assure you that we will be able to continue to do so in the future. Fuel, solvent or other product prices may continue to increase significantly in fiscal year 2012 and beyond. A significant increase in our fuel, solvent or other product costs could lower our operating margins and negatively impact our profitability.

We operate in competitive markets, and there can be no certainty that we will maintain our current customers or attract new customers or that our operating margins will not be impacted by competition.

        The industries in which we operate are highly competitive. We compete with numerous local and regional companies of varying sizes and financial resources in all of our Environmental Services offerings, and we compete with large oil companies in the sale of our re-refined oil products and RFO. Competition for environmental services is based primarily on quality of service, price, efficiency, safety and innovative products. Our re-refined oil products and our RFO are largely commoditized with other oil products made from virgin or re-refined oils and RFO and, as a result, competition in the sales of our re-refined oil products and RFO is based primarily on price. We can lose customers to competitors who compete primarily on price. When this happens, we may be forced to reduce our prices to attract or retain customers. If we decide to match our competitors' pricing, there is still no certainty that we will be able to attract and retain customers, and our revenues and operating margins will be adversely impacted. In addition, due to our scale and the nature of the products and services that we provide, we regularly lose customers for a variety of reasons. In 2011, only approximately 15% of our customers were under contract, which generally are for an initial term of one year and then automatically renew for additional one-year periods unless terminated by the customer or us. Although historically our customer losses have generally been offset by gaining new customers and winning back previous customers, if in the future we are unable to replace lost customers, our revenues and operating margins will be adversely impacted.

Our parts cleaning business has experienced adverse trends and intense competition which, if continued, could have a material adverse effect on our business, financial condition or results of operations.

        The parts cleaning industry in North America is a mature industry that has experienced adverse economic trends for a number of years. These trends include: regulatory pressures for waste minimization and reductions in the VOC limits of solvent; improved production quality in the automotive industry; increased utilization of replacement or throw-away parts; consolidation in automotive aftermarket services; and plant closures and off-shoring of industrial operations. These trends have combined to cause the overall size of the parts cleaning industry to shrink in recent years by approximately 1-2% each year. In addition, we believe that, in the past, we lost market share in the parts cleaning business due to the relative ease of entry into this market by small, local competitors who do not operate treatment, transfer and storage facilities that require lengthy governmental permitting, and due to increased competition from regional competitors. Our parts cleaning business represented 18% of our revenues for fiscal year 2011 and 17% of our revenues for the 16 weeks ended April 21, 2012. Given the regulatory actions that we expect will drive a conversion from solvent to aqueous-based parts cleaning, we will need to have an attractive and competitive aqueous-based service to maintain our market share. There can be no assurance that our aqueous-based parts cleaning business will be as successful as our historic solvent parts cleaning business. A reduction in demand for parts cleaning services or a loss of market share by us could have a material adverse effect on our business, financial condition or results of operations.

We depend on key personnel, whom we may not be able to retain or recruit.

        One of our primary assets is our highly skilled personnel, including Robert M. Craycraft II, our CEO and President, and our other executive officers. Our future success will depend upon, among other things, our ability to keep our executives and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the executives and other employees that we need. While we have entered into employment agreements with certain members of our senior management team, should any of these persons be unable or unwilling to continue their employment with us, our business, financial condition or results of operations could be materially and adversely affected.

Expansion of our business may result in unanticipated adverse consequences.

        In the future, we may seek to grow our business by investing in new or existing facilities, making acquisitions or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may divert our management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:

  •
  the failure to integrate or operate successfully the acquired businesses or facilities;

  •
  the inability to maintain key pre-acquisition business relationships;

  •
  loss of key personnel of the acquired business or facility;

  •
  exposure to unanticipated liabilities; and

  •
  the failure to realize efficiencies, synergies, cost savings and growth projections.

        As a result of these and other factors, including the general economic risk associated with the industries in which we operate, we may not be able to realize the expected benefits from acquisitions, partnerships, joint ventures or other investments.

The construction of a new re-refinery is subject to risks, including delays and cost overruns, which could have an adverse impact on our business, financial condition and results of operations.

        As part of our growth strategy, we intend to build a new re-refinery and blending facility in the Gulf Coast region. This construction project is subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following: unexpected long delivery times for, or shortages of, key equipment, parts and materials; shortages of skilled labor and other personnel necessary to perform the work; unforeseen increases in the cost of equipment, labor and raw materials; unforeseen design and engineering problems; work stoppages; failure or delay of third party service providers and labor disputes; disputes with suppliers; inability to obtain required permits or approvals; and events of force majeure, including hurricanes, tornadoes and power outages. As a result, this project may not be completed on schedule, or at all. Delays in construction or operation of the plant could adversely impact our capital expenditure budget and working capital budget. In addition, following completion we may need to make additional capital expenditures to maintain the economic value of the plant and to comply with applicable laws and regulations, which capital expenditures would be subject to these same risks and could affect our ability to make capital expenditures for other projects.

        As a consequence of project delays, cost overruns, changes in demand for our services and other reasons, we may not achieve the economic benefits expected from construction of the plant or any other additional capital expenditure projects, which could adversely affect our business, financial condition and results of operations. Additionally, significant unanticipated fluctuations in used oil supply or our ability to timely collect used oil from suppliers could cause operating problems and materially and adversely affect our ability to fully utilize the plant's additional capacity for re-refining used oil.

We are dependent on third parties for the manufacturing of the majority of our equipment.

        We do not manufacture the majority of the equipment, including parts washers, that we provide to our customers. Accordingly, we rely on a limited number of third party suppliers for manufacturing this equipment. The supply of third party equipment could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to retain these providers or obtain our requests from these providers, we may not be able to obtain alternate providers in a timely manner or on economically attractive terms, and as a result, we may not be able to compete successfully for new business, complete existing engagements profitably or retain our existing customers. Additionally, if our third party suppliers provide us with defective equipment, we may be subject to reputational damage or product liability claims which may negatively impact our reputation, financial condition and results of operations. Further, we generally do not have long term contracts with our third party suppliers, and as a result these suppliers may increase the price of the equipment they provide to us, which may hurt our results of operations.

We may be subject to citizen opposition and negative publicity due to public concerns over hazardous waste operations, which could have a material adverse effect on our business, financial condition or results of operations.

        There currently exists a high level of public concern over hazardous waste operations, including with respect to the siting and operation of transfer, processing, storage and disposal facilities. Part of our business strategy is to increase our re-refining capacity through the construction of a new facility and the expansion of existing facilities as well as the expansion of Environmental Services offerings in growth markets. Zoning, permit and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we have been, and may in the future be, subject to citizen opposition and publicity which may damage our reputation and delay or limit the expansion and development of our operating properties or impair our ability to renew existing permits, any of which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.

We may incur significant levels of indebtedness, which could adversely affect our financial condition and ability to fulfill our obligations.

        As of April 21, 2012, we had $224.4 million of outstanding indebtedness. We also have the ability under our credit facility to draw upon our $225.0 million revolver (which has a $100.0 million letter of credit sub-facility). As of April 21, 2012, we had $40.4 million of letters of credit outstanding under the sub-facility of our revolver which left us with $184.6 million available under the revolver as of that date.

        Borrowings under our credit facility bear a floating rate of interest. A 100 basis point increase in our interest rates on our outstanding debt as of April 21, 2012 would increase our interest expense by $2.2 million on an annual basis. In addition, we may from time to time incur additional indebtedness. In the event of an increase in the base reference interest rates or an increase in the amount of our indebtedness, our interest expense will increase and could have a material adverse effect on our results of operations.

        We expect to obtain the funds to pay principal and interest on our indebtedness by utilizing cash flow from operations. Our ability to meet these payment obligations will depend on our future financial condition, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate. We cannot be certain that future cash flow from operations will be sufficient to allow us to service our debt and other obligations. If we are unable to generate sufficient cash flow from operations in the future to service these obligations, we may be required to refinance all or a portion of our existing debt facilities or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

        We may also incur significant additional indebtedness to support our growth plans, including for capital expenditures and to fund acquisitions. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive opportunities. Sufficient funding for an acquisition may not be available on short notice or may not be available on favorable terms.

        Our current indebtedness, together with any additional indebtedness we may incur, may:

  •
  require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which will reduce the amount of funds available to finance our operations and other business activities and to implement our growth strategy;

  •
  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our borrowings (if any) under our revolving credit facility;

  •
  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

  •
  limit our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

We are subject to restrictive debt covenants that impose operating and financial restrictions that could limit our ability to grow our business.

        Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our ability to:

  •
  incur additional indebtedness or issue preferred stock and certain redeemable capital stock;

  •
  pay dividends on or repurchase our capital stock;

  •
  make investments and acquisitions;

  •
  sell assets;

  •
  enter into transactions with affiliates;

  •
  create liens on our assets;

  •
  consolidate, merge or transfer all or substantially all of our assets; and

  •
  engage in other kinds of businesses.

        Furthermore, our credit facility requires us to maintain specified total leverage and interest coverage ratios and, under certain circumstances, requires us to make mandatory prepayments with a portion of our excess cash flow, asset sale proceeds and insurance proceeds. See "Description of Credit Facility." These restrictions could limit our ability to obtain future financing, make acquisitions, withstand downturns in our business or take advantage of business opportunities. Additionally, our ability to comply with the ratios may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or ratios could result in a default under our credit facility. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under our credit facility, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of the indebtedness, we may not have assets sufficient to repay this indebtedness in full.

Our revenues are relatively concentrated among a small number of our largest customers.

        In 2011, our ten largest customers accounted for approximately 25% of our total revenues and our largest customer accounted for approximately 8% of our total revenues. If one or more of our significant customers were to cease doing business with us or significantly reduce or delay the purchase of products or services from us, our business, financial condition and results of operations could be materially adversely affected. In addition, we are subject to credit risk associated with the concentration of our accounts receivable from our customers. None of our accounts receivable are covered by collateral or credit insurance. If one or more of our significant customers or if any material portion of our other customers were to fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected. Additionally, future consolidation of our customers or additional concentration of market share among our customers may increase our credit risk.

We cannot be certain that our net operating loss carryforwards, or NOLs, will continue to be available to offset our income tax liability.

        As of December 31, 2011, we had NOLs of approximately $175 million for U.S. federal income tax purposes. The NOLs will expire in various amounts beginning in 2025 if not used. The Internal Revenue Service, or the IRS, has not audited any of our tax returns for the years in which the losses giving rise to the NOLs were reported, nor has it otherwise challenged our use of the NOLs. Subject to certain limitations, NOLs may generally be used to offset future U.S. federal income tax liability.

        If a corporation undergoes an "ownership change," as such term is used in Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, the corporation's use of its NOLs will be subject to certain significant limitations. For these purposes, an "ownership change" generally occurs if, among other things, (1) stockholders (or a group of stockholders) who directly or indirectly own or have owned 5% or more of the value of our stock (or are otherwise treated as "5% shareholders" under Section 382 and the regulations promulgated thereunder) increase their percentage of ownership of our stock and (2) the increase of the total stock ownership of all such increasing 5% shareholders exceeds 50% (as measured against the lowest percentage of our stock owned by these 5% shareholders at any time during a testing period, which is generally the three-year period preceding the potential ownership change). If a corporation incurs an ownership change, the amount of the corporation's annual income that can be offset by pre-ownership change NOLs and certain built-in losses generally is limited to the product of (1) the fair market value of the corporation's equity multiplied by (2) the federal long-term tax exempt interest rate in effect on the date of the ownership change (as published by the IRS), subject to certain adjustments.

        We underwent an ownership change in 2005 and may undergo further ownership changes, including as a result of this offering. Accordingly, our ability to utilize our NOLs is limited and may become subject to further limitations in the future.

Risks Related to this Offering

Before this offering, there was no public market for our common stock and there can be no assurance that an active trading market for our common stock will develop.

        Prior to this offering, there was no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The New York Stock Exchange, or the NYSE, or otherwise or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this offering. Additionally, because we will have a limited number of shares of common stock in our public float, the market for such shares may be illiquid, sporadic and volatile. As a result, there may be extreme fluctuations in the price of shares of our common stock. The initial public offering price of the common stock will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price for our common stock in the future.

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

        In response to general economic and market conditions and their effect on various industries, securities markets worldwide, including the NYSE, experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If a trading market in our common stock develops, this market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance. In addition, after this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly, and such volatility may be exacerbated by our relatively small public float. Further, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public investors or market analysts that cover our company.

        Some specific factors that may have a significant effect on the market price of our common stock, most of which we cannot control, include:

  •
  actual or anticipated fluctuations in our operating results;

  •
  actual or anticipated changes in our growth rates or our competitors' growth rates;

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  conditions or trends in the markets in which we compete;

  •
  conditions or trends in the financial markets in general or changes in general economic conditions;

  •
  our ability to raise additional capital;

  •
  changes in market prices for our services and our products, including oil prices;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

  •
  any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

  •
  changes in financial estimates or recommendations by any securities analysts who follow our common stock;

  •
  speculation by the press or investment community regarding our business;

  •
  litigation and environmental liabilities; and

  •
  future sales of our common stock by our officers, directors and significant stockholders.

        As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover us may change their recommendations regarding our company, and our stock price could decline.

We do not anticipate paying dividends for the foreseeable future on our common stock.

        We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends. See "Dividend Policy."

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock, even if there is no relationship between such sales and the performance of our business, and could impair our ability to raise capital through future sales of our equity securities. Further, the perception that such sales may occur might also have the same effect.

        Upon consummation of this offering, there will be                                    shares of common stock outstanding. The                                    shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act. Of the remaining                        shares of common stock:

  •
  shares will be subject to lockup agreements described below under "Underwriting" and will only become eligible for resale upon the expiration of a                        -day lock-up period and, after such period, will be freely tradable pursuant to either Rule 144 under the Securities Act, subject to applicable volume, manner of sale and other limitations thereunder, or pursuant to an effective registration statement, and

  •
  shares of common stock, none of which are subject to any lock-up agreement, will be eligible for immediate resale in the public market without restriction pursuant to Rule 144 as a result of the expiration of the one-year holding period.

See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, the selling stockholders have registration rights with respect to the common stock that they will retain following this offering. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other holders of our outstanding common stock and options have each agreed to certain lock-up restrictions. We and they and their permitted transferees will not be permitted to sell any shares of our common stock for                         days (subject to extension) after the date of this prospectus, except as discussed in "Underwriting," without the prior consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, as representatives of the underwriters. The representatives of the underwriters may, in their sole discretion release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See "Underwriting."

        We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or the number of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock or other securities in connection with any such acquisitions and investments. Any or all of these occurrences could depress the trading prices of our securities.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting, compliance and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that being a public company will make it more expensive for us to attract and retain officers and directors and to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Further, we may need to hire additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Although we expect these additional expenses will range between $1 million and $3 million annually, we cannot fully predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition. Further, these expenses do not capture the impact that the diversion of management's time and resources to comply with the above requirements will have on our business.

Following the consummation of this offering, certain of our existing equity investors will collectively be able to exercise substantial influence over matters requiring stockholder approval and board approval and their interests may diverge from the interests of the other holders of our common stock.

        Following the consummation of this offering and assuming the underwriters do not exercise their overallotment option, affiliates of Highland Capital Management, L.P., or Highland Capital Management, Contrarian Capital Management, LLC, or Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings LLC, or GSC Acquisition Holdings, will beneficially own        %,        %,        % and        %, respectively, of our outstanding shares of common stock. As a result, these stockholders will collectively exercise substantial influence over matters requiring stockholder approval, including decisions about our capital structure. The interests of such stockholders may conflict with your interests as a holder of common stock. In addition, these stockholders are currently party to a voting agreement with Safety-Kleen. In accordance with the voting agreement, Highland Capital Management is currently entitled to designate two directors to our board of directors and Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings are each entitled to designate one director. Highland Capital Management's designees to our board are James Dondero and William Lane Britain, Contrarian Capital Management's designee is William J. Raine, JPMorgan Chase & Co.'s designee is Joseph Saad and GSC Acquisition Holdings' designee is Philip Raygorodetsky. The voting agreement will expire in accordance with its terms upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Voting Agreement." Notwithstanding the termination of the voting agreement, however, upon consummation of this offering, such directors will represent five of the eight directors on our board of directors and will be able to exercise substantial influence over matters requiring board approval.

Certain provisions of our governance documents and Delaware law, as well as our existing and future indebtedness could discourage, delay or prevent a sale of our business to a third party.

        It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change of control of our company that a stockholder may consider favorable. These provisions include the following:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

  •
  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at a stockholder meeting.

        In addition, the documents governing our credit facility impose, and we anticipate documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Under these documents, the occurrence of a change of control transaction would constitute an event of default permitting acceleration of the indebtedness.

        We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. See "Description of Capital Stock—Delaware Law." This provision, together with the provisions discussed above, could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        As a public company, we will be required to file annual and quarterly periodic reports containing our financial statements with the SEC within prescribed time periods. As part of the NYSE listing requirements, we will also be required to provide our periodic reports, or make them available, to our stockholders within prescribed time periods. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the NYSE listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements. If we are required to restate our financial statements in the future for any reason, any specific adjustment may be adverse and may cause our results of operations and financial condition, as restated, to be materially adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, stockholder lawsuits and investigations and sanctions by regulatory authorities, such as the SEC. Any of the above consequences could cause our stock price to decline and could impose significant unanticipated costs on us.

        As of each fiscal year end, commencing with the first fiscal year beginning after the effective date of this offering, our management will be required to evaluate our internal controls over financial reporting and to provide to our stockholders in our Annual Report on Form 10-K its assessment of our internal controls over financial reporting. At the same time, our independent registered public accounting firm will be required to evaluate and report on our internal controls over financial reporting in the event we become an accelerated filer or large accelerated filer. We are currently in the process of updating our internal control systems to comply with Section 404 of the Sarbanes Oxley Act of 2002. We may encounter problems or delays in completing the implementation of these systems or any other changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot timely and favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal control over financial reporting, investor confidence and our stock price could decline.

        In addition, to the extent we find material weaknesses or other deficiencies in our internal controls, we may determine that we have ineffective internal controls over financial reporting as of any particular fiscal year end, and we may receive an adverse assessment of our internal controls over financial reporting from our independent registered public accounting firm. Moreover, any material weaknesses or other deficiencies in our internal controls may delay the conclusion of an annual audit or a review of our quarterly financial results and may require substantial expenditures to address.

        If we are not able to issue our financial statements in a timely manner, or if we are not able to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the SEC and the listing requirements of the NYSE. If these events occur, our common stock listing on the NYSE could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to stockholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our business, results of operations, financial condition and stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations about future events and financial trends affecting our future financial and operating performance and growth plans, taking into account information currently available to us. These statements are not statements of historical fact but rather are based on management's current expectations. Forward-looking statements involve risks and are subject to uncertainty and changes in circumstances, all of which are difficult to predict and any of which could cause actual results to differ materially from the expectations of future results expressed or implied in such forward-looking statements.

        Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, among others:

  •
  fluctuations in the price of oil;

  •
  changes in, or our failure or inability to comply with, government regulations and adverse outcomes from regulatory proceedings;

  •
  our inability to obtain regulatory or other necessary approvals to operate our network and grow our business;

  •
  potential liabilities and expenditures related to environmental laws and regulations;

  •
  weaknesses in the business cycles of North American industries;

  •
  our ability to self-insure against certain claims;

  •
  our ability to protect ourselves from product liability claims;

  •
  our dependency on third parties for the disposal of our customers' waste streams and execution of total project management services;

  •
  changes in fuel and energy costs;

  •
  the highly competitive nature of the markets which we serve;

  •
  the risk that we may not be able to retain existing customers or obtain new customers;

  •
  adverse trends in the parts cleaning industry;

  •
  availability of qualified personnel;

  •
  potential adverse consequences associated with expansion of our business;

  •
  potential delays and cost overruns related to construction of our new re-refinery;

  •
  our dependency on third parties for the manufacturing of our equipment;

  •
  citizen opposition and negative publicity;

  •
  our future financial performance, including availability, terms and deployment of capital;

  •
  our high concentrations of customers in North America and relative concentration of revenues among a small number of top customers; and

  •
  inherent uncertainties in our ability to execute our business strategies to grow revenues and improve profitability, including our ability to increase our market share in the parts cleaning business, increase the scale of our oil services business, expand our customer base, increase the penetration of our existing customers, expand our service offerings, develop new products and grow through acquisitions.

        The words "may," "will," "should," "could," "would," "predicts," "potential," "continue," "future," "estimates," "expect," "intend," "plan," "believe," "project," "anticipate" and similar terms and phrases, including references to assumptions, identify forward-looking statements in this prospectus.

        Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on any forward-looking statements. We do not undertake any responsibility to publicly update or revise any forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus, except as may be required by any securities laws. If we update one or forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. We expect to incur approximately $             million of expenses in connection with this offering.

DIVIDEND POLICY

        We did not declare or pay any dividends on our common stock during fiscal years 2009, 2010 and 2011. In the second quarter of 2012 we declared, and in May 2012 we paid, a one-time cash dividend of $0.87 per share, totaling $45.2 million. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders.

        We currently expect to retain all future earnings for use in the operation and expansion of our business, and we do not plan to pay cash dividends on our common stock in the foreseeable future. The declaration and payment of any dividends by us and the amount of any such dividends will be determined by our board of directors, in its discretion, and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors. In addition, our credit facility limits the aggregate amount of additional dividends that we can pay, without a waiver, to $5.0 million annually, and the instruments governing our future debt will likely restrict our ability to pay dividends. See "Description of Credit Facility—Covenants."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of April 21, 2012.

        You should read the information in this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

As of April 21, 2012
(unaudited) (in thousands, except par value)
Cash and cash equivalents(1)	$62,332

Indebtedness:
Term loan, including current portion	$224,375
Revolver(2)	—

Total indebtedness, including current portion, and capital lease obligations	$224,375

Stockholders' equity:
Preferred stock ($0.01 par value, 10,000 shares authorized; 0 shares issued)	—
Common stock ($0.01 par value, 150,000 shares authorized; 50,817 shares issued and outstanding)(3)	508
Additional paid-in capital(1)	434,742
Accumulated other comprehensive income (loss)	6,475
Accumulated deficit	(115,009)

Total stockholders' equity	326,716

Total capitalization	$551,091

(1)
In the second quarter of 2012, we declared a $0.87 a share dividend. This decision resulted in a $45.2 million cash payment in May 2012, which is not reflected in the table. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders.

(2)
As of April 21, 2012, we had $184.6 million available for additional borrowings under our revolver after adjusting for $40.4 million of letters of credit issued but not drawn under our credit facility.

(3)
Excludes 4,282,886 shares reserved and available for future grant or issuance under the Safety-Kleen Equity Plan, of which options to purchase 2,251,957 shares at a weighted average exercise price of $5.65 per share and 683,992 restricted stock units had been granted and were outstanding as of April 21, 2012.

 DILUTION

        Dilution in adjusted net tangible book value per shares represents the amount by which the initial public offering price per share paid by the purchasers of the common stock to be sold in this offering exceeds the adjusted net tangible book value per share of our common stock after the offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from our tangible assets (total assets less our intangible assets) and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

        As of April 21, 2012, as adjusted to reflect the $45.2 million dividend paid in May 2012, we had a net tangible book value of $160.6 million, or $3.16 per share of common stock. After deducting estimated expenses payable by us in connection with this offering, our adjusted net tangible book value as of April 21, 2012, as adjusted to reflect the $45.2 million dividend paid in May 2012, would have been approximately $             million, or $            per share. Based on an assumed initial offering price of $            per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), new investors purchasing common stock in this offering will experience immediate dilution of $            per share.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of April 21, 2012	$3.16
Decrease in net tangible book value per share attributable to estimated offering costs

Adjusted net tangible book value per share

Dilution in net tangible book value per share to new investors		$

        The following table summarizes, on an as adjusted basis as of April 21, 2012, the total number of shares of common stock, the total consideration paid and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors purchasing shares of common stock in this offering. The calculation below assumes no exercise of the underwriters' over-allotment option to purchase additional shares and is based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting the underwriting discounts and commissions payable by the selling stockholders and the estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except per share data)
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

        The preceding tables exclude 4,282,886 shares of common stock reserved and available for future grant or issuance under the Safety-Kleen Equity Plan, of which options to purchase 2,251,957 shares at a weighted average price of $5.65 per share and 683,992 restricted stock units had been granted and were outstanding as of April 21, 2012. Assuming these options and restricted stock units fully vest and all the options are exercised, which includes cash proceeds from the exercise of options, the effect would be an increase of our pro forma net tangible book value per share after this offering by $            per share, and the dilution to new investors in this offering would decrease by $            per share, assuming the underwriters do not exercise their over-allotment option to purchase additional shares.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents selected consolidated financial data as of and for the fiscal years ended December 29, 2007, December 27, 2008, December 26, 2009, December 25, 2010 and December 31, 2011, and has been derived from our audited consolidated financial statements. The selected historical condensed consolidated financial information for the 16 weeks ended April 16, 2011 and April 21, 2012, and as of April 21, 2012, is unaudited, has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such period and our financial condition at such date. Historical results are not necessarily indicative of results to be expected for any future period. Without limiting the generality of the foregoing, because our first quarter contains four 4-week periods and the following three fiscal quarters each contain only three 4-week periods, results from our first quarter (including for the 16 weeks ended April 21, 2012) may not be indicative of our results for the remaining fiscal quarters.

        The information in the following table should be read together with our consolidated financial statements included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended					16 Weeks Ended
	December 29, 2007	December 27, 2008	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands, except per share data)
Consolidated statement of operations data
Revenues	$1,072,967	$1,232,721	$987,986	$1,074,132	$1,284,271	$358,150	$426,648
Expenses:
Operating (exclusive of depreciation and amortization, shown separately below)	891,768	1,008,326	875,305	892,908	1,076,348	300,045	348,093
General and administrative	75,649	77,445	69,561	76,700	73,842	21,428	25,035
Depreciation and amortization	68,637	68,647	70,992	71,689	66,808	20,393	19,588
Interest expense	24,683	22,842	14,701	10,841	10,321	3,210	3,727
Other expenses—net	5,140	4,792	1,719	5,305	5,925	859	2,079

Total expenses	1,065,877	1,182,052	1,032,278	1,057,443	1,233,244	345,935	398,522

Income (loss) before income taxes	7,090	50,669	(44,292)	16,689	51,027	12,215	28,126

Income tax (expense) benefit	(2,598)	(4,706)	1,236	7,650	84,441	(1,566)	(10,957)

Net income (loss)	$4,492	$45,963	$(43,056)	$24,339	$135,468	$10,649	$17,169

Income (loss) per share
Basic	$0.09	$0.90	$(0.84)	$0.47	$2.61	$0.21	$0.33

Diluted	$0.08	$0.85	$(0.84)	$0.46	$2.55	$0.20	$0.32

	As of					As of
	December 29, 2007	December 27, 2008	December 26, 2009	December 25, 2010	December 31, 2011	April 21, 2012
	(in thousands)
Balance sheet data
Cash and cash equivalents	$2,748	$43,483	$13,524	$23,651	$75,799	$62,332
Total assets	704,875	743,552	670,295	668,072	843,017	858,396
Long-term debt (including current maturities)	278,252	265,421	222,525	220,800	218,500	224,375
Total stockholders' equity	159,415	199,910	161,004	182,244	312,798	326,716

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We operate in two segments: Oil Re-refining and Environmental Services.

        Oil Re-refining (44% of fiscal year 2011 revenues).    We are North America's largest re-refiner of used oil. We own and operate two oil re-refineries, including the largest oil re-refinery in North America, located in East Chicago, Indiana, and the largest oil re-refinery in Canada, located in Breslau, Ontario. Our oil re-refineries represent approximately 60% of the total oil re-refining capacity in North America. Our re-refining assets and capabilities are further enhanced by our used oil collection network, which is the largest in North America and a part of our Environmental Services segment. In 2011, our Environmental Services segment collected approximately 200 million gallons of used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants. Our collection network provides us with used oil volumes in excess of our current re-refining capacity, giving us a stable and reliable source of used oil to optimize the efficiency of our re-refining operations and providing us with an avenue for future growth through the development of additional capacity.

        In fiscal year 2011, our Oil Re-refining segment re-refined approximately 160 million gallons of used oil to produce high quality base and blended lubricating oils, which we then sold to third party distributors, retailers, government agencies, fleets, railroads and industrial customers. We do not re-refine the remaining used oil that we collect due to current capacity limitations at our oil re-refineries. Instead, our Environmental Services segment processes and sells the remaining collected used oil as recycled fuel oil, or RFO.

        Environmental Services (56% of fiscal year 2011 revenues).    We offer customers a diverse range of environmental services through our overall network of more than 200 facilities, which includes 155 branch locations across North America. During fiscal year 2011, we serviced more than 200,000 customer locations in more than 20 end markets, including the commercial, industrial and automotive end markets. Our customers in fiscal year 2011 included more than 400 of the Fortune 500, most of which use two or more of the services we offer. Due to the recurring requirements of our customers, we average more than 2 million customer service calls annually. As a result of these regular service and maintenance contacts, we are well-positioned to cross-sell new and existing services and related products and to become the provider for many of our customers' varied environmental services needs.

        Disclosures related to our segments are explained further in Note 18 "Segment Reporting, Geographical Information and Major Customers" of our audited consolidated financial statements included elsewhere in this prospectus.

Sustainable Business Model

        Our business model focuses on utilizing the reusable and recyclable qualities of many of the materials we collect by processing or re-refining such products and then reselling them back into the marketplace. Operating margins are affected by the different collection and treatment process requirements associated with the various materials we collect, as described below.

        We collect used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, service stations, industrial plants and other businesses and process or re-refine it into a variety of products, including RFO and base and blended lubricating oils. While in the past we have charged customers to collect and remove their used oil, with increases in oil commodity prices, most customers now require us to pay them for their used oil. However, we still continue to charge some customers to collect their used oil in certain circumstances, such as when it is high in water content or is otherwise of a poor quality. The price at which we purchase used oil from our large customers is generally fixed for a period of time by contract, in some cases for up to 90-days.

        Recycled Fuel Oil.    We process RFO from collected used oil by dehydrating, chemically treating and filtering it to remove contaminants. We sell our RFO to asphalt plants, industrial plants, blenders, pulp and paper companies and vacuum gas oil, or VGO, and marine diesel oil, or MDO, producers. Our customers either burn RFO to operate their own facilities in lieu of alternate fuels such as natural gas, diesel and No. 2 fuel oil or use it as feedstock for VGO and MDO. The price at which we sell our RFO is affected by changes in the U.S. Gulf Coast No. 6—3% oil index, or the 6-oil index, which is an index measuring changes in the price of heavy fuel oil. Increases in the 6-oil index typically translate into a higher price for our RFO. Conversely, lower natural gas prices tend to decrease demand for our RFO as an alternate fuel source and, along with decreases in the 6-oil index, typically translate into a lower price for our RFO. Generally it takes us three to four weeks to transport and process collected used oil into saleable RFO.

        Base and Blended Lubricating Oils.    We re-refine collected used oil into base oils of various grades at our two re-refineries. We sell a portion of our base oil to other producers of blended lubricating oils as a "green" alternative to base oil produced from virgin crude oil. These producers are then able to offer products to their customers that are made from a sustainable and environmentally friendly source. We formulate the remainder of our base oils into blended lubricating oils by adding performance additives in accordance with our proprietary formulations and American Petroleum Institute licenses. We then either sell the finished products for private labels or under our own branded EcoPower® label. Sales of our base and blended lubricating oils generate higher margins than sales of our RFO. The prices at which we sell our base and blended lubricating oils are affected by changes in the reported spot market prices of oil as reflected in the Independent Commodity Information Services—London Oil Reports, or the ICIS-LOR rate, which is quoted weekly for base oil in Europe, Asia and North America. The rate we charge for our base and blended lubricating oils generally fluctuates in correlation with movements in the ICIS-LOR rate. Generally it takes us five to six weeks to transport and re-refine collected used oil into saleable base oil and an additional one to two weeks to formulate base oil into our finished blended lubricating oils.

        Margins are generally impacted by movements in relevant oil indices due to the timing lag created from the point at which we lock in a fixed price for used oil collected to the time it takes us to process used oil into our finished oil products. We typically experience margin contraction during periods when the 6-oil index or the ICIS-LOR rate declines and margin expansion during periods when the 6-oil index or ICIS-LOR rate increases.

        In addition to collection of used oil and sales of RFO and base and blended lubricating oils, we provide a diverse range of environmental services, such as parts cleaning services, containerized waste services, vacuum services and total project management. Our parts cleaning service generally consists of placing a specially designed parts washer at our customer's premises and then, on a scheduled basis, delivering clean solvent or aqueous-based washing fluid, cleaning and servicing the parts washer and removing the used solvent or aqueous fluid. We recycle all of the used mineral spirits solvent that we collect from our parts washers and return it to our customers as clean solvent, which accounts for more than 60% of our solvent servicing requirements and provides a cost advantage relative to competitors who only utilize virgin solvent for parts washer servicing. We are able to charge our customers for both the removal of used solvent and the return of clean solvent.

Outlook

        We expect the following factors to affect our results of operation in future periods.

        Favorable Sustainability Trends.    We believe corporate sustainability initiatives and stricter environmental regulation will increasingly enhance demand for re-refined products. Companies can significantly reduce their carbon footprint by switching to re-refined oil and reducing greenhouse gas emissions by more than 7,500 metric tons for every million gallons of traditional oil that is displaced. We expect increasing consumer demand for re-refined products will result in increased demand for our base, private label blended and EcoPower® branded lubricating oils.

        Mix Shift to Blended Product.    By shifting our mix of re-refined output from base to blended lubricating oils, we are able to generate incremental volume and revenues compared to base oil. We intend to continue migrating our product mix to blended lubricating oils, in general, and EcoPower® branded "green" products, specifically, in order to capture higher value, enhanced volumes and the benefits of more stable pricing due to blended market demand dynamics. We recently increased our onsite blending capabilities and capacity through the completion of our East Chicago re-refinery build-out. We expect the increased onsite blending capabilities to reduce overall blending costs and provide greater flexibility for shifting volume mix in the future.

        Increase in Capital Expenditures to Support Capacity Expansion.    In order to optimize the value of our collected used oil, we intend to increase our re-refining capacity and enhance our blending capabilities. We are currently in the process of a 10 million gallon expansion at our Breslau re-refinery, which we expect to be completed in the fourth quarter of fiscal year 2012. We expect total capital expenditures associated with the project to be approximately $30 million. As of the first quarter of 2012, we had invested $21.2 million in the expansion project, with the balance of this amount to be spent throughout the remainder of 2012.

        Increase in Capital Expenditures to Fund a New Re-refinery.    We are in the development stages of building a third re-refinery and blending facility in the Gulf Coast region, with approximately 50 million gallons of incremental used oil re-refining capacity and blending capabilities for most of the re-refinery's lubricating oil production. We expect total capital expenditures associated with the project to be approximately $100 million, a majority of which we expect to invest in fiscal years 2013 and 2014. We expect the re-refinery to become fully operational in the first half of fiscal year 2015. We expect our third re-refinery and blending facility to enhance base and blended lubricating oil sales opportunities and the productivity of our operations due to logistical improvements enabled by the new re-refinery's geographic location.

        Trend from Solvent to Aqueous Parts Cleaning.    We anticipate that new regulations limiting the use of solvent in parts cleaning services will drive a conversion from higher VOC solvent to aqueous parts cleaning, among other alternatives, over the next two years in certain states. We believe that we are well positioned to take advantage of the regulatory-driven shift to aqueous parts cleaning and that we will be able to increase our parts cleaning market share as a result. However, our aqueous parts cleaning service offering possesses lower gross margins than our solvent parts cleaning service offering; therefore, our anticipated increase in parts cleaning revenues may not result in higher profitability.

        Continuous Improvement Initiatives.    We have implemented an operational excellence plan that we expect to drive increased efficiencies and cost reductions over the next several years. These opportunities include streamlining our waste handling and management processes, increasing field level automation, enhancing fleet maintenance, improving routing and continuing the roll-out of our lean and six sigma cost management certification program. We expect these initiatives to result in annual cost reductions in the operating expenses line items, thereby improving our gross margins.

        Commodity Derivatives.    We are exposed to market risk due to the volatility of certain commodities, including crude oil. We currently use commodity derivatives to manage against significant fluctuations in crude oil and crude oil derivative commodity prices and indices, however, these commodity derivatives will not fully protect us against certain decreases in such prices and indices and will limit our upside with certain increases in such prices and indices. These commodity derivatives expire at various intervals through the third quarter of 2013. We intend to continue to use derivative instruments to mitigate our exposure to fluctuations in oil indices above or below a certain range. The floor and cap prices of our derivative instruments will change over time as we continue to execute new derivative instruments at prevailing market prices. The fair value of these derivative instruments are included in operating expenses and are marked to fair value in each reporting period and, as a result, will affect our operating margins on a quarterly basis.

        Income Taxes.    We have net operating loss carryforwards, or NOLs, which we can use to reduce our U.S. federal income tax expense in future periods. As of December 31, 2011, we had Net Operating Loss carryforwards, or NOLs, for U.S. federal income taxes of $174.8 million that begin to expire in fiscal year 2025. We determined we incurred an ownership change for tax purposes on or about October 26, 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million ($79.0 million as of December 31, 2011) are subject to certain annual limitations under IRS Code Section 382. We also have foreign NOLs of $34.6 million that begin to expire in fiscal year 2012 and will continue to expire unless utilized. We expect that our NOLs will eliminate or reduce our potential federal income tax liability over the next several years. We do not expect a change of control in connection with this offering. However, a future change of control could limit our ability to utilize our NOLs.

Components of Revenues and Expenses

        Revenues.    We generate our revenues from the following segments:

        Oil Re-refining

        Revenues from our Oil Re-refining segment are derived from the sale of high quality lubricating oils which we re-refine from used oil. Our re-refined lubricating oils are either sold as base oils to compounding and blending companies or blended into products such as motor oil or hydraulic oil and are then sold to distributors and other industrial customers. Our re-refining process also produces certain by-products, such as asphalt and fuel products, which we then sell into the marketplace. Movements in the prices of our re-refined lubricating oils are generally correlated with movements in the reported spot market prices of oil, particularly the ICIS-LOR rate.

        Environmental Services

          Parts Cleaning Services. Revenues from parts cleaning services include fees charged to customers for their use of parts washer equipment, to clean and maintain parts washer equipment and to remove and replace used cleaning fluids. Our parts cleaning customers include automobile repair stations, car and truck dealers, engine repair shops, fleet maintenance shops and other automotive, retail repair and industrial customers. We provide recurring services on parts washers, with a typical service interval of 7 to 14 weeks.

          Containerized Waste Services. Revenues from containerized waste services represent fees charged for the removal of waste products that our customers cannot, or do not want to, dispose of through conventional disposal facilities. Fees vary depending on the type of waste and disposal outlet. Examples of these waste products include paints, inks, used oil filters, gasoline filters, gasoline, brake fluid, fluorescent bulbs, absorbents and other similar waste materials.

          Recycled Fuel Oil. Revenues from RFO represent direct sales of RFO to external customers. We process collected used oil in excess of our current re-refining capacity into RFO. Movements in the price of RFO are generally correlated with movements in the 6-oil index, as discussed above.

          Total Project Management. Revenues from total project management represent fees charged for various services provided to our customers, such as chemical packing, on-site waste management, remediation, compliance training and emergency spill response or for the service of selecting and managing pre-qualified third party contractors or internal staff to provide such services. Fees charged are generally based on the duration of the project and the materials provided for the project.

          Other Products and Services. Revenues from other products and services, such as degreasers, glass cleaners, thinners and hand cleansers and vacuum services represent sales of the relevant products and fees charged for the relevant services.

          Intersegment Revenues. Intersegment revenues represent sales of used oil from our Environmental Services segment to our Oil Re-refining segment, which we account for at the estimated fair market price of RFO if the used oil originates from one of our oil terminals or a percentage of the 6-oil index if the used oil originates from one of our branches, due to the preliminary processing, including dehydrating and filtering, applied to the used oil at our oil terminals that is not applied at our branches.

        Operating Expenses.    Operating expenses consist of the direct costs associated with removing and managing disposal of waste products generated by our customers; costs of materials, including used oil, additives used in producing re-refined oil products, allied products and products consumed in our parts cleaning services and waste services; operating salaries and employee-related benefits for operations personnel; transportation costs related to movements of various waste streams by third parties; costs associated with maintaining our infrastructure; costs associated with our vehicle service fleet, such as leasing, maintenance, fuel, licenses and permits; utilities and property-related costs; and other operating costs, such as insurance, travel, advertising and marketing, general supplies and equipment rentals. Also included in operating expenses are changes in the fair value of commodity derivatives related to crude oil, which are marked to fair value in each reporting period.

        Similar to our Oil Re-refining segment revenues, our operating expenses are affected by changes in various commodity indices, including crude, natural gas quoted on the New York Mercantile Exchange, or NYMEX, and Platt's No. 2 Gulf Coast Oil index. This correlation with expenses partially offsets the margin impact that oil prices have on our Oil Re-refining segment revenues. For example, if the price for crude decreases, the cost of used oil, solvent, additives used in the production of blended lubricating oils, fuel cost for fleet and transportation cost from third party providers will typically also decrease. Similarly, if the price of crude increases, these costs typically also increase. An increase in certain NYMEX-quoted commodity rates will result in an increase in utility expense at our re-refineries and recycling centers because these facilities generally use large quantities of natural gas for fuel.

        Our North American network, including our facilities, fleet and personnel, subjects us to high fixed costs, which makes our margins and earnings sensitive to changes in revenues. In periods of declining demand, our high fixed cost structure may limit our ability to reduce costs and may result in reduced operating margins and potentially in operating losses.

        General and Administrative Expenses.    Our general and administrative expenses mainly consist of salaries and other employee-related benefits for our executive, administrative, legal, financial and information technology personnel (but not for operations personnel), as well as outsourced and professional services, rent, utilities and related expenses at our headquarters, bad debt expense and certain taxes.

        Other Expenses—Net.    Other expenses primarily represent items such as gain or loss on retirements of long-lived assets, and gain or loss on foreign exchange transactions.

        Segment Profit.    We define segment profit as total revenues, including intersegment revenues, less (1) direct operating expenses, excluding depreciation and amortization and environmental expense or benefit, but including intersegment cost of materials, which represents sales of used oil between our two segments at the estimated fair market price of RFO or a percentage of the 6-oil index, depending on the point of origin, and (2) an allocation of general and administrative expenses and other corporate support functions.

Consolidated Results of Operations

        Typically our fiscal year consists of thirteen 4-week periods ending on the last Saturday of December of each year. Our first quarter consists of four 4-week periods and each quarter thereafter consists of three 4-week periods. However, in fiscal year 2011 we had an additional week in the fourth quarter resulting in a 53 week fiscal year.

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Revenues	$987,986	$1,074,132	$1,284,271	$358,150	$426,648
Expenses:
Operating (exclusive of depreciation and amortization, shown separately below)	875,305	892,908	1,076,348	300,045	348,093
General and administrative	69,561	76,700	73,842	21,428	25,035
Depreciation and amortization	70,992	71,689	66,808	20,393	19,588
Interest expense	14,701	10,841	10,321	3,210	3,727
Other expenses—net	1,719	5,305	5,925	859	2,079

Total expenses	1,032,278	1,057,443	1,233,244	345,935	398,522

Income (loss) before income taxes	(44,292)	16,689	51,027	12,215	28,126

Income tax (expense) benefit	1,236	7,650	84,441	(1,566)	(10,957)

Net income (loss)	$(43,056)	$24,339	$135,468	$10,649	$17,169

16 Weeks Ended April 21, 2012 compared to 16 Weeks Ended April 16, 2011

  Revenues

        Revenues increased $68.4 million, or 19.1%, to $426.6 million from $358.2 million for the comparable 2011 period. This increase was primarily due to a $38.7 million increase in our Oil Re-refining segment's revenues, which accounted for 56.6% of the total increase. The increase in our Oil Re-refining segment's revenues were due to increases in both base and blended lubricating oil sales prices and volumes. The remaining increase of $29.7 million, or 43.4% of the total increase, was primarily due to increases in both prices and volumes in our Environmental Services segment, including parts cleaning services, containerized waste services, RFO sales, total project management and vacuum services.

  Total Expenses

        Total expenses increased $52.6 million, or 15.2%, to $398.5 million from $345.9 million for the comparable 2011 period. This increase was primarily due to an increase in operating expenses. Cost of materials increased $36.5 million, or 38.8%, to $130.7 million, primarily due to increases in the price of used oil and higher sales volumes of base and blended lubricating oils and RFO. Labor and benefit costs increased $5.4 million, or 5.9%, to $96.6 million, primarily due to an increase in commissions resulting from improved financial performance. Disposal expenses increased $3.0 million, or 11.7%, to $28.6 million, primarily due to an increase in disposal related services, such as containerized waste services, vacuum services and total project management.

        In addition, general and administrative expenses increased $3.6 million, or 16.8%, to $25.0 million from $21.4 million for the comparable 2011 period. This increase was primarily due to an increase in outsourced information technology services and legal fees for various matters. Finally, other expenses increased $1.2 million to $2.1 million from $0.9 million for the comparable 2011 period.

  Income Tax (Expense) Benefit

        Our income tax expense was $11.0 million, or an effective income tax rate of 39%, compared to our income tax expense for the comparable 2011 period of $1.6 million, or an effective income tax rate of 13%. This increase was primarily due to the reversal of our valuation allowance at the end of 2011 and improved operating performance. We expect that our future effective tax rate will more closely approximate the statutory income tax rate. We also expect that in the third quarter of 2012 we will record a $4.5 million tax benefit due to the expiration of statutes of limitations associated with unrecognized tax benefits.

  Net Income (Loss)

        For the foregoing reasons, net income increased $6.6 million, or 62.3%, to $17.2 million from $10.6 million for the comparable 2011 period.

Fiscal Year Ended December 31, 2011 (53 Weeks) compared to Fiscal Year Ended December 25, 2010 (52 Weeks)

        We had an additional week in fiscal year 2011 as compared to fiscal year 2010, but it did not materially impact our operating performance.

  Revenues

        Revenues increased $210.1 million, or 19.6%, to $1.28 billion from $1.07 billion for fiscal year 2010. The increase was primarily due to a $161.4 million increase in our Oil Re-refining segment's revenues, which accounted for 76.8% of the total increase. The increase in our Oil Re-refining segment's revenues was primarily due to increases in both base and blended lubricating oil sales prices. As we migrated product from base oil sales to blended lubricating oil sales we experienced a volume shift in revenues from base oils to blended lubricating oils. The remaining increase of $48.7 million, or 23.2% of the total increase, was primarily due to increases in both sales prices and volumes in our Environmental Services segment, including parts cleaning services, containerized waste services, RFO sales, allied products sales and vacuum services. In fiscal year 2010, we generated revenues related to three separate oil spills, including the BP Gulf Coast oil spill, which contributed $17.3 million in revenues that did not recur in fiscal year 2011. We refer to these three oil spills as the 2010 oil spills.

  Total Expenses

        Total expenses increased $175.8 million, or 16.6%, to $1.23 billion from $1.06 billion for fiscal year 2010. This increase was primarily due to a $183.4 million increase in operating expenses, which was partially offset by a $4.9 million decrease in depreciation and amortization and a $2.9 million decrease in general and administrative expenses. Cost of materials increased $107.9 million, or 43.1%, to $358.1 million, primarily due to increases in oil commodity prices, specifically raw material costs for our re-refineries (used oil) and our parts cleaning services (solvent). Labor and benefit costs increased $41.5 million, or 14.9%, to $320.8 million, due to merit increases, increased commissions and stock-based compensation expense as a result of a change in classification of awards from equity-classified to liability-classified. Third party transportation expenses increased $13.5 million, or 16.0%, to $98.0 million, primarily due to increased fuel charges and oil volumes. Costs related to our vehicle fleet increased $9.8 million, or 17.2%, to $66.7 million, primarily due to increased fuel expenses. Environmental expense increased $8.5 million to $15.1 million, primarily due to revised historical estimates related to three Superfund sites. Partially offsetting the previously described increase in expenses was a decrease in disposal costs. Disposal costs decreased due to costs incurred in fiscal year 2010 related to the 2010 oil spills, which did not recur in fiscal year 2011, offset by an increase in other disposal related services, such as containerized waste services and vacuum services.

        In addition, other expenses increased $0.6 million, or 11.3%, to $5.9 million from $5.3 million for fiscal year 2010. This increase was primarily due to losses on retirement of assets.

  Income Tax (Expense) Benefit

        Our income tax benefit for fiscal years 2010 and 2011 was $7.7 million and $84.4 million, respectively. Historically our effective rates have varied from the statutory tax rate as result of our valuation allowance on our deferred tax assets. However in fiscal year 2011, due to improved operating performance, we reversed our valuation allowance, which significantly contributed to the overall income tax benefit of $84.4 million.

  Net Income (Loss)

        For the foregoing reasons, net income increased $111.2 million to $135.5 million from $24.3 million for fiscal year 2010.

Fiscal Year Ended December 25, 2010 (52 Weeks) compared to Fiscal Year Ended December 26, 2009 (52 Weeks)

  Revenues

        Revenues increased $86.1 million, or 8.7%, to $1.07 billion from $988.0 million for fiscal year 2009. This increase was primarily due to our Oil Re-refining segment's revenue increase of $84.4 million, which accounted for 98.0% of the total increase. We experienced increases in both sales prices and volumes in both segments in fiscal year 2010. Sales prices for our base and blended lubricating oils increased as a result of an overall average increase in ICIS-LOR rates, and sales prices for our RFO increased as a result of an overall average increase in the 6-oil index. Of the $86.1 million increase in revenues, $69.2 million, or 80.4%, of the increase was due to pricing, of which $12.8 million includes the impact of foreign currency translation, with the remaining increase due to increases in sales volumes. Favorably impacting our Environmental Services segment's revenues were the 2010 oil spills, for which we were engaged to assist in the cleanup effort. Services provided in the cleanup effort for the 2010 oil spills contributed $17.3 million of additional revenues in fiscal year 2010 as compared to fiscal year 2009.

  Total Expenses

        Total expenses increased $25.2 million, or 2.4%, to $1.06 billion from $1.03 billion for fiscal year 2009. This increase was primarily due to increases in operating expenses. Labor and benefit costs increased $13.0 million, or 4.9%, to $279.2 million, primarily due to the lapse of management's 2009 cost reduction action plans described below, increased operating base wages as a result of merit increases, and increased incentive compensation. Cost of materials increased $6.3 million, or 2.6%, to $250.2 million, primarily due to an increase in commodity based costs, such as used oil. Also resulting from an increase in commodity based costs were fuel costs related to our vehicle fleet, which increased $5.0 million in fiscal year 2010 as compared to fiscal year 2009. Disposal expenses increased $4.7 million, or 5.6%, to $87.9 million, primarily due to $7.3 million of expenses related to the 2010 oil spills cleanup effort. Partially offsetting the previously described operating expense increases was a $15.0 million fiscal year 2009 settlement with the South Coast Air Quality Management District, or SCAQMD, and other regulatory agencies that did not recur in fiscal year 2010. See Note 12 "Commitments Contingencies and Legal Proceedings" of our audited consolidated financial statements included elsewhere in this prospectus.

        In 2009, management reacted to the weakened economic demand and the swift decline in commodity prices that began in the fourth quarter of 2008 by implementing a series of cost reduction action plans that included the following for fiscal year 2009:

  •
  Reduction in workforce of approximately 400 personnel;

  •
  Salary reductions for management;

  •
  Wage reductions for non-managerial personnel plus five days mandatory unpaid time off;

  •
  Hiring freeze for non-revenue producing headcount;

  •
  Elimination of our U.S. 401(k) and Canadian Retirement Savings Plan matching program;

  •
  Major cutbacks in overtime and temporary labor expenditures;

  •
  Reduction in travel and other time and expense categories;

  •
  Aggressive renegotiation of major procurement spending and contracts; and

  •
  A reduction in discretionary spending by all departments.

        In addition, general and administrative expenses increased $7.1 million, or 10.2%, to $76.7 million from $69.6 million for fiscal year 2009. This increase was primarily due to an increase in labor and benefit costs, such as incentive compensation and $4.0 million related to a strategic consulting service. Other expenses increased $3.6 million to $5.3 million from $1.7 million for fiscal year 2009. This increase was primarily due to foreign currency transactions being negatively impacted by the effects of foreign exchange rates as the Canadian dollar strengthened against the U.S. dollar during fiscal year 2010 and losses on retirement of assets of $3.5 million.

  Income Tax (Expense) Benefit

        Our income tax benefit for fiscal years 2009 and 2010 was $1.2 million and $7.7 million, respectively. Historically our effective rates have varied from the statutory tax rate as result of our valuation allowance on our deferred tax assets. The change in income taxes was primarily due to the expiration of statutes of limitation associated with certain unrecognized tax benefits. In fiscal year 2010, the statute of limitations expired on $13.6 million of unrecognized tax benefits and in fiscal year 2009 the statute of limitations expired on $4.9 million of unrecognized tax benefits.

  Net Income (Loss)

        For the foregoing reasons, net income increased $67.4 million to $24.3 million from a net loss of $43.1 million for fiscal year 2009.

Financial Information by Reporting Segment

        Prior to fiscal year 2011, we had one segment. During 2011, we determined that we are comprised of two segments consisting of Oil Re-refining and Environmental Services. All prior period segment information has been presented on a basis consistent with the 2011 segment presentation.

Oil Re-refining

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Revenues from external customers	$322,725	$407,112	$568,508	$153,683	$192,412
Intersegment revenues	578	251	398	108	113

Total Oil Re-refining revenues	$323,303	$407,363	$568,906	$153,791	$192,525

Segment (loss) profit	$(1,392)	$49,704	$112,867	$26,980	$37,307

  16 Weeks Ended April 21, 2012 compared to 16 Weeks Ended April 16, 2011

        Revenues.    External revenues from our Oil Re-refining segment increased $38.7 million, or 25.2%, to $192.4 million from $153.7 million for the comparable 2011 period. The majority of the increase was primarily due to an increase in the average sales prices and volumes for both base and blended lubricating oils.

        Segment Profit.    Segment profit increased $10.3 million, or 38.1%, to $37.3 million from $27.0 million for the comparable 2011 period. Segment profit margins increased to 19.4% from 17.6% for the comparable 2011 period. Operating expenses increased $28.1 million, or 23.9%, to $145.5 million from $117.4 million for the comparable 2011 period. Cost of materials, including intersegment cost of materials, increased by $24.6 million, or 29.3%, to $108.5 million from $83.9 million for the comparable 2011 period. Intersegment cost of materials accounted for approximately half of the increase primarily due to higher used oil prices. The remainder of the increase in cost of materials was primarily due to increases in sales volumes of both base and blended lubricating oils.

  Fiscal Year Ended December 31, 2011 (53 Weeks) compared to Fiscal Year Ended December 25, 2010 (52 Weeks)

        Revenues.    External revenues from our Oil Re-refining segment increased $161.4 million, or 39.6%, to $568.5 million from $407.1 million for fiscal year 2010. Our Oil Re-refining segment benefited from higher commodity pricing in fiscal year 2011, which contributed to an increase in the average price per gallon of our base and blended lubricating oils sold. An increase in our base oil sales contributed $52.6 million, or 32.6%, of the increase in revenues. Increases in the sales prices of our base oils accounted for $84.1 million of the increase in base oil sales; however, this was partially offset by a decrease in sales volumes of our base oils of $31.5 million. The decrease in base oil sales volumes was primarily due to our decision to shift base oil sales to blended lubricating oil sales. As a result, an increase in sales of our blended lubricating oils contributed $97.0 million, or 60.1%, of the increase in revenues. An increase in sales volumes accounted for $52.9 million of the increase in blended lubricating oil sales and increases in sales prices accounted for $44.1 million of the increase.

        Segment Profit.    Segment profit increased $63.2 million, or 127.2%, to $112.9 million from $49.7 million for fiscal year 2010. Segment profit margins increased to 19.9% from 12.2% for fiscal year 2010. Operating expenses increased $97.1 million, or 29.5%, to $425.7 million from $328.6 million for fiscal year 2010. Cost of materials, including intersegment cost of materials, accounted for $84.8 million, or 87.3%, of the increase. As we shifted more sales volumes from base oil to blended lubricating oil, our cost of materials increased, in part due to the additional costs associated with the blending process. Intersegment cost of materials accounted for 67.3% of the increase in cost of materials, primarily due to higher used oil costs in fiscal year 2011. Transportation expenses increased $7.6 million as a result of higher fuel costs and increased oil shipments.

  Fiscal Year Ended December 25, 2010 (52 Weeks) compared to Fiscal Year Ended December 26, 2009 (52 Weeks)

        Revenues.    External revenues from our Oil Re-refining segment increased $84.4 million, or 26.2%, to $407.1 million from $322.7 million in 2009. Our Oil Re-refining segment benefited from higher commodity pricing in fiscal year 2010, which resulted in an increase in the average price per gallon of our base and blended lubricating oils sold. An increase in our base oil sales contributed $39.2 million, or 46.4%, of the increase in revenues. Increases in the sales prices of our base oils accounted for $54.5 million of the increase in base oil sales; however, this was offset by a decrease in sales volumes of our base oils of $15.3 million. The decrease in base oil sales volume was primarily due to our decision to shift base oil sales to blended lubricating oil sales. As a result, an increase in sales of our blended lubricating oils contributed $36.8 million, or 43.6%, of the increase in revenues. An increase in sales volumes accounted for $28.1 million of the increase in blended lubricating oil sales and increases in sales price accounted for $8.7 million of the increase.

        Segment Profit.    Segment profit increased $51.1 million to $49.7 million from a loss of $1.4 million in fiscal year 2009. Segment profit margins increased to 12.2% from an operating loss in fiscal year 2009. Operating expenses increased $30.2 million, or 10.1%, to $328.6 million from $298.4 million for fiscal year 2009. Specifically impacting segment profit in fiscal year 2010 were higher labor and benefit costs resulting from the lapse of certain 2009 cost reduction action plans discussed above and increases in intersegment cost of materials resulting from increases in oil prices. Intersegment cost of materials accounted for the increase in cost of materials. Non-intersegment cost of materials declined in fiscal year 2010 as we sold off our higher cost oil inventory in fiscal year 2009. The unprecedented rapid decline in our oil products' selling prices along with a slow decline in the cost of used oil negatively impacted 2009 profit.

Environmental Services

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Revenues from external customers:	$665,261	$667,020	$715,763	$204,467	$234,236
Intersegment revenues	115,508	144,664	206,816	53,178	65,805

Total Environmental Services revenues	$780,769	$811,684	$922,579	$257,645	$300,041

Segment profit	$65,517	$61,474	$47,835	$12,477	$21,354

  16 Weeks Ended April 21, 2012 compared to 16 Weeks Ended April 16, 2011

        Revenues.    External revenues from our Environmental Services segment increased $29.7 million, or 14.5%, to $234.2 million from $204.5 million for the comparable 2011 period. Price and volume increases for our parts cleaning, containerized waste, total project management and vacuum services and RFO sales accounted for $23.8 million, or 80.1%, of the increase. Intersegment revenues increased $12.6 million, or 23.7%, to $65.8 million from $53.2 million for the comparable 2011 period. This increase was primarily due to an increase in the sales price of RFO and used oil from our Environmental Services segment to our Oil Re-refining segment.

        Segment Profit.    Segment profit increased $8.9 million, or 71.2%, to $21.4 million from $12.5 million for the comparable 2011 period. Segment profit margins increased to 7.1% from 4.9% for the comparable 2011 period. Segment profit margins increased primarily due to increased market based prices for our services and improved operational efficiencies. As a result, expenses as a percent of revenues decreased. Operating expenses increased $30.3 million, or 13.6%, to $252.8 million from $222.5 million for the comparable 2011 period. Cost of materials increased $24.2 million, or 38.1%, to $87.7 million from $63.5 million for the comparable 2011 period, primarily due to rising used oil and solvent prices and higher sales volumes of RFO. Disposal expense increased $3.7 million, or 14.8%, to $28.7 million from $25.0 million for the comparable 2011 period. This increase was primarily due to an increase in disposal-related revenue streams, such as total project management, vacuum services and containerized waste services.

  Fiscal Year Ended December 31, 2011 (53 Weeks) compared to Fiscal Year Ended December 25, 2010 (52 Weeks)

        Revenues.    External revenues from our Environmental Services segment increased $48.8 million, or 7.3%, to $715.8 million from $667.0 million for fiscal year 2010. Increased volumes related to parts cleaning services and containerized waste services accounted for $21.7 million, or 44.5%, of the increase, and an increase in sales price related to external RFO accounted for $24.0 million, or 49.2%, of the increase. Intersegment revenues for fiscal year 2011 increased $62.1 million, or 42.9%, to $206.8 million from $144.7 million in fiscal year 2010. This increase was primarily due to increases in both sales price and volumes of RFO and used oil from our Environmental Services segment to our Oil Re-refining segment. Partially offsetting the increase in revenues was revenue derived in fiscal year 2010 related to the 2010 oil spills, which did not recur in fiscal year 2011.

        Segment Profit.    Segment profit decreased $13.7 million, or 22.3%, to $47.8 million from $61.5 million for fiscal year 2010. Segment profit margins decreased to 5.2% from 7.6% for fiscal year 2010. Segment profit margins decreased due to increased total operating expenses as a percentage of segment revenues. Cost of materials increased $84.9 million, or 49.8%, to $255.5 million from $170.6 million for fiscal year 2010, primarily as a result of rising used oil and solvent prices and higher sales volumes of RFO, and a $32.5 million increase in labor and benefit costs, which was the result of personnel growth, including the addition of 131 employees for a call center program that was subsequently cancelled, merit increases and 401(k) matching increases.

  Fiscal Year Ended December 25, 2010 (52 Weeks) compared to Fiscal Year Ended December 26, 2009 (52 Weeks)

        Revenues.    External revenues from our Environmental Services segment increased $1.7 million, or 0.3%, to $667.0 million from $665.3 million in fiscal year 2009. Revenues from parts cleaning services decreased $18.8 million, primarily due to a decrease in sales volumes. The decrease in revenues from parts cleaning services was offset by $17.3 million of additional revenues from the 2010 oil spills for which we were engaged to assist in the cleanup effort, an increase in RFO sales of $3.9 million, primarily due to increases in the sales price of our RFO, and an increase in sales volumes of containerized waste services of $9.9 million. Intersegment revenues increased $29.2 million, or 25.3%, to $144.7 million from $115.5 million in fiscal year 2009. This increase was primarily due to increases in the sales price and volumes of RFO from our Environmental Services segment to our Oil Re-refining segment.

        Segment Profit.    Segment profit decreased $4.0 million, or 6.1%, to $61.5 million from $65.5 million for fiscal year 2009. Segment profit margins decreased to 7.6% from 8.4% for fiscal year 2009. Segment profit margins decreased due to increased total operating expenses as a percentage of segment revenues. Operating expenses increased $29.4 million, or 4.6%, to $666.7 million from $637.3 million for fiscal year 2009, in part due to an increase in labor and benefit costs of $7.2 million as a result of the lapse of certain 2009 cost reduction action plans described above. Cost of materials increased $14.1 million, or 9.0%, to $170.6 million from $156.5 million for fiscal year 2009, primarily as a result of increased used oil and solvent costs. Disposal expense increased by $4.2 million, primarily due to our participation in the cleanup effort of the 2010 oil spills. General and administrative expenses increased $4.5 million, primarily due to $4.0 million related to a strategic consulting service.

Geographic Operations

        We provide our services primarily in the United States, Puerto Rico and Canada. Revenues are classified according to the country in which products and services are sold. For fiscal year 2009, we derived $878.8 million, or 88.9%, of revenues in the United States and Puerto Rico, $108.7 million, or 11.0%, of revenues in Canada and the remainder of our revenues in Mexico. For fiscal year 2010, we derived $945.1 million, or 88.0%, of revenues in the United States and Puerto Rico and $129.0 million, or 12.0%, of revenues in Canada. For fiscal year 2011, we derived $1.13 billion, or 88.0%, of revenues in the United States and Puerto Rico and $153.5 million, or 12.0%, of revenues in Canada.

        As of December 26, 2009, we had property, plant and equipment—net of $324.7 million, and intangible assets—net of $125.6 million. Of these totals, $48.0 million, or 14.8%, of property, plant and equipment—net and $4.4 million, or 3.5%, of intangible assets—net were in Canada, with the remaining balance in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 25, 2010, we had property, plant and equipment—net of $295.7 million, and intangible assets—net of $123.0 million. Of these totals, $47.0 million, or 15.9%, of property, plant and equipment—net and $4.1 million, or 3.3%, of intangible assets—net were in Canada, with the remaining balance in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 31, 2011, we had property, plant and equipment—net of $301.6 million, and intangible assets—net of $122.4 million. Of these totals, $53.5 million, or 17.7%, of property, plant and equipment—net and $3.6 million, or 3.0%, of intangible assets—net were in Canada, with the balance in the United States and Puerto Rico.

Liquidity and Capital Resources

Cash Balance and Other Liquidity

        As of December 25, 2010, December 31, 2011 and April 21, 2012, we had debt, net of cash and cash equivalents, of $197.1 million, $142.7 million and $162.0 million, respectively. As of December 25, 2010, December 31, 2011 and April 21, 2012, we had positive working capital balances of $61.0 million, $105.0 million and $119.0 million, respectively.

        Historically, we have funded our capital and liquidity needs through operating cash flows and available cash and borrowings under our credit facility. Our senior credit facility, or our credit facility, consists of a $225.0 million revolving credit facility, or our revolver, a $100.0 million letter of credit sub-facility and a $225.0 million term loan. In addition, we are able to increase the maximum amount of borrowing capacity under our credit facility (through either our revolver or our term loan) by up to an additional $75.0 million in the aggregate if certain conditions are met. Certain of our stockholders are participants in our credit facility. See "Description of Credit Facility."

        As of April 21, 2012, we had $224.4 million of outstanding indebtedness under our term loan and $184.6 million available for additional borrowing under our revolver after adjusting for issued letters of credit. We believe that our operating cash flows, cash and cash equivalents, and borrowing capacity under our revolver will be sufficient to fund our capital and liquidity needs for the foreseeable future.

        The following table shows the changes in our net cash and cash equivalents for the periods indicated.

	Fiscal Year Ended			16 Weeks Ended
	December 26, 2009	December 25, 2010	December 31, 2011	April 16, 2011	April 21, 2012
	(in thousands)
Net cash provided by operating activities	$80,578	$61,483	$130,614	$25,748	$21,983
Net cash used in investing activities	(66,599)	(42,371)	(75,277)	(12,945)	(30,334)
Net cash used in financing activities	(43,727)	(8,990)	(2,989)	(1,150)	(5,170)
Effect of exchange rate changes on cash and cash equivalents	(211)	5	(200)	13	54

Net change in cash and cash equivalents	$(29,959)	$10,127	$52,148	$11,666	$(13,467)

Cash Flows

  Operating Activities

        Net cash provided by operating activities for the 16 weeks ended April 21, 2012 decreased by $3.7 million, or 14.4%, to $22.0 million from $25.7 million for the 16 weeks ended April 16, 2011. The decrease was primarily due to changes in working capital, which for the 16 weeks ended April 21, 2012 was a $29.4 million use of cash, compared to a $8.2 million use of cash for the 16 weeks ending April 16, 2011. Partially offsetting this was a $6.6 million improvement in net income during the 16 weeks ending April 21, 2012, compared to the same 16 week period in the prior year. Net income for the 16 weeks ended April 21, 2012 was $17.2 million and included in this net income were non-cash items of $34.2 million, the most significant of which were $19.6 million for depreciation and amortization expense, $8.3 million associated with income taxes, a $1.7 million loss on sales of property, plant and equipment and finally a $1.5 million loss associated with derivative contracts. Net income for the 16 weeks ended April 16, 2011 was $10.6 million and included in that net income were non-cash items of $23.3 million, the most significant of which were $20.4 million for depreciation and amortization expense, a $1.3 million loss on sales of property, plant and equipment, and finally a $0.4 million gain associated with derivative contracts.

        Net cash provided by operating activities for fiscal year 2011 improved $69.1 million to $130.6 million from $61.5 million for fiscal year 2010. The increase in net cash provided by operating activities was primarily due to a $111.2 million increase in net income from $24.3 million to $135.5 million. The most significant non-cash charges to earnings in fiscal year 2011 were depreciation and amortization expense of $66.8 million and stock compensation of $11.6 million. During fiscal year 2010 depreciation and amortization expense was $71.7 million and stock compensation was $1.5 million. During fiscal year 2011, the non-cash charges to earnings were partially offset by a $95.9 million change in deferred tax benefits principally arising from the release of our valuation allowance that had been recorded against our U.S. deferred tax assets ($103.2 million) (see Note 9 "Income Taxes" of our audited consolidated financial statements included elsewhere in this prospectus). Finally, we improved working capital in fiscal year 2011, which resulted in a $0.9 million use of cash in 2011 as compared to a $45.9 million use of cash in fiscal year 2010.

        Net cash provided by operating activities for fiscal year 2010 decreased $19.1 million, or 23.7%, to $61.5 million from $80.6 million for fiscal year 2009. The decrease was primarily attributable to cash flow associated with the change of operating assets and liabilities, which in fiscal year 2010 was a $45.9 million use of cash, which included a 2010 payment of $15.0 million related to the SCAQMD settlement, compared to a $38.6 million source of cash in 2009. This decrease in cash flow associated with the change in operating assets and liabilities was partially offset by a $67.4 million improvement in net income. During fiscal year 2010 we had $24.3 million of net income, compared to a $43.1 million loss in fiscal year 2009. Depreciation and amortization non-cash charges were $71.7 million in fiscal year 2010 and $71.0 million in fiscal year 2009.

  Investing Activities

        Our investing activities consist primarily of capital expenditures and business acquisitions. We fund capital expenditures to modernize and upgrade our internal fleet, facilities and our parts washer equipment, and we expect to continue these efforts.

        Cash used in investing activities for the 16 weeks ended April 21, 2012 increased $17.4 million to $30.3 million from $12.9 million for the 16 weeks ended April 16, 2011. The increase was primarily due to increased capital expenditures which rose from $13.0 million to $30.7 million, respectively. We are currently investing capital in expansion projects at our oil re-refineries. We also expect to devote significant capital to the construction of a third re-refinery and blending facility.

        Cash used in investing activities was $66.6 million, $42.4 million and $75.3 million in fiscal years 2009, 2010 and 2011, respectively. The $32.9 million increase from fiscal year 2010 to fiscal year 2011 was primarily attributable to a $31.7 million increase in capital expenditures, from $44.2 million in 2010 to $75.9 million in 2011. Capital expenditures for the fiscal years 2009, 2010 and 2011 were $44.5 million, $44.2 million and $75.9 million, respectively. The $24.2 million decrease from fiscal year 2009 to 2010 was primarily attributable to an acquisition in 2009.

  Financing Activities

        For the 16 weeks ended April 21, 2012, we used $5.2 million in cash for financing activities compared to cash used by financing activities of $1.2 million in the 16 weeks ended April 16, 2011. During the 16 weeks ended April 21, 2012, we used $5.0 million to repurchase stock, net of proceeds from stock option exercises. During the 16 weeks ended April 16, 2011, we used $1.2 million in repayment of our term loan.

        Cash used in financing activities was $43.7 million, $9.0 million, and $3.0 million in fiscal years 2009, 2010, and 2011, respectively. During 2011, we used $1.1 million to repurchase stock and we used $2.3 million in repayment of our term loan. During 2010 we used $12.8 million to repurchase stock and we used $1.7 million in repayment of our term loan. During 2009, we did not repurchase stock but we used $2.9 million in the repayment of our term loan and we used $40.3 million to retire capital lease obligations. Cash received by the exercise of stock options partially offset these expenditures in each year.

Financial Assurance Requirements

        As of December 26, 2009, December 25, 2010, December 31, 2011 and April 21, 2012, we provided financial assurances in the form of insurance policies and performance bonds to various regulatory authorities, which policies and bonds are supported by letters of credit issued under our credit facility totaling $22.8 million, $23.7 million, $12.1 million and $12.3 million, respectively. As a result of our improved financial performance, we have been able to negotiate reductions in the collateral requirements related to our closure and post-closure financial assurance. See "Business—Insurance and Financial Assurances."

Net Operating Loss Carryforwards

        As of December 31, 2011, we had NOLs for U.S. federal income taxes of $174.8 million that begin to expire in 2025. Upon realization of the U.S. NOLs, an increase of $4.2 million will be recorded to additional paid-in capital for tax benefits related to stock compensation expense. We determined we incurred an ownership change for U.S. federal income tax purposes on or about October 26, 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million ($79.0 million as of December 31, 2011) are subject to certain annual limitations under IRS Code Section 382. We also have foreign NOLs of $34.6 million that begin to expire in 2012 and will continue to expire unless utilized. We may incur further ownership changes as a result of this offering. Accordingly, our ability to utilize our NOLs is limited and may become subject to further limitations in the future.

Regulatory Matters

        Our operations are regulated by federal, state, provincial and local laws that protect the environment and govern the management of hazardous and non-hazardous materials. Excluding regulatory fines, our environmental costs and liabilities can be broadly divided into three categories: (1) remediation liabilities for cleanup work that we must perform related to historic site conditions; (2) liabilities related to potential closure and post-closure costs of existing facilities including asset retirement obligations; and (3) liability under Superfund or equivalent state statutes related to off-site disposal or releases of hazardous wastes. We believe our environmental costs and liabilities are well-understood and manageable and that our internal environmental controls and extensive experience in the hazardous waste market help mitigate our exposure to future liabilities. The most significant portion of our environmental liabilities relate to remediation obligations at sites where historic site conditions are required to be addressed.

        Our accrual for environmental liabilities represents the current estimate of the actual costs to be incurred to complete the remediation of open sites, perform the actions required to receive regulatory certification of closure at sites that are no longer operating and the cost of settling Superfund and Superfund-type cases brought against us. We have recorded environmental liabilities of $61.2 million as of December 31, 2011.

  Remediation Liabilities

        We have remediation liabilities at 44 sites for which we have recorded an aggregate of $31.1 million of remediation reserves as of December 31, 2011. We believe that the environmental costs are well understood and manageable at all of these sites. Our remediation liability is concentrated at four sites: Breslau, Ontario; Linden, New Jersey; New Castle, Kentucky; and Duluth, Minnesota. The estimated liabilities related to these sites constitute $25.2 million of our total remediation reserves and Breslau and Linden constitute $21.8 million of those liabilities. The remaining 40 sites comprise in the aggregate $5.9 million of our total remediation reserves, of which no one site is greater than $0.6 million.

  Liabilities Related to Closure Costs of Existing Facilities

        Our operating permits, which allow our branches, recycling centers, used oil terminals and re-refineries to collect and recycle various hazardous and non-hazardous waste streams and oil products, require us to perform certain closure activities in order to achieve certified closure. These closure activities required by the regulations must be accrued as a liability. Our closure reserve for inactive sites was $6.7 million as of December 31, 2011, while the closure reserve for active sites was $0.2 million. Also included in closure costs are legal obligations to perform certain asset retirement activities. We have obligations of $16.7 million associated with those retirement activities as of December 31, 2011.

  Superfund

        Our Superfund liability is primarily the result of our historical use of third party disposal vendors whose operations became Superfund sites, for which we have recorded a liability of $6.5 million as of December 31, 2011. Superfund imposes, without regard to fault or the lawfulness of the original disposal activity, liability on "potentially responsible parties," or PRPs, that may have shipped waste to a Superfund site. In some cases, a PRP may be responsible for the entire cost of cleanup at a site. As of December 31, 2011, we were considered a PRP at 29 active Superfund sites, of which we have recorded a liability on our consolidated balance sheet related to 16 sites. Of the remaining 13 sites, we have a third party indemnification for liabilities related to five sites, the liabilities of which were retained by McKesson pursuant to a March 31, 1987 Sale Agreement between McKesson and our predecessor company. Additionally, there are eight sites where we cannot reasonably estimate any liability at this time. As an inherent part of the hazardous waste business, we expect to be named as a PRP at sites in the future.

        We believe our extensive experience in the environmental services business, as well as our involvement with a large number of sites, provides a reasonable basis for estimating our aggregate liability. We periodically review and evaluate sites requiring remediation, including Superfund sites, giving consideration to the nature of our alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting us to the site; the number, connection and financial ability of other named and unnamed PRPs; and the nature and estimated cost of the likely remedy. When we conclude that it is probable that a liability has been incurred and the liability is reasonably estimable, provision is made in the consolidated financial statements based upon management's judgment and prior experience for our best estimate of the liability. These estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available.

Contractual and Other Obligations

        The following table summarizes our contractual and other obligations at December 31, 2011, and the effect these obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Fiscal Year 2012	Fiscal Years 2013-2014	Fiscal Years 2015-2016	Thereafter
	(in thousands)
Environmental liabilities(1)	$61,188	$6,596	$12,708	$5,507	$36,377
Long-term debt obligations(2)	252,557	18,265	234,292	—	—
Operating lease obligations	46,769	15,674	19,222	8,283	3,590
Purchase obligations(3)	83,672	70,143	10,612	2,917	—
Other obligations(4)	6,303	6,303	—	—	—

Total contractual and other cash obligations(5)	$450,489	$116,981	$276,834	$16,707	$39,967

(1)
Included in environmental liabilities are asset retirement obligations, or AROs. AROs represent our legal obligations associated with the retirement of tangible long-lived assets. The expected disposal date related to AROs on average is 16 years. As of December 31, 2011, our ARO amount that is included in our consolidated balance sheet was $16.7 million. See Notes 2 and 10 of our audited consolidated financial statements included elsewhere in this prospectus.

(2)
The long-term debt obligations represent our cash debt service obligations, including both principal and interest. In determining our long-term debt obligations on our variable interest rate debt, we used our weighted average interest rate of 3.31% as of December 31, 2011. In February 2012, we amended and restated our credit facility, extending the facility for five years. See Note 11 "Long-Term Debt and other Financing" of our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Our purchase obligations represent expected payments to third party service providers and other commitments entered into during the normal course of our business.

(4)
Other obligations represent our self-insurance reserve for workers compensation, general liability (including product liability) and automobile liability. Although we estimate paying insurance related claims of $6.3 million in fiscal year 2012, we cannot determine the time period of future payments. As of December 31, 2011, we had $18.8 million of self-insurance reserves included in other long-term liabilities on our consolidated balance sheet.

(5)
Excludes all income tax obligations, a portion of which represents unrecognized tax benefits of $7.9 million in connection with uncertain tax positions taken, or expected to be taken, on our income tax returns as of December 31, 2011 since we cannot determine the time period of future tax consequences. See Note 9 "Income Taxes" of our audited consolidated financial statements included elsewhere in this prospectus.

        Other than the transactions described above, there have been no material changes outside of the ordinary course of business to our contractual and other obligations since December 31, 2011.

Off-Balance Sheet Arrangements

        Except as noted in the table above under "Contractual and Other Obligations" and except for $40.4 million of letters of credit issued under our credit facility as of April 21, 2012, we have no material off-balance sheet obligations.

Critical Accounting Policies and Use of Estimates

        Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical experiences and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgment and estimates. For a summary of our significant accounting policies, including the accounting policies discussed below, see Note 2 "Summary of Significant Accounting Policies" of our audited consolidated financial statements included elsewhere in this prospectus.

        Revenue Recognition and Deferred Revenues—Revenues related to parts washers at customer locations are recognized over the service interval. Service intervals represent the actual amount of time between service visits to a particular parts cleaning customer. Average service intervals vary from seven to fourteen weeks depending on several factors, such as customer accommodation, types of machines serviced and frequency of use. A significant change to the average service intervals could have a material impact on our consolidated results of operations.

        Revenues related to collection and disposal activities are recognized upon disposal. We track the amount of time it takes from collection of the customer's waste to delivery to the third party disposal outlet, which represents a deferral period of approximately two and a half weeks.

        Direct costs associated with the handling and transportation of waste prior to its disposal and other variable direct costs associated with our parts cleaning and related lines of service are capitalized and deferred as a component of other current assets in the accompanying consolidated balance sheets and expensed when the related revenues are recognized.

        Collectability of Accounts Receivable—Accounts receivable consist primarily of amounts due from customers from sales of products and services and is recorded net of an allowance for doubtful accounts. The allowance for uncollectible accounts totaled $9.1 million and $9.2 million as of December 25, 2010 and December 31, 2011, respectively. In order to record our accounts receivable at their net realizable value, we assess their collectability. A considerable amount of judgment is required in order to make this assessment, based on a detailed analysis of the aging of our receivables, the credit worthiness of our customers and our historical bad debts and other adjustments. If economic, industry or specific customer business trends worsen beyond earlier estimates, we increase the allowance for uncollectible accounts by recording additional expense in the period in which we become aware of the new conditions.

        The majority of our customers are based in North America. The economic conditions in this area can significantly impact the recoverability of our accounts receivable. No one customer represents more than eight percent of our revenues.

        Inventories and Supplies—Inventories consist primarily of solvent, oil and oil products, drums, associated products for resale, supplies and repair parts that, in each case, are stated at the lower of cost or market approximating cost on a first in, first out basis. Costs for solvent, oil and oil products and repair parts include purchase costs, fleet and fuel costs, direct labor, transportation costs and production related costs. In determining whether inventory valuation issues exist, we consider various factors including estimated quantities of slow-moving inventory by reviewing on-hand quantities, historical sales and production usage. Shifts in market trend and conditions, changes in customer preferences due to the introduction of new products or the losses of one or more significant customers are factors that could affect the value of our inventories. These factors could make our estimates of inventory valuation differ from actual results.

        Long-Lived Assets—We have recorded property, plant and equipment, intangible assets and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

        A considerable amount of judgment is required in calculating any impairment charge for assets that are held and used, principally in determining discount rates, market conditions and financial forecasts.

        We estimate the fair value of reporting units containing goodwill using market and income approaches. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We perform our impairment review at the reporting unit level. During 2011, we determined we have two reporting units, Oil Re-refining and Environmental Services. Based on the respective years' analysis performed, we concluded that there is no impairment of goodwill for fiscal years 2009, 2010 and 2011.

        We utilize the relief-from-royalty (royalty savings) method to evaluate its trade name. In the royalty savings method, value is attributed to the savings in royalties resulting from a company's ownership of a trade name. If the total value attributed to the savings in royalties is less than the carrying value of a trade name, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the trade name. We have concluded that there is no impairment of its trade name for fiscal years 2009, 2010 and 2011.

        Asset Retirement Obligation—We account for our asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. ASC 410 states that the term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. We estimate the fair value of these obligations based upon engineering estimates of the cost to close certain operating facilities in current dollars, which are inflated to the estimated closure dates and then discounted back to the date the liability was incurred. The offset to the asset retirement obligation is an increase in the carrying amount of the related tangible long-lived assets which is depreciated over its estimated useful life. The liability is accreted over time to a projected disposal date. Accretion expense is recognized as an operating expense using the credit-adjusted, risk-free interest rate in effect when the liability was recognized. Upon settlement of the liability, we will record a gain or loss for the difference between the recorded liability and the actual settlement amount to be paid.

        Income Taxes—Our estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are disclosed in Note 9 "Income Taxes" of our audited consolidated financial statements included elsewhere in this prospectus and reflect our assessment of future tax consequences of transactions that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. Included in the calculation of our annual income tax expense are the effects of changes, if any, to our income tax reserves for uncertain tax positions. We maintain income tax reserves for potential assessments from the IRS or other taxing authorities. The reserves are determined in accordance with authoritative guidance and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the income tax reserves could materially affect our future consolidated operating results in the period of change. In addition, a valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized.

        Insurance Programs—We are self-insured for certain general liabilities (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, stop-loss insurance coverage is maintained for health insurance occurrences exceeding $250,000, workers' compensation occurrences exceeding $1.0 million, automobile occurrences exceeding $3.0 million and general liabilities (including product liability) occurrences exceeding $2.0 million. We utilize actuarial estimates and historical data studies as the basis for developing reported claims and estimating the ultimate costs for claims incurred but not reported as of the balance sheet date. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Changes in estimates and assumptions may result in adjustments to the recorded accruals. We recognized $32.3 million, $33.8 million and $37.1 million of insurance expense related to the above mentioned self-insured programs in fiscal years 2009, 2010 and 2011, respectively.

        Environmental Liabilities—Our environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed and included in operating expenses, in the accompanying consolidated statement of operations. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment or remediation is probable and the costs can be reasonably estimated. These liabilities are not discounted.

        We periodically review and evaluate sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e. owner, operator, transporter or generator) and the extent (i.e. amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of our alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting us to the site; the number, connection and financial ability of other named and unnamed PRPs and the nature and estimated cost of the likely remedy. When we conclude that it is probable that a liability has been incurred, provision is made in our consolidated financial statements, based upon management's judgment and prior experience, for our best reasonable estimate of the liability. These estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available (see Note 10 "Environmental Liabilities" to our audited consolidated financial statements included elsewhere in this prospectus).

        Stock-Based Compensation—We account for our stock-based awards in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model, or Black-Scholes Model. This model was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of subjective assumptions, including the expected stock price volatility. Prior to 2011, we recognized stock based awards as "equity classified awards" and recognized the compensation cost, using the straight-line method, over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). As a result of exercising our call right for certain common stock shares, permitting cashless exercise of certain stock options and our intent to permit these actions in the future, we concluded during the second quarter of 2011 that our awards had been modified and were now "liability classified awards". The liability associated with these awards is adjusted on a quarterly basis to fair value.

        The fair value of the common stock underlying our outstanding stock options was determined contemporaneously for each grant by either the human resources and compensation committee or our CEO, who must follow the process contained in our stock option policy, which was approved and adopted by the human resources and compensation committee, which intended that all options granted were exercisable at a price per share equal to the per share fair value of our common stock underlying those options on the date of grant. The exercise price of stock options is therefore based on an analysis of the most recent transactions and quotes related to our common stock.

        Since July 31, 2010, the following awards were granted under the Safety-Kleen Equity Plan:

Grant Date	Number of Stock Options Granted	Number of Shares of Stock Granted	Exercise Price Per Share at Grant Date	Per Share Fair Value at Grant Date
September 7, 2011	—	32,653	—	$12.25
January 23, 2012	401,655	—	$11.75	$11.75
May 10, 2012	4,750	—	$12.00	$12.00

        The September 7, 2011 grant of stock represents shares of stock granted to Ronald W. Haddock in consideration for his services as interim CEO in 2011. The shares were fully vested upon grant but remain subject to transfer restrictions. The human resources and compensation committee considered the last transaction price of $12.25 per share to determine the grant date fair value of these shares in accordance with ASC 718.

        The human resources and compensation committee conducted a stock valuation as of December 31, 2011 and considered, for fiscal year 2011, the weighted average transaction price of $11.71 per share, the last transaction price of $11.75 per share and the last quote from a company that tends to make a market in our common stock of $10 to $12 per share. The fair value of the stock price was determined at that time to be the higher of the two transaction price considerations and within the quote range and, as a result, the fair value of our common stock was valued at the last transaction price of $11.75 per share. The human resources and compensation committee used this metric to generate an estimate of the fair value of our common stock when determining the exercise price of $11.75 per share for the stock options granted on January 23, 2012. As a result of the dividend that we paid in May 2012, the adjusted exercise price on these stock options is currently $10.88 per share.

        Our CEO followed the process contained in our stock option policy to determine the exercise price for the stock options granted on May 10, 2012. The process involves receiving a quote from a company that tends to make a market in our common stock and using the midpoint of the bid and ask prices to determine the fair value of our common stock on the grant date. The midpoint of the quote received for May 10, 2012 was $12 per share, which our CEO used to determine the exercise price of the options granted on that date.

        Based on an expected initial public offering price of $            (which is the midpoint of the range set forth on the cover page of this prospectus), the intrinsic value of the options outstanding at April 21, 2012, was $            , of which $            related to vested options and $            related to unvested options.

        Loss Contingencies—We are subject to various claims, pending and potential legal actions for product liability and other damages, investigations relating to government law and regulations and other matters arising out of the normal conduct of business. Each significant matter is regularly reviewed and assessed for potential financial exposure. If a potential loss is considered probable and can be reasonably estimated, we accrue a liability in our consolidated financial statements. The assessment of probability and estimation of amount is highly subjective and requires significant judgment due to uncertainties related to these matters and is based on the best information available at the time. The accruals are adjusted as appropriate as additional information becomes available. The amount of actual loss may differ significantly from these estimates.

Recent Accounting Pronouncements

        In October 2009, the FASB issued authoritative guidance contained in ASC 605, Revenue Recognition, which provides guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. The new guidance requires an entity to allocate revenues in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third party evidence of selling price. This guidance is effective for the first annual reporting period beginning on or after June 15, 2010 and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. We adopted this guidance during 2010 and it had no impact on our consolidated financial statements.

        In January 2010, the FASB issued authoritative guidance contained in ASC 820, Fair Value Measurements and Disclosures, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3 and clarifies certain other existing disclosure requirements. We adopted this guidance during 2010 and it had no impact on our consolidated financial statements.

        In June 2011, the FASB issued authoritative guidance contained in ASC 220, Comprehensive Income, related to the presentation requirements for components of comprehensive income. Under this guidance, entities will be required to report the components of net income and comprehensive income either in one continuous statement, or in two separate, but consecutive, statements. We adopted this guidance in fiscal year 2012 and retroactively applied the guidance to all periods herein.

        In September 2011, the FASB issued authoritative guidance contained in ASC 350, Intangibles—Goodwill and Other, related to the testing of goodwill for impairment. Under this guidance, entities will have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. We elected to adopt this guidance in fiscal year 2011 and it had no impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in interest rates on our long-term debt obligations, foreign currency exchange rates and certain oil and oil derivative commodity prices and indices.

  Interest Rate Risk

        We estimate our market risk related to our long-term debt obligations using sensitivity analysis. Market risk is defined as the potential change in the fair value of a fixed rate debt obligation due to a hypothetical adverse change in interest rates and the potential change in interest expense on variable rate long-term debt obligations due to changes in market interest rates. Fair value on long-term debt obligations is determined based on a discounted cash flow analysis, using the rates and maturities of these obligations compared to terms and rates currently available in the long-term markets. The potential change in interest expense is determined by calculating the effect of the hypothetical rate increase on our variable rate debt for the year and does not assume changes in our financial structure. The results of the sensitivity analysis used to estimate market risk are presented below, although the actual results may differ from these estimates.

        At April 21, 2012, we had $224.4 million of long-term debt, all of which was variable rate debt. To manage our interest rate risk exposure, we have historically entered into interest rate swap agreements. However, as of December 31, 2011 and April 21, 2012, we did not have any interest rate swap agreements; furthermore, we did not hold or issue derivative financial instruments for trading or speculative purposes. Market risk is estimated as the potential loss in fair value of our long-term debt resulting from a hypothetical increase of 100 basis points in interest rates. Since all of our long term debt is variable rate, an increase in interest rates would not have a significant impact on the fair value of our long-term debt as of December 31, 2011. Based on the $224.4 million of variable rate debt outstanding as of April 21, 2012, if our interest rates were to increase 100 basis points for the full 2012 fiscal year over the rates in effect at December 31, 2011, our interest expense would increase by $2.2 million.

  Foreign Currency Exchange Risk

        We are exposed to market risk arising from changes in foreign currency exchange rates as a result of operations outside the United States (principally Canada). A portion of our sales revenues generated from our non-U.S. operations (approximately 12% of revenues in fiscal year 2011) are denominated in currencies other than the U.S. dollar, principally the Canadian dollar. In addition, a portion of our sales generated from our non-U.S. operations are denominated in U.S. dollars. Most of our operating costs for these non-U.S. operations are denominated in local currencies, principally the Canadian dollar. Consequently, the translated U.S. dollar value of our non-U.S. sales revenues and operating results are subject to foreign currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect comparability of period-to-period operating results. We do not generally enter into forward or option contracts to manage market risks associated with foreign currency exchange rates. We believe, based on our current foreign operations, that a change in exchange rates would not have a material impact on our consolidated operating performance.

  Commodity Price Risk

        We are also exposed to market risk from changes in certain oil and oil derivative commodity prices and indices, specifically the ICIS-LOR rate and 6-oil index. See further discussion of this exposure above within "—Sustainable Business Model." We have entered into several commodity derivatives during 2011, which are comprised of cashless collar contracts related to crude oil, in each case, where we sold a call option to a bank and then purchased a put option from the same bank, in order to manage against significant fluctuations in crude oil, which are closely correlated with the ICIS-LOR rate and the 6-oil index, but these commodity derivatives will not fully protect us against certain decreases in these oil indices. These commodity derivatives are designed to mitigate our exposure to declines in these oil indices below a price floor but also will limit our upside related to increases in these oil indices above a price cap. These commodity derivatives expire at various intervals through the third quarter of 2013.

BUSINESS

Overview

        We are a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. We deliver a set of sustainable services to meet the required, recurring environmental needs of our customers. Most of our products and services accomplish two important objectives: making finite, fossil-based natural resources renewable; and capturing recyclable, reusable resources from hazardous and non-hazardous waste streams. These objectives enable our customers to reduce their environmental impact, in terms of decreased energy use and greenhouse gas emissions, while ensuring the safe handling, treatment and management of their waste streams.

        Safety-Kleen is a highly-recognized brand as we have provided sustainable environmental services to a diverse set of customers for more than 45 years. We hold the leading market share position in North America in oil re-refining and parts cleaning services, which are our two largest offerings and together accounted for more than 60% of our revenues in fiscal year 2011. Additionally, we believe we are North America's largest collector of used oil.

        Our business is supported by an extensive asset network, consisting of more than 200 facilities, including branches, recycling centers, distribution centers, oil terminals, accumulation centers and re-refineries in the United States, Canada and Puerto Rico. Our fleet of trucks, vans and rail cars supports the logistics network that connects our assets. Our combination of extensive reach and local presence allows us to serve both large, multi-national companies and small, independent operators. In 2011, our customers included more than 400 of the Fortune 500 companies and we serviced more than 200,000 customer locations, with no single customer representing more than 8% of our total revenues and our ten largest customers representing approximately 25% of our total revenues.

        In fiscal year 2011, we generated revenues of $1.3 billion, net income of $135.5 million and Adjusted EBITDA of $160.7 million. In the 16 weeks ended April 21, 2012 we generated revenues of $426.6 million, net income of $17.2 million, and Adjusted EBITDA of $58.7 million. See "Selected Consolidated Financial Data—Adjusted EBITDA" for a discussion as to why management uses Adjusted EBITDA to measure our financial performance and for a reconciliation of net income to Adjusted EBITDA.

History

        The original Safety-Kleen business was founded in 1963 with a single parts cleaning service offering for automotive aftermarket businesses. Initially, the business grew primarily through its small circular parts cleaner that was used by auto repair shops to dispose of residual grease, chemicals and other toxic materials that they could not or did not want to release into the regular sewage system. By aggressively pursuing small-scale industrial clients and Fortune 500 companies, the original Safety-Kleen business established a national distribution infrastructure and branch network that we believe continues to generate a competitive advantage.

        After decades of strong growth, Laidlaw acquired the original Safety-Kleen business in May 1998, combining the collection and processing infrastructure of the original Safety-Kleen business with Laidlaw's waste disposal assets (landfills, incinerators, etc.). We refer to the combination of Laidlaw and the original Safety-Kleen business as our predecessor company. The proposed financial and operational benefits of the merger were never realized. As a result, in June 2000 our predecessor company filed for Chapter 11 bankruptcy protection. We emerged from bankruptcy in December 2003 with Safety-Kleen HoldCo., Inc., a newly-formed Delaware corporation, as the ultimate parent company in our corporate structure. Under new management, we pursued a range of initiatives to improve operating performance and position the Company for growth. We changed our corporate name to Safety-Kleen, Inc. in June 2008.

        In recent years we have continued to grow organically, both through the expansion of existing products and services as well as through the development of new product and service offerings. In 2008 we introduced our branded EcoPower® recycled motor oil, an innovative "green" oil product targeted at the environmentally conscious consumer. In addition to organic growth, we have broadened our presence through strategic acquisitions.

Our Segments, Products and Services

        Our products and services fall into two segments; Oil Re-refining and Environmental Services.

        Oil Re-refining.    We are North America's largest re-refiner of used oil. In fiscal year 2011, oil re-refining accounted for 44% of our revenues. Our re-refining processes allow us to fully realize oil's distinctive capacity to be re-refined and reused numerous times without loss in quality. We believe re-refining used oil results in up to an 85% reduction in energy consumption and up to an 81% reduction in greenhouse gas emissions compared to the generation and combustion of virgin crude oil. We own and operate two oil re-refineries, including the largest oil re-refinery in North America, located in East Chicago, Indiana, and the largest oil re-refinery in Canada, located in Breslau, Ontario. Our oil re-refineries represent approximately 60% of the total oil re-refining capacity in North America.

        Our re-refining assets and capabilities are further enhanced by our used oil collection network, which is the largest in North America and a part of our Environmental Services segment. In 2011, our Environmental Services segment collected approximately 200 million gallons of used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants. Our collection network provides us with used oil volumes in excess of our current re-refining capacity, giving us a stable and reliable source of used oil to optimize the efficiency of our re-refining operations and providing us with an avenue for future growth through the development of additional capacity.

        In fiscal year 2011, our Oil Re-refining segment re-refined approximately 160 million gallons of used oil to produce high quality base and blended lubricating oils, which we then sold to third party distributors, retailers, government agencies, fleets, railroads and industrial customers. Our finished blended lubricating oils are formulated from our re-refined base oils in combination with performance additives in accordance with our proprietary formulations and American Petroleum Institute licenses. We do not re-refine the remaining used oil that we collect due to current capacity limitations at our oil re-refineries. Instead our Environmental Services segment processes and sells the remaining collected used oil as RFO.

        Environmental Services.    We offer our customers a diverse range of environmental services through our overall network of more than 200 facilities, 2,300 vehicles and 1,000 rail cars across North America. Originally founded more than 45 years ago as a provider of parts cleaning services, we have since expanded our service offerings to include a diversified offering of complementary products and services in more than 20 end markets to meet our customers' needs.

        Parts Cleaning Services:    We are North America's largest provider of parts cleaning services. We provide parts cleaning services to automobile repair stations, car and truck dealers, engine repair shops, fleet maintenance shops and other automotive, retail repair and industrial customers. In fiscal year 2011, parts cleaning services accounted for 18% of our revenues. Our parts cleaning services generally consist of placing a specially designed parts washer at our customer's premises and then, on a recurring basis, delivering clean solvent or aqueous-based washing fluid, cleaning and servicing the parts washer and removing the used solvent or aqueous fluid. We recycle all of the used mineral spirits solvent that we collect from our parts washers and return it to our customers as clean solvent, which accounts for more than 60% of our solvent servicing requirements and provides a cost advantage relative to competitors who only utilize virgin solvent for parts washer servicing. We dispose of all of the used aqueous fluid that we collect through various disposal channels. In 2011, we performed more than one million parts cleaning service calls with respect to an installed base of more than 200,000 parts washers.

        Containerized Waste Services.    We utilize our collection network to provide containerized waste services, which include the profiling, collection, transportation and recycling or third party disposal of a wide variety of hazardous and non-hazardous wastes. In fiscal year 2011, containerized waste services accounted for 13% of our revenues. We believe we are one of the largest managers of waste manifests, the records that are required to accompany hazardous waste, in the United States.

        Oil Collection.    We believe we are North America's largest collector of used oil. In 2011, we collected approximately 200 million gallons of used oil, representing approximately 20% of the North American used oil supply. We transfer most of the used oil we collect to our Oil Re-refining segment, through which we re-refine the used oil and sell our base and blended lubricating oils. While in the past we have charged customers to collect and remove their used oil, with increases in oil commodity prices, most customers now require us to pay them for their used oil. However, we still continue to charge some customers to collect their used oil in certain circumstances, such as when it is high in water content or is otherwise of a poor quality. We occasionally purchase used oil from third parties in order to supply used oil to our re-refineries or to sell into the RFO market and to maintain a presence in the used oil purchasing market. In fiscal year 2011, we purchased 10.7 million gallons of used oil from third parties for these purposes.

        Recycled Fuel Oil.    We process used oil collected in excess of our current re-refining capacity into RFO through our terminal network. We then sell the RFO to asphalt plants, industrial plants, blenders, pulp and paper companies and VGO and MDO producers. Our customers either burn RFO to operate their own facilities in lieu of alternate fuels such as natural gas, diesel and No. 2 Gulf Coast Oil or use it as feedstock for VGO and MDO. In fiscal year 2011, RFO sales accounted for 6% of our revenues.

        Vacuum Services.    We are one of the largest providers of vacuum services in North America, which includes the removal of solids, residual oily water and sludge and other fluids from our customers' oil/water separators, sumps and collection tanks. We also remove and collect waste fluids found at both large and small industrial locations, including metal fabricators, auto maintenance providers and general manufacturers. Our vacuum services offering is supported by our fleet of approximately 225 vacuum trucks. In 2011, vacuum services accounted for 6% of our revenues.

        Allied Products.    We leverage the strength of the Safety-Kleen brand and our leading position in parts cleaning services to offer a complementary line of products. These products include degreasers, glass cleaners, thinners, hand cleansers, floor cleaners, absorbents, antifreeze, windshield washer fluid, mats and spill kits. These products are manufactured to our specifications by third party manufacturers and are marketed by our sales and service personnel. In 2011, allied products sales accounted for 5% of our revenues.

        Total Project Management.    We provide total project management services in areas such as chemical packaging, on-site waste management, remediation, compliance training and emergency spill response. We also select and manage pre-qualified third party service providers to provide such services. Due to our reputation as a full service environmental services provider and our strong capabilities in regulatory and risk management, our customers call on us, even when we are subcontracting to a third party. In 2011, total project management services accounted for 3% of our revenues.

        Other Services.    Our other services include the following:

  •
  Direct shipping.  We ship waste directly to processing or disposal sites for certain of our customers that generate large quantities of waste.

  •
  Imaging services.  We provide on-site and off-site recycling of photochemical solutions, as well as film, aluminum plate and silver recovery services, to health care, printing, photo processing and other businesses that utilize image capture, processing, storage, output or delivery of images.

  •
  Recycling services and sales.  In addition to used oil and solvent, we collect and recycle certain of our customers' other waste streams and return the recycled products to the customers for use. For example, we have permits and capabilities to process wastewater at two of our facilities, whereby we physically and chemically treat our customer's wastewater to reduce the contaminants to specific treatment standards, which allows for the eventual return of the water back into the environment.

  •
  Dry cleaning waste services.  We collect and recycle contaminated dry cleaning wastes consisting of used filter cartridges and sludge containing perchloroethylene or solvent used by dry cleaners to remove stains from clothing.

In 2011, our other services described above accounted for 5% of our revenues.

Key Industry Trends

        Commercial, industrial and automotive companies are increasingly focused on enhancing their environmentally responsible and sustainable business practices. Environmental sustainability means reducing the long term impact to the environment in terms of energy used and emissions or waste produced in the manufacture and delivery of products and services to customers. We believe the increasing focus on sustainability will increase demand for the products and services in each of our segments.

        Oil Re-refining.    An estimated 1.4 billion gallons of used oil is generated in North America every year, which is driven by industrial and automotive usage. Approximately 1.0 billion gallons of used oil are collected on an annual basis, and we believe that the remainder is burned or improperly disposed. Less than a quarter of the used oil that is collected on an annual basis is re-refined into lubricating oils. In 2010, these re-refined lubricating oils comprised only 4.5% of the 2.4 billion gallon annual North American lubricating oil market, creating a considerable opportunity to expand re-refined oil's share of this large, stable market. In response to this opportunity and current capacity constraints throughout the industry, several existing re-refiners and new entrants have announced capacity expansions or greenfield projects to be completed over the next several years. However, we believe some of our competitors may lack the operational scale, technical know-how and used oil collection network required to become operational or profitably compete.

        We believe corporate sustainability initiatives will increase demand for re-refined products. Companies who operate fleets can significantly reduce their carbon footprint by switching to re-refined oil, which can reduce greenhouse gas emissions by more than 7,500 metric tons for every million gallons of traditional oil that is displaced. In addition, in responding to increasing consumer demand, lubricating oil providers are focusing on expanding their offerings to include re-refined product options.

        Environmental Services.    The specialty environmental services industry in which we compete is highly fragmented and consists of a large number of smaller competitors and a few competitors with a regional footprint. We believe customers, particularly large, national and multi-region companies, are increasingly focused on selecting environmental services providers based on scale, breadth of service offering, safety and regulatory compliance in order to minimize their exposure to liability and the risk associated with the treatment, storage and disposal of various waste streams and for efficiency.

        Complying with new environmental regulations requires substantial scale to develop products and services which meet both customer requirements and evolving regulations. In the parts cleaning business, we anticipate a continued shift away from higher VOC solvent due to a recent model rule from the OTC to reduce the VOC limits of various products, including solvent used for parts cleaning. Similar to the impact experienced in California following the passage of legislation that has prohibited the use of solvent, we expect future legislation to drive a conversion from higher VOC solvent to aqueous-based parts cleaning services, among other alternatives.

Our Competitive Strengths

        We believe the following competitive strengths position us to capitalize on the anticipated growth in demand for our services.

        North America's Market Leader with Premier Brand Name.    We are a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. We collect approximately 20% of the North American used oil supply and own and operate oil re-refineries that represent approximately 60% of the North American re-refinery capacity. We possess leading market positions in North America in our two largest offerings and maintain a service infrastructure that provides what we believe to be unparalleled customer reach. Additionally, with more than 45 years of operating history, we believe Safety-Kleen is one of the most recognized brands in the specialty environmental services industry with a reputation for quality, reliability, safety and environmental stewardship. For example, we strive to enhance our brand recognition through our targeted marketing initiatives. For example, Safety-Kleen is currently the "Official Environmental Services Supplier" for NASCAR and IndyCar.

        Extensive Scale, Integrated Network.    Our large North American network includes more than 200 facilities and is supported by logistics capabilities to manage optimally these assets, including more than 1,000 rail cars and more than 2,300 vehicles. With this presence, we are able to provide products and services in virtually every key market in the United States and Canada to both large, multi-national companies and small, independent operators. In the highly regulated environment in which we operate, we believe our integrated set of assets represents a considerable competitive advantage. In addition, our North American network of complementary assets and the systems and expertise required to effectively operate them would be difficult, expensive and time consuming to replicate.

        Trusted Environmental Services Provider.    We have a proven track record of providing responsible and sustainable environmental services that meet the needs of our customers and the communities we serve. Most of our revenues come from services that help our customers recycle valuable renewable resources and lower greenhouse gas emissions. With our expertise, environmentally-responsible protocols, financial capabilities and willingness to stand behind our work, we are able to reduce our customers' liabilities and help assure their regulatory compliance. As environmental awareness increases, we believe customers will look to providers like us with a demonstrated track record of providing responsible environmental services. Our commitment to environmental stewardship is differentiated by (1) our environmental management system, or EMS, which is compliant with ISO 14001:2004 standards related to environmental management, (2) our oil re-refineries, which are compliant with ISO 9001 standards related to quality management systems and (3) our experienced team of more than 50 environmental, health and safety and regulatory compliance professionals.

        Recurring Services Provided to Large and Diverse Customer Base.    Our customers require regular service calls for collection, replenishment, maintenance and technical assistance. As a result, we performed approximately 40,000 customer service calls per week in fiscal year 2011. This recurring service demand generates a stable source of revenue and provides us the opportunity to build lasting relationships and cross-sell our products and services. Additionally, our branch network and supporting infrastructure provide a direct sales channel to a large and diverse customer base, including more than

400 of the Fortune 500 companies and more than 200,000 customer locations. In fiscal year 2011, our ten largest customers accounted for approximately 25% of our total revenue, with no customer accounting for more than 8% of our total revenue.

        Experienced Management Team.    We are led by our CEO and President, Robert M. Craycraft II. Mr. Craycraft has assembled a senior management team comprised of individuals who average more than 13 years of industry experience and possess strong track records of operating performance in a diverse range of industries. Our senior management team has significantly enhanced the operations of our business and has re-engineered our platform for growth.

Our Growth Strategy

        Our mission is to leverage our market leading assets and capabilities to provide our customers with environmental services that increase the value and sustainability of their business. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

        Increase Re-refining Capacity.    We collect used oil volumes in excess of our current re-refining capacity and process the excess into RFO. Although our RFO sales are profitable, we typically generate more revenues and margin by re-refining used oil into base oil and blending base oil into blended lubricating oils. In order to optimize the value of our collected used oil, we are in the process of increasing our re-refining capacity. We are currently expanding capacity at our Breslau facility by 10 million gallons of used oil, which we expect to complete in the fourth quarter of 2012. In addition, we are in the planning stages of building a third re-refinery and blending facility in the Gulf Coast region, which when complete will have approximately 50 million gallons of used oil re-refining capacity and blending capabilities for most of the re-refinery's lubricating oil production. We also expect our third re-refinery and blending facility to enhance our base and blended lubricating oil sales opportunities and improve our productivity due to the expanded geographic reach.

        Expand Blended Volume and Blending Capabilities.    Our re-refining capabilities enable us to create a valuable base lubricating oil from used oil. By blending additives to the base stock and moving our base oil one step further up the value chain, we are able to generate incremental volume and revenues compared to base oil. These products are sold into the marketplace where they compete with similar products produced by crude oil refiners and offer a "green" recycled alternative. We have increased our blended output as a percentage of total sales volume from 32% in 2009 to 46% in 2011, and we intend to continue to increase this percentage. We intend to continue generally migrating our product mix to blended products, specifically to our "green" engine oil brand, EcoPower®, in order to capture higher value, enhanced volumes and the benefits of more stable pricing due to the more differentiated nature of blended products.

        We recently increased our onsite blending capabilities and capacity through the completion of our East Chicago re-refinery build-out in order to support our continued mix shift, reduce our costs and improve control of our business. We currently blend a majority of our blended lubricating oils, with the remainder blended by third parties. The development of our third re-refinery and blending facility will further expand our capacity to produce branded blended products and "green" products.

        Enhance Environmental Services Operational Effectiveness and Efficiencies.    We believe that by enhancing our Environmental Services platform, we can serve our customers more effectively and profitably. We are focused on the following key productivity improvement initiatives: (1) increased customer satisfaction, (2) improved profitability management, (3) strategic cost efficiencies and (4) optimization of our sales and marketing efforts. Specifically, we are improving customer satisfaction through better billing accuracy and independent third party monitoring, which continually measures and reports the level of customer satisfaction by service location. We have also developed an insights and analytics department to manage customer and cost data and enhance our management reporting tools to provide our field management with timely and accurate visibility into customer profitability by service and region. This information allows us to implement new strategies and pricing tools that should improve customer retention and drive higher profitability with new and existing customers. In addition, we have identified a number of cost reduction initiatives, including streamlining our waste handling and management processes, enhancing fleet maintenance, improving routing and continuing the roll-out of our lean and six sigma cost management certification program. Lastly, we have recently bolstered management resources that will better identify opportunities and develop product and services strategies and programs to drive volume and margin growth.

        Expand our Business with Deeper Customer Penetration and Additional Large Accounts.    Our expansive network and diverse services offering provides us with a competitive position to provide additional environmental services for our existing customers. We believe that most of our customers have additional needs for environmental services, oil products and services and industrial cleaning services for which we are not currently the provider. In addition, there are many large potential new customers we do not currently serve at all. In order to capitalize on these opportunities, we have developed a targeted sales and marketing program focused on national accounts with large fleets. These national customers require many of our products and services on a recurring basis, and we intend to create tailored, integrated services to manage and increase the recycled content of their waste streams. By implementing customized, closed-loop systems that capture and reuse waste streams, such as solvent and used oil, we seek to establish ourselves as the partner of choice in helping our customers achieve their sustainability goals.

        Capitalize on Trend from Solvent to Aqueous Parts Cleaning.    We are well positioned to take advantage of the regulatory-driven shift from solvent to aqueous parts cleaning and believe we will be able to increase further our leading parts cleaning market share as a result. We possess a robust aqueous parts cleaning product offering and market support as a result of our 50% joint venture with Church & Dwight Co., Inc. (makers of Arm & Hammer), a leader in aqueous parts cleaning products, which produces an effective aqueous parts cleaning formula that we use to service our aqueous parts washers.

        Pursue Complementary Acquisitions.    We intend to pursue strategic acquisitions that fit our key selection criteria of helping us grow our core platform or helping us expand into attractive market adjacencies. Since we generally compete in a highly fragmented market with many opportunities for consolidation, we believe there is potential to capture synergies through acquisitions of other providers in the industries in which we compete. We also intend to evaluate and execute acquisitions that provide assets or services that will enable us to capitalize on high-growth, complementary market opportunities.

Our Service Network

        During fiscal year 2011, we serviced more than 200,000 customer locations through our national network of more than 200 facilities, with logistics capabilities supported by an extensive fleet of trucks, vans, rail cars and barges. With locations in 45 U.S. states, four Canadian provinces and Puerto Rico, we are able to provide a diverse range of complementary services throughout North America.

  Facilities

        We have a significant portfolio of facilities, including branches, recycling centers, accumulation centers, distribution centers, oil terminals and oil re-refineries. We own most of these facilities, as shown in the following table, and we lease the remainder of these facilities. We believe that our owned and leased facilities are adequate and suitable for their use.

Facility type	Number of facilities	Number owned	Description
Branches	155	100	Branches are our principal sales and service centers from which we provide parts cleaning services, containerized waste services, oil collection services and other environmental services. Our branches have a total of approximately 8.0 million gallons of tank storage capacity and approximately 3.8 million gallons of container storage capacity.
Accumulation centers	10	8	Accumulation centers are used for accumulating waste from our branches until it is taken to our recycling centers. Our accumulation centers have a total of approximately 180,000 gallons of tank storage capacity and approximately 445,000 million gallons of container storage capacity.
Recycling centers	9	8	Recycling centers are used to recycle used solvent and process other chemicals and waste streams picked up from customers. Our recycling centers have a total of approximately 4.9 million gallons of tank storage capacity and approximately 2.8 million gallons of container storage capacity.
Distribution facilities	5	2	Distribution facilities are used to distribute new products and redistribute recycled products. Our distribution centers have a total of approximately 400,000 square feet of storage capacity.
Oil terminals	19	13	Oil terminals collect or process used oil prior to delivery to re-refineries or distribution as RFO. Our oil terminals have a total of approximately 46.9 million gallons of tank storage capacity.
Oil Re-refineries	2	2	Our re-refineries, located in East Chicago, Indiana, and Breslau, Ontario, currently re-refine approximately 160 million gallons per year of used oil into high quality base oils. Our re-refineries have a total of approximately 34.4 million gallons of tank storage capacity. We have begun an expansion project at our Breslau re-refinery to increase used oil re-refining capacity by approximately 10 million gallons and tank storage capacity by approximately one million gallons by the end of fiscal year 2012.
Corporate headquarters	1	0	Our corporate headquarters, with approximately 110,000 square feet, is located in Plano, Texas.
Manufacturing facility	1	1	Our manufacturing facility, with approximately 110,000 square feet, is located in New Berlin, Wisconsin.
Other	45	16	We have a variety of other sites, both owned and leased, including small office facilities and remediation sites.

  Fleet

        Efficiency of collection and transportation is a critical element to our North American network with route density and economies of scale essential to providing quality service at relatively low unit costs. Our network is connected by our extensive fleet of vehicles whereby we deploy dedicated collection vehicles of different capacities and capabilities depending on the type of waste stream to be collected. With more than 1,000 rail cars and more than 2,300 vehicles, including route trucks, oil collection trucks, vacuum trucks, tractors, trailers, vans and utility trucks, stationed at our branch service centers throughout North America, we are able to meet the needs of our customers. The following table summarizes our fleet as of April 21, 2012:

Vehicle Type	Owned	Leased	Total
Route trucks	834	3	837
Oil collection trucks	506	0	506
Vacuum trucks	223	2	225
Rail cars	0	1,024	1,024
Barges	0	4	4
Tractors	245	1	246
Trailers	572	90	662
Vans and utility trucks	519	0	519

Sales and Marketing

        Our sales and marketing activities are organized through a national network of more than 500 sales professionals, approximately 30 of whom are dedicated to serving national accounts.

        Oil Re-refining.    Our Oil Re-refining sales team consists of more than 20 professionals, including account executives and customer services representatives, organized by territory and customer type, who sell our re-refined oil products and oil re-refinery by-products and support the national accounts. Account executives and customer service representatives report to their respective directors who, in turn, report to the Vice President, Oil Re-refining Sales.

        Environmental Services.    Environmental Services. Each branch has two to ten sales professionals, organized by territory, who sell all of our products and services and support the national accounts salespeople for customers in their territories. Sales staff report to their respective Sales Managers who, in turn, report to more than 20 Area Managers. Area Managers report to two Regional Vice Presidents who, in turn, report to the Executive Vice President of Environmental Services.

        Through our regular service and maintenance contact with hundreds of thousands of customers, we are able to cross-sell our re-refined oil products and new and existing services and related products. We continue to introduce new services and related products to meet the evolving needs of our customers. We are currently implementing customer-specific sales programs, offerings and trainings. We are also in the process of re-engineering our sales contracting process to expedite our contracting process times and reduce administrative burden.

        One of our key marketing initiatives involves brand exposure through our involvement with, and sponsorship of, the major North American motorsports. Beginning in 1987, the original Safety-Kleen business established a used fluid recycling and environmental program designed to provide North American motorsports with a comprehensive environmental services program that would keep them in compliance with all federal, state and local regulations for the responsible cleaning and disposal of automotive wastes. Through these programs, we provide race tracks and race teams with various environmental services and have tracks and teams provide us marketing, signage and other valuable advertising opportunities for our brand, while simultaneously enhancing our relationship with key motorsport customers. For example, Safety-Kleen is currently the "Official Environmental Services Supplier" for NASCAR and IndyCar.

Regulations, Compliance, and Health and Safety

        We regard compliance with applicable environmental regulations and the health and safety of our workforce and communities we serve as critical components of our overall operations. Following guidance from the EPA, we have developed an EMS that governs all our activities and helps to achieve compliance with applicable regulations. We maintain a North American-wide EMS that conforms to the ISO 14001:2004 standards, which we believe differentiates us from virtually all other environmental services providers.

        In our EMS, we have mapped every job position that impacts compliance to each regulation that governs that job, allowing us to assess risk and clearly identify roles and responsibilities at every level of our company and to apply specific state and local regulatory requirements for each job. The backbone of our EMS is a comprehensive set of documentation and procedures, our Branch Operating Guidelines and our Standard Operating Procedures, which specifically identify the manner in which the job must be completed in order to comply with applicable regulations. In fact, many of these internal operating requirements are more stringent than those imposed by regulation. Our commitment to compliance with environmental and health and safety regulations also enhances our operating performance.

        Our compliance staff is centrally managed but supports all aspects of our operations. This staff of more than 50 highly trained professionals is responsible for supporting the facilities, permitting and regulatory compliance, health and safety compliance and initiatives, regulatory training, transportation compliance, remediation projects and all related record keeping. To ensure the effectiveness of our EMS and related regulatory reporting, our compliance staff monitors daily operational activities and automatically generates a weekly report to senior management concerning the status of our environmental compliance and health and safety programs. Additionally, environmental compliance is a core part of our overall company audit program. Our compliance staff routinely audits our operations for adherence to regulations, policies and procedures. This team also evaluates the risk associated with third party disposal vendors and helps us minimize potential future liabilities. In addition, our internal auditors evaluate not only the performance of our facilities but also the environmental professionals assigned to support these facilities, allowing us to identify weaknesses or opportunities for improvement in our EMS.

        Our facilities are frequently inspected by local, state, provincial and federal regulatory agencies. Although our facilities have been cited from time to time for regulatory violations, we believe that this is not uncommon for our industry and that each of our facilities operates in substantial compliance with all applicable regulations. Between agency oversight and our own environmental, health and safety professionals and internal audit function, we believe our facilities are under constant oversight and review which further helps reinforce our culture of compliance.

Competition

        In each of our primary service offerings, the sources of competition vary by locality and by type of service rendered, with competition generally coming from smaller regional or local competitors that offer various environmental services. Our main competitors in our Environmental Services segment are Heritage-Crystal Clean, Inc. in parts cleaning services, Clean Harbors, Inc. and Veolia Environmental Services in containerized waste services and total project management, and Heckmann Corporation and FCC Environmental, llc in used oil collection. Competition for environmental services is based primarily on quality of service, price, efficiency, safety and innovative products. Our main competitors in our Oil Re-refining segment are Evergreen Oil, Inc., Heritage-Crystal Clean, Inc. and Newalta

Corporation. Our re-refined oil products are largely commoditized with other re-refined oil products and oil products made with virgin oils, and, therefore, competition in the sales of our re-refined oil products is based primarily on price. We believe our smaller customers are more sensitive to price than the other factors on which we compete. Consequently, while we believe our size and expertise provide advantages to our customers, we may lose customers to competitors who compete primarily on price.

Raw Materials

        Because of the diversity of our products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources for the raw materials needed for our operations, which primarily consist of used oil and additives in our Oil Re-refining segment and rolled steel used to manufacture parts washers in our Environmental Services segment. Some of the additives used in the blending of our oil products are limited to a few suppliers. We have not been adversely affected by the inability to obtain raw materials and do not believe that our business would be adversely affected by the loss of any of our current suppliers.

Seasonality

        Our operations may be affected by seasonal fluctuations due to weather cycles influencing the timing of customers' need for products and services. Typically during the first quarter of each year there is less demand for our products and services due to the lower levels of activities by our customers as a result of the cold weather, particularly in the Northern and Midwestern regions of the United States and in Canada. This lower level of activity also results in lower volumes of used oil generated for collection by us in the first quarter. In addition, factory closings for the year-end holidays reduce the volume of industrial waste generated, which results in lower volumes of waste handled by us during the first quarter of the following year.

Insurance and Financial Assurance

        We maintain comprehensive insurance programs covering risks associated with our operations. Our insurance programs cover four principal areas of potential risk: casualty (consisting of automobile, general liability (including products liability) and workers' compensation); environmental exposures; property damage; and financial/fiduciary matters.

        Since the early 1980s, casualty insurance policies have typically excluded liability for pollution related exposures. We cover pollution risks with various environmental policies available in the market. Our environmental liability insurance policies cover potential risks in four areas: (1) as a contractor performing services at customer sites; (2) as a transporter of waste; (3) for waste storage and handling at our facilities; and (4) for waste disposal at non-owned facilities. We have contractors' operations and professional services liability insurance of $5.0 million per occurrence and $10.0 million in the aggregate, which covers claims arising out of the performance of services and operations for our customers. In compliance with federal and state regulations that require liability insurance coverage for all facilities that treat, store or dispose of hazardous waste, we have pollution and remediation legal liability insurance, with limits of $20.0 million per occurrence and $60.0 million in the aggregate, with a $1.0 million deductible. This program covers third party claims for bodily injury, property damage and remediation expenses related to release of pollutants from our facilities or caused by our approved vendors who dispose of waste materials for us. Our pollution and remediation legal liability insurance program provides coverage for vehicle accidents involving the transportation of pollutants and other waste materials, with an aggregate limit of $3.0 million, subject to a $500,000 self insured retention.

        Our insurance programs for certain workers' compensation, general liability (including product liability) and automotive liability carry self-insured retentions up to certain limits. Claims in excess of these limits are fully insured. Under our insurance programs, coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. To reduce our insurance premiums, it is our policy to retain a significant portion of certain expected losses related primarily to employee benefit, workers' compensation, vehicle and general liability (including products liability). Provisions for losses expected under these programs are recorded based upon our estimates of the aggregate liability for claims. We believe that policy cancellation terms are similar to those of other companies in other industries.

        We have $350.0 million of comprehensive property insurance for our owned and leased properties and business operations, including boiler and machinery and business interruption coverage. This program has deductibles of up to $500,000, depending upon the type of loss and the nature of the operations at the location, and business interruption waiting periods up to 10 days subject to a minimum $100,000. This program has various sub-limits and higher deductibles for certain types of losses, such as losses resulting from flood, earthquake and named windstorm perils.

        Operators of hazardous waste handling facilities are also required by federal and state regulations to provide financial assurance for closure and post-closure care of those facilities should the facilities cease operation. Closure and post-closure costs would include the cost of removing waste from a facility scheduled for closure and sending the material to another facility for disposal and the cost of performing certain procedures for decontamination of the closed facilities. Total closure and post-closure financial assurance required by regulators associated with our operations as of December 31, 2011, were $51.5 million. In connection with closure, post-closure and corrective action requirements of certain facility operating permits, we provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to our financial assurance provider totaling $11.8 million as of December 31, 2011.

Intellectual Property

        We have invested to develop proprietary technology relating to parts cleaning equipment and other environmental services and to establish and maintain an extensive knowledge of the leading technologies and incorporate these technologies into the various environmental services that we provide to our customers. We own 38 patents and patent applications in the United States and 102 patents and patent applications in other countries around the world, primarily related to our parts cleaning business. We also own 57 trademark registrations and pending trademark applications in the United States and 169 trademark registrations and pending trademark registrations in other countries around the world. To our knowledge, our issued patents and trademark registrations are currently in full force and effect. In addition, we license software and other intellectual property from various third parties. We have entered into confidentiality agreements with certain of our employees, consultants and corporate partners and control access to our trade secrets, software documentation and other proprietary information. We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties. We own trademark registrations for the Safety-Kleen mark and Safety-Kleen logo in the United States and many countries around the world. EcoPower is also a trademark of ours. The Safety-Kleen mark has become a very valuable asset of the Company and is widely recognized by virtue of the fact that the mark has been used continuously and exclusively for more than 45 years in connection with our business. We believe that the patents covering our current aqueous parts washers are valuable assets and that, if our new aqueous and solvent parts washers become widely accepted, the patents covering those products will also be valuable assets. Most of the patents that we consider valuable have been issued within the last several years and therefore have a significant remaining duration ranging from 12 to 17 years.

Employees

        We have approximately 4,200 employees located throughout the United States, Canada and Puerto Rico, including more than 1,100 specialized and highly trained service representatives, more than 50 environmental, health and safety professionals and more than 80 chemists and scientists. Our regulatory staff is certified to conduct and coordinate regulatory training at nine regional training centers. Less than 1% of our employees are covered by collective bargaining agreements.

Legal Proceedings

  Environmental/Regulatory Matters

        Our operations are subject to federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or to protect the environment. These laws result in us frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues that are involved generally relate to applications for permits and licenses by us and our conformity with legal requirements and alleged violations of existing permits and licenses. In addition, we are party to a number of environmental claims, including the following:

        Superfund. As of December 31, 2011, we were considered a PRP at 29 active Superfund sites. We periodically review our status with respect to each location and the extent of our alleged contribution to the volume of waste at the location, the available evidence connecting us to the location and the financial soundness of other PRPs at the location. As of December 31, 2011, we have recorded a liability of $6.5 million on our consolidated balance sheet related to 16 sites.

        New Jersey Natural Resources Damages Claim. In September 2003, the New Jersey Department of Environmental Protection issued to one of our subsidiaries and approximately 40 other recipients a "Directive No. 1" for the Lower Passaic River. The Directive was issued under the authority of the New Jersey Spill Compensation and Control Act and alleged that the recipients were responsible for discharges that caused or contributed to sediment contamination in the Lower Passaic River. The Directive sought performance of a natural resource damage assessment of the Lower Passaic River watershed, performance of interim compensatory restoration in the watershed and the execution of an administrative consent order for the watershed. Our subsidiary tendered the Directive for indemnification to McKesson, from whom we acquired McKesson Envirosystems. In accordance with its contractual obligations McKesson has agreed to assume this liability, and defend and indemnify us on this claim going forward. In February 2007, McKesson agreed to resolve this matter with the EPA and participate in an Administrative Order on Consent. We believe that our liability at the site will be resolved and that we will be indemnified by McKesson from other CERCLA-type claims in the future. As a result, we do not expect any financial impact to us. However, if for any reason McKesson does not or is unable to meet its obligations with respect to the assumed liabilities, we could be subject to material claims that could adversely affect our consolidated financial results.

        Ecological Systems, Inc., or the ESI site. We have been identified as the largest (by volume) potentially responsible party at the ESI site. ESI was our largest disposal vendor for non-hazardous waste water for the last several years and filed for Chapter 7 bankruptcy in October 2010. Shortly thereafter, we received a General Notice of Potential Liability from the EPA and joined with other PRPs to form a cooperative group to undertake the removal action. Under the PRP group allocation, we have a 43% share of the responsibility of a cleanup that, in total, is estimated to be $7.6 million. The PRP group is actively pursuing settlements with other parties and insurance carriers and remains active in the ESI bankruptcy proceedings. Separately, we have claimed that the outstanding receivable to ESI of approximately $483,000 should be set-off by the amount of our liability for the environmental cleanup although no such set-off has yet occurred in our consolidated financial statements. We have also made a claim against ESI's insurers under our contract with ESI which required us to be named as an additional insured. In 2011, we spent approximately $1.7 million on this matter and had an additional $1.5 million accrued as an environmental liability at December 31, 2011.

        Omega Chemical Superfund Site, or the Omega site. On September 9, 1994, we were identified by the California Department of Toxic Substances Control, or the DTSC, as one of 142 PRPs, each of whom allegedly sent more than 10 tons of hazardous waste during the years 1988-1992 to the Omega Chemical Corporation in Whittier, California. Approximately 2,860 other generators sent waste to the Omega site but were not identified as PRPs by DTSC. Since then, the EPA has taken over jurisdiction of this matter and has been requiring the PRP group to remediate the Omega site. We have an active role on the PRP steering committee for this site. The cleanup is very complex and involves three separate operable units requiring remediation. Each of the three operable units is being addressed differently by the PRP group, and these three units are in varying stages of analysis or remediation. The current estimate to complete the overall remediation for the Omega site, as modeled by the engineers hired by the PRP group, is expected to last until 2042. At December 31, 2011, we have an environmental reserve with respect to this site of $3.3 million. Given the complexity of the site, however, it is possible that additional or more expensive remedial activities may be required in the future.

        SCAQMD Claims. In 2008 and 2009, we were served with 42 Notices of Violation from the SCAQMD in California for civil violations of SCAQMD Rule 1171. SCAQMD Rule 1171 prohibits the use of solvent, except for certain exempt uses, within the district. In February 2008, Rule 1171 was amended to expand the scope of the rule to include distributors. The Notices of Violation against us relate to customers that were not converted to a compliant cleaning solution under Rule 1171. Since the passage of the rule, we have been actively working to convert our customers in the air district to a compliant cleaning solution. In November 2009, we attended a conference with representatives from the Los Angeles City Attorneys office, the SCAQMD and the District Attorney's offices from Orange, Los Angeles, Riverside and San Bernardino counties. These agencies asserted penalties for non-compliance with Rule 1171, and also alleged violations relating to false advertising and unfair trade practices, among other claims. On April 7, 20l0, we settled this matter for $15.0 million and recognized this amount in our consolidated statement of operations for fiscal year 2009. As part of the settlement, we are subject to a permanent injunction related to ensuring compliance with the Rule.

        Toxic Substances Control Act Claims. On February 10, 2010, we received notices of violation from the EPA Regions 1 and 2 asserting violations of the Toxic Substances Control Act resulting from various shipments of Polychlorinated Biphenyl, or PCB, contaminated used oil without the proper regulatory paperwork, among other allegations. On February 24, 2010, we received a similar notice of violation from EPA Region 3. Each of the claims related to shipments that we self-reported to the agency between 2006 and 2009. After extensive negotiations, we settled with EPA Region 1 and Region 2 and paid penalties of $80,000 and $130,000, respectively, which we paid in the second half of fiscal year 2010. At that time, Region 3 elected not to participate in the coordinated settlement and did not make a penalty demand on us at that time. In March 2012, we negotiated a settlement of this matter for $316,895 with EPA Region 3. Subsequent to these negotiations, we identified similar concerns with another PCB load in Region 3, and we have agreed with the EPA to resolve all outstanding matters for $330,000, which will be paid in the second half of fiscal year 2012.

  Product Liability Claims

        We are named as a defendant in various lawsuits that are currently pending in various courts and jurisdictions throughout the United States, including approximately 70 current proceedings wherein persons claim personal injury resulting from the use of our parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in our parts cleaning equipment contains contaminants or that our recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that we failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene. We maintain insurance that we believe will provide coverage for these claims over amounts accrued for self-insured retentions and deductibles, except for punitive damages to the extent not insurable under state law or excluded from insurance coverage. We believe that these claims lack merit and have historically vigorously defended, and intend to continue to vigorously defend, ourselves and the safety of our products against all of these claims. These matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. We may also be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available.

  Indemnification Matters

        Clean Harbors. Effective September 7, 2002, our predecessor company completed the sale of certain assets and liabilities of the Chemical Services Division, or the CSD, to Clean Harbors. Under the sale agreement, Clean Harbors assumed known liabilities for which our predecessor company had recorded liabilities of $250.4 million at August 31, 2002. Clean Harbors also agreed to indemnify us against certain additional contingent liabilities related to the former CSD operations.

        There can be no assurance that Clean Harbors will agree with our classification of all of these contingent claims. Clean Harbors has disputed liability at certain Superfund sites, although these disputes have not resulted in any liability for us to date. In the event that Clean Harbors does not agree on the proposed classification of all claims and is ultimately successful in its classification, or if Clean Harbors otherwise does not or is unable to meet its obligations with respect to the assumed liabilities, we could be subject to material claims that could adversely affect the our financial condition, cash flows and results of operations. However, we believe we are protected in some respects from these liabilities because the CSD legal entities were dissolved in bankruptcy proceedings, and we have no direct connection to any CSD-related facilities. Additionally, there is a risk that we may face future CERCLA liability as a former owner/operator of certain CSD facilities should a former facility become a Superfund site and Clean Harbors fails to satisfy its indemnification obligations to us.

  Employment Matters

        California Wage and Hour Claim. Three separate class action lawsuits have been filed in California courts against us since November 2005 alleging unpaid overtime, wages for break and meal periods, violations of state wage statement requirements or similar claims. The named plaintiffs are former customer service representatives, or CSRs, of ours and the putative classes appear to include all CSRs and "Tanker Truck Drivers" employed by us in California since November 2002. The two later-filed cases, originally filed in Southern California, were transferred to the United States District Court, Northern District of California, before the same judge as the first filed case. In July 2008, we were granted summary judgment in the first case on the primary claims (meal and rest break violations) and subsequently settled the remaining claims related to the form of our wage statement for California employees for $210,000, of which $113,000 was refunded in April 2010 due to a lower than anticipated participation by potential class members. In March 2010, the Court granted plaintiffs' request for statutory attorneys' fees, awarding the plaintiffs $320,000. We appealed this ruling, but the ruling was sustained in August 2011. We satisfied the attorneys' fee award, plus interest and attorneys' fees on appeal, by paying $359,000 in September 2011. The second filed case was dismissed with prejudice in 2007. The third case involves the failure to pay overtime to certain employees based on their classification. We dispute that there was an improper classification and contend that the employees were exempt from overtime under both federal and state exemptions. In December 2010, the Court, which had previously conditionally certified a class action, decertified the case as a class action, allowing one plaintiff to proceed individually (with a possibility, if he is successful, of employing California's Private Attorney General Act on behalf of a class). The trial of this individual claim has been set for February 2013. California law is not clear on the issues remaining in the individual case, and we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to the remaining matters.

        Illinois Wage and Hour Claims. In October 2010, a then current employee filed a complaint, individually and on behalf of all similarly situated employees of the Company located at the Dolton Recycle Center, in the United States District Court for the Eastern District of Illinois alleging that we violated wage and hour laws by failing to pay employees for periods when they were donning and doffing work uniforms and personal protective equipment, or PPE, walking between the employee locker room and time clock and showering. The plaintiffs contend that when unpaid time is added to their weekly schedule, they worked unpaid overtime hours. We disputed that this time is legally compensable but, in any event, we pay the employees an additional quarter hour per day beyond their timecard and we provide a 30-minute paid lunch period we are not legally required to pay. Together, these voluntary payments and credits far exceed the amount of time the employees claim they are entitled to for donning and doffing of PPE, walking between the locker room and time clock and showering. We opposed the plaintiffs' request to certify a class but the Court conditionally granted certification. After notice to all potential class members, only 12 individuals joined the lawsuit as class members. Following extensive discovery, we moved to dismiss the case as not legally supportable and to decertify the class. In January 2012, the Court denied our motion to dismiss but granted our motion to decertify the class, allowing the original plaintiff to proceed individually and requiring the former class members to file individual lawsuits in they wanted to proceed. Ten of the 12 dismissed class members filed individual lawsuits following dismissal of the class, while two former class members opted not to proceed with suit. Trial of the originally filed claim was held between July 9 and July 11, 2012, with the jury finding for the plaintiff and awarding him $1,528. A request for attorney's fees will be made and we are in negotiations to resolve that aspect of the claim as well as the individual claims filed by the former class members after decertification. In October 2011, a second class lawsuit involving a broader potential class was filed by the same law firm and alleging the same violations at the Dolton Recycle Center. We continue to dispute the merits of this second class action but are in negotiations to resolve this matter with the other cases. We are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters.

        Denton OTR Driver Claims. In January 2011, five former over the road, or OTR, drivers at our Denton distribution center and recycle center filed a lawsuit in the United States District Court for the Eastern District of Texas in connection with their early 2010 termination from employment after an audit of driver DOT mandated logs and pay sheets revealed numerous discrepancies in violation of company policy and applicable standards for OTR drivers. The former drivers allege age discrimination and seek past and future wage loss, statutory liquidated damages, compensatory damages for mental anguish and pain and suffering, punitive damages and attorneys' fees. The parties have engaged in extensive factual discovery, which has confirmed that the OTR drivers falsified their driving logs in violation of policy, with no evidence that our decision to terminate the OTR drivers was motivated by age or any other impermissible consideration. We filed a motion for summary judgment in March 2012, which was denied in late June 2012. The matter has been set for trial in May 2013. Plaintiffs' current demand, for all 5 cases, is $800,000, which we have rejected. We are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters.

  Tort and Contract Matters

        Alabama and California Class Action Claim. In October 2010, two customers filed a complaint, individually and on behalf of all similarly situated customers in the State of Alabama, in state court in Alabama alleging that we improperly assessed fuel surcharges and extended area service fees. We dispute the basis of the claims on numerous grounds, including that we have contracts with numerous customers authorizing the assessment of these fees and that in cases where no contract exists we provide customers with a document at the time of service reflecting the assessment of the fee, followed by an invoice itemizing the fee. It is our position that we had the right to assess fuel surcharges, that the customers consented to the charges and that the surcharges were voluntarily paid by the customers when presented with an invoice. The lawsuit is still in its initial stages of discovery. A hearing on the request for class certification is set for January 2013.

        In late June 2012, a nearly identical lawsuit was filed by the same law firm on behalf of a California-based customer. The lawsuit contends, under various state law theories, that we impermissibly assessed fuel surcharges and late payment fees, and seeks certification of a class of California customers only. We will assert the same defenses as in the Alabama litigation. We are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters.

        Harris Incident. In August 2010, a Safety-Kleen vehicle being driven by an employee of a third party hired to transport the vehicle from Mobile, Alabama to Chattanooga, Tennessee was involved in a serious accident, resulting in the death of the passenger and significant injuries to the driver. Based on the investigation by local police, the driver of the other vehicle was at fault, although this conclusion has been called into question in discovery. The facts surrounding the cause of the accident are in dispute and there are unique aspects to Alabama law that could affect the assessment of liability. A complaint naming us, our local branch manager, the third party company and its driver was filed in early January 2011, with counts of general negligence, negligent hiring and negligent maintenance of the Safety-Kleen vehicle. There is a question about whether our insurance would provide coverage to the third party driver after his company's insurance is exhausted. Our insurer has accepted defense of the driver and his employer subject to a reservation of rights. We dispute responsibility and are contesting the matter. The matter is set for mediation in mid-September 2012, and for trial on October 1, 2012. This matter is covered under our insurance program, which has a $3.0 million self-insured retention for automobile accidents and we have reserved $2.0 million in accrued other liabilities, as a component of our self-insurance liability, in our consolidated balance sheet as of December 31, 2011.

  Shareholder Matters

        Clean Harbors Matter. In January 2011, Clean Harbors, Inc. sued us in connection with our December 2010 exercise of a contractual call right, or right of repurchase, with respect to certain shares acquired by Clean Harbors from certain former employees who acquired the shares upon the exercise of options in the Company. Plaintiff asserts three causes of action against us: (1) a declaration that a committee of our Board of Directors failed to make a good faith determination of the fair market value of the stock acquired by Clean Harbors when we exercised our Call Right, (2) breach of contract, and (3) breach of the covenant of good faith and fair dealing. We dispute the factual and legal bases of the complaint and will vigorously defend ourselves in the litigation. We filed a motion to dismiss the matter in March 2011, which motion was denied in December 2011. The parties are proceeding with discovery, which will occur throughout 2012. We are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to this matter.

  Other Legal Matters

        We are party to various other general legal proceedings that arise in the ordinary course of business. While the results of these other additional matters cannot be predicted with certainty, we currently believe that losses, if any, resulting from the ultimate resolution of these other additional matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

ENVIRONMENTAL REGULATION

        While our business has benefited substantially from increased governmental regulation of hazardous waste transportation, storage and disposal, the environmental services industry itself has become the subject of extensive and evolving regulation by federal, state, provincial and local authorities. We are required to obtain federal, state, provincial and local permits or approvals for each of our hazardous waste facilities. These permits are difficult to obtain and, in many instances, extensive studies, tests and public hearings are required before the approvals can be issued. We have acquired all operating permits and approvals now required for the current operation of our business, and have applied for, or are in the process of applying for, all permits and approvals needed in connection with continued operation and planned expansion or modifications of our operations.

        We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. It is difficult to accurately predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect our operations.

Federal Regulation of Hazardous Waste

        The most significant federal environmental laws affecting us are the Resource Conservation and Recovery Act, or RCRA, Superfund, the Clean Air Act, the Clean Water Act and the Toxic Substances Control Act, or TSCA.

        RCRA.    RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the EPA has established a comprehensive "cradle-to-grave" system for the management of a wide range of materials identified as hazardous or solid waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program.

        Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency, unless a specific exemption exists, and must comply with certain operating requirements. Under RCRA, hazardous waste management facilities in existence on November 19, 1980 were required to submit a preliminary permit application to the EPA, the so-called Part A Application. By virtue of this filing, a facility obtained interim status, allowing it to operate until licensing proceedings are instituted pursuant to more comprehensive and exacting regulations (the Part B permitting process). Interim status facilities may continue to operate pursuant to the Part A Application until their Part B permitting process is concluded.

        RCRA requires that Part B permits contain provisions for required on-site study and cleanup activities, known as "corrective action," including detailed compliance schedules and provisions for assurance of financial responsibility. We believe each of our operating facilities complies in all material aspects with the applicable requirements. See "Business—Legal Proceedings—Environmental/Regulatory Matters," for a discussion of our environmental liabilities. See "Business—Insurance and Financial Assurance" for a discussion of our financial assurance requirements.

        Superfund.    Superfund is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. It also provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute can be applied retroactively and provides for strict, and in certain cases, joint and several liability for these responses and other related costs, and for liability for the cost of damages to natural resources, to the parties involved in the generation, transportation and disposal of these hazardous substances.

Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment. See Note 2 "Summary of Significant Accounting Policies—Environmental Liabilities" of our audited consolidated financial statements included elsewhere in this prospectus.

        The Clean Air Act.    The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of toxic air pollutants such as vinyl chloride, or criteria pollutants, such as carbon monoxide. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations, which (1) control emissions of 189 hazardous air pollutants; (2) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (3) mandate the phase-out of ozone depleting chemicals; and (4) provide for enhanced enforcement.

        The Clean Air Act requires the EPA, working with the states, to develop and implement regulations, which result in the reduction of volatile organic compound emissions and emissions of nitrogen oxides in order to meet certain ozone air quality standards specified by the Clean Air Act. We believe each of our operating facilities complies in all material respects with the applicable requirements.

        The Clean Water Act.    This legislation prohibits discharges into the waters of the United States without governmental authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities. The EPA has promulgated "pretreatment" regulations under the Clean Water Act, which establish pretreatment standards for introduction of pollutants into publicly owned treatment works, or POTWs. In the course of the treatment process, our wastewater treatment facilities generate wastewater, which we discharge to POTWs pursuant to permits issued by the appropriate governmental authority. We are required to obtain discharge permits and conduct sampling and monitoring programs. We believe each of our operating facilities complies in all material respects with the applicable requirements.

        TSCA.    We also operate a network of collection, treatment and field services (remediation) activities throughout North America that are regulated under provisions of the TSCA. TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA wastes contaminated with PCBs. The rules set minimum design and operating requirements for storage, treatment and disposal of PCB wastes. Since their initial publication, the rules have been modified to enhance the management standards for TSCA-regulated operations including the decommissioning of PCB transformers and articles; detoxification of transformer oils; incineration of PCB liquids and solids; landfill disposal of PCB solids; and remediation of PCB contamination at customer sites.

        In our transportation operations, we are regulated by the DOT, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass.

        Health and safety standards under the Occupational Safety and Health Act, or OSHA, are applicable to all of our operations. We believe we are in compliance in all material respects with the applicable requirements of these standards.

State and Local Regulations

        Pursuant to the EPA's authorization of their RCRA equivalent programs, a number of states, as well as certain local jurisdictions, have regulatory programs governing the operations and permitting of hazardous waste facilities and operations. Accordingly, the hazardous waste treatment, storage and disposal activities of a number of our facilities and operations are regulated by the relevant state and local agencies in addition to federal regulation.

        Some states classify as hazardous some wastes and other substances that are not regulated under RCRA or other federal statutes. California considers used oil as a "California hazardous waste" while RCRA does not. Accordingly, we must comply with state requirements for handling state regulated wastes, and, when necessary, obtain state licenses for treating, storing, and disposing of these wastes at our facilities.

        We believe that each of our facilities is in substantial compliance with the applicable requirements of federal and state laws, the regulations thereunder, and the licenses which we have obtained pursuant thereto. Once issued, these licenses have maximum fixed terms of a given number of years, which differ from state to state, ranging from three years to ten years. The issuing state or local agency may review or modify a license at any time during its term. We anticipate that once a license is issued with respect to a facility, the license will be renewed at the end of its term if the facility's operations are in compliance with applicable requirements. However, there can be no assurance that regulations governing future licensing will remain static, or that we will be able to comply with these requirements.

        Our facilities are regulated pursuant to state statutes and local rules, including those addressing clean water, clean air and storm water. Local sewer discharge and flammable storage requirements are applicable to certain of our facilities. Our facilities are also subject to local fire code siting, zoning and land use restrictions. Although our facilities occasionally have been cited for regulatory violations, we believe we are in substantial compliance with all federal, state and local laws regulating our business.

Canadian Hazardous Waste Regulation

        In Canada, the provinces retain control over environmental issues within their boundaries and therefore have the primary responsibility for regulating management of hazardous wastes. The federal government regulates issues of national scope or where activities cross provincial boundaries.

        Provincial Regulations.    To a greater or lesser extent, provinces have enacted legislation and developed regulations to fit their needs. Most of Canada's industrial development and the major part of its population can be found in four provinces: Ontario, Quebec, Alberta and British Columbia. It is in these provinces that the most detailed environmental regulations are found.

        The main provincial acts dealing with hazardous waste management are:

  •
  Ontario—Environmental Protection Act;

  •
  Quebec—Environmental Quality Act;

  •
  Alberta—Environmental Protection and Enhancement Act; and

  •
  British Columbia—Waste Management Act.

        These pieces of legislation were developed by the provinces independently and, among other things, generally control the generation, characterization, transport, treatment and disposal of hazardous wastes. Regulations developed by the provinces under the relevant legislation are also developed independently, but are often quite similar in effect and sometimes in application. There is some uniformity in manifest design and utilization.

        Provincial legislation also provides for the establishment of waste management facilities. In this case, the facilities are also controlled by provincial statutes and regulations governing emissions to air, groundwater and surface water and prescribing design criteria and operational guidelines.

        Waste transporters require a permit to operate under provincial waste management regulations and are subject to the requirements of the Federal Transportation of Dangerous Goods legislation. They are required to report the quantities and disposition of materials shipped.

        Within the provincial regulations, definitions of hazardous wastes are quite similar. Wastes can be defined as hazardous based on origin or characteristic and the descriptions or parameters involved are very similar to those in effect in the United States. A major difference between the United States regulatory regime and those in Canada relates to ownership and liability. Under Canadian provincial regulations, ownership changes when waste is transferred to a properly permitted third party carrier and subsequently to an approved treatment and disposal facility. This means that the generator is no longer liable for improper handling, treatment or disposal, responsibility having been transferred to the carrier or the facility. Exceptions may occur if the carrier is working under contract to the generator or if the waste is different from that which was originally contracted among the parties.

        Canadian Federal Regulations.    The federal government has authority for those matters which are national in scope and in impact and for Canada's relations with other nations. The main federal laws governing hazardous waste management are:

  •
  Canadian Environmental Protection Act (1999), or CEPA 99, and

  •
  Transportation of Dangerous Goods Act.

        Environment Canada is the federal agency with responsibility for environmental matters and the main legislative instrument is the Canadian Environmental Protection Act. This act charges Environment Canada and Health Canada with protection of human health and the environment and seeks to control the production, importation and use of substances in Canada and to control their impact on the environment.

        The Export and Import of Hazardous Wastes Regulations under CEPA 99 control the export and import of hazardous wastes and hazardous recyclable materials. By reference, these regulations incorporate the Transportation of Dangerous Goods Act and Regulations, which address identification, packaging, marking and documentation of hazardous materials during transport.

        Canadian Local and Municipal Regulations.    Local and municipal regulations seldom reference direct control of hazardous waste management activities. Municipal regulations and by-laws, however, control such issues as land use designation, access to municipal services and use of emergency services, all of which can have a significant impact on facility operation.

Compliance with Environmental Regulations

        We incur costs and make capital investments in order to comply with environmental regulations that require us to remediate contaminated sites, operate our facilities in accordance with enacted regulations, obtain required financial assurance for closure and post-closure care of our facilities when they cease operations, and make capital investments in order to keep our facilities in compliance with environmental regulations.

        As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Regulatory Matters," we have recorded environmental liabilities of $61.2 million as of December 31, 2011. For the years ended December 26, 2009, December 25, 2010 and December 31, 2011, we spent $5.8 million, $6.4 million and $9.6 million, respectively, to address environmental liabilities.

        As discussed more fully above under "Business—Insurance and Financial Assurance," we are required to provide financial assurance with respect to certain statutorily required closure, post-closure and corrective action obligations at our facilities. We have placed most of the required financial assurance for facility closure and post-closure monitoring with an insurance company. In addition to the direct cost of the financial assurance policy, the policy requires that we provide letters of credit of $12.1 million as collateral for the policy.

        We are involved in legal proceedings from time to time arising under environmental laws and regulations. See Note 2 "Summary of Significant Accounting Policies—Environmental Liabilities" of our audited consolidated financial statements included elsewhere in this prospectus. Alleged failure to comply with laws and regulations may lead to the imposition of fines or the denial, revocation or delay of the renewal of permits and licenses by governmental entities. In addition, these governmental entities, as well as surrounding landowners, may claim that we are liable for environmental damages. Citizens groups have become increasingly active in challenging the grant or renewal of permits and licenses for hazardous waste facilities, and responding to these challenges has increase furtherd the costs associated with establishing new facilities or expanding current facilities. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on our business and future prospects.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information with respect to our executive officers and directors and other key employees (ages as of July 31, 2012):

Name	Age	Position
Robert M. Craycraft II	42	CEO, President and Director
Jeffrey O. Richard	44	Executive Vice President, Chief Financial Officer
David M. Sprinkle	58	Executive Vice President of Oil Re-refining
David E. Eckelbarger	49	Executive Vice President of Environmental Services
Jeffrey L. Robertson	52	Senior Vice President—Controller and Chief Accounting Officer
Ronald W. Haddock(1)(2)	72	Director, Chairman of the Board
William Lane Britain	34	Director
R. Randolph Devening(1)(2)	70	Director
James Dondero(3)	50	Director
William J. Raine(3)	39	Director
Philip Raygorodetsky(2)(3)	38	Director
Joseph Saad	44	Director

(1)
Audit and Compliance Committee

(2)
Governance, Nominating and Environmental, Health and Safety, or EHS, Committee

(3)
Human Resources and Compensation Committee

Background of Current Executive Officers and Directors

        Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        The following sets forth certain biographical information with respect to our executive officers and directors:

        Robert M. Craycraft II has served as our CEO and President, and as one of our directors, since joining us in April 2011. Prior to joining us, Mr. Craycraft served as President of Ashland Distribution, a division of Ashland, Inc., the parent company of Valvoline. There, he led Ashland's chemicals, plastics, environmental services and composites businesses in North America, Europe and China. At Ashland, Mr. Craycraft also served as Vice President Chemicals, Senior Vice President and General Manager of Do-It-Yourself (DIY) and Installed Sales at Valvoline, and Vice President Business Transformation at Valvoline. Mr. Craycraft received his Bachelor of Arts in Economics from Vanderbilt University. Mr. Craycraft brings to our board of directors his 20 years of experience in the lubricating oil industry.

        Jeffrey O. Richard has served as our Executive Vice President, Chief Financial Officer since joining us in October 2010. Prior to joining us, Mr. Richard served as Chief Operating Officer and Chief Financial Officer of Pavestone Company from July 2006 through October 2010. Prior to joining Pavestone, Mr. Richard served as the head of Financial, Planning and Analysis at Electronic Data Systems, Chief Financial Officer of Jacuzzi Inc., and various divisional Chief Financial Officer roles at Tyco International. Mr. Richard received his Bachelor's degree from Louisiana State University.

        David M. Sprinkle has served as our Executive Vice President of Oil Re-refining since January 2007 and was our Executive Vice President, Operations of the Company from October 2002 through December 2006. Mr. Sprinkle has been employed by us or our predecessor company since December 1980. From November 2001 through October 2002 he served as our Chief Operating Officer. He was also President of our Chemical Services Division from May 2000 through November 2001. Prior to that time, since October 1997 he served in various capacities, including Senior Vice President of Operations, Senior Vice President of the Eastern Division, Senior Vice President of the Southern Division and Senior Vice President of Sales and Services. Mr. Sprinkle received his Bachelor of Science in Business Administration from Virginia Polytechnic Institute and State University.

        David E. Eckelbarger has served as our Executive Vice President of Environmental Services since June 2011, responsible for our Environmental Services segment, including primarily parts cleaning services and used oil collection. Mr. Eckelbarger joined us in 2002 as Senior Vice President, Midwest Region and was promoted to Executive Vice President, Supply Chain in September 2009. Mr. Eckelbarger is a graduate from the United States Military Academy and holds an MBA from Harvard University.

        Jeffrey L. Robertson has served as our Senior Vice President—Controller and Chief Accounting Officer since January 2010. Mr. Robertson joined us in August 2004 as Vice President and Controller and was promoted to Senior Vice President and Controller in September 2006. From October 2001 to May 2004, Mr. Robertson served as Vice President and Controller of TXU Communications. Mr. Robertson was also previously Vice President of Finance and Accounting at Verizon Wireless Messaging Services from February 1995 to March 2001. Prior to that time, Mr. Robertson was in the public accounting industry with national CPA firms where he performed audit, tax and consulting services. Mr. Robertson received his Bachelor of Business Administration degree in Accounting from Texas Tech University, is a licensed CPA in the state Texas and is a Chartered Global Management Accountant.

        Ronald W. Haddock has served as one of our directors since December 2003 and has been Chairman of the Board of Ashmore Energy International since August 2003. Mr. Haddock is also currently the interim CEO of Ashmore Energy International. Mr. Haddock was previously Chairman and CEO of Prisma Energy International and President and CEO of Dallas-based FINA, Inc., and prior to that, he served in executive positions with Exxon, including Vice President and Director of Exxon's operations in the Far East. Mr. Haddock also served as a director at Adea Solitions, Inc. from 2001 to 2010 and Rubicon Offshore International Pte. Ltd. from 2008 to 2011. He currently serves on the boards of Alon USA Energy, Inc., Trinity Industries, Inc. and Petron Corporation. He is non-executive Chairman of our board of directors and also serves as Chairman of the governance, nominating and EHS committee. Mr. Haddock brings to our board of directors his 49 years of business experience, his experience as the CEO of four companies and his experience as the chairman of the board of five companies.

        William Lane Britain has served as one of our directors since October 2011. Mr. Britain has been a Partner at Highland Capital Management, L.P since June 2006 and a Managing Director, in a non-principal role, of Falcon E&P Opportunities Fund, L.P. since June 2010. Prior to joining Highland, Mr. Britain was a Vice President at Ewing Management Group. Mr. Britain has also served as an investment banking analyst at Salomon Smith Barney and Donaldson, Lufkin and Jenrette. Mr. Britain currently serves on the board of directors of Blackwell BMC, LLC and Carey International, Inc. Mr. Britain has been elected as one or our directors pursuant to a voting agreement. Mr. Britain brings to our board of directors his experience from his directorships at other companies.

        R. Randolph Devening has served as one of our directors since December 2003 and prior to his retirement in 2001, served as CEO, President and Chairman of Foodbrands America. He previously served as a director at 7-Eleven, Inc. and at The Fred Jones Companies. He currently serves on the board of directors of Penford Corporation, BancTec, Inc. and Ozone International, LLC. Mr. Devening is Chairman of our audit and compliance committee. Mr. Devening brings to our board of directors his 28 years of experience as CEO and chief financial officer of various public companies.

        James Dondero has served as one of our directors since February 2010. Mr. Dondero is Co-Founder and President of Highland Capital Management, which he founded in 1993. He was previously Chief Investment Officer of a Protective Life subsidiary, and prior to that, he managed certain funds for American Express. Mr. Dondero is a Certified Public Accountant, a Certified Managerial Accountant and has earned the right to use the Chartered Financial Analyst designation. He currently serves as the Chairman of the board of directors for CCS Medical and Cornerstone Healthcare Group Holdings, and on the board of directors of American Banknote Corporation, Metro-Goldwyn-Mayer Inc., NexBank Capital, Inc. and NexBank SSB. Mr. Dondero has been elected as one or our directors pursuant to a voting agreement. Mr. Dondero brings to our board of directors his experience as President of Highland Capital Management and his experience from his directorships at numerous other companies.

        William J. Raine has served as one of our directors since February 2010 and has served as a portfolio manager at Contrarian Capital Management since October 2003. From February 2004 to February 2010 he served as a director at American Blind and Wallpaper Factory, Inc. Prior to that time Mr. Raine worked in the private equity group at Brown Brothers Harriman for six years. Mr. Raine has been elected as one or our directors pursuant to a voting agreement. Mr. Raine brings to our board of directors his 15 years of investing and private equity experience and his experience from his directorships and observer roles at numerous other companies.

        Philip Raygorodetsky has served as one of our directors since May 2010. Mr. Raygorodetsky has been a Managing Director at Black Diamond Capital Management, L.L.C. since July 2010. From October 1997 to July 2010, Mr. Raygorodetsky was employed by GSC Group where his last role was Senior Managing Director. He has been employed in the Invetment Banking Division's Health Care Group at Salomon Smith Barney, Inc. and at Andersen Consulting. Mr. Raygorodetsky currently chairs the board of directors of United Subcontractors, Inc., and serves on the boards of directors of Constar International LLC, InSight Health Services Holdings Corp. and International Wire Group, Inc. Mr. Raygorodetsky has been elected as one or our directors pursuant to a voting agreement. Mr. Raygorodetsky brings to our board of directors his 14 years of investing and private equity experience, his experience from directorships at numerous other companies and his knowledge of capital markets.

        Joseph Saad has served as one of our directors since May 2012. Mr. Saad is a Managing Director of J.P. Morgan Securities LLC and has been with the firm since September 1998. Additionally, Mr. Saad held positions with First Chicago Capital Markets and PricewaterhouseCoopers. Mr. Saad has earned the right to use the Chartered Financial Analyst designation and is a Certified Public Accountant (inactive). Mr. Saad has been elected as one or our directors pursuant to a voting agreement. Mr. Saad brings to our board of directors his finance and accounting background, and his experience as a banker and analyst. Mr. Saad has also served as an observer to the board of directors of another company.

Board of Directors and Board Committees

Composition of the Board of Directors; Director Independence

        Our bylaws provide that our board of directors shall consist of at least five members and no more than eleven members, with the exact number of directors to be determined by resolution of our board of directors. Our board of directors currently consists of eight members. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that all but one of our directors, Mr. Craycraft, are independent directors as defined under the rules of the NYSE.

        In accordance with a voting agreement executed with certain of our stockholders who are affiliates of Highland Capital Management, Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings, Highland Capital Management is currently entitled to designate two directors to our board of directors and Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings are each entitled to designate one director. Highland Capital Management's designees to our board are James Dondero and William Lane Britain, Contrarian Capital Management's designee is William J. Raine, JPMorgan Chase & Co.'s designee is Joseph Saad and GSC Acquisition Holdings' designee is Philip Raygorodetsky. The voting agreement will expire in accordance with its terms upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Voting Agreement."

        Our directors will hold office until their successors have been elected and qualified or until their earlier death or resignation, with elections for each directorship being held annually. Executive officers are appointed by and serve at the direction of our board of directors.

Committees

  Audit and Compliance Committee

        The current members of our audit and compliance committee are Messrs. Devening (Chairman) and Haddock. The audit and compliance committee, among other things, provides assistance to our board of directors with respect to matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. The audit and compliance committee's responsibilities include oversight of the integrity of our consolidated financial statements, our compliance with certain legal and regulatory requirements, our independent auditors' qualifications and independence, and the performance of our independent auditors and our internal audit function. Each member of the audit and compliance committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the audit and compliance committee, and at least one member of the audit and compliance committee must have accounting or related financial management expertise as required by the NYSE rules. Mr. Devening qualifies as an "audit committee financial expert" as defined under the SEC rules. While the NYSE rules do not require that a listed company's audit committee include a person who satisfies the definition of an "audit committee financial expert" under the SEC rules, a board of directors may presume that such a person has the required accounting or related financial management expertise under the NYSE rules. Within twelve months after the effectiveness of the registration statement relating to this offering we plan to appoint an additional independent member to the audit and compliance committee to comply with NYSE rules. At that point, all three of our audit and compliance committee members will be independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE.

  Governance, Nominating and EHS Committee

        The current members of the governance, nominating and EHS committee are Messrs. Haddock (Chairman), Devening and Raygorodetsky. The governance, nominating and EHS committee provides assistance to our board of directors in, among other things, identifying individuals qualified to become our directors and selecting, or recommending that our board of directors select, nominees for our board of directors. The governance, nominating and EHS committee is also responsible for corporate governance, review of the board committee structure and functions, our compliance with legal and regulatory requirements, our code of business conduct and ethics, our code of ethics for our chief executive and senior financial officers and our policy and procedures with respect to related person transactions, our charitable contributions and our involvement in legislative affairs. The governance, nominating and EHS committee has adopted a set of corporate governance guidelines, which has also been adopted by our board of directors. The governance, nominating and EHS committee also assists with the annual performance evaluations of other board committees. In addition, our governance, nominating and EHS committee provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of our policies and procedures for managing environmental protection and employee occupational health and safety. Finally, the governance, nominating and EHS committee conducts an evaluation of the performance of the CEO at least annually.

  Human Resources and Compensation Committee

        The current members of the human resources and compensation committee are Messrs. Dondero (Chairman), Raine and Raygorodetsky. The human resources and compensation committee of our board of directors reviews and approves our compensation philosophy as well as the various compensation components provided to certain of our senior executives, including our named executive officers, and reports to the board of directors. Specifically, the human resources and compensation committee has the responsibility to assure that (1) our senior executives are compensated effectively, and in a manner that is consistent with our compensation strategy, taking into account internal equity considerations, competitive practices and the requirements of the appropriate regulatory bodies, and (2) total compensation levels are reasonable, taking into account all relevant factors. The human resources and compensation committee is also responsible for annual evaluations of executive officers other than the CEO.

        The human resources and compensation committee also periodically reviews and approves the granting of employee stock options. Finally, the human resources and compensation committee also has oversight of our general compensation and employee benefit plans.

        No director may serve on the human resources and compensation committee unless he or she is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act and satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Code.

Code of Ethics

        Prior to the consummation of this offering, we will adopt a "code of ethics" as defined by the rules of the SEC under the Exchange Act, applicable to our principal executive officer, principal financial officer and principal accounting officer, as well as all of our employees. A copy of this code of ethics will be available on our website at www.safety-kleen.com. We intend to post on our website any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and principal accounting officer) from, this code of ethics within four business days of any amendment or waiver.

Compensation Committee Interlocks and Insider Participation

        The current compensation of our executive officers was determined by the human resources and compensation committee. None of the members of our human resources and compensation committee are, or have been, an employee of our company. During fiscal year 2011, no member of our human resources and compensation committee had any relationship with our company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers or members of our board of directors has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors or human resources and compensation committee.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of directors and officers to the maximum extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for:

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  any breach of their duty of loyalty to the corporation or its stockholders;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

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  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. We may also secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent.

        The limited liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

 COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

        Throughout this prospectus, the individuals who served as our CEO and Chief Financial Officer during fiscal year 2011, as well as our three other most highly compensated officers, are referred to as the "named executive officers."

        The human resources and compensation committee of our board of directors reviews and approves our compensation philosophy as well as the various compensation components provided to certain of our senior executives, including our named executive officers, and reports to the board of directors. Specifically, the human resources and compensation committee has the responsibility to ensure that (1) our senior executives are compensated effectively and in a manner that is consistent with our compensation strategy, taking into account internal equity considerations, competitive practices, and the requirements of the appropriate regulatory bodies, and (2) total compensation levels are reasonable, taking into account all relevant factors.

        The human resources and compensation committee also periodically reviews and approves the granting of employee stock options and makes recommendations to our board of directors for new or material changes to existing employee benefit plans. Finally, the human resources and compensation committee conducts an assessment of the performance of the CEO at least annually.

Compensation Philosophy and Objectives

        The human resources and compensation committee believes that the most effective compensation program is one that includes both cash and equity based compensation and that is designed to reward the achievement of pre-established goals, in order to align executive officers' interests with the interests of stockholders and to ultimately improve stockholder value. Specifically, we, together with the human resources and compensation committee, establish specific annual goals intended to reward performance that meets or exceeds these goals. In addition, the human resources and compensation committee evaluates both performance and compensation to ensure that we preserve our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of similar companies.

Role of Executive Officers in Compensation Decisions

        The human resources and compensation committee makes all compensation decisions regarding the executive officers, including the named executive officers, and approves recommendations from our CEO regarding certain equity awards to other employees. In addition, our board of directors has delegated to our CEO the authority to grant stock options to new employees and to current employees generally in connection with key roles. Grants to named executive officers are subject to approval by our board of directors. Following our initial public offering, we will re-evaluate this delegation. In addition, decisions regarding non-equity compensation provided to certain employees, but not including the CEO and other executive officers, may be made by the CEO.

        The CEO annually reviews the performance of each executive officer (other than himself). His conclusions and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are then presented to the human resources and compensation committee, which may exercise its discretion in modifying any recommended adjustments or awards to the executive officers. The CEO's performance is reviewed by the human resources and compensation committee, pursuant to its charter, with input from the chairman of the board of directors and chairman of the governance, nominating and EHS committee.

        The human resources and compensation committee also makes determinations regarding which employees will be offered employment agreements and the terms of those agreements.

Setting Executive Compensation

        Based on the foregoing objectives, the human resources and compensation committee has structured our annual and long-term incentive cash and non-cash based executive compensation to motivate executives to achieve the pre-established business goals and reward the executive officers for achieving these goals. Historically, we have sought the advice of outside compensation consultants, and recently the human resources and compensation committee engaged Meridian Compensation Partners, LLC, or Meridian, an outside global human resources consulting firm, to conduct a review of its total compensation program for the CEO and our other executive officers. Meridian has been providing the human resources and compensation committee with relevant market data and alternatives to consider when making compensation decisions and the human resources and compensation committee has considered this information. The human resources and compensation committee has not yet identified the peer group that it will use to benchmark the compensation to be paid to executive officers following our initial public offering. It should be noted that Meridian does not provide compensation consulting services to management, but rather only provides services to the human resources and compensation committee. However, management has obtained separate compensation consulting services from time to time from Towers Watson, an outside global consulting firm.

2011 Executive Compensation Components

        Consistent with our recent past practice, for fiscal year 2011 we did not grant equity-based awards to any of our named executive officers, except for a stock grant to Mr. Haddock as described later in this disclosure. Although in years prior to 2011 we have, at times, made grants of stock options and restricted stock units to named executive officers, until 2012 we had not implemented any policy of regular annual or otherwise scheduled grants. The principal components of compensation to the named executive officers in fiscal year 2011 were:

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  Base salary;

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  Annual bonuses under the Annual Incentive Plan, or the AIP, under which performance-based bonuses are paid if pre-established objectives are achieved; and

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  Other personal benefits on a very limited basis (as described following our Summary Compensation Table below).

        The market data provided by Meridian and used by the human resources and compensation committee for purposes of determining these three components of compensation for the named executive officers is based on the compensation of executives of similar size companies. Meridian reviewed the base salary, bonus and long-term compensation of several officers, including the named executive officers, as compared to a proxy peer group of five companies similar in size and business to us, and also considered an additional company that management had used for benchmarking in the past. The companies in the direct peer group are: Republic Services, Inc., Covanta Holding Corporation, Waste Connections Inc., Clean Harbors Inc. and Heritage-Crystal Clean Inc. The additional company taken into account for this purpose was Waste Management Inc.

Base Salary

        We provide our named executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. Base salaries for our named executive officers generally are based on executive performance and the advice provided by our outside consultants. The compensation committee determines the actual base salary for each named executive officer based on the committee's consideration of the named executive officer's position and level of responsibility, performance and the need to attract and/or retain the executive officer.

        Salary levels are typically reviewed annually as part of our performance review process as well as upon promotion or other changes in job responsibility. During its review of base salaries for executives, the human resources and compensation committee considers: market data provided by Meridian; internal review of the executive's compensation, both individually and relative to other executive officers; and the individual performance and the experience of the executive. Merit based increases to salaries for the executive officers are based on the human resources and compensation committee's assessment of individual performance. Mr. Eckelbarger's base salary was increased in October 2011 in connection with his promotion to Executive Vice President of Environmental Services. The human resources and compensation committee did not make any adjustments to the other named executive officers' base salaries in fiscal year 2011. For more information, see the Summary Compensation Table below.

Annual Incentive Plan (AIP)

        We have adopted the AIP which is an annual cycle, short-term incentive plan that provides cash remuneration intended to reward each participant, including the named executive officers, for favorable Company performance, business unit performance, and achievement of personal goals and objectives. The AIP provides guidelines for calculating this compensation, subject to human resources and compensation committee oversight and modification (both upward and downward). The AIP includes various incentive levels based on the participant's level of responsibility and impact on our operations with target award opportunities that are established as a percentage of base salary. The named executive officers had the following AIP targets as a percentage of base salary for 2011: Mr. Craycraft (100%); Mr. Richard (67%); Mr. Sprinkle (133%); Mr. Eckelbarger (50%); and Mr. Robertson (100%). Although Mr. Haddock was eligible to receive an annual bonus in 2010 as our interim CEO, since his service as interim CEO ended in May 2011, he did not participate in the 2011 AIP and therefore is not included in the discussion below.

        Each year, the human resources and compensation committee sets threshold, target, and stretch levels for each component of the corporate financial objectives portion of the AIP. Payment of AIP awards is based upon the achievement of such objectives in the applicable fiscal year and will be made as soon as administratively practicable following the completion of the audited financial statements for the performance period. For the 2011 fiscal year, 35% of Mr. Craycraft's AIP award was based on the achievement of corporate financial objectives related to Adjusted EBITDA and 15% of Mr. Craycraft's AIP award was based on the achievement of corporate financial objectives related to free cash flow. Twenty-eight percent of the remaining named executive officers' AIP award was based on the achievement of corporate financial objectives related to Adjusted EBITDA and 12% of the remaining named executive officers' AIP award was based on the achievement of corporate financial objectives related to free cash flow. Forty percent of Mr. Craycraft's AIP award and 40% of the remaining named executive officers' award was based on the achievement of specific business unit objectives. Ten percent of Mr. Craycraft's AIP award and 20% of the remaining named executive officers' award was based on individual performance objectives as determined by the human resources and compensation committee.

        The corporate financial objectives for the 2011 AIP award required us to earn in fiscal year 2011 $117.1 million, $146.4 million and $175.7 million of Adjusted EBITDA and $34.8 million, $43.5 million and $52.2 million of free cash flow, at threshold, target and stretch (or maximum) levels, respectively. The Company must achieve the threshold Adjusted EBITDA performance level to trigger any payout under the AIP. Final Adjusted EBITDA performance for fiscal year 2011 was $160.7 million and final free cash flow was $54.7 million.

        Business unit performance goals were established by management and approved by the human resources and compensation committee. Mr. Craycraft's business unit goals were based on (1) delivery of Project Management Office, or PMO, projects, (2) delivery of a targeted waste oil Pay for Oil/Recycled Fuel Oil, or PFO/RFO spread, (3) delivery of efficiency project savings, and (4) delivery of oil business return on capital employed. Mr. Richard's business unit goals were based on (1) achievement of Finance group expenses to budget, (2) delivery of company designated PMO projects, (3) achievement of targeted Request for Proposal, or RFP, savings and (4) achievement of days sales outstanding targets. Mr. Sprinkle's business unit goals included (1) achievement of targeted contribution margin for the oil business, (2) achievement of percentage blended to base volume targets, (3) achievement of oil business return on capital employed, and (4) achievement of targeted total recordable incident rate. Mr. Eckelbarger's business unit goals were based on (1) achievement of environmental services contribution margin, (2) achievement of targeted line of business retention rate across all segments, (3) achievement of waste oil PFO/RFO spread, and (4) achievement of targeted branch total recordable incident rate. Mr. Robertson's business unit goals were based on (1) achievement of Finance group expenses to budget, (2) delivery of company designated PMO projects, (3) achievement of targeted RFP savings and (4) achievement of days sales outstanding target. Assessment of these goals at the end of the performance period was based on a pre-determined performance to payout scale, with each business unit goal comprising an equal portion of the overall business unit weighting. These performance goals are intended to be challenging, and in fiscal years 2011 and 2012, we set goals that are significantly more challenging than in prior years.

        For Mr. Craycraft's individual performance objective, the human resources and compensation committee reviewed Mr. Craycraft's performance against individual goals and objectives. For the individual performance objective for the other named executive officers, Mr. Craycraft reviewed the performance of each executive against a set of senior executive competencies and individual accountabilities. After such review and assessment, the human resources and compensation committee then also reviewed the individual performance of each of the other named executive officers and determined the final individual performance attainment for each individual.

        The achievement of Adjusted EBITDA, free cash flow and certain business unit performance goals impacts the level of payouts through an interpolation of the applicable performance results against a graduated payout scale, where payments are pro-rated between performance levels. For the 2011 AIP year, the named executive officers participating in the AIP were eligible to receive payouts based on the following performance to payout scale:

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  No payment under the AIP if we achieved less than the threshold level of Adjusted EBITDA;

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  A payment of at least 50%, but less than 100% of the applicable target bonus, if we achieved or exceeded the threshold Adjusted EBITDA, free cash flow and other business unit performance goals, but did not achieve the target level;

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  A payment of at least 100% but less than 150% of the applicable target bonus, if we achieved or exceeded the target Adjusted EBITDA, free cash flow and other business unit performance goals, but did not attain the stretch level;

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  A maximum payment of 150% of the applicable target bonus if we achieved or exceeded the stretch Adjusted EBITDA, free cash flow and other business unit performance goals; and

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  As described earlier, a portion of the awards (10% for Mr. Craycraft and 20% for the other named executive officers) was based on individual performance objectives as determined by the human resources and compensation committee.

        Over the past three years, we have achieved performance at the following levels for all AIP participants:

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  Our performance for fiscal year 2009 was below threshold and resulted in a $0 AIP payout. However, the human resources and compensation committee approved small, discretionary bonus payouts to select individuals in lieu of not achieving a payout under the AIP.

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  A formal AIP was not developed by the human resources and compensation committee for fiscal year 2010. However, in light of the progress made toward revenue and profitability goals, the human resources and compensation committee approved a discretionary performance bonus for AIP participants.

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  As discussed below, our Adjusted EBITDA in fiscal year 2011 was above the target. Our free cash flow was above the stretch level. Each named executive officer's final payout percentage was dependent on performance against business unit objectives and individual performance objectives.

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  In making the annual determination of the threshold, target, and stretch performance levels, the human resources and compensation committee may consider the specific circumstances facing us during the coming year (for example, the expected price of oil, business expansion plans, customer demand, and general economic conditions). Adjusted EBITDA and free cash flow targets are set in alignment with our strategic plan and expectations for growth and profitability.

        In the event of a change in control, participants in the AIP will be entitled to a pro-rata award based on the year-to-date performance on the date of the change in control. For fiscal year 2011, final payouts as a percentage of target bonuses under the AIP were as follows: Mr. Craycraft (113%); Mr. Richard (119%); Mr. Sprinkle (117%); Mr. Eckelbarger (109%); and Mr. Robertson (123%), which resulted in the following cash awards:

Name	2011 AIP Bonus Award
Robert M. Craycraft II	$353,206
Ronald W. Haddock	—
Jeffrey O. Richard	308,121
David M. Sprinkle	522,091
David E. Eckelbarger	135,907
Jeffrey L. Robertson	298,748

        As described earlier, Mr. Haddock did not participate in the 2011 AIP and Mr. Craycraft's payment was pro-rated based on the start of his employment in April 2011. These cash payments made to named executive officers under the AIP for performance in fiscal year 2011 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below.

Long-Term Incentive Compensation

        Safety-Kleen Equity Plan.    The Company adopted the Safety-Kleen Equity Plan (referred to as the Equity Plan) on August 31, 2004, and it was subsequently amended on March 21, 2006, December 18, 2008 and April 19, 2012. We adopted the Equity Plan in order to motivate selected individuals to attain exceptional performance and to attract and retain selected individuals with outstanding qualifications. The Equity Plan also allows us to enhance the link between the creation of stockholder value and long-term incentive compensation, provide an opportunity for increased equity ownership by executive officers, and maintain competitive levels of compensation. Under the Equity Plan we may grant stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other awards to our officers (including our named executive officers), directors, employees, consultants or advisors (or those of our subsidiaries). To date, we have granted awards either as part of our initial grants made in 2004 to then-existing named executive officers, to certain members of our management in connection with the 2006 annual incentive plan or in connection with employees' subsequent commencement of employment or promotions. Generally these have been stock option grants, with a limited exception of restricted stock units. In addition, we have implemented a program which began in 2012 to grant certain executive officers stock options on an annual basis, subject to Company and individual performance, and as approved by the board of directors. We also retain the flexibility to grant equity-based awards, including stock options, in the event that our human resources and compensation committee determines that an employee's performance is exceptional based on factors established by the committee. In fiscal year 2011, we did not grant any equity awards to the named executive officers other than a stock award to Mr. Haddock. Award levels are determined based on our retention efforts and vary among participants based on their salary levels and positions. Since there is no public market for our stock, the fair market value of our stock is determined by the human resources and compensation committee in good faith based on a variety of factors.

        The Equity Plan is administered by our board of directors or a committee or subcommittee appointed by the board of directors; provided, that, following our initial public offering, the Equity Plan will be administered by a committee that consists of persons who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

        The administrator has the power to, among other things: select plan participants; determine whether and to what extent awards will be granted to participants and the terms and conditions of such awards; amend, modify or cancel an award agreement; and accelerate the lapse of restrictions applicable to an award or waive any conditions imposed under the Equity Plan or an award agreement, provided that no such action may adversely affect any outstanding award without the participant's consent. A total of 7,335,000 shares of our common stock are reserved for issuance under the Equity Plan. As of July 31, 2012, 1,303,410 shares remain reserved and available for future grant, which are comprised of authorized and unissued shares of our stock or our treasury shares, or a combination thereof. Once we become subject to Section 162(m) of the Code, the aggregate number of shares underlying awards to an individual will not exceed 1,000,000 in any fiscal year. Any shares that become available as a result of expiration, forfeiture, or other cancellation or termination of an award, will again be available for grant of future awards, to the extent consistent with applicable law.

        Unless otherwise provided in an award agreement or determined by the administrator, if a participant's employment or service with us terminates, all outstanding awards held by such participant will immediately terminate and be forfeited and any price that may have been paid by the participant for such award will be refunded, provided that a termination will not be deemed to have occurred if the participant is employed by or performing services for us or any of our subsidiaries or is on a leave of absence. All of our outstanding stock option agreements allow for an exercise period after termination of employment except in the case of terminations for cause.

        In connection with the initial public offering, participants may be prohibited from selling, pledging, or otherwise disposing of, or agreeing to engage in any of the foregoing with respect to, any options or shares of our common stock for a period of up to                         days following such public offering.

        Unless otherwise determined by the administrator, awards granted under the Equity Plan generally may not be transferred by a participant other than by will or the laws of descent and distribution and may be exercised during the participant's lifetime only by the participant. Our board of directors may amend, alter or discontinue the Equity Plan, but not so as to impair, without a participant's consent, the participant's rights under an award already granted. In addition, our board of directors will obtain approval from our stockholders for any amendment that would require approval in order to satisfy the requirements of applicable law.

Employment Agreements

        We have entered into employment agreements with several executive officers, including each named executive officer. As a condition to the executives' employment agreements, the executives were required to enter into agreements pursuant to which they agreed to be bound by certain restrictive covenants, including restrictions from competing with us, soliciting our customers or employees, and disclosing confidential information. In addition to what is described in the following summaries, the employment agreements also provide compensation and continuation of certain benefits and acceleration of certain equity awards, both generally upon certain terminations of employment and upon certain terminations in connection with a change in control of the Company. More information regarding certain payments and benefits to our named executive officers under the employment agreements is provided under the heading "Payments upon Termination and Change in Control" below.

        Robert M. Craycraft II.    Mr. Craycraft's employment agreement with the Company, effective as of April 11, 2011, governs the terms of his positions as CEO and President of the Company and SK Holdco. Mr. Craycraft also serves as a member of the SK Holdco board of directors. His employment agreement has a three-year term and is subject to renewal, or may be terminated with sixty-days' written notice prior to the expiration of a term. Pursuant to the agreement, Mr. Craycraft is entitled to an annual base salary of $450,000 (subject to annual reviews and potential increases at such times), and an annual performance bonus with a threshold of 50% of his salary, a target of 100% of his salary, and a maximum of 150% of his salary, subject to pro-ration for 2011 (subject to the terms of the Company's annual bonus program each year). Mr. Craycraft was also eligible for standard executive relocation privileges (plus related tax gross ups) and a sign-on bonus in the amount of $200,000 (each subject to certain forfeiture restrictions). Under his employment agreement, Mr. Craycraft was entitled to receive stock options equivalent to two to four times of his salary, and such options were granted in 2012 under the Equity Plan and subject to a stock option agreement. Beginning in 2012, Mr. Craycraft will be eligible to receive additional awards of stock options under the Equity Plan each year equivalent to two to four times of his salary, as may be approved by our board of directors (for more information, please see "Subsequent Actions" below).

        Ronald W. Haddock.    Pursuant to the terms of our agreement with Mr. Haddock, effective July 19, 2010, Mr. Haddock served as our interim CEO from July 2010 until Mr. Craycraft replaced him in 2011. Although Mr. Craycraft began his employment in April, Mr. Haddock's term as interim CEO officially ended in May 2011. Under the terms of Mr. Haddock's agreement, he was an independent contractor and not an employee (as such he was not entitled to participate in the standard benefits provided to our employees). Mr. Haddock's annualized base pay was $240,000, pro-rated for the duration of his service, and in 2010 he was eligible for a bonus of between 50% and 150% of his base pay, determined by the bonus the prior CEO would have received under the AIP, pro-rated for the duration of his service. As noted earlier, he did not participate in the 2011 AIP.

        Jeffrey O. Richard.    Mr. Richard's employment agreement, effective as of December 1, 2011, governs the terms of his position as our Executive Vice President, Chief Financial Officer. His employment agreement has a one-year term and is subject to renewal, or may be terminated with sixty-days' written notice prior to the expiration of a term or annual extension thereof. Pursuant to the agreement, Mr. Richard is entitled to an annual base salary of $385,000 and an annual performance bonus with a threshold of 33.5% of his salary, a target of 67% of his salary, and a maximum of 100.5% of his salary. Beginning in 2012, Mr. Richard will be eligible to receive additional awards of stock options under the Equity Plan each year equal in value to 100% of his annualized base pay at the time of the award, as may be approved by our board of directors, and subject to both Company and individual performance.

        David M. Sprinkle.    Mr. Sprinkle's employment agreement with the Company, effective as of January 1, 2010, governs the terms of his position as Executive Vice President of Oil Re-refining of the Company and Safety-Kleen Systems, Inc. His employment agreement has a one-year term and is subject to renewal, or may be terminated with ninety-days' written notice prior to the expiration of a term. Pursuant to the agreement, Mr. Sprinkle is entitled to an annual base salary of $336,375 (subject to annual reviews and potential increases at such times), and an annual performance bonus with a threshold of 67% of his salary, a target of 133% of his salary, and a maximum of 200% of his salary (subject to the terms of the Company's annual bonus program each year).

        David E. Eckelbarger.    Mr. Eckelbarger's employment agreement, effective as of December 1, 2011, governs the terms of his position as our Executive Vice President of Environmental Services. His employment agreement has a one-year term and is subject to renewal, or may be terminated with sixty-days' written notice prior to the expiration of a term. Pursuant to the agreement, Mr. Eckelbarger is entitled to an annual base salary of $275,000 and an annual performance bonus with a threshold of 25% of his salary, a target of 50% of his salary, and a maximum of 75% of his salary. Beginning in 2012, Mr. Eckelbarger is eligible for annual stock option awards on substantially similar terms as Mr. Richard as described above.

        Jeffrey L. Robertson.    Mr. Robertson's employment agreement with the Company, effective as of January 1, 2010, governs the terms of his position as the Senior Vice President—Controller and Chief Accounting Officer of the Company and Safety-Kleen Systems. His employment agreement has a one-year term and is subject to renewal, or may be terminated with written notice ninety-days prior to the expiration of a term or annual extension thereof. Pursuant to the agreement, Mr. Robertson is entitled to an annual base salary of $242,000 (subject to annual reviews and potential increases at such times), and an annual performance bonus with a threshold of 50% of his salary, a target of 100% of his salary, and a maximum of 150% of his salary (subject to the terms of the Company's annual bonus program each year).

        Recent Amendments to Employment Agreements.    In May 2012 we amended the employment agreements of Messrs. Craycraft, Richard, Eckelbarger and Robertson. Pursuant to the amendments, the executives are eligible to receive a bonus equal to a specified percentage of the "Transaction Bonus Pool" (which generally is 1% of an equity value of the Company, SK Holding Company, or Safety-Kleen Systems, Inc., over $1 billion) in the event a "Transaction" (which includes a stock acquisition of 80% or more of the total fair market value or voting power of the stock of us, SK Holding Company, or Safety-Kleen Systems, Inc.) closes on or before May 11, 2013. For Mr. Craycraft, the percentage of the Transaction Bonus Pool is 25%, for Mr. Richard it is 15%, for Mr. Eckelbarger it is 10%, and for Mr. Robertson it is 4%. If prior to the date the Transaction closes, the executive's employment is terminated by us without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the Transaction closes as if he were still employed on such date. With respect to the amendments for Messrs. Craycraft, Richard and Eckelbarger, if, from May 11, 2012 through May 11, 2013, the executive's employment is terminated by us without cause or if the executive resigns for good reason (1) following a change in control or (2) within six months prior to a change in control, then he will be entitled to receive a specified amount of severance (for Mr. Craycraft, 1.5 years' salary; for Mr. Richard, fifty-two payments of weekly base salary; for Mr. Eckelbarger, twenty-six payments of weekly base salary), annual bonus (pro-rated for Mr. Eckelbarger; not pro-rated for Messrs. Craycraft and Richard; and for Mr. Craycraft, the multiple now being 1.5 times the bonus amount for the year of termination), COBRA continuation for twelve months (or less if COBRA would have otherwise ended under the Company's health plan), and for Mr. Craycraft, outplacement services for twelve months. In addition, pursuant to Mr. Richard's amendment his annual base salary was increased to $395,000.

Deferred Compensation

        401(k) Savings Plan.    In order to provide a retirement plan that is competitive with our industry and with other companies, Safety-Kleen provides a 401(k) Savings Plan to our employees. Our 401(k) Savings Plan, or the Savings Plan, is a tax-qualified retirement savings plan pursuant to which all U.S. based employees, including our named executive officers, are able to contribute (upon the satisfaction of applicable eligibility requirements), on a before-tax basis, up to 50% of their annual salary, subject to certain statutory limits. In fiscal year 2011, we matched 25% of the first 4% of pay that was contributed by participants to the Savings Plan. Matching contributions to the Savings Plan vest at a rate of 33% per year beginning with completion of one year of service, with 100% vesting after three years of service. Matching contributions for our named executive officers are reported in the "All Other Compensation" column of the Summary Compensation Table below and are described in the accompanying footnotes to such table.

        Nonqualified Deferred Compensation.    In order to provide our directors the ability to defer their restricted stock units, we maintain the Safety-Kleen Deferred Compensation Plan, a nonqualified plan (referred to as the DCP), which was adopted by the Company on August 31, 2004, and amended on December 18, 2008. Pursuant to the DCP, eligible participants are given the opportunity to defer the participants' taxable compensation associated with restricted stock units granted under the Equity Plan. Mr. Sprinke is the only of our named executive officers currently eligible to participate in the DCP (as he is the only named executive officer who holds restricted stock units). However, while serving as our interim-CEO, Mr. Haddock was also a named executive officer participant in the DCP since he was granted eligibility to participate by virtue of his role as a director. Messrs. Sprinkle and Haddock have each deferred grants of restricted stock units, each unit representing one share of our common stock. The value of the amounts deferred will be equal to an equivalent number of shares of our common stock on the date of distribution. See the Nonqualified Deferred Compensation Table and the Director Compensation Table below for more information on the deferrals under this plan.

Other Benefits

        Our executive officers are eligible to participate in our other employee benefit plans, including medical, dental, life insurance and long-term disability insurance plans as well as the Savings Plan described above. Our executive officers are also eligible for an enhanced executive long-term disability insurance benefit as well as a company-paid comprehensive physical examination. The executive officers receive a corresponding tax gross-up for these annual benefits. We provide the enhanced long term disability benefit in order to provide a competitive disability coverage for our executive officers and we provide the comprehensive physical examination benefit because it is a prevalent executive benefit provided by many other companies and helps ensure the physical and mental well-being of our executive officers. We do not provide any other perquisites or fringe benefits to our executive officers.

        To date, the human resources and compensation committee has not taken into account specific accounting or tax ramifications of the compensation provided to our named executive officers. In addition we currently do not maintain a formal share ownership policy.

Relationship Between Compensation Policies and Risk Management

        Based upon an informal assessment by our board of directors to evaluate any potential linkage between executive compensation and corporate risks, with input from the human resources and compensation committee, the board of directors has concluded that current compensation programs are not reasonably likely to have a material adverse effect on the Company.

        In reaching this conclusion, the board of directors and the human resources and compensation committee considered both the cash and equity components of total compensation. With respect to cash compensation, base salaries are fixed in amount and therefore do not encourage risk taking. Separately, cash bonus awards are directly linked to Company performance goals under our AIP. The board of directors and the human resources and compensation committee believe that the AIP bonuses appropriately balance risk and the desire to focus employees on specific annual goals which are important to both the Company's annual and multi-year financial success, and that the bonuses do not encourage unnecessary or excessive risk taking.

        Although long-term equity incentive awards have not historically represented a majority of any individual's total compensation opportunities, in 2012 we implemented a program to make annual stock option grants to certain of our executives. In addition, these annual grants will be subject to a new form of stock option award agreement that contains both time and performance-based vesting components. These long-term equity incentive awards are important to help further align the interests of the recipient with those of the Company's stockholders. The board of directors and the human resources and compensation committee believe that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company's stock price. If granted every year, these equity awards will have overlapping multi-year periods. For example, the time-based portion of the awards granted in 2012 are subject to four-year vesting schedules (with 25% of each such portion vested as of grant), and the performance-based portion of the awards are eligible to vest three years following grant. This staggered vesting schedule will help ensure that recipients have significant value tied to the Company's long-term, and sustained stock price performance. In addition, the Company maintains an Insider Trading Policy to protect against any inappropriate risk-taking.

Subsequent Actions

        On January 23, 2012, three of our named executive officers were granted stock options in accordance with our new program to grant certain executives stock options on an annual basis. The options were granted pursuant to a new form of stock option award agreement that contains both time and performance-based vesting components. Each award contains two tranches: the first tranche will vest 25% per year and the second tranche will vest (by either 50% or 100%) on December 14, 2014 if certain performance goals are achieved. Upon a change in control, 100% of the first tranche will become fully vested, and 100% of the second tranche will also become fully vested if such change in control occurs before December 31, 2014. The options were granted with an exercise price of $11.75 per share (later adjusted to an exercise price of $10.88 per share as a result of the dividend described in the paragraph below), and were awarded as follows: Mr. Craycraft (75,272 options in Tranche 1, 112,908 options in Tranche 2); Mr. Richard (21,466 options in Tranche 1, 32,200 options in Tranche 2); and Mr. Eckelbarger (15,333 options in Tranche 1, 23,000 options in Tranche 2). As of this time, Messrs. Sprinkle and Robertson have elected not to participate in this annual grant program in order to maintain the constitution of their pre-2012 compensation, and as such, were not awarded stock options in January 2012.

        In the second quarter of 2012, our board of directors declared a special cash dividend of $0.87/share on the shares of the Company's common stock. The directors also authorized an adjustment to the outstanding stock options and restricted stock units to reflect the dividend. As a result, the exercise price of outstanding stock options was decreased by $0.87, except that, with respect to stock options that already had an exercise price below a certain threshold, the holders of such options were paid a cash payment equal to $0.87 for each outstanding option with an exercise price below such threshold, instead of adjusting the respective exercise prices. Restricted stock unit holders received additional units representing their equivalent adjustment.

        As described in more detail above, in May 2012 we amended the employment agreements of Messrs. Craycraft, Richard, Eckelbarger and Robertson.

Executive Compensation

        Summary Compensation Table.    Our 2011 fiscal year was a 53-week year. Thus, salary earned in the last week of our 2011 fiscal year (December 25 through December 31) and paid on the bi-weekly pay date of January 6, 2012, is reflected in the table below. However, eligible AIP payments and amounts disclosed under "Potential Payments Upon Termination or Change in Control" below were based on annual salary which we consider equal to 52 weeks of pay and the same amount reported for income tax purposes. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for fiscal year 2011, by our named executive officers:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (3)	Bonus (4)	Stock Awards (5)	Non-Equity Incentive Plan Compensation (6)	Nonqualified Deferred Compensation Earnings (7)	All Other Compensation		Total
Robert M. Craycraft II CEO, President and Director(1)	2011	$328,846	$200,000	—	$353,206	—	$190,341	(8)	$1,072,393
Ronald W. Haddock Interim CEO and Director(2)	2011	$100,000	—	$400,000	—	$389,674	$0	(9)	$889,674
Jeffrey O. Richard Executive Vice President, Chief Financial Officer	2011	$392,404	—	—	$308,121	—	$9,073	(10)	$709,598
David M. Sprinkle Executive Vice President, Oil Re-refining	2011	$342,844	—	—	$522,091	$374,085	$9,903	(11)	$1,248,923
David E. Eckelbarger Executive Vice President of Environmental Services	2011	$254,269	—	—	$135,907	—	$8,552	(12)	$398,728
Jeffrey L. Robertson Senior Vice President— Controller and Chief Accounting Officer	2011	$246,654	—	—	$298,748	—	$5,180	(13)	$550,582

(1)
Mr. Craycraft does not receive any additional compensation for his services as a director. Mr. Craycraft's employment as our CEO began in April 2011, and as such, his salary and non-equity incentive plan payments for 2011 were pro-rated based on his length of employment in 2011. His annualized salary is $450,000.

(2)
Mr. Haddock served as our interim CEO from July 19, 2010 until May, 2011. His service coincided with Mr. Craycraft for approximately one month to ensure a smooth transition. His salary for 2011 was pro-rated and limited to his tenure in this role. Mr. Haddock continued to receive compensation for his services as a director while he served as our interim CEO and such director compensation is reported on the Director Compensation table below.

(3)
Salaries reflect the amounts earned during fiscal year 2011 and are inclusive of amounts contributed to the Savings Plan. The salary for Mr. Eckelbarger reflects the salary he earned in fiscal year 2011, but during 2011 he received a promotion and corresponding salary increase. As such, on October 9, 2011, Mr. Eckelbarger's annual salary was increased from $242,000 to $275,000.

(4)
Represents a $200,000 sign-on bonus upon Mr. Craycraft's hire in 2011.

(5)
Represents the aggregate grant date fair value of Mr. Haddock's stock grant computed in accordance with FASB ASC Topic 718. On September 7, 2011, Mr. Haddock was granted 32,653 shares of our common stock in consideration for his services as interim CEO in 2011. Upon grant the stock was valued at $12.25 per share. The shares were fully vested upon grant but remain subject to transfer restrictions.

(6)
Represents amounts awarded under the 2011 AIP. For more information on the AIP, see "Annual Incentive Plan" summary above this table.

(7)
Represents deferred compensation earnings related to Messrs. Haddock and Sprinkle's deferred restricted stock units under our deferred compensation plan.

(8)
This amount represents approximately $187,400 for Mr. Craycraft's relocation expenses and related tax gross-up; $1,731 for group life, accidental death & dismemberment, or AD&D, and long-term disability, or LTD, coverage and $1,210 for executive LTD and the related tax gross-up.

(9)
Mr. Haddock was not eligible for the benefits provided to the other named executive officers as described in this column.

(10)
This amount represents $888 for a 401(k) matching contribution; $2,165 for group life, AD&D and LTD; $2,232 for executive LTD and the related tax gross-up and $3,788 for an executive physical examination and the related tax gross-up.

(11)
This amount represents $2,450 for a 401(k) matching contribution; $1,928 for group life, AD&D and LTD; $3,305 for executive LTD and the related tax gross -up and $2,220 for an executive physical examination and the related tax gross-up.

(12)
This amount represents approximately $2,300 for a 401(k) matching contribution, $1,431 for group life, AD&D and LTD; $1,996 for executive LTD and the related tax gross-up and $2,825 for an executive physical examination and the related tax gross-up.

(13)
This amount represents approximately $752 for group life, AD&D and LTD; $1,864 for a 401(k) matching contribution and $2,564 for executive LTD and the related tax gross-up.

2011 Grants of Plan-Based Awards Table

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)
Name	Threshold ($)	Target ($)	Maximum ($)
Robert M. Craycraft II	$155,769	$311,538	$467,308	—		—
Ronald W. Haddock	—	—	—	32,653	(2)	$400,000	(3)
Jeffrey O. Richard	$128,975	$257,950	$386,925	—		—
David M. Sprinkle	$225,371	$447,379	$672,750	—		—
David E. Eckelbarger	$62,087	$124,173	$186,260	—		—
Jeffrey L. Robertson	$121,000	$242,000	$363,000	—		—

(1)
Information regarding these bonuses to our named executive officers is provided in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above. Mr. Craycraft did not begin employment with the company until April 2011; as such his potential award levels were lower than they could be in future years because he only participated in the plan for 8.5 months. Mr. Haddock did not participate in the 2011 AIP. For more information on the AIP, please see the summary in the Compensation Discussion & Analysis portion of this disclosure above.

(2)
Represents the number of shares of stock granted to Mr. Haddock on September 7, 2011 in consideration for his services as interim CEO in 2011. The shares were fully vested upon grant but remain subject to transfer restrictions.

(3)
Represents the grant date fair value computed in accordance with FASB ASC Topic 718. Upon grant the stock was valued at $12.25 per share.

 Outstanding Equity Awards at 2011 Fiscal Year-End Table

        The stock options granted to our named executive officers are granted under the Equity Plan by the human resources and compensation committee. These stock options generally vest at a rate of 25% or 33 1/3% per year over four or three years, respectively, and expire ten years from the grant date. Vesting and exercise rights typically cease upon termination of employment although options may continue to remain exercisable for a specified period of time following termination and vesting may be accelerated upon the occurrence of certain events. For a description of termination and change in control treatment of the stock options, see the "Potential Payments upon Termination and Change in Control" section below.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Option Grant Date		Option Exercise Price ($)		Option Expiration Date
Robert M. Craycraft II	—	—		—		—
Ronald W. Haddock	—	—		—		—
Jeffrey O. Richard	—	—		—		—
David M. Sprinkle	102,690	03/21/06	(2)	$4.09	(3)	03/21/16
	183,375	10/15/04		$2.73		10/15/14
David E. Eckelbarger	13,717	03/21/06	(2)	$4.09	(3)	03/21/16
	36,675	10/15/04		$2.73		10/15/14
Jeffrey L. Robertson	20,538	03/21/06	(2)	$4.09	(3)	03/21/16
	26,406	01/01/06		$4.09	(3)	01/01/16
	36,675	8/23/04		$2.73		8/23/14

(1)
Messrs. Craycraft and Richard began employment with the company in 2011 and 2010, respectively. Neither executive received option awards upon hire through the end of 2011. For the other named executive officers, stock options granted in 2004 vested in 25% increments beginning on December 24, 2004 and on each of the following three anniversaries thereof. Stock options granted in 2006 vested 33 1/3% on each fiscal year end from 2006 to 2008, except that the options granted to Mr. Robertson on January 1, 2006 vested in increments of 50%, 25% and 25%, on the first, second and third anniversaries of the date of grant, respectively.

(2)
In March 2006, participants in our 2006 annual incentive plan were afforded the option to elect stock options in lieu of 40% of any other potential payout under the plan for the fiscal year. The three named executive officers as footnoted above elected to receive these stock options.

(3)
During the second quarter of 2012, the exercise price for these shares was reduced to $3.22 per share to prevent dilution resulting from the dividend we paid during the same period.

2011 Option Exercises and Stock Vested

        None of our named executive officers exercised any stock options or held any stock that vested in 2011. The stock grant that Mr. Haddock received in 2011 was fully vested upon grant.

Nonqualified Deferred Compensation Table

        As described above in the Compensation Discussion & Analysis, pursuant to our DCP, eligible participants were given the opportunity to defer grants of restricted stock units, each unit representing one share of our common stock. Messrs. Sprinkle and Haddock currently participate in the DCP and have deferred their restricted stock units. The restricted stock units are fully vested according to their terms, but the receipt of payments related to the settlement of the restricted stock units has been deferred under the DCP. Messrs. Sprinkle and Haddock have elected to defer receipt of payments related to their restricted stock units until the earlier to occur of the date of a change in control of the Company and October 15, 2014. The value of the amounts deferred will be equal to an equivalent number of shares of our common stock on the date of distribution.

Name	Aggregate Earnings in Last Fiscal Year ($)		Aggregate Balance at Last Fiscal Year End ($)
Robert M. Craycraft II	—		—
Ronald W. Haddock	$389,674	(1)	$1,077,334	(2)
Jeffrey O. Richard	—		—
David M. Sprinkle	$374,085	(1)	$1,034,235	(2)
David E. Eckelbarger	—		—
Jeffrey L. Robertson	—		—

(1)
Calculated by multiplying the number of restricted stock units deferred by the difference between the fair market value of our common stock at the beginning of fiscal year 2011 and the fair market value of our common stock at the end of fiscal year 2011. These amounts are also reported in our Summary Compensation Table above.

(2)
Calculated by multiplying the number of restricted stock units deferred by the fair market value of our common stock at the end of fiscal year 2011.

Potential Payments Upon Termination or Change in Control

        The following section describes the benefits that may become payable to our named executive officers, depending on the circumstances surrounding their termination of employment with us.

        Termination of Employment Not Related to a Change in Control.    We have entered into employment agreements with several of our executive officers, including each of our named executive officers.

        Pursuant to the employment agreement with Mr. Craycraft, if the executive's employment is terminated because we failed to renew his employment agreement in accordance with its terms, if he is terminated without cause (and other than in connection with death or disability), or if he resigns for good reason, Mr. Craycraft is entitled to his accrued benefits and, subject to his execution of a settlement and general release, to severance pay and benefits. His severance is payable over a one year period and includes the following:

  •
  one year's salary;

  •
  any unpaid bonus amount for the year prior to the year of his termination;

  •
  a pro-rated bonus amount for the year in which his termination occurs;

  •
  a pro-rata vesting of all unvested options that are scheduled to vest in the twelve months after the date of termination, based upon the number of days from the last vesting date to the termination date, divided by 365;

  •
  COBRA contributions for one year (less an amount equal to the premium paid by active employees), or, if shorter, until the executive becomes eligible for health coverage from another employer or otherwise; and

  •
  executive level outplacement services for twelve months.

        Pursuant to the employment agreements with Messrs. Sprinkle and Robertson, if the executive's employment is terminated due to our failure to timely renew his employment agreement, by us other than for cause (and other than in connection with death or disability), or by the executive due to our failure to comply with the terms of his employment agreement after notice and time to cure (a "Qualifying Termination"), then, in addition to accrued amounts, he will be entitled to the following:

  •
  Mr. Sprinkle would be entitled to one year's base salary in a lump sum and Mr. Robertson would be entitled to six months of base salary in a lump sum;

  •
  a prorated bonus payment under the AIP, paid when and as paid to active participants; and

  •
  COBRA contributions (less the amount of premium contributions required to be paid by active Company employees) for one year (Mr. Sprinkle) or six months (Mr. Robertson) or, if shorter, until the executive becomes eligible for health coverage from another employer or otherwise.

        Pursuant to the employment agreements with Messrs. Richard and Eckelbarger, if the executive's employment is terminated because we failed to renew the agreement in accordance with its terms, if the executive is terminated without cause or the executive resigns for good reason, then, in addition to accrued amounts, he will be entitled to the following:

  •
  For Mr. Richard, fifty-two payments of his weekly base pay, and for Mr. Eckelbarger, twenty-six such payments; and

  •
  bonus payments upon termination, subject to the terms and conditions of AIP.

        Pursuant to all of the named executive officers' stock option agreements (as in effect as of December 31, 2011), if an executive's employment is terminated by us other than for cause, then a pro-rata amount of the portion of the option scheduled to vest in the year in which termination occurs (based upon the amount of service of the executive in such vesting year) will vest and the remaining unvested portion will terminate. The vested portion will remain exercisable for a 180 day period commencing on such termination (subject to earlier expiration of the option).

        On January 23, 2012, Messrs. Craycraft, Richard and Eckelbarger were granted stock options pursuant to a new form of stock option award agreement that contains two tranches. Pursuant to these stock option awards, if the executive's employment is terminated by us without cause or by the executive for "good reason," then:

  •
  with respect to the Tranche 1 options, a pro-rata amount of the portion scheduled to vest in the year in which the termination occurs (based upon the amount of service in such year) will vest, the entire vested portion will remain exercisable for a 180-day period commencing on such termination (or, if earlier, until expiration of the option), and the unvested portion will immediately terminate; and

  •
  with respect to the Tranche 2 options, (1) if such termination occurs prior to April 1, 2014, then the Tranche 2 options will immediately terminate; (2) if such termination occurs on or after April 1, 2014 and prior to December 31, 2014, then the Tranche 2 options will remain outstanding until December 31, 2014, at which time to the extent the performance vesting requirements (as set forth in the option award) are achieved on December 31, 2014, the Tranche 2 options will immediately vest and will remain exercisable until March 31, 2015 (subject to earlier expiration of the option), and to the extent the performance vesting requirements are not achieved on December 31, 2014, the unvested Tranche 2 options will terminate; and (3) if such termination occurs after December 31, 2014, any Tranche 2 options that vested on December 31, 2014 will remain exercisable for a 180-day period commencing on such termination (subject to earlier expiration of the option).

        In May 2012 we amended the employment agreements of Messrs. Craycraft, Richard, Eckelbarger and Robertson. Pursuant to the amendments, the executives are eligible to receive a bonus equal to a specified percentage of the "Transaction Bonus Pool" (which generally is 1% of an equity value of the Company, SK Holding Company, or Safety-Kleen Systems, Inc., over $1 billion) in the event a "Transaction" (which includes a stock acquisition of 80% or more of the total fair market value or voting power of the stock of us, SK Holding Company, or Safety-Kleen Systems, Inc.) closes on or before May 11, 2013. If prior to the date the Transaction closes, the executive's employment is terminated by us without cause or by the executive for good reason, he will still be eligible to receive a specified percentage of the Transaction Bonus Pool on the date the Transaction closes as if he were still employed on such date. In addition, pursuant to Mr. Richard's amendment his annual base salary was increased to $395,000.

        Death or Disability.    Pursuant to the executives' stock option agreements (as in effect as of December 31, 2011), if the employment of any of our named executive officers is terminated by reason of the executive's death or disability, the executive will be entitled to additional pro-rata vesting of the portion of his stock options that were scheduled to vest in the year in which his termination occurs (based upon the amount of service of the executive in such vesting year), and all vested options will remain exercisable for two years following such termination.

        Pursuant to the terms of Mr. Craycraft's employment agreement, if Mr. Craycraft's employment is terminated due to death or disability, all unvested options that are scheduled to vest in the twelve months after the date of termination will vest pro-rata based on the number of days from the last vesting date to the termination date, divided by 365.

        According to the 2012 stock option awards described above (granted to Messrs. Craycraft, Richard and Eckelbarger), if the executive's employment terminates due to death or disability, then a pro-rata amount of the portion of the Tranche 1 options scheduled to vest in the year in which the termination occurs (based upon the amount of service in such year) will vest, the entire vested portion will remain exercisable for a two-year period commencing on such termination (or, if earlier, expiration of the option), and the unvested portion of the 2012 stock option award will immediately terminate.

        Finally, under the 2012 employment agreement amendments for Messrs. Craycraft, Richard, Eckelbarger and Robertson, if prior to the date the Transaction closes, the executive's employment is terminated due to death or disability, he will still be eligible to receive a specified percentage of the Transaction Bonus Pool on the date the Transaction closes as if he were still employed on such date.

        Termination of Employment Related to a Change in Control.    We believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our named executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage the named executive officers to remain employed with the Company during an important time when their prospects for continued employment following the transaction are often uncertain, we provide the named executive officers with severance benefits pursuant to a change in control agreement if they incur a qualifying termination, as described below.

        Pursuant to the employment agreement with Mr. Craycraft, if Mr. Craycraft is terminated without cause or resigns for good reason either (1) following, or (2) within six months prior to, a change in control, subject to his execution of a settlement and release, then, in addition to accrued amounts, Mr. Craycraft will be entitled to the following, payable over a one year period:

  •
  one year's salary;

  •
  any unpaid bonus amount for the year prior to the year of his termination; and

  •
  a pro-rated bonus amount for the year in which his termination occurs.

        In addition, if Mr. Craycraft is employed on the date of a change in control or is terminated without cause or resigns for good reason within six months prior to a change of control, all of his options will immediately vest. All options which are not vested upon Mr. Craycraft's termination without cause or resignation for good reason prior to a change in control will remain outstanding for six months following the date of termination, but will not become exercisable unless a change of control occurs during this six month period. Upon a change in control, unless the options are converted into options of an acquiring company, Mr. Craycraft is entitled to receive a cash payment for his options in connection with the transaction.

        Pursuant to the employment agreements with Messrs. Sprinkle and Robertson, if within (1) six months prior to or (2) following a change in control, the executive incurs a Qualifying Termination, then in addition to accrued payments and subject to the executive signing a settlement and general release, the executive will be entitled to the following:

  •
  two years' base salary (Mr. Sprinkle) and one year's base salary (Mr. Robertson), each in a lump sum;

  •
  a pro-rated bonus amount under the AIP, paid when and as paid to active participants;

  •
  Company-paid COBRA contributions (less the amount of premium contributions required to be paid by active Company employees) for one year or if shorter, until the executive becomes eligible for health coverage from another employer or otherwise.

        Pursuant to the employment agreements with Messrs. Richard and Eckelbarger, if the executive's employment is terminated without cause in connection with a change in control, and the successor company or parent offers the executive employment that is at least equal to the remainder of his employment term, with substantially equivalent responsibilities, and with at least as favorable compensation, on or before the effective date of the change of control, then the executive is not entitled to severance payments. Pursuant to the amendments described below, this provision does not apply from May 11, 2012 through May 11, 2013.

        As described above, in May 2012 we amended the employment agreements of Messrs. Craycraft, Richard, Eckelbarger and Robertson. With respect to the amendments for Messrs. Craycraft, Richard and Eckelbarger, if, from May 11, 2012 through May 11, 2013, the executive's employment is terminated by us without cause or if the executive resigns for good reason (1) following a change in control or (2) within six months prior to a change in control, then he will be entitled to receive a specified amount of severance (for Mr. Craycraft, 1.5 years' salary; for Mr. Richard, fifty-two payments of weekly base salary; for Mr. Eckelbarger, twenty-six payments of weekly base salary), annual bonus (pro-rated for Mr. Eckelbarger; not pro-rated for Messrs. Craycraft and Richard; and for Mr. Craycraft, the multiple now being 1.5 times the bonus amount for the year of termination), COBRA continuation for twelve months (or less if COBRA would have otherwise ended under the Company's health plan), and for Mr. Craycraft, outplacement services for twelve months. Also, as noted above, pursuant to Mr. Richard's amendment his annual base salary was increased to $395,000.

        Change in Control.    As noted above, pursuant to Mr. Craycraft's employment agreement, if Mr. Craycraft is employed on the date of a change in control, all of his options will immediately vest. Upon a change in control, unless the options are converted into options of an acquiring company, Mr. Craycraft will be entitled to receive a cash payment for his options in connection with the transaction.

        Pursuant to the terms of the Equity Plan, in the event of a change in control, the administrator will make adjustments to awards to the extent equitable and necessary or appropriate, including:

(1) causing awards to be converted into similar or replacement awards of the acquirer or successor entity, (2) causing the vesting and/or exercisability of awards to be fully or partially accelerated, (3) providing participants with a reasonable period of time prior to the change in control in which to exercise the awards, following which period any unexercised awards would be terminated, or (4) providing for other treatment in an award agreement.

        Pursuant to the terms of the 2011 and 2012 AIP, in the event of a change in control, participants in the plan will be entitled to a pro-rata award based on the year-to-date performance on the date of the change in control.

        Furthermore, upon a change in control, Mr. Sprinkle's deferred restricted stock units will become payable pursuant to the terms of the DCP.

        Pursuant to the 2012 employment agreement amendments for Messrs. Craycraft, Richard, Eckelbarger and Robertson, the executives are eligible to receive a bonus equal to a specified percentage of the Transaction Bonus Pool in the event a Transaction closes on or before May 11, 2013. For Mr. Craycraft, the percentage of the Transaction Bonus Pool is 25%, for Mr. Richard it is 15%, for Mr. Eckelbarger it is 10%, and for Mr. Robertson it is 4%.

        According to the 2012 stock option awards described above (granted to Messrs. Craycraft, Richard and Eckelbarger), upon a change in control, 100% of the first tranche will become fully vested, and 100% of the second tranche will also become fully vested if such change in control occurs before December 31, 2014.

        Under the employment agreements and our Equity Plan, "change in control" generally means (1) if a person or "group" (within the meaning of Section 409A of the Internal Revenue Code) acquires (or has acquired during the preceding 12-month period) assets of us, SK Holding Company, Inc., or Safety-Kleen Systems, Inc. that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all the assets of any such entity immediately prior to such acquisition or (2) if a person or "group" (within the meaning of Section 409A of the Internal Revenue Code) becomes the beneficial owner, directly or indirectly, of more than 50% of our common stock having the right to vote.

        For purposes of the employment agreements with Messrs. Craycraft, Richard and Eckelbarger, "good reason" generally means the resignation by the executive after the occurrence of one or more of the following conditions without the executive's consent: (1) a material diminution in title, authority, duties, or responsibilities (which for Mr. Craycraft includes removal from the SK Holdco board of directors or any requirement that he report to anyone other than such board); (2) a material diminution salary or target bonus opportunity; (3) a requirement to relocate to a materially different geographic area; (4) any other material violation by SK Holdco or the Company of the employment agreement; or for Mr. Craycraft, (5) the transfer of all or substantially all of the Company's assets to any person or entity that does not assume and agree to be bound by all terms of the agreement. However, none of the foregoing events or conditions will constitute good reason unless the executive gives notice of the occurrence of the good reason condition within sixty days after first having knowledge of it, and the Company has thirty days to cure.

        For purposes of our Equity Plan, "good reason" will have the definition set forth in any individual employment, severance or other similar agreements between a participant and the Company or one of its subsidiaries or, if there is no such agreement or no definition, then "good reason" generally means the participant's resignation from employment following the occurrence of one or more of the following conditions without the participant's consent: (1) a material diminution in the participant's title, authority, duties, or responsibilities; (2) a material diminution in the participant's base pay or target bonus opportunity (which diminution will not be taken into account in calculating severance payments); or (3) a requirement that the participant relocate to a geographic area that is more than fifty miles from Plano, Texas. A termination of employment for any of the foregoing events or conditions will not be considered a termination for good reason unless such event or condition continues beyond thirty days without cure after the participant has provided the Company with written notice that he or she believes in good faith that such condition giving rise to such claim of good reason has occurred, so long as such notice is provided within sixty days after the participant first had actual knowledge of the existence of such condition.

        The amounts set forth below are estimates of the amounts which would be paid out to each named executive officer upon his termination or upon a change in control. The actual amounts to be paid out can be determined only at the time of such executive's separation from the Company or the change in control. Unless otherwise indicated, the tables below quantify these payments and benefits assuming that the triggering events took place on December 31, 2011, and using a stock price of $11.75, which was our estimate of the fair market value of our common stock on that date based on the then-most recent trades of our common stock.

Post-Employment Payments—Robert M. Craycraft II—

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related(7)	Death(7)	Disability(7)	Qualifying Termination CIC- Related(8)	Change in Control(7)
Base Salary Severance(2)	$450,000	—	—	$450,000	—
Bonus(3)	$353,206	—	—	$353,206	$353,206
Acceleration of Unvested Stock Options(4)	—	—	—	—	—
Continuation of Health Benefits(5)	$10,552	—	—	—	—

Outplacement Services(6)	$16,000	—	—	—	—

Total	$829,758	$0	$0	$803,206	$353,206

(1)
Includes only benefits that enhance payments.

(2)
Represents one year's base salary.

(3)
Represents the bonus payment under the AIP for the year in which termination occurs, pro-rated for the portion of the year that Mr. Craycraft was employed.

(4)
As of December 31, 2011, Mr. Craycraft does not hold any outstanding equity. On January 23, 2012, Mr. Craycraft was granted stock options (75,272 options in Tranche 1, 112,908 options in Tranche 2), with an exercise price of $11.75 per share (later adjusted to an exercise price of $10.88 per share as a result of a dividend). In the event of a termination of employment or a change in control, these options will be treated as described in the section above.

(5)
Values estimated based solely on the 2012 COBRA premium rate for one year of coverage.

(6)
Represents twelve months of executive level outplacement services.

(7)
As described above, in May 2012 we amended Mr. Craycraft's employment agreement. Pursuant to the amendment, Mr. Craycraft is eligible to receive a bonus equal to 25% of the Transaction Bonus Pool in the event a Transaction closes on or before May 11, 2013. If prior to the date the Transaction closes, Mr. Craycraft's employment is terminated by us without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the Transaction closes as if he were still employed on such date.

(8)
Pursuant to the 2012 employment agreement amendment, if, from May 11, 2012 through May 11, 2013, Mr. Craycraft is terminated by us without cause or if the executive resigns for good reason (1) following a change in control or (2) within six months prior to a change in control, then he will be entitled to receive (instead of what has been reported in this column for a termination as of December 31, 2011): a specified amount of severance (1.5 years' salary); 1.5 times annual bonus (not pro-rated); COBRA continuation for twelve months (or less if COBRA would have otherwise ended under the Company's health plan); and outplacement services for twelve months.

Post-Employment Payments—Jeffrey O. Richard—

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related(5)	Death(5)	Disability(5)	Qualifying Termination CIC-Related(6)	Change in Control(5)
Base Salary Severance(2)	$385,000	—	—	—	—
Bonus(3)	$308,121	—	—	—	$308,121
Acceleration of Unvested Stock Options(4)	—	—	—	—	—
Continuation of Health Benefits	—	—	—	—	—

Total	$693,121	$0	$0	$0	$308,121

(1)
Includes only benefits that enhance payments.

(2)
Represents one year's base salary. Pursuant to Mr. Richard's 2012 employment agreement amendment, his annual base salary was increased to $395,000.

(3)
Represents the bonus payment under the AIP for the year in which termination occurs.

(4)
As of December 31, 2011, Mr. Richard does not hold any outstanding equity. On January 23, 2012, Mr. Richard was granted stock options (21,466 options in Tranche 1, 32,200 options in Tranche 2), with an exercise price of $11.75 per share (later adjusted to an exercise price of $10.88 per share as a result of a dividend). In the event of a termination of employment or a change in control, these options will be treated as described in the section above.

(5)
As described above, in May 2012 we amended Mr. Richard's employment agreement. Pursuant to the amendment, Mr. Richard is eligible to receive a bonus equal to 15% of the Transaction Bonus Pool in the event a Transaction closes on or before May 11, 2013. If prior to the date the Transaction closes, Mr. Richard's employment is terminated by us without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the Transaction closes as if he were still employed on such date.

(6)
Pursuant to the 2012 employment agreement amendment, if, from May 11, 2012 through May 11, 2013, Mr. Richard is terminated by us without cause or if the executive resigns for good reason (1) following a change in control or (2) within six months prior to a change in control, then he will be entitled to receive (instead of what has been reported in this column for a termination as of December 31, 2011): a specified amount of severance (fifty-two payments of weekly base salary based on his 2012 annual salary of $395,000); annual bonus (not pro-rated); and COBRA continuation for twelve months (or less if COBRA would have otherwise ended under the Company's health plan).

Post-Employment Payments—David M. Sprinkle—

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related	Death	Disability	Qualifying Termination CIC-Related	Change in Control
Base Salary Severance(2)	$336,375	—	—	$672,750	—
Bonus(3)	$522,091	—	—	$522,091	$522,091
Acceleration of Unvested Stock Options(4)	—	—	—	—	—
Continuation of Health Benefits(5)	$7,807	—	—	$7,807	—
Deferred Compensation(6)	—	—	—	—	$1,034,235

Total	$866,273	$0	$0	$1,202,648	$1,556,326

(1)
Includes only benefits that enhance payments.

(2)
Represents one year's base salary upon a qualifying termination not related to a change in control, and two years' base salary upon a qualifying termination related to a change in control.

(3)
Represents the bonus payment under the AIP for the year in which termination occurs.

(4)
As of December 31, 2011, all of Mr. Sprinkle's outstanding equity was fully vested.

(5)
Values estimated based solely on the 2012 COBRA premium rate for one year of coverage.

(6)
Represents the payment of Mr. Sprinkle's deferred restricted stock units, calculated by multiplying the number of restricted stock units deferred by the fair market value of our common stock as of December 31, 2011.

Post-Employment Payments—David E. Eckelbarger—

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related(5)	Death(5)	Disability(5)	Qualifying Termination CIC-Related(6)	Change in Control(5)
Base Salary Severance(2)	$137,500	—	—	—	—
Bonus(3)	$135,907	—	—	—	$135,907
Acceleration of Unvested Stock Options(4)	—	—	—	—	—
Continuation of Health Benefits(5)	—	—	—	—	—

Total	$273,407	$0	$0	$0	$135,907

(1)
Includes only benefits that enhance payments.

(2)
Represents twenty-six weeks of base salary, based upon Mr. Eckelbarger's annual salary as of December 31, 2011.

(3)
Represents the bonus payment under the AIP for the year in which termination occurs.

(4)
As of December 31, 2011, all of Mr. Eckelbarger's outstanding equity was fully vested. On January 23, 2012, Mr. Eckelbarger was granted stock options (15,333 options in Tranche 1, 23,000 options in Tranche 2), with an exercise price of $11.75 per share (later adjusted to an exercise price of $10.88 per share as a result of a dividend). In the event of a termination of employment or a change in control, these options will be treated as described in the section above.

(5)
As described above, in May 2012 we amended Mr. Eckelbarger's employment agreement. Pursuant to the amendment, Mr. Eckelbarger is eligible to receive a bonus equal to 10% of the Transaction Bonus Pool in the event a Transaction closes on or before May 11, 2013. If prior to the date the Transaction closes, Mr. Eckelbarger's employment is terminated by us without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the Transaction closes as if he were still employed on such date.

(6)
Pursuant to the 2012 employment agreement amendment, if, from May 11, 2012 through May 11, 2013, Mr. Eckelbarger is terminated by us without cause or if the executive resigns for good reason (1) following a change in control or (2) within six months prior to a change in control, then he will be entitled to receive (instead of what has been reported in this column for a termination as of December 31, 2011): a specified amount of severance (twenty-six payments of weekly base salary); pro-rated annual bonus; and COBRA continuation for twelve months (or less if COBRA would have otherwise ended under the Company's health plan).

Post-Employment Payments—Jeffrey L. Robertson—

Executive Payments and Benefits upon Termination/CIC(1)	Qualifying Termination Not CIC- Related(6)	Death(6)	Disability(6)	Qualifying Termination CIC-Related	Change in Control(6)
Base Salary Severance(2)	$121,000	—	—	$242,000	—
Bonus(3)	$298,748	—	—	$298,748	$298,748
Acceleration of Unvested Stock Options(4)	—	—	—	—	—
Continuation of Health Benefits(5)	$5,276	—	—	$10,552	—

Total	$425,024	$0	$0	$551,300	$298,748

(1)
Includes only benefits that enhance payments.

(2)
Represents six months of base salary upon a qualifying termination not related to a change in control, and one year's base salary upon a qualifying termination related to a change in control.

(3)
Represents the bonus payment under the AIP for the year in which termination occurs.

(4)
As of December 31, 2011, all of Mr. Robertson's outstanding equity was fully vested.

(5)
Represents six months of coverage upon a qualifying termination not related to a change in control, and one year of coverage upon a qualifying termination related to a change in control. Values estimated based solely on the 2012 COBRA premium rate.

(6)
As described above, in May 2012 we amended Mr. Robertson's employment agreement. Pursuant to the amendment, Mr. Robertson is eligible to receive a bonus equal to 4% of the Transaction Bonus Pool in the event a Transaction closes on or before May 11, 2013. If prior to the date the Transaction closes, Mr. Robertson's employment is terminated by us without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the Transaction closes as if he were still employed on such date.

Director Compensation

        Independent members (but no non-independent members) of the board of directors receive compensation for their services. Each independent director receives an annual retainer of $50,000, paid quarterly in advance, which is supplemented by additional payments of $1,500 for each regularly scheduled board and committee meeting attended in person and $750 for each regularly scheduled board and committee meeting attended telephonically. No payment is made for attendance at special board and committee meetings unless payment is approved by the human resources and compensation committee. The chairman of the board, the chair of the audit and compliance committee and the chair of any other committee receives an additional annual retainer of $50,000, $7,500 and $3,750, respectively, paid quarterly in advance. Each independent director also receives reimbursement for his or her reasonable travel expenses incurred in attending the board meetings. Some of our independent directors received a grant of restricted stock units upon first becoming an independent director. The independent directors may elect to defer receipt of the restricted stock units under the DCP until a future date or event, including a change of control or the date the independent director is no longer on the board. Mr. Craycraft does not receive any compensation for serving as a member of our board of directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash	Change in Nonqualified Deferred Compensation Earnings	Total
Ronald W. Haddock(1)	$128,750	$389,674	$518,424
William Lane Britain(2)	$1,500	—	$1,500
Patrick H. Daugherty(3)	$63,500	—	$63,500
R. Randolph Devening	$70,750	$389,674	$460,424
James Dondero(4)	$53,750	—	$53,750
Jay Lifton(5)	$53,000	—	$53,000
William J. Raine(6)	—	—	—
Phillip Raygorodetsky(7)	$55,250	—	$55,250

(1)
The compensation earned by Mr. Haddock for his services as our interm CEO are reported in the Summary Compensation Table above. Although Mr. Haddock received a grant of stock in 2011, it was in consideration for his services as interim CEO and therefore is reported in the executive compensation tables above.

(2)
A portion of the fees payable to Mr. Britain for his services as a director, in the amount of $112, was paid to certain stockholders affiliated with Highland Capital Management (for which Mr. Britain serves) instead of to Mr. Britain, pursuant to instructions from such stockholders regarding their fee arrangements. The table above reports the total amount paid to Mr. Britain and such stockholders. Mr. Britain was appointed as a member of our board of directors in October 2011 to fill the vacancy created by the resignation of Mr. Daugherty.

(3)
A portion of the fees payable to Mr. Daugherty for his services as a director, in the amount of $5,175, was paid to certain stockholders affiliated with Highland Capital Management (for which Mr. Daugherty serves) instead of to Mr. Daugherty, pursuant to instructions from such stockholders regarding their fee arrangements. The table above reports the total amount paid to Mr. Daugherty and such stockholders. Mr. Daugherty resigned as a member of our board of directors in October 2011.

(4)
A portion of the fees payable to Mr. Dondero for his services as a director, in the amount of $4,420, was paid to certain stockholders affiliated with Highland Capital Management (for which Mr. Dondero serves) instead of to Mr. Dondero, pursuant to instructions from such stockholders regarding their fee arrangements. The table above reports the total amount paid to Mr. Dondero and such stockholders.

(5)
The entire portion of the fees payable to Mr. Lifton (and as reported in the table above) for his services as a director were paid to certain stockholders affiliated with JPMorgan Chase & Co. (for which Mr. Lifton serves) instead of to Mr. Lifton, pursuant to instructions from such stockholders regarding its fee arrangements. Mr. Lifton resigned as a member of our board of directors in May 2012.

(6)
Mr. Raine does not accept fees for his services as our director.

(7)
The entire portion of the fees payable to Mr. Raygorodetsky (and as reported in the table above) for his services as a director were paid to GSC Acquisition Holdings LLC (for which Mr. Raygorodetsky serves) instead of to Mr. Raygorodetsky, pursuant to instructions from such entity regarding its fee arrangements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

        We entered into a registration rights agreement, dated July 17, 2006, with certain of our stockholders who are affiliates of Highland Capital Management, Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings, each of which, together with its affiliates that are stockholders, we refer to as an Initial Stockholder and which we refer to collectively as the Initial Stockholders, that provides, among other things, the Initial Stockholders with the following registration rights with respect to shares of our common stock held by them and their affiliates:

  •
  The Initial Stockholders will be entitled to make five demands on us to register shares. If this offering has not been consummated at the time such a demand is made, at least two Initial Stockholders must make the demand, with such Initial Stockholders holding in the aggregate at least 15% of our outstanding common stock and with at least two of such Initial Stockholders holding at least 5% of our outstanding common stock. If this offering has been consummated at the time such a demand is made, a demand can be made by one or more Initial Stockholders who hold at least 6% of our outstanding common stock or by one or more persons including transferees who hold at least 10% of our outstanding common stock. The demand registration rights expire upon the earlier of the exercise of the fifth demand registration by the Initial Stockholders or the time at which the Initial Stockholders cease to hold more than the number of shares required to effect a demand registration as described above.

  •
  If we propose to register shares of our common stock, whether for sale for our own account or for the account of any other person, the Initial Stockholders, and their transferees, will be entitled to customary piggyback registration rights.

        In the case of demand registrations and piggyback registrations, the applicable underwriters shall make determinations with respect to cut-backs of shares of the Initial Stockholders, or their transferees, in any such registration. In addition, the registration rights are assignable when relevant securities are sold. We will not be obligated to effect any demand registration unless the aggregate market price or fair value of the securities on the date the demand registration is requested is greater than or equal to $40.0 million, nor will we be obligated to effect any demand registration within six months after the effective date of a previous demand registration. We have agreed to pay all costs and expenses in connection with each such registration, except for out of pocket expenses of the Initial Stockholders, underwriting discounts and commissions applicable to shares sold.

        The registration rights agreement contains a "lock-up" provision that applies in the event of a public offering of our common stock, including this offering. The lock-up provision provides that neither we nor any Initial Stockholder owning at least 3.5% of our outstanding common stock may publicly sell or distribute our common stock during the period beginning seven days prior to the effective date of the registration statement covering the public offering until the earlier of (1) such time as we and the lead underwriter for the public offering shall agree and (2) 90 days after the effective date of the registration statement, or 120 days in the case of this offering. This lock-up provision will only apply with respect to a public offering if we have obtained similar lock-up commitments from our CEO and President and our executive vice presidents with respect to that offering.

Voting Agreement

        We entered into a voting agreement, dated July 17, 2006, with certain of the Initial Stockholders to provide for certain matters with respect to our board of directors and capital stock of the Company, including, without limitation, for the purpose of establishing certain persons who shall be directors or board observers. We and the Initial Stockholders have agreed that, and the Initial Stockholders have agreed to vote their shares of common stock to ensure that:

  •
  For so long as any Initial Stockholder and its affiliates own, in the aggregate, at least 20% of the issued and outstanding shares of common stock, such Initial Stockholder will be entitled to designate two directors to our board of directors. If, however, an Initial Stockholder's ownership falls below the 20% threshold, then the Initial Stockholder is no longer entitled to designate two directors (but may be entitled to appoint one director or one board observer, as described below), even if the Initial Stockholder's ownership subsequently increases to at least 20%.

  •
  For so long as any Initial Stockholder and its affiliates own, in the aggregate, at least 5% but less than 20% of the issued and outstanding shares of our common stock, such person will be entitled to designate to our board of directors one director or designate one board observer. If, however, an Initial Stockholder's ownership falls below the 5% threshold, then the Initial Stockholder is no longer entitled to designate one director or board observer, even if the Initial Stockholder's ownership subsequently increases to at least 5%.

        In accordance with the voting agreement, Highland Capital Management is currently entitled to designate two directors to our board of directors and Contrarian Capital Management, JPMorgan Chase & Co. and GSC Acquisition Holdings are each entitled to designate one director. Highland Capital Management's designees to our board are James Dondero and William Lane Britain, Contrarian Capital Management's designee is William J. Raine, JPMorgan Chase & Co.'s designee is Joseph Saad and GSC Acquisition Holdings' designee is Philip Raygorodetsky. The voting agreement will expire in accordance with its terms upon the consummation of this offering.

Advisory Services Agreements

        We entered into an advisory services fee letter, dated April 7, 2010, with Tunstall Capital Management, L.P., or Tunstall, an affiliate of Highland Capital Management, pursuant to which we and Tunstall have agreed that Tunstall provide certain financial and/or operational consulting and advisory services through 2012 and, in consideration thereof, we have paid Tunstall $500,000 in each of May 2010 and November 2011. There are no further amounts payable by us under the fee letter.

        We also entered into an advisory services agreement, dated February 23, 2012, with Highland Capital Management, pursuant to which we and Highland Capital Management have agreed that:

  •
  Highland Capital Management provide certain advisory services relating to, among other things, strategic business planning, financial transactions, capital markets, acquisitions and other areas of management on a project-specific basis upon the reasonable request of our board of directors.

  •
  We reimburse Highland Capital Management and its employees on a semi-monthly basis for all reasonable out-of-pocket expenses incurred in connection with the provision of such advisory services.

  •
  We indemnify Highland in general, and to the maximum extent available under applicable law, against all claims or losses arising out of or in connection with the advisory services agreement, except for claims or losses as a result of, among other things, (1) proceedings resulting from claims under federal or state securities laws and (2) proceedings from any investor in any investment fund managed or advised by Highland Capital Management and/or entities managed or controlled by partners of Highland Capital Management or its affiliates, and provided that in no event will the amounts indemnified exceed $2 million per year during the term of the agreement.

        After an initial term of two years, the advisory services agreement continues for successive one-year periods. The advisory services agreement terminates upon the occurrence of certain events,

including the consummation of this offering. The advisory services agreement may also be terminated by either Highland Capital Management or us upon 30 days' notice.

Ownership of Company Indebtedness

        Funds advised and/or managed by Highland Capital Management and its affiliates are lenders under our credit facility with respect to $67.5 million principal amount of our term loan, which was advanced at the closing of our credit facility in February 2012. See "Description of Credit Facility—Term Loan." James Dondero, one of our directors, is the Co-Founder and President of Highland Capital Management and William Lane Britain, one of our directors, is a Partner at Highland Capital Management. Because the fees paid to Highland Capital Management for the management of these funds are generally dependent on the future performance of the funds' portfolios, of which these loans constitute only a part, we are unable to estimate Mr. Dondero's and Mr. Britain's respective indirect interests in this indebtedness. With respect to the $67.5 million principal amount of our term loan lent to us by these funds, $67.1 million principal amount was outstanding as of July 31, 2012 and we have paid a total of $375,000 in principal and $1.5 million in interest, at an interest rate of LIBOR plus 3.75% (LIBOR subject to a 1.25% floor), to Highland Capital Management and its affiliates since February 2012.

Indemnification and Insurance

        For a description of our limitation on liability and indemnification of, and provision of insurance covering, our directors and executive officers, see "Management—Limitations on Liability and Indemnification of Officers and Directors."

Procedures for Approval of Related Party Transactions

        Our board of directors has adopted a written policy that sets forth our procedures for the review and approval of related party transactions. Pursuant to such policy, a related party transaction is a transaction in which the Company was, is or will be a participant and the amount involved exceeds $120,000 and in which any related party had, has or will have a direct or indirect interest. For purposes of the policy, a related party means the following:

  •
  any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

  •
  any known beneficial owner of 5% or more of any class of our voting securities;

  •
  any immediate family member of any of the foregoing persons; and

  •
  any entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

        In the event that a related party transaction is identified prior to being consummated or amended, the transaction must be submitted to our governance, nominating and EHS committee, for approval. Related party transactions cannot be approved by a member of our governance, nominating and EHS committee if he or she is one of the parties to such a transaction. If a related party transaction has been consummated prior to committee review, the policy sets forth procedures under which the transaction may still be ratified by our governance, nominating and EHS committee.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth, as of July 31, 2012, certain information regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own 5% or more of our common stock prior to the consummation of this offering, all of which are selling stockholders;

  •
  each member of our board of directors and each director nominee;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership for purposes of the following table is determined according to the rules and regulations of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        The number of shares outstanding and the percentage of beneficial ownership before the offering set forth below is based on 50,908,752 shares of our common stock outstanding as of July 31, 2012. The number of shares and percentage of beneficial ownership after the offering set forth below is based on 50,908,752 shares of our common stock outstanding immediately after the completion of this offering.

        Except as indicated in the footnotes to this table each person's address is c/o Safety-Kleen, Inc., 5360 Legacy Drive, Plano, Texas 75024.

						Additional Shares to be Sold in the Offering Assuming the Underwriters' Over-allotment Option is Exercised in Full
				Shares Beneficially Owned After the Offering Assuming the Underwriters' Over-allotment Option is Not Exercised			Shares Beneficially Owned After the Offering Assuming the Underwriters' Over-allotment Option is Exercised in Full
	Beneficial Ownership Prior to Offering
			Shares to be Sold in the Offering
Name of Beneficial Owner	Shares	Percent		Shares	Percent		Shares	Percent
Beneficial Owners of more than 5%
Highland Capital Management(1)	20,000,834	39.3%
Contrarian Capital Management(2)	9,337,883	18.3%
JPMorgan Chase & Co.(3)	7,490,755	14.7%
GSC Acquisition Holdings LLC(4)	4,665,440	9.2%
Named Executive Officers
Robert M. Craycraft II(5)	18,818	*	—	18,818	*	—	18,818	*
Jeffrey O. Richard(6)	5,366	*	—	5,366	*	—	5,366	*
David M. Sprinkle(7)	286,065	*	—	286,065	*	—	286,065	*
David E. Eckelbarger(8)	104,616	*	—	104,616	*	—	104,616	*
Jeffrey L. Robertson(9)	83,619	*	—	83,619	*	—	83,619	*
Non-Executive Directors
Ronald W. Haddock(10)	216,028	*	—	216,028	*	—	216,028	*
William Lane Britain	—	—	—	—	—	—	—	—
R. Randolph Devening(11)	135,698	*	—	135,698	*	—	135,698	*
James Dondero(12)	20,000,834	39.3%
William J. Raine(13)	9,337,883	18.3%
Philip Raygorodetsky	—	—	—	—	—	—	—	—
Joseph Saad	—	—	—	—	—	—	—	—
All directors and executive officers as a group (12 persons)	30,188,927	59.3%

*
Indicates that the percentage of shares beneficially owned does not exceed one percent.

(1)
Includes 15,692,376 shares held by Highland Crusader Offshore Partners, L.P., 1,204,126 shares held by Highland Credit Opportunities CDO, LP, 803,468 shares held by Highland Credit Strategies Master Fund, L.P., 715,981 shares held by Highland Restoration Capital Partners Master, L.P., 585,803 shares held by Highland Restoration Capital Partners, L.P., 244,489 shares held by Governance Re, Ltd., 206,000 shares held by Highland Equity Focus Fund, LP, 200,964 shares held by NexPoint Credit Strategy Fund, 173,329 shares held by Tunstall Opportunities Master Fund, L.P., 93,061 shares held by Pyxis Special Situations Fund and 81,237 shares held by Highland CDO Holding Company.

Highland Capital Management may be deemed to be the sole beneficial owner of 20,000,834 shares and (1) serves as an investment adviser and/or manager to other persons, including each of Highland Crusader Offshore Partners, L.P., Highland Credit Opportunities CDO, LP, Highland Credit Strategies Master Fund, L.P., Highland Restoration Capital Partners Master, L.P., Highland Restoration Capital Partners, L.P., Governance Re, Ltd., Highland Equity Focus Fund, LP, NexPoint Credit Strategy Fund, Tunstall Opportunities Master Fund, L.P., Pyxis Special Situations Fund and Highland CDO Holding Company, and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities held by such persons. Strand Advisors, Inc., or Strand Advisors, (1) is the general partner of Highland Capital Management and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Capital Management. James Dondero (1) is the President and a director of Strand Advisors and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Strand Advisors.

Each of James Dondero and Mark Okada (1) is a Portfolio Manager of Highland Crusader Offshore Partners, L.P. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Crusader Offshore Partners, L.P.

Each of James Dondero and Mark Okada (1) is a Portfolio Manager of Highland Credit Opportunities CDO, LP and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Credit Opportunities CDO, LP.

Each of James Dondero and Mark Okada (1) is a Portfolio Manager of Highland Credit Strategies Master Fund, L.P. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Credit Strategies Master Fund, L.P.

Each of James Dondero, Mark Okada and Patrick Boyce (1) is a Portfolio Manager of Highland Restoration Capital Partners Master, L.P. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Restoration Capital Partners Master, L.P.

Each of James Dondero, Mark Okada and Patrick Boyce (1) is a Portfolio Manager of Highland Restoration Capital Partners, L.P. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Restoration Capital Partners, L.P.

James Dondero (1) is a Portfolio Manager of Governance Re, Ltd. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Governance Re, Ltd.

James Dondero (1) is a Portfolio Manager of Highland Equity Focus Fund, LP and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland Equity Focus Fund, LP.

Greg Stuecheli (1) is a Portfolio Manager of NexPoint Credit Strategy Fund and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by NexPoint Credit Strategy Fund.

James Dondero (1) is a Portfolio Manager of Tunstall Opportunities Master Fund, L.P. and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Tunstall Opportunities Master Fund, L.P.

Greg Stuecheli (1) is a Portfolio Manager of Pyxis Special Situations Fund and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Pyxis Special Situations Fund.

James Dondero (1) is a Portfolio Manager of Highland CDO Holding Company and (2) may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by Highland CDO Holding Company.

Each of Highland Capital Management, Strand Advisors, and Messrs. Dondero, Okada, Boyce and Stuecheli expressly disclaims beneficial ownership of the securities covered by this registration statement.

(2)
Includes 4,529,742 shares held by Contrarian Capital Fund I, L.P., 1,228,532 shares held by CCM Pension LLC, 1,003,521 shares held by Contrarian Capital Trade Claims, LP, 922,258 shares held by Contrarian Funds, LLC, 822,562 shares held by Contrarian Capital Senior Secured LP, 671,985 shares held by Permal Contrarian Fund I, Ltd., 108,478 shares held by Contrarian Capital Finance, L.P. and 50,805 shares held by Contrarian Socially Responsible LLC. Contrarian Capital Management is the Investment Advisor of Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC. Jon R. Bauer is the Managing Member of Contrarian Capital Management and as such has voting and investment discretion for the shares owned by Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC. William J. Raine is the Portfolio Manager of Contrarian Capital Management and as such has voting and investment discretion for the shares owned by Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC. Mr. Bauer and Mr. Raine disclaim beneficial ownership of the shares held by Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC.

(3)
Includes 6,424,212 shares held by J.P. Morgan Securities LLC and 1,066,543 shares held by SCG Equities I Holding Corp. J.P. Morgan Securities LLC and SCG Equities I Holding Corp. are wholly owned subsidiaries of JPMorgan Chase & Co., which, in its capacity as parent holding company, disclaims beneficial ownership of these shares.

(4)
Includes 44,010 shares underlying options that are exercisable within 60 days. Black Diamond Capital Management, L.L.C. is the member of the manager of GSC Acquisition Holdings LLC and may be deemed to have or share voting and/or investment power over, and beneficially own, securities held by GSC Acquisition Holdings LLC.

(5)
Consists of 18,818 shares underlying options that are exercisable within 60 days.

(6)
Consists of 5,366 shares underlying options that are exercisable within 60 days.

(7)
Consists of 286,065 shares underlying options that are exercisable within 60 days.

(8)
Consists of 104,616 shares underlying options that are exercisable within 60 days.

(9)
Consists of 83,619 shares underlying options that are exercisable within 60 days.

(10)
Includes 183,375 shares underlying options that are exercisable within 60 days.

(11)
Includes 44,010 shares underlying options that are exercisable within 60 days.

(12)
As disclosed in footnote (1), Mr. Dondero is the President and a director of Strand Advisors and may be deemed to have or share voting and/or investment power over, and beneficially own, securities held by Highland Crusader Offshore Partners, L.P., Highland Credit Opportunities CDO, LP, Highland Credit Strategies Master Fund, L.P., Highland Restoration Capital Partners Master, L.P., Highland Restoration Capital Partners, L.P., Governance Re, Ltd., Highland Equity Focus Fund, LP, NexPoint Credit Strategy Fund, Tunstall Opportunities Master Fund, L.P., Pyxis Special Situations Fund and Highland CDO Holding Company. Mr. Dondero disclaims beneficial ownership of the shares held by Highland Crusader Offshore Partners, L.P., Highland Credit Opportunities CDO, LP, Highland Credit Strategies Master Fund, L.P., Highland Restoration Capital Partners Master, L.P., Highland Restoration Capital Partners, L.P., Governance Re, Ltd., Highland Equity Focus Fund, LP, NexPoint Credit Strategy Fund, Tunstall Opportunities Master Fund, L.P., Pyxis Special Situations Fund and Highland CDO Holding Company.

(13)
As disclosed in footnote (2), Mr. Raine is the Portfolio Manager of Contrarian Capital Management and therefore may be deemed to have beneficial ownership of the shares held by Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC. Mr. Raine disclaims beneficial ownership of the shares held by Contrarian Capital Fund I, L.P., CCM Pension LLC, Contrarian Capital Trade Claims, LP, Contrarian Funds, LLC, Contrarian Capital Senior Secured LP, Permal Contrarian Fund I, Ltd., Contrarian Capital Finance, L.P. and Contrarian Socially Responsible LLC.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our capital stock, certificate of incorporation and bylaws and certain provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering have been filed as exhibits to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 31, 2012, there were 50,908,752 shares of our common stock outstanding held by approximately 70 stockholders of record and no shares of our preferred stock outstanding.

Common Stock

Voting

        The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, for which a plurality of votes cast for a director is sufficient to elect such director. The holders of our common stock do not have any right to cumulate votes in the election of directors.

Dividends

        Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, and the restrictive terms of our credit facility, which generally prohibits the payment of dividends, holders of our common stock are entitled to receive ratably any dividend that our board of directors may declare out of funds legally available. We do not intend to pay dividends at the present time or in the foreseeable future.

Liquidation Rights

        In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to share ratably in the distribution of any of our remaining assets.

Other Matters

        Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to our common stock. The shares of our common stock to be sold in this offering are validly issued, fully paid and non-assessable.

Preferred Stock

        We are authorized to issue up to 10,000,000 shares of preferred stock. Our certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Additionally, the issuance of preferred stock may decrease the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Certain Provisions

        Provisions of our certificate of incorporation, bylaws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for our common stock.

Blank Check Preferred Stock

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Number of Directors; Removal for Cause; Filling Vacancies

        Our certificate of incorporation provides that our board of directors will consist of not fewer than five nor more than 11 members, the exact number of which will be fixed from time to time by our board. The size of our board is currently fixed at nine directors.

        Our bylaws provide that any vacancy occurring on the board for any cause may be filled only by the board, acting by vote of a majority of the directors then in office, even if less than a quorum. Any director elected in accordance with the preceding sentence will hold office until the expiration of the term of office of the director whom he has replaced and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of shortening the term of any incumbent director.

        Pursuant to the DGCL, any director or our entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Special Meetings of Stockholders

        Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairman of our board, the lead outside director designated by the board of directors, the chief executive officer or holders of 20% of the outstanding shares of our common stock.

Stockholder Action by Written Consent

        Our certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and denies the ability of stockholders to act by written consent without a meeting.

Nomination of Candidates for Election to our Board

        Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors by or at the direction of our board (or any duly authorized committee of the board) or by a stockholder who meets certain criteria and follows certain procedures. To properly nominate a director, a stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice in proper written form to our secretary.

        Our bylaws provide that, to be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices (1) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

        To be in proper written form, a stockholder's notice to the secretary must set forth:

  •
  as to each person whom the stockholder proposes to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the number of shares of our capital stock that are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the related rules and regulations promulgated by the SEC; and

  •
  as to the stockholder giving the notice (1) the name and record address of such stockholder, (2) the class or series and number of shares of capital stock which are owned beneficially or of record by such stockholder, (3) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (4) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (5) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the related rules and regulations promulgated by the SEC. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Amendments of Certificate of Incorporation and Bylaws

        Our certificate of incorporation generally requires the approval of the holders of a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware Law

        We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, controlled by, or under common control with any of these entities or persons.

Limitations on Liability and Indemnification of Directors and Officers

        We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

  •
  for any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that we must indemnify our board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions.

        We may enter into separate indemnification agreements with each of our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        The limited liability and indemnification provisions in our certificate of incorporation and bylaws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Listing

        We intend to apply for the listing of our common stock on the NYSE under the symbol "SK."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could adversely affect the market price of our common stock and our ability to raise equity capital in the future.

        Upon completion of this offering, we expect to have 50,908,752 shares of common stock outstanding. The                        shares of common stock being sold in this offering (or                         shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act, or if they qualify for an exemption from registration, including, among others, the exemption provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual                         -day lock-up period described in "Underwriting" and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

  •
  the                        shares of common stock being sold in this offering (or                        shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by any of our affiliates;

  •
  shares (or                        shares if the underwriters exercise the over-allotment option in full) will be subject to the lockup agreements described above and will only become eligible for resale upon the expiration of the                        -day lock-up period and, after such period, will be freely tradable pursuant to either Rule 144, subject to applicable volume, manner of sale and other limitations thereunder, or pursuant to an effective registration statement, and

  •
  shares of common stock, none of which are subject to any lock-up agreement, will be eligible for immediate sale in the public market pursuant to Rule 144 without restriction as a result of the expiration of the one-year holding period.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

        Under Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all required reports for at least 12 months (or for such shorter period that we were required to file such reports) prior to the date of the sale, or (2) a one-year holding period.

        At the expiration of the six-month holding period:

  •
  a person who is not one of our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and

  •
  a person who is one of our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

  (1)
  1% of the number of shares of our common stock then outstanding, which will equal approximately 509,088 shares immediately after this offering; or

  (2)
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who is not one of our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who is one of our affiliates at the time of, or at any time during the three months preceding, a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates, regardless of when they occur, are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        We are unable to accurately estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Rule 701

        Any of our employees, officers or directors who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Equity Compensation

        We intend to file a registration statement on Form S-8 under the Securities Act covering shares that are issued or reserved for issuance under the Safety-Kleen Equity Plan. This Form S-8 registration statement is expected to be filed soon after the effectiveness of the registration statement of which this prospectus forms a part, and the Form S-8 will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described under "Underwriting."

 DESCRIPTION OF CREDIT FACILITY

General

        In February 2012, we entered into a credit facility consisting of a $225.0 million revolver with a $100.0 million letter of credit sub-facility and a $225.0 million term loan. Outstanding letters of credit reduce our revolver commitments dollar for dollar. In addition, we are able to increase the maximum amount of borrowing capacity under our credit facility (through either our revolver or our term loan) by up to an additional $75.0 million in the aggregate if certain conditions are met (including the agreement of current or new lenders to extend additional credit to us). As of April 21, 2012, no borrowings were outstanding under our revolver and $224.4 million was outstanding under our term loan.

        Safety-Kleen Systems, Inc., our subsidiary through which we conduct our operations, is the borrower under our credit facility. We, together with SK Holding Company, Inc. and all the direct and indirect domestic subsidiaries of the borrower, are guarantors of our credit facility. The lenders are a syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank, National Association, or JPMCB, who also acts as administrative agent.

Revolver

        Our revolver matures on February 21, 2017 (unless extended by procedures under the credit agreement and as discussed below) and allows us to borrow up to $225.0 million. A portion of our revolver, not in excess of $100.0 million, is available for the issuance of letters of credit by JPMCB. A portion of our revolver, not in excess of $15.0 million, is available for swing line loans from JPMCB. The interest rate payable for loans under our revolver is either the base rate, or prime, plus 1.75% to 3.0% per annum, or LIBOR plus 2.75% to 4.0% per annum, depending on our leverage ratio (as discussed below) as of the end of our last fiscal quarter, and the fees charged for letters of credit issued under our revolver will be equal to the margin charged on LIBOR loans. As of April 21, 2012, the margin was 3.25% on LIBOR loans and 2.25% on prime loans. As of April 21, 2012, we had $40.4 million of letters of credit outstanding under the sub-facility of our revolver which left us with $184.6 million available under the revolver as of that date. We are required to pay a commitment fee on the unused credit facility commitments as described below under "—Fees."

Term Loan

        Our term loan is in the amount of $225.0 million, the entire amount of which was advanced on the closing date of our credit facility. Our term loan matures on February 21, 2017 (unless extended by procedures under the credit agreement). The principal amount of our term loan is repayable in quarterly installments as follows: (1) beginning April 2, 2012, quarterly installments in an amount equal to $625,000 each, and (2) a final installment due on the maturity date of our term loan in an amount equal to the principal amount of our term loan then outstanding. Our term loans borrowed at LIBOR bear interest at a rate per annum equal to LIBOR plus 3.75% (LIBOR subject to a 1.25% floor), and our term loans borrowed at the base rate bear interest at a rate per annum equal to the base rate plus 2.75%. As of April 21, 2012, $224.4 million of our term loan was outstanding at an interest rate of 5.0%.

Prepayments

        We are entitled to prepay our term loan, in whole or in part, in minimum amounts without penalty, except for the first year of the loan term during which we must pay a 1.0% premium for any optional prepayments funded with indebtedness having a lower yield. We are required to repay borrowings under our credit facility with the net proceeds from certain asset sales and the issuance of additional indebtedness. In addition, following the end of each fiscal year, commencing with fiscal year

2013, we may be required to prepay borrowings under our credit facility based on a percentage of "excess cash flow" (as defined in the credit agreement).

        In addition to optional prepayments, we may repurchase up to $25.0 million of outstanding term loans (plus 10% of an incremental term loan provided by the expansion feature discussed below) pursuant to specified provisions under the credit agreement. We may not use revolving or swingline loans to fund any repurchase and no such loans can be outstanding at the time of repurchase.

Expansion Feature

        Our credit facility includes a provision permitting us from time to time to increase the amount of one or more of our revolver or term loan commitments under our credit facility by an aggregate amount for all such increases of up to $75.0 million, provided that certain conditions are met, including that no default has occurred and is continuing and that the current or new lenders agree to extend additional credit to us. Any such increase must be in an amount equal to an integral multiple of $5 million and no such increase may be in an amount less than $25 million.

Collateral

        The borrower and each guarantor granted a first priority lien on substantially all of their respective assets, including stock of subsidiaries, but specifically excluding: (1) 35% of the voting stock of foreign subsidiaries, (2) any assets located outside of the United States, (3) all vehicles and other rolling stock, (d) all leasehold real property interests and (5) certain fee owned real property.

Fees

        We pay certain fees with respect to the loans under our credit facility, including: (1) in respect of our revolver, a commitment fee for unused amounts of 0.50%; and (2) customary annual administration fees.

Covenants

        Our credit facility contains affirmative and negative covenants customary for facilities and transactions of this type, including, but not limited to:

  •
  certain reporting requirements;

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  prohibitions on paying cash dividends on our stock and limitations on our ability to repurchase our stock;

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  limitations on incurring or guaranteeing indebtedness;

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  limitations on acquisitions and investments;

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  limitations restricting distributions from our subsidiaries to us or our other subsidiaries;

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  limitations on the ability of loan parties to lend money to, make investments in, or transfer assets to, any non-loan parties;

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  limitations on liens;

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  limitations on swap arrangements;

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  limitations on the ability of us or our subsidiaries to sell or transfer assets or enter into sale-leaseback transactions;

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  restrictions on fundamental changes, including mergers, consolidations, liquidations or dissolutions of us or our subsidiaries, or changes in the nature of our and our subsidiaries' businesses; and

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  restrictions on transactions with affiliates.

        Our credit facility requires us to maintain specified financial ratios that could impact our liquidity or our ability to access additional liquidity. Our ability to comply with the ratios and tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under our credit facility. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under our credit facility, including our $225.0 million term loan, our $225.0 million revolver, and our $75.0 million expansion feature, if utilized, together with accrued interest, to be immediately due and payable. If we are unable to repay or refinance these amounts, our lenders could proceed against the assets pledged to secure that indebtedness, which includes substantially all of our assets, as well as any cash we may have at the time of default. Our lenders could also preclude us from drawing upon the $225.0 million revolver or the $75.0 million expansion feature for operational purposes. These actions, if taken by our lenders upon a default by us, could adversely affect our business, financial condition or results of operations in a material manner. In addition, if the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay this indebtedness in full.

        One of the ratios we are required to maintain under our credit facility is an interest coverage ratio of at least 3.0 to 1.0 as of the last day of each fiscal quarter. The interest coverage ratio is calculated as the ratio of our Adjusted EBITDA (as defined in our credit facility) to Consolidated Cash Interest Expense (as defined in our credit facility) for the four prior fiscal quarters. We are in compliance with the interest coverage ratio covenants under our credit facility.

        In addition, we are required to maintain a leverage ratio of no more than 3.5 to 1.0 as of the last day of each fiscal quarter. The leverage ratio is the ratio of our Consolidated Indebtedness (as defined in our credit facility) less cash in excess of $25.0 million (if no revolving or swingline loans are outstanding) to our Adjusted EBITDA for the four prior fiscal quarters and, for purposes of this calculation, after making certain adjustments to give pro forma effect to any acquisitions and dispositions that have occurred during that period. We are in compliance with the leverage ratio covenants in effect at the time under our credit facility. For a discussion of the calculation of Adjusted EBITDA see "Selected Consolidated Financial Data—Discussion of Adjusted EBITDA."

        Our credit facility also limits the amount of capital expenditures we may make in any fiscal year but allows us to make certain adjustments in the calculation of capital expenditures for purposes of determining compliance with this limitation. One adjustment allows us to exclude any expenditures related to the purchase of parts washing equipment. Under our credit facility, our annual capital expenditures cannot exceed a maximum of $75.0 million for each fiscal year. In addition, our capital expenditure limit may be increased by the net amount of proceeds we receive from an offering of common stock. We also have a separate $100.0 million basket for capital expenditures on new re-refineries or expanding current re-refineries. Beginning with the fiscal year ending December 31, 2013, our capital expenditure limit for each fiscal year will be increased by the amount, if any, by which our capital expenditures for the prior year were less than our capital expenditure limit for that year. Our annual capital expenditure limit is $75.0 million for fiscal year 2012 (without taking into account any offering proceeds).

Events of Default

        Our credit facility contains customary events of default such as non-payment of obligations under our credit facility, violation of affirmative and negative covenants, our insolvency or that of our subsidiaries, cross-defaults and judgment defaults exceeding $15.0 million in aggregate amount and the occurrence of a change in control of us.

Amend and Extend Feature

        We are allowed to make an offer to the lender syndicate to extend the maturity date of the revolving and term loans in return for additional fees, increased interest rates and other consideration. Under these provisions of the credit agreement, we can agree to a maturity extension with those lenders that decide to accept the offer and may either pay down the remaining balances held by non-accepting lenders or cause the non-accepting lenders to assign their rights and interest in their loans to the accepting lenders.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with shares of our common stock held as capital assets (generally, for investment purposes) by Non-U.S. Holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

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  dealers in securities or currencies;

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  financial institutions;

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  regulated investment companies;

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  real estate investment trusts;

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  tax-exempt entities;

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  insurance companies;

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  cooperatives;

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  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons liable for alternative minimum tax;

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  U.S. expatriates;

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  controlled foreign corporations;

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  passive foreign investment companies;

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  Non-U.S. Holders that own or acquire 5% or more of our common stock;

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  partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

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  U.S. Holders (as defined below).

        This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the IRS with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

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  a citizen or an individual resident of the United States;

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

        If you are considering the purchase of our common stock, we urge you to consult your independent tax advisors concerning the particular U.S. federal income tax consequences to you of the acquisition, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

        The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Any holders subject to special treatment under the Code should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to them.

Dividends

        Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain income tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding, such as providing a properly executed IRS Form W-8ECI (or any successor form) to the withholding agent. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN (or any successor form), claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary, the intermediary generally must provide an IRS Form W-8IMY (or any successor form) and satisfy the relevant certification requirements of applicable Treasury regulations.

        If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States or, if certain income tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

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  if you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (1) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (2) our common stock ceases to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        If you are described in the first or third bullet points above, you will be subject to U.S. federal income tax with respect to such gain on a net income basis at the applicable graduated individual or corporate rates, subject to reduction by an applicable income tax treaty (and, if you are a corporation, you also may be subject to a 30% branch profits tax, subject to reduction by an applicable income tax treaty). If you are described in the second bullet point above, you will be subject to U.S. federal income tax with respect to such gain at a rate of 30% (or lower applicable treaty rate), which gain may be offset by certain losses.

        We believe that we are not, and we do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a U.S. real property holding corporation, so long as the common stock is regularly traded on an established securities market within the meaning of applicable Treasury regulations, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules. No assurances, however, can be given in this regard.

Recently Enacted Federal Withholding Legislation

        Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners) and meets certain other requirements. This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other requirements. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for a refund or credit of such taxes. The IRS has issued a notice indicating that any withholding obligations under this legislation will begin on or after January 1, 2014 with respect to dividends and January 1, 2015 with respect to gross proceeds. Congress has delegated broad authority to the U.S. Treasury Department to promulgate regulations to implement this new withholding and reporting regime. We cannot predict whether or how any such regulations will affect you. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

Information Reporting and Backup Withholding

        You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN (or any successor form) along with certain certifications) or otherwise establish an exemption.

        In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment or disposition generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided you timely furnish the required information to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of                  additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                per share. The underwriters and selling group members may allow a discount of $                per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay (in thousands, except per share amounts):

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of                         days after the date of this prospectus. However, in the

event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 'lock-up' period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 'lock-up' period, then in either case the expiration of the 'lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        Our directors and executive officers, the selling stockholders and certain of our other stockholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC for a period of                         days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the 'lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC waives, in writing, such an extension.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on the NYSE under the symbol "SK".

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

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  the history of, and prospects for, the industry in which we will compete;

  •
  the ability of our management;

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  the prospects for our future earnings;

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  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of the offering; and

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  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements and schedule of the Company as of December 25, 2010 and December 31, 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the reports of KPMG LLP, or KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        As a result of our emergence from bankruptcy in December 2003, JPMorgan Chase & Co. through certain of its affiliates, which we refer to collectively as JPM, received shares of our common stock in an aggregate amount that resulted in JPM obtaining beneficial ownership of greater than 10% of our common stock. JPM intends to reduce its holdings in our securities in connection with this offering and, as a result, upon closing of this expected offering would no longer be the beneficial owner of greater than 10% of our common stock.

        KPMG, our independent registered public accounting firm, informed our audit and compliance committee that it and certain of its partners and employees had borrowings and other business relationships with JPM during our fiscal years ended 2009, 2010 and 2011 (during which period we were not an SEC registrant) and through August 1, 2012. SEC Regulation S-X, Section 210.2-01, or Rule 2.01, requires that an accountant shall not have loans or debtor/creditor relationships to or from record or beneficial owners of more than ten percent of the audit client's equity securities, except for certain permitted loans as defined in Rule 2.01. As of August 1, 2012, our independent registered public accounting firm collateralized all outstanding borrowings with JPM and the partners and employees with impermissible lending relationships terminated all non-permitted debtor/creditor relationships with JPM.

        KPMG considered whether the relationships noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and has concluded that there has been no impairment of its objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matter and KPMG's determination, our audit and compliance committee also concluded that KPMG's objectivity and ability to exercise impartial judgment has not been impaired.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedule, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedule. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedule without charge at the Public Reference Room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC's website. We also maintain a website at www.safety-kleen.com. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Safety-Kleen, Inc.:

        We have audited the accompanying consolidated balance sheets of Safety-Kleen, Inc. and subsidiaries as of December 25, 2010 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safety-Kleen, Inc. and subsidiaries as of December 25, 2010 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, Texas August 14, 2012

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands, except for par value amount)

	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,651	$75,799
Accounts receivable—net	136,606	138,428
Inventories and supplies—net	61,102	90,852
Deferred income taxes	2,000	11,020
Other current assets	19,733	21,294

Total current assets	243,092	337,393
PROPERTY, PLANT AND EQUIPMENT—net	295,655	301,588
GOODWILL	36,787	36,787
OTHER INTANGIBLE ASSETS—net	86,251	85,565
DEFERRED INCOME TAXES	1,468	78,302
OTHER ASSETS	4,819	3,382

TOTAL ASSETS	$668,072	$843,017

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$65,610	$79,836
Current portion of environmental liabilities	6,437	6,596
Income taxes payable	4,699	6,494
Deferred revenue	25,343	29,463
Accrued salaries and benefits	24,069	30,686
Accrued other liabilities	53,664	77,062
Current portion of long-term debt	2,300	2,300

Total current liabilities	182,122	232,437
ENVIRONMENTAL LIABILITIES	49,456	54,592
LONG-TERM DEBT—net of current portion	218,500	216,200
DEFERRED INCOME TAXES	9,959	—
OTHER LONG-TERM LIABILITIES	25,791	26,990

Total liabilities	485,828	530,219

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (see Note 12)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value—10,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value—150,000 shares authorized; 52,875 and 51,229 shares issued and 51,174 and 51,229 outstanding as of December 25, 2010 and December 31, 2011, respectively	529	512
Additional paid-in capital	456,152	439,737
Accumulated other comprehensive income	5,965	4,727
Accumulated deficit	(267,646)	(132,178)
Treasury stock, at cost, 1,701 and 0 shares as of December 25, 2010 and December 31, 2011, respectively	(12,756)	—

Total stockholders' equity	182,244	312,798

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$668,072	$843,017

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands except per share data)

	2009	2010	2011
REVENUES:
Product revenues	$420,242	$512,755	$708,151
Service revenues	567,744	561,377	576,120

TOTAL REVENUES	987,986	1,074,132	1,284,271

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately)	875,305	892,908	1,076,348
General and administrative	69,561	76,700	73,842
Depreciation and amortization	70,992	71,689	66,808
Interest expense	14,701	10,841	10,321
Other expenses—net	1,719	5,305	5,925

TOTAL EXPENSES	1,032,278	1,057,443	1,233,244

INCOME (LOSS) BEFORE INCOME TAXES	(44,292)	16,689	51,027
INCOME TAX BENEFIT	1,236	7,650	84,441

NET INCOME (LOSS)	$(43,056)	$24,339	$135,468

Income (loss) per common share:
Basic	$(0.84)	$0.47	$2.61

Diluted	$(0.84)	$0.46	$2.55

Weighted average common shares outstanding:
Basic	51,070	51,592	51,876

Diluted	51,070	52,950	53,064

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010, AND DECEMBER 31, 2011

(Amounts in thousands)

	2009	2010	2011
NET INCOME (LOSS)	$(43,056)	$24,339	$135,468
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	1,878	1,284	(1,238)
Unrealized loss on marketable securities	(3)	—	—

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES	$(41,181)	$25,623	$134,230

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands)

	2009	2010	2011
OPERATING ACTIVITIES:
Net income (loss)	$(43,056)	$24,339	$135,468
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs	865	964	997
Depreciation and amortization	70,992	71,689	66,808
Provision for uncollectible accounts—net	6,200	5,344	4,985
Loss on disposal of property, plant and equipment	4,162	5,704	6,647
Loss on purchase of assets held under capital leases	2,847	—	—
Stock-based compensation	874	1,479	11,564
Deferred income taxes	2,359	746	(95,888)
Loss (gain) on derivative instrument	(532)	(2,639)	1,085
Gain on foreign currency	(2,781)	(236)	(101)
Changes in operating assets and liabilities:
Accounts receivable—net	10,706	(21,270)	(7,899)
Inventories and supplies	24,500	(3,195)	(29,981)
Accounts payable	10,351	(10,496)	10,327
Income taxes	(5,465)	(7,761)	2,904
Accrued salaries and benefits	(11,488)	7,615	6,652
Environmental liabilities	(688)	(99)	5,447
Other assets and liabilities	10,732	(10,701)	11,599

Net cash provided by operating activities	80,578	61,483	130,614

INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(44,463)	(44,206)	(75,900)
Business acquisitions	(25,765)	—	—
Proceeds from sales of property, plant and equipment	3,304	1,835	623
Other	325	—	—

Net cash used in investing activities	(66,599)	(42,371)	(75,277)

FINANCING ACTIVITIES:
Repayment of term loan	(2,875)	(1,725)	(2,300)
Payment of debt issuance costs	—	(481)	—
Repayments of capital lease obligations	(40,328)	—	—
Exercise of stock options	1,401	6,894	391
Common stock repurchase	—	(12,756)	(1,080)
Other	(1,925)	(922)	—

Net cash used in financing activities	(43,727)	(8,990)	(2,989)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(211)	5	(200)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(29,959)	10,127	52,148
CASH AND CASH EQUIVALENTS—Beginning of year	43,483	13,524	23,651

CASH AND CASH EQUIVALENTS—End of year	$13,524	$23,651	$75,799

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$15,386	$12,292	$9,976

Income taxes paid	$3,187	$1,013	$8,596

Non-cash items:
Property, plant and equipment acquired under capital leases or included in accounts payable	$615	$1,536	$5,262

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock	Total
BALANCE—December 27, 2008	$503	$445,530	$2,806	$(248,929)	$—	$199,910
Comprehensive income (loss):
Net loss	—	—	—	(43,056)	—	(43,056)
Other comprehensive income:
Foreign currency translation adjustments	—	—	1,878	—	—	1,878
Unrealized losses on marketable securities	—	—	(3)	—	—	(3)

Total comprehensive income (loss)	—	—	1,875	(43,056)	—	(41,181)

Stock-based compensation—stock options	—	874	—	—	—	874
Exercise of stock options	4	1,397	—	—	—	1,401

BALANCE—December 26, 2009	507	447,801	4,681	(291,985)	—	161,004

Comprehensive income:
Net income	—	—	—	24,339	—	24,339
Other comprehensive income:
Foreign currency translation adjustments	—	—	1,284	—	—	1,284

Total comprehensive income	—	—	1,284	24,339	—	25,623

Stock-based compensation—stock options	—	656	—	—	—	656
Exercise of stock options	22	6,872	—	—	—	6,894
Common stock repurchase	—	—	—	—	(12,756)	(12,756)
Other	—	823	—	—	—	823

BALANCE—December 25, 2010	529	456,152	5,965	(267,646)	(12,756)	182,244

Comprehensive (loss) income:
Net income	—	—	—	135,468	—	135,468
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	(1,238)	—	—	(1,238)

Total comprehensive (loss) income	—	—	(1,238)	135,468	—	134,230

Stock-based compensation—stock options	—	509	—	—	—	509
Exercise of stock options	1	390	—	—	—	391
Common stock repurchase	—	—	—	—	(1,080)	(1,080)
Cancellation of treasury stock	(18)	(13,818)	—	—	13,836	—
Change in stock option accounting	—	(3,496)	—	—	—	(3,496)

BALANCE—December 31, 2011	$512	$439,737	$4,727	$(132,178)	$—	$312,798

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

1. BUSINESS AND ORGANIZATION

        The consolidated financial statements include the accounts of Safety-Kleen, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Safety-Kleen, Inc. serves as a holding company for its direct and indirect domestic and foreign subsidiaries. Prior to December 24, 2003, the holding company was Safety-Kleen Corp. (the "Predecessor Company"). All operations beginning January 1, 2004 relate to the Company.

        The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada and Puerto Rico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

        The Company follows the provisions of ASC 805, Business Combinations ("ASC 805"), as of the beginning of fiscal year 2009. All business combinations prior to the adoption of ASC 805 were accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

        During fiscal year 2009, the Company completed the following acquisition:

  –
  On January 23, 2009, the Company acquired the assets and assumed certain environmental liabilities of Atlantic Industrial Services, Inc. ("AISI"), headquartered in Fort Lauderdale, FL for approximately $25.0 million. The purchase price was primarily allocated to property, plant and equipment, $20.0 million, inventory, $2.4 million, and accounts receivable, $2.0 million. AISI was one of the largest collectors and recyclers of used oil, oil filters and antifreeze in the Southeast.

  The fair value of the acquired assets and assumed liabilities was based on appraisals and management's assessment. The acquisition allowed the Company to expand its oil presence in the Southeast region. The operating results of the AISI acquisition are included in the Company's consolidated results of operations from the date of the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Fiscal Year—In 2011, the Company utilized a 53-week fiscal year comprised of twelve periods consisting of four weeks with the exception of period thirteen which consisted of five weeks, each ending on a Saturday. In 2009 and 2010, the Company utilized a 52-week fiscal year comprised of thirteen periods consisting of four weeks, each ending on a Saturday.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash on deposit and investments with original maturities of three months or less. These investments are stated at cost, which approximates fair value.

        Cash Flows—The Company had $16.0 million, $2.5 million and $14.9 million of book overdrafts included in accounts payable in the accompanying consolidated balance sheets as of December 26, 2009, December 25, 2010 and December 31, 2011, respectively. Changes in cash overdrafts resulting from outstanding checks not yet presented for payment to the Company's financial institutions have been classified as cash flows from operating activities in the consolidated statements of cash flows.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Accounts Receivable and Allowance for Uncollectible Accounts—Accounts receivable consist primarily of amounts due from customers from sales of products and services. The allowance for uncollectible accounts totaled $9.1 million and $9.2 million as of December 25, 2010 and December 31, 2011, respectively. The Company performs periodic credit evaluations of its customers and maintains an allowance for uncollectible accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowances are amounts past due, amounts in dispute or customers that the Company believes might be having financial difficulties. If economic, industry or specific customer business trends worsen beyond earlier estimates, the Company increases the allowance for uncollectible accounts by recording additional expense in the period in which it becomes aware of the new conditions.

        Credit Concentration—The majority of the Company's customers are based in North America. The economic conditions in this area can significantly impact the recoverability of the Company's receivables. No one customer represents more than eight percent of the Company's revenues and this lack of credit concentration mitigates this risk. The Company holds its cash and cash equivalents in a variety of high credit quality financial institutions and periodically evaluates the credit worthiness of the institutions with which it invests. However, the Company does maintain cash balances in excess of FDIC insurance limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

        Inventories and Supplies—Inventories consist primarily of solvent, oil and oil products, drums, associated products for resale, supplies and repair parts that, in each case, are stated at the lower of cost or market approximating cost on a first in, first out basis. Costs for solvent, oil and oil products and repair parts include purchase costs, fleet and fuel costs, direct labor, transportation costs and production related costs. The Company periodically reviews its inventories for obsolete or unsalable items and adjusts its carrying value to reflect estimated realizable values.

        Assets and Liabilities Held for Sale—The Company records long-lived assets held for sale and the related liabilities in accordance with ASC 360, Property, Plant and Equipment ("ASC 360"), at the lower of carrying value or estimated fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the long-lived asset utilizing recent purchase offers, market comparables and/or data obtained from the Company's commercial real estate broker. The Company ceases to record depreciation expense at such time that the asset is classified as held for sale.

        If circumstances arise to which the long-lived asset no longer meets the criteria of held for sale, the long-lived asset will be reclassified back to held and used. The amount reclassified is the lower of the carrying amount before the long-lived asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the long-lived asset been continuously classified as held and used, or fair value at the date of the subsequent decision not to sell. The Company records any adjustment to the carrying amount of a long-lived asset, related to the reclassification of a long-lived asset, in the consolidated statement of operations as a component of other expenses—net.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost, and includes interest capitalized in connection with major long-term construction projects. Expenditures for major renewals and improvements that extend the life or usefulness of the asset and current year purchases are capitalized and depreciated over the remaining useful life of the asset. Items of an ordinary repair or maintenance nature, including planned major maintenance, are charged directly to expense as incurred. Repairs and maintenance expense was $45.6 million, $46.6 million and $50.6 million for fiscal years 2009, 2010 and 2011, respectively.

        Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss on such disposition is recognized in the consolidated statement of operations as a component of other expenses—net.

        Machinery and equipment includes amounts for company-owned parts washer service machines placed at customers' locations as part of the Company's parts cleaning service business. Depreciation commences when a unit is placed in service at a customer's location. The net book value of all company-owned parts washers was $43.7 million and $44.3 million as of December 25, 2010 and December 31, 2011, respectively. The book value of company-owned parts washers not at customer locations was $4.3 million and $5.5 million as of December 25, 2010 and December 31, 2011, respectively.

        During the construction and development period of an asset, the costs incurred are classified as construction in process. Once an asset has been completed and is ready for its intended use, it is transferred to the appropriate asset category and depreciation commences.

        Leased property, plant and equipment meeting capital lease criteria are capitalized at the lower of the present value of the future minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation is calculated based on either the life of the respective asset category or lease term, depending on which capital lease criteria the lease satisfied.

        The Company uses the straight-line method of depreciation typically over the following estimated useful lives:

Buildings	40 years
Machinery and equipment	1 to 20 years
Leasehold improvements	Lesser of useful life or lease term

        Capitalized Software Development Costs—Software development costs incurred in the application development stage of internal use software are capitalized in accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350") and classified as software in the accompanying consolidated balance sheet. Modifications and upgrades to internal use software are capitalized to the extent such enhancements provide added functionality. Once the software is ready for its intended use, amortization over a 5-year period commences. Amortization expense related to capitalized software costs was $3.8 million, $5.2 million and $5.9 million for fiscal years 2009, 2010 and 2011, respectively. Costs incurred in the preliminary project stage, or costs associated with application maintenance or training are expensed as incurred.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Asset Retirement Obligation—The Company accounts for its asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations ("ASC 410"). ASC 410 states that the term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company estimates the fair value of these obligations based upon engineering estimates of the cost to close certain operating facilities in current dollars, which are inflated to the estimated closure dates and then discounted back to the date the liability was incurred. The offset to the asset retirement obligation is an increase in the carrying amount of the related tangible long-lived assets which is depreciated over its estimated useful life. The liability is accreted over time to a projected disposal date. Accretion expense is recognized as an operating expense using the credit-adjusted, risk-free interest rate in effect when the liability was recognized. Upon settlement of the liability, the Company will record a gain or loss for the difference between the recorded liability and the actual settlement amount to be paid.

        Goodwill and Other Intangible Assets—Goodwill acquired is subject to the provisions of ASC 350 and therefore is not being amortized. In accordance with ASC 350, the Company conducts impairment tests of goodwill and intangible assets with indefinite lives annually, on the first day of the fourth quarter, or when circumstances arise that indicate a possible impairment might exist. Such test includes an assessment of qualitative and quantitative factors.

        The Company estimates the fair value of reporting units containing goodwill using market and income approaches. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performs its impairment review at the reporting unit level. During 2011, the Company determined it has two reporting units, Oil Re-refining and Environmental Services. Based on the respective years' analysis performed, the Company concluded that there is no impairment of goodwill for fiscal years 2009, 2010 and 2011.

        The Company utilizes the relief-from-royalty (royalty savings) method to evaluate its trade name. In the royalty savings method, value is attributed to the savings in royalties resulting from a company's ownership of a trade name. If the total value attributed to the savings in royalties is less than the carrying value of a trade name, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the trade name. The Company has concluded that there is no impairment of its trade name for fiscal years 2009, 2010 and 2011.

        Furthermore, ASC 350 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization.

        Intangible assets that have definite lives are amortized using the straight-line method, over their useful lives, which range from 5 years to 40 years and are reviewed for impairment as discussed below.

        Valuation of Long-Lived Assets—The Company evaluates long-lived assets, such as property, plant and equipment and definite-lived intangible assets, for impairment whenever events or changes in

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

circumstances indicate the carrying value of an asset may not be recoverable. If the sum of the estimated undiscounted future cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or asset group.

        Revenue Recognition and Deferred Revenue—Revenues related to parts washers at customer locations are recognized over the service interval. Service intervals represent the actual amount of time between service visits to a particular parts cleaning customer. Average service intervals vary from seven to fourteen weeks depending on several factors, such as customer accommodation, types of machines serviced and frequency of use.

        Revenues related to collection and disposal activities are recognized upon disposal. The Company tracks the amount of time it takes from collection of the customer's waste to delivery to the third party disposal outlet, which represents a deferral period of approximately two and a half weeks.

        Revenues related to total project management services are recognized once the project has been completed.

        Revenues from product sales and sales of parts washers are recognized upon delivery to the customer. Oil collection services revenues are recognized when services are performed.

        Direct costs associated with the handling and transportation of waste prior to its disposal and other variable direct costs associated with the Company's parts cleaning and related lines of service are capitalized and deferred as a component of other current assets in the accompanying consolidated balance sheets and expensed when the related revenues are recognized.

        In the course of the Company's operations, it collects sales tax from its customers. The Company records a current liability when it collects sales taxes from its customers and eliminates this liability when the taxes are remitted to the appropriate governmental authorities. The Company excludes the sales tax collected from its revenues.

        The Company engages in barter transactions with certain customers whereby the Company provides products and services in exchange for advertising. The Company records these barter transactions based on the fair market value of products delivered and services performed. The amount of revenues and expenses recognized for advertising barter transactions was $1.1 million, $1.1 million and $1.2 million in fiscal years 2009, 2010 and 2011, respectively.

        Income Taxes—The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Income taxes are calculated in accordance with ASC 740, Income Taxes ("ASC 740") which requires that deferred income taxes reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts using enacted tax rates. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 9).

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company evaluates its deferred taxes for future realization and provides a valuation allowance if necessary. The factors used to assess the likelihood of realizing the deferred tax assets include the Company's estimates of future taxable income and planned tax initiatives.

        The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included within ASC 740), as of the beginning of fiscal year 2007. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

        The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

        Insurance Programs—The Company is self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, stop-loss insurance coverage is maintained for health insurance occurrences exceeding $250 thousand, workers' compensation occurrences exceeding $1.0 million, automobile occurrences exceeding $3.0 million and general liability (including product liability) occurrences exceeding $2.0 million. The Company utilizes actuarial estimates and historical data studies as the basis for developing reported claims and estimating the ultimate costs for claims incurred but not reported as of the balance sheet date. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Changes in estimates and assumptions may result in adjustments to the recorded accruals. The Company recognized $32.3 million, $33.8 million and $37.1 million of insurance expense related to the above mentioned self-insured programs in fiscal years 2009, 2010 and 2011, respectively.

        Environmental Liabilities—The Company's environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed and included in operating expenses, in the accompanying consolidated statement of operations. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted.

        The Company periodically reviews and evaluates sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e. owner, operator, transporter or generator) and the extent (i.e. amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of the Company's alleged connection with the site; the regulatory context surrounding the site; the accuracy and strength of evidence connecting the Company to the site; the number, connection and financial ability of other named and unnamed Potentially Responsible Parties ("PRPs"); and the nature and estimated cost of the likely remedy. When the Company concludes that it is probable that a liability has been incurred, provision is made in the consolidated financial statements, based upon management's judgment and prior experience, for the Company's best reasonable estimate of the liability. Such estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available (see Note 10).

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As of December 31, 2011, the Company was considered a PRP at 29 active Superfund sites, of which the Company has recorded a liability of $6.5 million in the accompanying consolidated balance sheet related to 16 sites. Of the remaining 13 sites, the liabilities of five sites were retained by McKesson Corp. ("McKesson") pursuant to a March 31, 1987 sale agreement between McKesson and our predecessor company. McKesson has agreed to indemnify the Company for the five sites. Additionally, there are eight sites where the Company cannot reasonably estimate any liability. The majority of the issues at these sites relate to allegations that our predecessor company transported wastes to the sites in question. As an inherent part of the hazardous waste business, the Company expects to continue the historical trend of being named as a PRP at approximately three to five additional Superfund sites each year.

        In addition to liabilities related to Superfund sites, the Company has recorded liabilities for remediation projects at 44 open and 32 closed sites. Revisions to environmental liabilities may result in adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is possible, however, that technological, regulatory or enforcement developments; the results of environmental studies; or other factors could necessitate the recording of additional liabilities or the revision of currently recorded liabilities that could be material. The impact of such future events currently cannot be estimated.

        Stock-Based Compensation—The Company accounts for its stock-based awards in accordance with ASC 718, Compensation—Stock Compensation ("ASC 718"). ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model ("Black-Scholes Model"). This model was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of subjective assumptions, including the expected stock price volatility. Prior to 2011, the Company recognized stock based awards as "equity classified awards" and recognized the compensation cost, using the straight-line method, over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). As a result of the Company exercising its call right for certain common stock shares, the Company permitting cashless exercise of certain stock options and the Company's intent to permit such actions in the future, the Company concluded during the second quarter of 2011 that its awards had been modified and were now "liability classified awards". The liability associated with such awards is adjusted on a quarterly basis to fair value.

        Advertising Costs—The Company expenses advertising costs as incurred. Advertising costs, including amounts related to barter transactions, were $1.2 million, $1.1 million and $1.3 million for fiscal years 2009, 2010 and 2011, respectively.

        Derivative Financial Instruments—A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, put, cal1, cashless collar or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams, commodity price fluctuations or currencies based on a notional or contractual amount (i.e., interest rate swaps, cashless collars or

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

        The Company entered into several commodity derivatives during 2011. All commodity derivatives are comprised of cashless collar contracts related to crude oil, where the Company sells a call to a bank and then purchases a put from the same bank. The derivative instruments were not designated as hedges and expire in 2012.

        The following table presents the fair value for those assets and liabilities measured at fair value as of December 31, 2011 (fair value amounts in thousands):

Financial Institution	Trade Date	Start Date	End Date	Barrels of Oil per Month	Commodity	Floor	Cap	Upfront Costs	Fair Value as of December 31, 2011
JP Morgan	11/15/2011	12/1/2011	12/31/2012	39,365	Brent	$75.00	$137.00	—	$124
JP Morgan	11/15/2011	10/1/2012	12/31/2012	69,444	Brent	75.00	135.50	—	88
Bank of America	11/15/2011	12/1/2011	12/31/2012	40,000	Brent	75.00	137.05	—	66

Total Derivative Instrument Asset									$278

JPMorgan	9/8/2011	10/1/2011	9/30/2012	69,444	WTI	$70.00	$106.00	—	$(2,464)

Total Derivative Instrument Liability									$(2,464)

        Total derivative instrument asset and total derivative instrument liability as noted in the table above are included in the consolidated balance sheets as a component of other current assets and accrued other liabilities, respectively. The Company recorded a $2.2 million loss in fiscal year 2011 related to the derivative instruments noted in the table above, which is included in the consolidated statements of operations as a component of operating expenses.

        The Company had an interest rate swap agreement with a notional amount of $50.0 million that converted a portion of its variable rate debt to a fixed rate at 2.97% which expired during October 2011. The Company also had an interest rate swap that expired during 2010, with a notional amount of $100.0 million that converted a portion of its variable rate debt to a fixed rate at 2.56%. The derivative instruments were not designated as hedges. The Company recorded gains of $532 thousand, $2.6 million and $1.1 million in fiscal years 2009, 2010 and 2011, respectively, which is included in the consolidated statements of operations as a component of interest expense. See Note 16 "Fair Value Measurements" of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the Company's derivative instruments.

        Foreign Currency—The functional currency of each foreign subsidiary is its respective local currency. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and revenues and expenses at the average exchange rate for the period. Gains and losses from the translation of the consolidated financial statements of the foreign subsidiaries into U.S. dollars are included in stockholders' equity as a component of other comprehensive income.

        Gains and losses resulting from foreign currency transactions are recognized in other expenses—net, in the accompanying consolidated statements of operations. The Company recognized gains of

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

$3.1 million, $195 thousand and $153 thousand from foreign currency transactions for fiscal years 2009, 2010 and 2011, respectively. Recorded balances that are denominated in a currency other than the functional currency are remeasured to the functional currency using the exchange rate at the balance sheet date.

        Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Certain estimates require management's judgment and, when applied, materially affect the Company's consolidated financial statements. Actual results could differ materially from those estimates.

        Risks and Uncertainties—The Company uses estimates and assumptions, because certain information used in the preparation of the Company's consolidated financial statements is dependent on the outcome of future events and therefore cannot be calculated with a high degree of precision from data available or cannot be calculated based on widely used methodologies. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty and require significant judgment by the Company include the allowance for uncollectible accounts, inventory obsolescence reserves, deferred revenues, environmental liabilities, liabilities for the ultimate outcome of contingencies and legal proceedings, derivative financial instruments, taxes and retained liabilities for self-insurance.

        For fiscal years 2009, 2010 and 2011, the Company derived approximately 39%, 44% and 52%, respectively, of its revenues from oil industry related sales and services. Included in the Company's accompanying consolidated balance sheets are the net assets of the Company's Canadian operations, which were $37.7 million and $63.4 million Canadian dollars ("CDN") as of December 25, 2010 and December 31, 2011, respectively.

        Recent Accounting Pronouncements—In October 2009, the FASB issued authoritative guidance contained in ASC 605, Revenue Recognition, which provides guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. The new guidance requires an entity to allocate revenues in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third party evidence of selling price. This guidance is effective for the first annual reporting period beginning on or after June 15, 2010 and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. The Company adopted this guidance during 2010 and it had no impact on the Company's consolidated financial statements.

        In January 2010, the FASB issued authoritative guidance contained in ASC 820, Fair Value Measurements and Disclosures, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3 and clarifies certain other existing disclosure requirements. The Company adopted this guidance during 2010 and it had no impact on the Company's consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2011, the FASB issued authoritative guidance contained in ASC 220, Comprehensive Income, related to the presentation requirements for components of comprehensive income. Under this guidance, entities will be required to report the components of net income and comprehensive income either in one continuous statement, or in two separate, but consecutive, statements. The Company adopted this guidance in fiscal year 2012 and retroactively applied the guidance to all periods herein.

        In September 2011, the FASB issued authoritative guidance contained in ASC 350, Intangibles—Goodwill and Other, related to the testing of goodwill for impairment. Under this guidance, entities will have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company elected to adopt this guidance in fiscal year 2011 and it had no impact on the Company's consolidated financial statements.

3. ACCOUNTS RECEIVABLE

        Accounts receivable consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Trade accounts receivable	$145,680	$147,593
Allowance for uncollectible accounts	(9,074)	(9,165)

Total accounts receivable—net	$136,606	$138,428

4. INVENTORIES AND SUPPLIES

        Inventories and supplies consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Oil and oil products	$39,203	$62,831
Supplies and drums	10,148	13,656
Solvent and solutions	7,243	8,451
Other	7,316	8,838
Reserves	(2,808)	(2,924)

Total inventories and supplies	$61,102	$90,852

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

5. OTHER CURRENT ASSETS

        Other current assets consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Prepaid expenses and deposits	$8,215	$9,054
Deferred direct costs	6,604	9,893
Income tax receivable	376	264
Other	4,538	2,083

Total other current assets	$19,733	$21,294

6. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Land	$63,558	$63,935
Buildings	131,724	136,449
Machinery and equipment	434,185	447,946
Asset retirement obligations	6,435	6,011
Construction-in-process	13,677	28,505

Total property, plant and equipment	649,579	682,846
Less accumulated depreciation and amortization	(353,924)	(381,258)

Property, plant and equipment—net	$295,655	$301,588

        Depreciation and amortization expense related to property, plant and equipment, including assets held under capital lease arrangements was $65.2 million, $64.4 million and $58.7 million for fiscal years 2009, 2010 and 2011, respectively.

        In fiscal years 2010 and 2011, the Company had no machinery and equipment held under capital lease arrangements.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill was $36.8 million as of December 26, 2009, December 25, 2010 and December 31, 2011. Of the $36.8 million as of December 31, 2011, $10.1 million related to the Environmental Services reporting unit and the remaining $26.7 million related to the Oil Re-refining reporting unit.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Other intangible assets consisted of the following (in thousands):

	December 25, 2010
	Gross Value	Accumulated Amortization	Net
Intangible assets subject to amortization:
Permits	$21,681	$(4,087)	$17,594
Software	60,880	(43,372)	17,508
Other intangibles	8,364	(4,497)	3,867

	90,925	(51,956)	38,969
Intangible assets not subject to amortization:
Trade name	47,282	—	47,282

Other intangible assets	$138,207	$(51,956)	$86,251

	December 31, 2011
	Gross Value	Accumulated Amortization	Net
Intangible assets subject to amortization:
Permits	$21,891	$(4,758)	$17,133
Software	66,105	(48,395)	17,710
Other intangibles	9,301	(5,932)	3,369

	97,297	(59,085)	38,212
Intangible assets not subject to amortization:
Trade name	47,353	—	47,353

Other intangible assets	$144,650	$(59,085)	$85,565

        The weighted average useful lives of permits, software and other intangibles acquired during fiscal year 2011 were 11 years, 5 years and 15 years, respectively. The total weighted average useful life of intangibles acquired during fiscal year 2011 was 6 years. The Company did not renew or extend the useful life of any intangible assets during fiscal year 2011.

        Aggregate amortization expense for intangible assets subject to amortization was $5.8 million, $7.3 million and $8.1 million for fiscal years 2009, 2010 and 2011, respectively. Estimated future

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

amortization expense associated with intangible assets with determinable lives is as follows (in thousands):

Fiscal Year
2012	$7,792
2013	6,352
2014	5,376
2015	2,584
2016	1,762
Thereafter	14,346

$38,212

8. ACCRUED OTHER LIABILITIES

        Accrued other liabilities consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Taxes other than income	$11,749	$14,169
Vehicle maintenance	4,652	3,629
Insurance	7,184	6,303
Cost of materials	10,141	14,958
Stock option awards (see Notes 13 and 14)	—	14,551
Professional fees	3,384	3,657
Other	16,554	19,795

Total accrued other liabilities	$53,664	$77,062

9. INCOME TAXES

        For financial reporting purposes, income (loss) before income taxes, showing domestic and foreign sources, was as follows for fiscal years (in thousands):

	2009	2010	2011
Domestic	$(42,561)	$11,810	$24,067
Foreign	(1,731)	4,879	26,960

Income (loss) before income taxes	$(44,292)	$16,689	$51,027

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

        Income tax expense (benefit) was as follows for fiscal years (in thousands):

	2009	2010	2011
Current:
Federal	$(629)	$271	$695
State	778	612	1,972
Foreign	(3,744)	(9,279)	8,780

Total current tax expense (benefit)	(3,595)	(8,396)	11,447

Deferred:
Federal	1,357	1,845	(91,936)
State	187	63	(3,085)
Foreign	815	(1,162)	(867)

Total deferred tax expense (benefit)	2,359	746	(95,888)

Total income tax expense (benefit)	$(1,236)	$(7,650)	$(84,441)

        A reconciliation of income tax expense (benefit) calculated by applying the domestic statutory federal income tax rate to the income (loss) before income taxes was as follows for fiscal years (in thousands):

	2009	2010	2011
Federal tax expense (benefit)—statutory rate	$(15,502)	$5,841	$17,860
State income tax expense (benefit)	(975)	4,240	4,250
Permanent differences	5,764	849	724
Change in valuation allowance	12,280	(9,381)	(103,189)
Change in contingency reserves	(2,773)	(12,835)	311
Foreign dividend	—	1,789	9,103
Stock compensation	—	962	—
Foreign tax credit	—	—	(11,934)
Other	(30)	885	(1,566)

Income tax benefit	$(1,236)	$(7,650)	$(84,441)

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

        Deferred tax assets and liabilities consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Current:
Assets:
Allowance for uncollectible accounts	$3,316	$3,363
Accrued liabilities	5,879	8,333

Total current deferred tax assets	9,195	11,696
Valuation allowance	(7,195)	(676)

Net current deferred tax asset	2,000	11,020

Noncurrent:
Assets:
Accrued liabilities and other	27,126	41,009
Net operating loss carryforwards	96,290	75,014

Total noncurrent deferred tax assets	123,416	116,023
Valuation allowance	(101,360)	(4,690)

Net noncurrent deferred tax asset	22,056	111,333

Liability—fixed and intangible assets—net	(30,547)	(33,031)

Net noncurrent deferred tax asset (liability)	(8,491)	78,302

Total net deferred tax asset (liability)	$(6,491)	$89,322

        During fiscal years 2010 and 2011 the Company's liability for unrecognized tax benefits was reduced by $13.6 million and increased by $479 thousand, respectively. The reduction in 2010 was due to statute expirations; both adjustments were included in income tax benefit in the consolidated statement of operations. The increase in 2011 is related to legal fees included in the calculation of an intercompany charge that are not considered to be more likely than not of being sustained. Accrued interest associated with unrecognized tax benefits was $2.9 million and $3.3 million, as of December 25, 2010 and December 31, 2011, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During fiscal years 2010 and 2011, the Company recognized a benefit of $7.1 million and an expense of $409 thousand for interest in the consolidated statement of operations as a component of income tax expense, respectively. The Company did not have any penalties accrued as of December 31, 2011 or included in income tax benefit in fiscal year 2011.

        The Company files a consolidated U.S. income tax return and income tax returns in various state and local jurisdictions. The Company also files income tax returns in Canada, Puerto Rico, and Mexico. As of December 31, 2011, the Company is subject to U.S. federal income tax examinations for tax years 2004 through 2011, and to foreign income tax examinations for tax years 2003 through 2011. In addition, the Company is subject to state and local income tax examinations for tax years 2004 through 2011.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

        Upon emergence from bankruptcy, the Company recognized a deferred tax asset for certain environmental and other contingent liabilities recorded for financial reporting purposes with no income tax basis and a corresponding deferred tax liability for the difference in the financial reporting basis and tax basis of its indefinite lived intangible asset. These deferred tax items are being reduced as the Company makes payments against the environmental and other contingent liabilities. The deferred tax asset was $7.5 million and the deferred tax liability was $11.2 million as of December 31, 2011.

        As of December 31, 2011, the Company had NOL carryforwards for U.S. federal income taxes of $174.8 million that begin to expire in 2025. Upon realization of the NOLs, an increase of $4.2 million will be recorded to additional paid-in capital for tax benefits related to stock compensation expense. The Company determined it incurred an ownership change for tax purposes on or about October 26, 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million ($79.0 million as of December 31, 2011) are subject to certain annual limitations under IRS Code Section 382. The Company had foreign NOLs of $34.6 million that begin to expire in 2012.

        The Company's tax returns are subject to periodic audits by the various jurisdictions in which it operates. These audits, including those currently underway, can result in adjustments of taxes due or adjustments of the NOLs, which are available to offset future taxable income. The Company believes that it has appropriately accrued the potential financial statement impact related to any potential adjustments. The amounts accrued are estimates, and the ultimate settlements could differ materially from those estimates.

        Prior to 2011, valuation allowances have been established for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets for the Company's U.S., Mexican and Puerto Rican operations. When assessing carryforwards and other deferred tax assets for future realization, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At the end of fiscal year 2011, the Company determined that it is more likely than not that the U.S. operations would realize its loss carryforwards and other deferred tax assets and hence released the valuation allowance recorded against its U.S. deferred tax assets. The decision to release the valuation allowance was based on the Company's historical performance and its projected performance for future years that will allow it to realize its loss carryforwards and other deferred tax assets. The decrease to the valuation allowance associated with the release is $103.2 million. A valuation allowance remains in place for the deferred tax assets of the Company's Mexican and Puerto Rican operations.

10. ENVIRONMENTAL LIABILITIES

        The Company's environmental liabilities consist of remediation, closure and postclosure liabilities (including Superfund liabilities) and asset retirement obligation liabilities. The Company's operating permits, which allow its branch, recycle and oil facilities to collect, re-refine and recycle various hazardous and nonhazardous waste streams and oil products, require the Company to perform certain tasks at each facility upon closure. These mandated tasks constitute a legal asset retirement obligation as defined under ASC 410 and are accrued as a liability by the Company.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

10. ENVIRONMENTAL LIABILITIES (Continued)

        The Company's liabilities for remediation, closure, postclosure and asset retirement obligations were as follows (in thousands):

	December 25, 2010	December 31, 2011
Current portion of environmental liabilities	$6,437	$6,596
Long-term portion of environmental liabilities	49,456	54,592

Total environmental liabilities	$55,893	$61,188

        The changes in environmental liabilities were as follows (in thousands):

	Asset Retirement Obligations	Remediation, Closure and Postclosure (Including Superfund)	Total
December 26, 2009	$13,316	$42,203	$55,519
Changes in estimated costs	—	4,454	4,454
Accretion	1,894	—	1,894
Foreign currency translation	30	443	473
Facility retirement	(217)	217	—
Payments	—	(6,447)	(6,447)

December 25, 2010	15,023	40,870	55,893

Changes in estimated costs	—	12,926	12,926
Accretion	2,169	—	2,169
Foreign currency translation	(14)	(137)	(151)
Facility retirement	(499)	499	—
Payments	—	(9,649)	(9,649)

December 31, 2011	$16,679	$44,509	$61,188

        Anticipated payments on remediation, closure and postclosure activities for each of the next five years and thereafter are as follows (in thousands):

Fiscal Year
2012	$6,596
2013	6,596
2014	6,112
2015	3,608
2016	1,899
Thereafter	19,698

Total	$44,509

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

11. LONG-TERM DEBT AND OTHER FINANCING

        Long-term debt consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Senior credit facility:
Term loan	$220,800	$218,500

Total debt	220,800	218,500
Less current portion	(2,300)	(2,300)

Total long-term debt	$218,500	$216,200

        Senior Credit Facility—The Company's Senior Credit Facility ("Credit Facility") consisted of a $100.0 million revolving credit facility (the "Revolver"), a $48.0 million letter of credit facility (the "LOC"), and a $230.0 million term loan facility (the "Term Loan"). The Credit Facility contained an expansion feature up to $100.0 million, which was subject to certain conditions. Certain of the Company's stockholders were participants in the Credit Facility. The Revolver was due in August 2012 and both the Term Loan and LOC were due in August 2013. The Credit Facility was collateralized by a first lien on substantially all of the assets of the Company.

        The Credit Facility contained certain rates and fees over the term of the loan, which include the following:

Revolver	—	The Revolver provided for interest at LIBOR plus the applicable margin ranging from 2.25% to 3.00% or prime rate plus the applicable margin ranging from 1.25% to 2.00%, in each case based on the Company's leverage ratio. Interest on Eurodollar borrowings could be locked-in for periods of up to six months. The Company had the right to elect the interest period and a rate for Eurodollar borrowings in increments of one, two, three or six-month periods. Interest was paid quarterly on prime loans and Eurodollar loans were paid based on the last day of an interest period, with the exception of six month interest periods, which were required to be paid after three months. At December 31, 2011, LIBOR was 0.31% and the prime interest rate was 3.25%.
	—	Unused commitment commission was determined by facility use and ranged from 0.25% to 0.50% based on the Company's leverage ratio and is payable quarterly.
Letter of Credit Facility	—
Quarterly LOC fee was calculated as defined in the credit agreement and was approximately 3.15%. The Company also paid a fronting fee of approximately 0.13% per annum on the average daily amount of the LOC exposure.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

11. LONG-TERM DEBT AND OTHER FINANCING (Continued)

Term Loan	—	The Term Loan bore interest at LIBOR plus 3.00% or prime rate plus 2.00%. Interest on Eurodollar borrowings could be locked in for periods of up to six months. The Company had the right to elect the interest period and rate consistent with the terms of the Revolver.

        Revolver—A portion of the Revolver under the Credit Agreement, not in excess of $30.0 million, was available for the issuance of letters of credit. The Company had $100.0 million of borrowing capacity available under the Revolver as of December 25, 2010 and December 31, 2011.

        Letter of Credit Facility—As of December 31, 2011, the Company utilized $39.7 million of the $48.0 million LOC facility under the Credit Facility. The rate on the LOC facility utilized was approximately 3.15%.

        Term Loan—The Term Loan under the Credit Facility required quarterly principal payments of $575 thousand. The Company had an interest rate swap agreement with a notional amount of $50.0 million that converted a portion of its variable rate debt to a fixed rate at 2.97% and expired during October 2011. At December 31, 2011, the interest rate on the Term Loan was approximately 3.31%.

        The Credit Facility required the Company to maintain compliance with specific financial covenants, including a leverage ratio and an interest coverage ratio. The Credit Facility included restrictions as to, among other things, the payment of cash dividends, additional indebtedness, asset sales, and capital and environmental expenditures. Further, the Credit Facility described certain conditions and events that could cause an acceleration of the amounts then outstanding under the Credit Facility. These events included, but were not limited to, the Company not maintaining compliance with certain financial covenants or a change in control. The Company was in compliance with all debt covenants as of December 25, 2010 and December 31, 2011. In addition, the Company could have been required, under certain circumstances, to prepay borrowings under the Credit Facility based on a percentage of "excess cash flow" (as defined in the credit agreement). The Company does not expect there to be any excess cash flow prepayments due in fiscal year 2012. The Company was entitled to prepay the term loan, in whole or in part, in minimum amounts without penalty.

        The aggregate principal repayments required in fiscal years 2012 through 2013 related to the Company's debt obligations are as follows (in thousands):

Fiscal Year
2012	$2,300
2013	216,200

Total	$218,500

        The Company amended and restated its current Credit Facility (the "Amended Credit Facility") in February of 2012. The new maturity date for both the revolver and the term loan is five years from the closing date. In addition, the Company increased its revolver from $100.0 million to $225.0 million. The amended revolver includes a $100.0 million letter of credit sub-facility, which allowed the Company to terminate its existing synthetic letter of credit facility. The initial size of the term loan is $225.0 million.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

11. LONG-TERM DEBT AND OTHER FINANCING (Continued)

Quarterly loan payments of $625 thousand are required on the term loan commencing on April 2, 2012 and continuing until the maturity date. The final payment on the term loan is due on the maturity date and will be equal to the amount of principal then outstanding. The amended terms include releasing the Company's Canadian subsidiary from its guaranty and security obligations, adding additional capital expenditure flexibility to allow for up to $100.0 million for re-refinery expansion, adding acquisition flexibility of up to $100.0 million annually and giving the Company flexibility to purchase up to $50.0 million of its shares. The Amended Credit Facility has specific financial covenants, restrictions, and an "excess cash flow" calculation substantially consistent with those noted under the Credit Facility. The pricing of the amended term loan is LIBOR plus 3.75% (with a 1.25% LIBOR floor) and the Revolver is initially priced at LIBOR plus 3.25%, with future pricing determined based upon the Company's leverage ratio. The Term Loan also includes a 1% fee if the Company elects to repay the loan within one year of the closing date.

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

        The Company has entered into a variety of agreements that represent commitments of future performance. In addition, the Company manages various contingent matters that include estimates for retained insurance risks, financial assurance requirements and legal proceedings.

Commitments

        Lease Commitments—The Company enters into various leases primarily for real property, equipment, and vehicles under various terms and conditions. Certain of the Company's leases include scheduled base rent increases over the respective lease terms. The total amount of base rent payments, net of allowances and incentives, is being charged to expense using the straight-line method over the terms of the leases.

        The following table represents the non-cancelable contractually stated minimum future lease payments (in thousands):

Fiscal Year	Operating Leases
2012	$15,674
2013	10,854
2014	8,368
2015	5,397
2016	2,886
Thereafter	3,590

Total	$46,769

        Total rent expense under operating leases was $26.6 million, $22.9 million and $22.3 million for fiscal years 2009, 2010 and 2011, respectively.

        Information Technology—The Company has outsourcing arrangements with various independent companies to provide information technology support. The payments related to these arrangements

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

were $7.2 million for fiscal year 2011 and are expected to be $8.7 million, $2.7 million and $1.3 million for fiscal years 2012, 2013 and 2014, respectively.

        Plant Expansions—The Company has commitments related to its oil business of $7.8 million related to oil refinery expansion.

Contingencies

        Liability Insurance—The Company's insurance programs for certain workers' compensation, general liability (including product liability) and automobile liability carry self-insured retentions up to certain limits. Claims in excess of these self-insurance retentions are fully insured. For claims within the workers' compensation, general liability (including product liability) and automobile liability self-insured retentions, the Company estimates these liabilities based on actuarially determined estimates of the incurred but not reported claims plus any portion of incurred but not paid claims and premiums. These estimates are generally within a range of potential ultimate outcomes.

        The Company's medical, dental and vision employee benefits are self-insured up to certain limits, and the Company's liabilities include both an accrual for an estimate of the incurred but not reported claims that is calculated using historical claims data and an accrual for the incurred but not paid claims and premiums. With the exception of short-term disability, which is a salary continuance program, and the medical, dental and vision benefits, the Company's remaining employee benefits plans are fully insured.

        These liabilities are classified as follows in the accompanying consolidated balance sheets:

	December 25, 2010	December 31, 2011
Current liabilities:
Included in accrued salaries and benefits	$3,477	$3,601
Included in accrued other liabilities	6,303	6,303

	9,780	9,904
Long-term liabilities:
Included in other long-term liabilities	18,187	18,751

Total liabilities related to self-insurance programs	$27,967	$28,655

        While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in results of operations in the periods in which such adjustments are known.

        Financial Assurance—Under the Resource Conservation and Recovery Act ("RCRA"), the Toxic Substances Control Act and analogous provincial and state statutes, owners and operators of certain waste management facilities are subject to financial assurance requirements to ensure performance of their closure, postclosure and corrective action obligations.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

        In connection with closure, postclosure and corrective action requirements of certain facility operating permits, the Company had provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to the Company's financial assurance provider totaling $23.7 million and $11.8 million as of December 25, 2010 and December 31, 2011, respectively.

Legal Proceedings

        The Company had claims, excluding environmental claims, in which management has assessed that an unfavorable outcome is probable and has accrued for such claims in the amount of $1.1 million and $457 thousand, as of December 25, 2010 and December 31, 2011, respectively.

        Product Liability Cases—The Company is named as a defendant in various lawsuits that are currently pending in various courts and jurisdictions throughout the United States, including approximately 70 current proceedings wherein persons claim personal injury resulting from the use of the Company's parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in the Company's parts cleaning equipment contains contaminants and/or that the Company's recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that the Company failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene. The Company maintains insurance that it believes will provide coverage for these claims over amounts accrued for self-insured retentions and deductibles, except for punitive damages to the extent not insurable under state law or excluded from insurance coverage. The Company believes that these claims lack merit and has historically vigorously defended, and intends to continue to vigorously defend itself and the safety of its products against all of these claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011. The Company may also be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available.

        General Environmental—The Company's hazardous and industrial waste services are continuously regulated by federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or primarily for the purpose of protecting the environment. This inherent regulation results in the Company becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved generally relate to applications for permits and licenses by the Company and its conformity with legal requirements and alleged violations of existing permits and licenses.

  Significant Litigation, Environmental and Regulatory Proceedings

  –
  Clean Harbors Indemnification.  Effective September 7, 2002, our predecessor company completed the sale of certain assets and liabilities of the Chemical Services Division (the "CSD") to Clean Harbors. Under the sale agreement, Clean Harbors assumed known liabilities for which our predecessor company had recorded liabilities of $250.4 million at August 31, 2002.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    Clean Harbors also agreed to indemnify the Company against certain additional contingent liabilities related to the former CSD operations.

            There can be no assurance that Clean Harbors will agree with the Company's classification of all of these contingent claims. Clean Harbors has disputed liability at certain Superfund sites, although these disputes have not resulted in any liability for the Company to date. In the event that Clean Harbors does not agree on the proposed classification of all claims and is ultimately successful in its classification, or if Clean Harbors otherwise does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's financial condition, cash flows and results of operations. However, the Company believes it is protected in some respects from these liabilities because the CSD legal entities were dissolved in bankruptcy proceedings, and the Company has no direct connection to any CSD-related facilities. Additionally, there is a risk that the Company may face future CERCLA liability as a former owner or operator of certain CSD facilities should a former facility become a Superfund site and Clean Harbors fails to satisfy its indemnification obligations to the Company.

  –
  New Jersey Natural Resources Damages Claim.  In September 2003, the New Jersey Department of Environmental Protection issued to a Company subsidiary and approximately 40 other recipients a "Directive No. 1" for the Lower Passaic River. The Directive was issued under the authority of the New Jersey Spill Compensation and Control Act and alleged that the recipients were responsible for discharges that caused or contributed to sediment contamination in the Lower Passaic River. The Directive sought performance of a natural resource damage assessment of the Lower Passaic River watershed, performance of interim compensatory restoration in the watershed and the execution of an administrative consent order for the watershed. The Company's subsidiary tendered the Directive for indemnification to McKesson, from whom the Company acquired McKesson Envirosystems. In accordance with its contractual obligations McKesson has agreed to assume this liability, and defend and indemnify the Company on this claim going forward. In February 2007, McKesson agreed to resolve this matter with the USEPA and participate in an Administrative Order on Consent. The Company believes that its liability at the site will be resolved and that the Company will be indemnified by McKesson from other CERCLA-type claims in the future. As a result, the Company does not expect any financial impact to the Company. However, if for any reason McKesson does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's consolidated financial results.

  –
  Biological Processors of Alabama Superfund Site (BPA site).  The Company has been identified as the largest (by volume) PRP at the BPA site. In early 2010, the USEPA forced all of the PRPs to initiate a removal action of contaminated waste water and sludge that was left on site when the Company's disposal vendor abandoned the property. The Company, which has a 57% responsibility allocation at the BPA site, took the lead role in the PRP group and negotiated a cleanup order ("Order") with the USEPA to clean the BPA site. In July 2010, the work was completed and the USEPA closed the Order. In November 2011, the USEPA asserted a claim for past costs which are recoverable under CERCLA. The PRP group agreed to settle that claim

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    with the USEPA and the Company paid $1.2 million as its share of that settlement. This settlement will close the BPA site and no future liability is anticipated.

  –
  Ecological Systems, Inc. (ESI site).  The Company has been identified as the largest (by volume) potentially responsible party at the ESI site. ESI was the Company's largest disposal vendor for non-hazardous waste water for the last several years and filed for Chapter 7 bankruptcy in October 2010. Shortly thereafter, the Company received a General Notice of Potential Liability notice from the USEPA and joined with other PRPs to form a cooperative group to undertake the removal action. Under the PRP group allocation, the Company has a 43% share of the responsibility of a cleanup that, in total, is estimated to be $7.6 million. The PRP group is actively pursuing settlements with other parties and insurance carriers and remains active in the ESI bankruptcy proceedings. Separately, the Company has claimed that the outstanding receivable to ESI of approximately $483 thousand should be set-off by the amount of the Company's liability for the environmental cleanup although no such set-off has yet occurred in the Company's consolidated financial statements. The Company has also made a claim against ESI's insurers under its contract with ESI which required the Company to be named as an additional insured. In 2011, the Company spent $1.7 million on this matter and had an additional $1.5 million accrued as an environmental liability at December 31, 2011.

  –
  Omega Chemical Superfund Site (Omega site).  On September 9, 1994, the Company was identified by the California Department of Toxic Substances Control ("DTSC") as one of 142 PRPs, each of whom allegedly sent more than 10 tons of hazardous waste during the years 1988-1992 to the Omega Chemical Corporation in Whittier, California. Approximately 2,860 other generators sent waste to the Omega site but were not identified as PRPs by DTSC. Since then, the USEPA has taken over jurisdiction of this matter and has been requiring the PRP group to remediate the Omega site. The Company has an active role on the PRP steering committee for this site. The cleanup is very complex and involves three separate operable units requiring remediation. Each of the three operable units is being addressed differently by the PRP group, and these three units are in varying stages of analysis or remediation. The current estimate to complete the overall remediation for the Omega site, as modeled by the engineers hired by the PRP group, is expected to last until 2042. At December 31, 2011, the Company has an environmental reserve with respect to this site of $3.3 million. Given the complexity of the site, however, it is possible that additional or more expensive remedial activities may be required in the future.

  –
  California Wage and Hour Claim.  Three separate class action lawsuits have been filed in California courts against the Company since November 2005 alleging unpaid overtime, wages for break and meal periods, violations of state wage statement requirements or similar claims. The named plaintiffs are former customer service representatives ("CSRs") of the Company and the putative classes appear to include all CSRs and "Tanker Truck Drivers" employed by the Company in California since November 2002. The two later-filed cases originally filed in Southern California, were transferred to the United States District Court, Northern District of California, before the same judge as the first filed case. In July 2008, the Company was granted summary judgment in the first case on the primary claims (meal and rest break violations) and subsequently settled the remaining claims related to the form of the Company's wage statement

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    for California employees for $210 thousand, of which $113 thousand was refunded in April 2010 due to a lower than anticipated participation by potential class members. In March 2010, the Court granted plaintiffs' request for statutory attorneys' fees, awarding the plaintiffs $320 thousand. The Company appealed this ruling, but the ruling was sustained in August 2011. The Company satisfied the attorneys' fee award, plus interest and attorneys' fees on appeal, by paying $359 thousand in September 2011. The second filed case was dismissed with prejudice in 2007. The third case involves the failure to pay overtime to certain employees based on their classification. The Company disputes that there was an improper classification and contends that the employees were exempt from overtime under both federal and state exemptions. In December 2010, the Court, which had previously conditionally certified a class action, decertified the case as a class action, allowing one plaintiff to proceed individually (with the possibility, if he is successful, of employing California's Private Attorney General Act on behalf of a class). The trial of this individual claim has been set for February 2013. California law is not clear on the issues remaining in the individual case, and the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to the remaining matters as of December 31, 2011.

  –
  Illinois Wage and Hour Claims (Smith and Brooks).  In October 2010, a then current employee (Smith) filed a complaint, individually and on behalf of all similarly situated employees of the Company located at the Dolton Recycle Center, in the United States District Court for the Eastern District of Illinois alleging that the Company violated wage and hour laws by failing to pay employees for periods when they were donning and doffing work uniforms and personal protective equipment ("PPE"), walking between the employee locker room and time clock and showering. The plaintiffs contend that when unpaid time is added to their weekly schedule, they worked unpaid overtime hours. The Company disputed that this time is legally compensable but, in any event, pays the employees an additional quarter hour per day beyond their timecard and provides a 30-minute paid lunch period that the Company is not legally required to pay. Together, these voluntary payments and credits far exceed the amount of time the employees claim they are entitled to for donning and doffing of PPE, walking between the locker room and time clock and showering. The Company opposed the plaintiffs' request to certify a class but the Court conditionally granted certification. After notice to all potential class members, only 12 individuals joined the lawsuit as class members. Following extensive discovery, the Company moved to dismiss the case as not legally supportable and to decertify the class. In January 2012, the Court denied the Company's motion to dismiss but granted the Company's motion to decertify the class, allowing the original plaintiff to proceed individually and requiring the former class members to file individual lawsuits if they wanted to proceed. Ten of the 12 dismissed class members filed individual lawsuits following dismissal of the class, while two former class members opted not to proceed with suit. Trial of the originally filed claim was held between July 9 and July 11, 2012, with the jury finding for the plaintiff and awarding him $1,528. A request for attorney's fees will be made and the Company is in negotiations to resolve that aspect of the claim as well as the individual claims filed by the former class members after decertification. In October 2011, a second class lawsuit (Brooks) involving a broader potential class was filed by the same law firm and alleging the same violations as the Smith case. The Company continues to dispute the merits of this second class action but are in negotiations to

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    resolve this matter with the other cases. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

  –
  Denton OTR Driver Claims.  In January 2011, five former over the road ("OTR") drivers from the Company's Denton distribution center and recycle center filed a lawsuit in the United States District Court for the Eastern District of Texas in connection with their early 2010 termination from employment after an audit of driver DOT mandated logs and pay sheets revealed numerous discrepancies in violation of company policy and applicable standards for OTR drivers. The former drivers allege age discrimination and seek past and future wage loss, statutory liquidated damages, compensatory damages for mental anguish and pain and suffering, punitive damages and attorneys' fees. The parties have engaged in extensive factual discovery, which has confirmed that the OTR drivers falsified their driving logs in violation of policy, with no evidence that the Company's decision to terminate the OTR drivers was motivated by age or any other impermissible consideration. The Company filed a motion for summary judgment in March 2012, which was denied in late June 2012. The matter has been set for trial in May 2013. Barring success on this motion, the matter will be set for trial in late summer or early fall of 2012. Plaintiffs' current demand, for all 5 cases, is $800 thousand, which the Company has rejected. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

  –
  Alabama Class Action Claim.  In October 2010, two customers filed a complaint, individually and on behalf of all similarly situated customers in the State of Alabama, in state court in Alabama alleging that the Company improperly assessed fuel surcharges and extended area service fees. The Company disputes the basis of the claims on numerous grounds, including that the Company has contracts with numerous customers authorizing the assessment of such fees and that in cases where no contract exists the Company provides customers with a document at the time of service reflecting the assessment of the fee, followed by an invoice itemizing the fee. It is the Company's position that it had the right to assess fuel surcharges, that the customers consented to the charges and that the surcharges were voluntarily paid by the customers when presented with an invoice. The lawsuit is still in its initial stages of discovery. A hearing on the request for class certification is set for January 2013. In late June 2012, a nearly identical lawsuit was filed by the same law firm on behalf of a California-based customer. The lawsuit contends, under various state law theories, that the Company impermissibly assessed fuel surcharges and late payment fees, and seeks certification of a class of California customers only. The Company will assert the same defenses as in the Alabama litigation. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

  –
  Harris Incident.  In August 2010, a Company vehicle being driven by an employee of a third party hired to transport the vehicle from Mobile, Alabama to Chattanooga, Tennessee was involved in a serious accident, resulting in the death of the passenger and significant injuries to the driver. Based on the investigation by local police, the driver of the other vehicle was at fault, although this conclusion has been called into question in discovery. The facts surrounding the cause of the accident are in dispute and there are unique aspects to Alabama law that could affect the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    assessment of liability. A complaint naming the Company, its local branch manager, the third party company and its driver was filed in early January 2011, with counts of general negligence, negligent hiring and negligent maintenance of the Company vehicle. There is a question about whether the Company's insurance would provide coverage to the third party driver after his company's insurance is exhausted. The Company's insurer has accepted defense of the driver and his employer subject to a reservation of rights. The Company disputes responsibility and is contesting the matter. The matter is set for mediation in mid-September 2012, and for trial on October 1, 2012. This matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents and the Company has accrued $2.0 million as of December 31, 2011 in accrued other liabilities, as a component of its self-insurance liability, in the consolidated balance sheet as of December 31, 2011.

  –
  Tanner Incident.  In April 2010, a complaint against the Company and its driver was filed in the 14th District Court for Dallas County alleging injuries resulting from an automobile accident during 2008. The plaintiff contends that as a result of the accident, debilitating physical injuries were sustained that have substantially interfered with the plaintiff's ability to work and continue to result in pain and suffering in addition to medical treatment. Prior to commencement of the suit, the plaintiff demanded $1.3 million based on lost earnings capacity and physical injuries, a number that was refined after the suit was filed to $3.8 million. The case was mediated in May 2011 and the case was settled for $1.9 million. The matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents, so the Company was responsible for and paid the entire $1.9 million settlement amount in June 2011.

  –
  Clean Harbors Matter.  In January 2011, Clean Harbors, Inc. sued the Company in connection with the Company's December 2010 exercise of a contractual call right, or right of repurchase, with respect to certain shares acquired by Clean Harbors from certain former employees who acquired the shares upon the exercise of options in the Company. Plaintiff asserts three causes of action against the Company: (1) a declaration that a committee of the Company's Board of Directors failed to make a good faith determination of the fair market value of the stock acquired by Clean Harbors when the Company exercised its Call Right, (2) breach of contract, and (3) breach of the covenant of good faith and fair dealing. The Company disputes the factual and legal bases of the complaint and will vigorously defend itself in the litigation. The Company filed a motion to dismiss the matter in March 2011, which motion was denied in December 2011. The parties are proceeding with discovery, which will occur throughout 2012. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to this matter at December 31, 2011.

  –
  Nova Scotia Property Dispute.  The Company's Canadian Subsidiary leased two facilities, (collectively, the "Properties"), from Roycom through 2001. In June 2002, Roycom began proceedings against the Company seeking damages for the cost to remediate contamination and the loss in value of the Properties. In May 2009, the Company resolved the dispute by paying CDN 887 thousand of Roycom's past costs, reaffirming its responsibility to remediate the Properties. The Company also agreed to guarantee that Roycom would receive CDN 6.2 million from the sale of the Properties and to cover any shortfall between the sales price and CDN

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    6.2 million. In September 2010, Roycom received an offer on the property of CDN 4.5 million from a Toronto based real estate investment trust. The Company accepted the offer and paid the shortfall of CDN 1.7 million in 2010 in full settlement of the matter.

  –
  South Coast Air Quality Management District ("SCAQMD") Claims. In 2008 and 2009, the Company was served with 42 Notices of Violation from the SCAQMD in California for civil violations of SCAQMD Rule 1171. SCAQMD Rule 1171 prohibits the use of solvent, except for certain exempt uses, within the district. In February 2008, Rule 1171 was amended to expand the scope of the rule to include distributors. The Notices of Violation against the Company relate to customers that were not converted to a compliant cleaning solution under Rule 1171. Since the passage of the rule, the Company has been actively working to convert its customers in the air district to a compliant cleaning solution. In November 2009, the Company attended a conference with representatives from the Los Angeles City Attorneys office, the SCAQMD and the District Attorney's offices from Orange, Los Angeles, Riverside and San Bernardino counties (collectively the "Agencies"). The Agencies asserted penalties for non-compliance with Rule 1171, and also alleged violations relating to false advertising and unfair trade practices, among other claims. On April 7, 20l0, the Company settled this matter for $15.0 million and recognized this amount in the Company's consolidated statement of operations for fiscal year 2009. As part of the settlement, the Company will be subject to a permanent injunction related to ensuring compliance with the Rule.

        Other Legal Matters—The Company is a party to various other general legal proceedings that arise in the ordinary course of business. While the results of these other additional matters cannot be predicted with certainty, the Company currently believes that losses, if any, resulting from the ultimate resolution of these other additional matters will not have a material adverse effect on the Company's consolidated financial statements.

13. STOCKHOLDERS' EQUITY

        Common Stock and Preferred Stock Shares—The Company is a Delaware corporation. The Company's Amended Certificate of Incorporation authorizes 160 million shares comprised of 150 million common shares at $0.01 par value and 10 million preferred shares at $0.01 par value. The Company had common stock at stated capital of $529 thousand and $512 thousand reflecting approximately 53 million and 51 million common shares issued and 51 million outstanding as of December 25, 2010 and December 31, 2011, respectively.

        Voting—The holders of the Company's common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of Board of Director (the "Board") members, and do not have any right to cumulate votes in the election of Board members.

        Dividends—Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, and the restrictive terms of the Credit Facility, which generally prohibit the payment of dividends, holders of the Company's common stock are entitled to such dividends as the Board may declare out of funds legally available. See Note 21.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

13. STOCKHOLDERS' EQUITY (Continued)

        Liquidation rights—In the event of any liquidation, dissolution or winding-up of the Company's affairs, after payment of all of the Company's debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of the Company's preferred stock, the holders of the Company's common stock will be entitled to receive the distribution of any remaining assets.

        Treasury Stock—In December 2010, the Company repurchased 1.7 million shares of the Company's common stock for $12.8 million, which was accounted for using the cost method (see Note 14). The Company includes treasury stock as a component of stockholders' equity. In June 2011, the Company repurchased 100 thousand additional shares of the Company's common stock for $1.1 million. Concurrent with the June 2011 transaction, the Board unanimously approved the cancellation of all treasury stock outstanding, which reduced common stock, additional paid-in capital and treasury stock.

        Accumulated Other Comprehensive Income—Accumulated other comprehensive income consisted of the following for fiscal years (in thousands):

	2010	2011
Currency translation adjustment	$5,965	$4,727

Accumulated other comprehensive income	$5,965	$4,727

14. STOCK AWARD PLANS

        On August 31, 2004, the Company's Board approved the Safety-Kleen Equity Plan (the "Equity Plan") and reserved 7.3 million shares of the Company's common stock for issuance under the Equity Plan, of which 1,748,591 are available for future grants as of December 31, 2011. The Equity Plan is administered by the Human Resources and Compensation Committee of the Board. Stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), stock bonuses and other awards (collectively, "Awards") may be granted under the Equity Plan.

        Stock Options—The Company's stock options are granted with an exercise price approximating the fair value of the Company's common stock at the grant date. The Company's stock options vest, generally ratably, over a three to four year vesting period. Outstanding stock options have a term of 10 years from the date of grant.

        The fair value of each option grant of equity classified awards has been estimated as of the grant date, using the Black-Scholes Model with the following weighted average assumptions for fiscal years:

	2009	2010	2011
Risk-free interest rate	3.04%	—	—
Expected life	6.25 years	—	—
Expected volatility	40.81%	—	—
Dividend rate	0.00%	—	—

        The risk-free rates are based on U.S. Treasury Yield Curve Rates with remaining terms equal to the expected life of each award. The expected life of each award granted was calculated using the simplified method. The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as the observable share-price volatility is not available because the Company's common stock is not currently publicly traded. Expected dividend yield is based on the expectation of no future dividend payouts.

        As described in Note 2, the Company concluded in 2011 that its outstanding stock options were modified and all outstanding stock options became liability classified awards. All such awards were equity classified awards during 2009 and 2010. Compensation cost of approximately $11 million was recognized in 2011 related to the liability-classified awards.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

        Stock option activity was as follows:

		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 27, 2008	4,722	$3.93	6.43

Granted	60	7.67
Exercised	(440)	3.18
Forfeited	(45)	15.43
Expired or cancelled	(49)	9.05

Outstanding—December 26, 2009	4,248	3.88	5.44

Granted	—	—
Exercised	(2,151)	3.20
Forfeited	(11)	8.68
Expired or cancelled	(29)	9.32

Outstanding—December 25, 2010	2,057	4.49	4.56

Granted	—	—
Exercised	(123)	3.19
Forfeited	(7)	13.63
Expired or cancelled	(44)	15.00

Outstanding—December 31, 2011	1,883	4.30	3.52	$14,626

Options exercisable—December 31, 2011	1,849	$4.20	3.46	$14,532

        The total intrinsic value of options exercised during fiscal years 2009, 2010 and 2011 was $1.0 million, $7.9 million and $909 thousand, respectively.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

        The following table summarizes the status of the Company's stock options and changes during the fiscal years then ended:

Nonvested Options	Options (in thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 27, 2008	452	$7.06

Granted	60	3.44
Vested	(246)	4.83
Forfeited	(45)	11.36

Nonvested at December 26, 2009	221	7.81

Granted	—	—
Vested	(106)	7.52
Forfeited	(11)	5.15

Nonvested at December 25, 2010	104	8.37

Granted	—	—
Vested	(63)	9.89
Forfeited	(7)	9.78

Nonvested at December 31, 2011	34	5.29

        There were no options granted during fiscal year 2011.

        As of December 31, 2011, unrecognized compensation expense related to nonvested options is $84 thousand, which is expected to be recognized over a weighted average period of 1.4 years. The total fair value of options vested during fiscal years 2009, 2010 and 2011 was $1.4 million, $795 thousand and $733 thousand, respectively.

        In December 2010, certain former executives exercised 1.7 million stock options. 1.4 million of the resulting common shares were sold by the former executives to a third party while 300 thousand shares were retained by a former executive. Prior to year end, the Company exercised its irrevocable call right and purchased the 1.7 million common shares at $7.50 per share and recorded such as treasury stock. The call of the common stock shares was pursuant to each individual's respective stock purchase agreement.

        In 2011, the third party filed a complaint disputing the purchase price and believes that the shares had a fair value on the date of the exercise of the call right greater than the purchase price paid by the Company (see Note 12). The Company disputes the factual and legal bases of the complaint and will vigorously defend itself in the litigation. The Company is unable to ascertain the monetary liability or financial impact, if any, of this matter.

        In June 2011, a former executive exercised 100 thousand options. The Company repurchased the 100 thousand shares of the Company's common stock directly from the former executive at $10.75 per share. Concurrent with the June 2011 transaction, the Board unanimously approved the cancellation of

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

all treasury stock outstanding, which reduced common stock, additional paid-in capital and treasury stock.

        Compensation expense related to all stock options is recognized, using the straight-line method, over the vesting period. The Company recognized expense of $874 thousand, $1.5 million and $11.6 million in fiscal years 2009, 2010 and 2011, respectively.

        RSUs—During fiscal years 2004 and 2005, the Company awarded certain employees and Board members RSUs, which entitle the recipient to receive shares of the Company's common stock in exchange for the vested RSU.

        The majority of the RSUs vested in four equal increments on the first four anniversaries of the beginning of the vesting period which preceded the grant date. The remaining RSUs vested approximately two years from the grant date. All RSUs awarded were fully vested as of December 29, 2007 and there were no RSUs granted, exercised, forfeited or expired/cancelled during fiscal years 2009, 2010 or 2011.

        As of December 26, 2009, December 25, 2010 and December 31, 2011, there were 684 thousand RSUs outstanding.

        Compensation expense related to all RSU grants was recognized, using the straight-line method, over the vesting period stated above. No compensation expense was recognized in fiscal years 2009, 2010 or 2011.

15. REGISTRATION RIGHTS AGREEMENT

        On July 17, 2006, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with certain stockholders ("Rights Agreement Parties") of the Company. Pursuant to the terms of the Registration Rights Agreement, and subject to certain restrictions, the Rights Agreement Parties may request the Company to effect a registration of all or a portion of such Rights Agreement Parties' shares of common stock. The Company shall not be obligated to affect more than five registrations pursuant to such requests. The amount of shares that the Company shall be obligated to register is subject to cut-back based upon the number of shares that an underwriter advises can be sold without having a material adverse effect on the offering. Each of the Rights Agreement Parties has also been granted standard "piggy-back" registration rights on both registrations undertaken at the request of Rights Agreement Parties or other third persons and registrations undertaken for the sale of shares for the Company's account. Further, each of the Rights Agreement Parties and the Company agreed to lock-up agreements with respect to such Rights Agreement Parties' shares of common stock in connection with a registration of any of the Rights Agreement Parties' shares of common stock.

16. FAIR VALUE MEASUREMENTS

        The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures ("ASC 820") which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

16. FAIR VALUE MEASUREMENTS (Continued)

between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

  •
  Level 3—Unobservable inputs based on the Company's assumptions.

        ASC 825, Financial Instruments, allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose between different measurement attributes for similar types of assets and liabilities. The Company did not elect to report any assets or liabilities at fair value under the provisions of ASC 825.

        The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair Value as of December 25, 2010
	Level 1	Level 2	Level 3	Total
Assets
Derivative Instruments	$—	$—	$—	$—
Liabilities:
Derivative Instruments(1)	$—	$1,101	$—	$1,101

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Derivative Instruments(2)	$—	$278	$—	$278
Liabilities:
Derivative Instruments(2)	$—	$2,464	$—	$2,464
Stock Option Awards(3)	$—	$14,551	$—	$14,551

(1)
Fair value based on present value of future cash flows using LIBOR forward rate curve.

(2)
Fair value based on present value of cash flows using crude oil forward rate curve.

(3)
Fair value of stock options determined using Black-Scholes Model (See Note 14).

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

16. FAIR VALUE MEASUREMENTS (Continued)

        Carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable—net and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of long-term debt was based upon valuations from bank and market quotations.

        The carrying value and fair value of the Company's long-term debt were as follows:

	December 25, 2010		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$220,800	$208,104	$218,500	$211,034

17. EMPLOYEE BENEFIT PLANS

        Defined Contribution Plan—The Company offers, to all eligible employees, the opportunity to participate in its defined contribution employee benefit plan. The Company's matching contribution was 50% of the participant's contribution up to 6% of the participant's annual compensation, for fiscal year 2008 and early fiscal year 2009. The Company's matching contribution was suspended during the first quarter of 2009. The Company's matching contribution was reinstated during the first quarter of 2011 at a rate of 25% of the participant's contribution up to 4% of the participant's annual compensation. The Company's matching contributions were $788 thousand, $0 and $1.2 million for fiscal years 2009, 2010 and 2011, respectively.

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

        Segment Reporting—ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of a company which the chief operating decision maker ("CODM") evaluates regularly in deciding how to allocate resources and in assessing performance. Prior to fiscal year 2011, the Company had one operating segment. During 2011, the Company determined that it is comprised of two operating segments consisting of Oil Re-refining and Environmental Services. All prior period financial information has been presented on a basis consistent with the 2011 segment presentation. The Environmental Services segment positions the Company as a comprehensive environmental services provider, offering its customers a wide-range of environmentally responsible products and services. The Oil Re-refining segment positions the Company as a recycler of used oil, as well as a producer and marketer of a wide variety of recycled base and blended lubricating oils, such as motor oil.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

        Our company is organized, managed and internally grouped into segments based on differences in products and services. We manage our operations in two segments: Oil Re-refining and Environmental Services. These segments have responsibility for virtually all of our product lines. We are not dependent on any single product/service. The CODM utilizes Adjusted EBITDA as the measure of segment profit (loss) to evaluate operating performance. Assets by segment are not provided to or utilized by the CODM. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues represent sales of used oil from the Environmental Services segment to the Oil Re-refining segment, which are accounted for at the estimated fair market price of recycled fuel oil or a percentage of the 6-oil index, depending on the point of origin.

        There are a variety of items, such as depreciation and amortization, stock compensation expense, provision for environmental liabilities, interest expense and other expenses-net, which the CODM does not utilize in assessing the Company's operating segments.

Business Segment Products

Business Segment	Major Products or Services
Environmental Services	Parts Cleaning services and complementary line of products, including degreasers, glass cleaners, thinners, hand cleaners, floor cleaners, absorbents, antifreeze; oil collection services; containerized waste and vacuum services; total project management
Oil Re-refining	Re-refined base and blended lubricating oils, such as motor oil.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

	Fiscal Year Ended
	December 26. 2009	December 25, 2010	December 31, 2011
		(in thousands)
Oil Re-refining
Revenues from external customers	$322,725	$407,112	$568,508
Intersegment revenue	578	251	398

Total Oil Re-refining	323,303	407,363	568,906

Segment (loss) profit	$(1,392)	$49,704	$112,867

Environmental Services
Revenues from external customers	$665,261	$667,020	$715,763
Intersegment revenue	115,508	144,664	206,816

Total Environmental Services	780,769	811,684	922,579

Segment profit	$65,517	$61,474	$47,835

Total revenues for reportable segments	$1,104,072	$1,219,047	$1,491,485
Elimination of intersegment revenue	(116,086)	(144,915)	(207,214)

	987,986	1,074,132	1,284,271

Total segment profit	$64,125	$111,178	$160,702
Depreciation and amortization	(70,992)	(71,689)	(66,808)
Provision for environmental liabilities	(4,738)	(6,588)	(15,095)
Other expenses	(1,719)	(5,305)	(5,925)
Interest expense	(14,701)	(10,841)	(10,321)
Stock compensation expense	(874)	(48)	(10,795)
(Provision) benefit for vacation expense	(393)	(18)	1,455
Oil derivative	—	—	(2,186)
SCAQMD settlement(1)	(15,000)	—	—

Income (loss) before income taxes	$(44,292)	$16,689	$51,027

(1)
The amount represents a settlement with the South Coast Air Quality Management District ("SCAQMD") for certain violations that was not allocated to any reporting segment.

        Geographic Information—For fiscal year 2009, the Company derived $878.8 million, or 88.9% of revenues, in the United States and Puerto Rico, $108.7 million, or 11.0% of revenues, in Canada and the remainder in Mexico. For fiscal year 2010, the Company derived $945.1 million, or 88.0% of revenues, in the United States and Puerto Rico, $129.0 million, or 12.0% of revenues, in Canada and the remainder in Mexico. For fiscal year 2011, the Company derived $1.13 billion, or 88.0% of revenues, in the United States and Puerto Rico and $153.5 million, or 12.0% of revenues, in Canada.

        As of December 25, 2010, the Company had property, plant and equipment—net of $295.7 million, and intangible assets—net of $123.0 million. Of these totals, $47.0 million, or 15.9% of property, plant and equipment—net, and $4.1 million, or 3.3% of intangible assets—net, were in Canada, with the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

balance in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 31, 2011, the Company had property, plant and equipment—net of $301.6 million, and intangible assets—net of $122.4 million. Of these totals, $53.5 million, or 17.7% of property, plant and equipment—net, and $3.6 million, or 3.0% of intangible assets—net, were in Canada, with the balance in the United States and Puerto Rico.

19. RELATED PARTY

        The Company has a 50% ownership interest in a joint venture (the "Investee") which is accounted for using the equity method of accounting. The Investee is primarily engaged in the production of aqueous cleaning solutions. Net assets of the Investee approximated $2.1 million and $1.4 million as of December 25, 2010 and December 31, 2011, respectively. Revenues of the Investee approximated $10.8 million, $11.4 million and $11.5 million in fiscal years 2009, 2010 and 2011, respectively. The Company's share of the Investee's net earnings approximated $1.4 million, $1.5 million and $1.4 million in fiscal years 2009, 2010 and 2011, respectively, and has been included in its consolidated statements of operations. Company purchases from the Investee approximated $7.8 million, $8.5 million and $8.3 million in fiscal years 2009, 2010 and 2011, respectively.

        In April 2010, the Company entered into an agreement for advisory services with an affiliate of a stockholder, who is also a participant in the Credit Facility. This agreement requires three payments of $500 thousand each in exchange for such services. The first payment was due with the execution of the amendment to the Company's Credit Facility. The second payment was due and paid by December 31, 2011 and the third payment is due on December 31, 2012. The third payment will be waived if the stockholder is invited by the Company to participate pro rata in the Company's next refinancing. As part of the refinancing completed in February 2012 (see Note 11), the third payment has been waived.

        From July 2010 to April 2011, the Chairman of the Company's Board ("Chairman") was a party to a consulting agreement with the Company to serve as Interim Chief Executive Officer ("Interim CEO") in addition to serving as the Chairman. The primary compensation under the consulting agreement was $20 thousand per month plus an additional end of year (2010) incentive payment. The Company recognized $340 thousand and $100 thousand in expense related to the consulting agreement in fiscal years 2010 and 2011, respectively, which is included in general and administrative expenses in the accompanying consolidated statement of operations. Additionally in 2011, the Company granted the Chairman, for his time as Interim CEO, 32,653 shares of restricted stock at $12.25 per share. The Company recorded $400 thousand in compensation expense which is included in general and administrative expenses.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

20. INCOME (LOSS) PER SHARE

        The computation of basic and diluted income (loss) per common share is as follows for fiscal years (in thousands, except per share data):

	2009	2010	2011
Net income (loss) available to common stockholders	$(43,056)	$24,339	$135,468

Weighted average shares used to calculate basic income (loss) per common share	51,070	51,592	51,876
Employee stock options	—	1,358	1,188

Weighted average shares used to calculate diluted income (loss) per common share	51,070	52,950	53,064

Basic income (loss) per common share	$(0.84)	$0.47	$2.61

Diluted income (loss) per common share	$(0.84)	$0.46	$2.55

        As of December 26, 2009 there were 2.4 million of potentially dilutive securities based on outstanding stock options considered to be anti-dilutive due to the Company's net loss. As of December 25, 2010 and December 31, 2011, there were 270 thousand and 195 thousand, respectively, potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As such, these amounts were not included in the calculations of income (loss) per common share.

21. SUBSEQUENT EVENT

        In the second quarter of 2012, the Company declared, and in May 2012 the Company paid, a one-time cash dividend of $0.87 per share, totaling $45.2 million. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders. The Company does not intend to pay dividends in the foreseeable future.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands, except for par value amount)

April 21, 2012
(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,332
Accounts receivable—net	165,691
Inventories and supplies	87,974
Deferred income taxes	11,042
Other current assets	22,656

Total current assets	349,695
PROPERTY, PLANT AND EQUIPMENT—net	309,381
GOODWILL	36,787
OTHER INTANGIBLE ASSETS—net	84,098
OTHER ASSETS	78,435

TOTAL ASSETS	$858,396

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$81,502
Current portion of environmental liabilities	6,545
Income taxes payable	1,791
Deferred revenue	31,677
Accrued professional fees	3,300
Accrued salaries and benefits	27,372
Accrued other liabilities	75,982
Current portion of long-term debt	2,500

Total current liabilities	230,669
ENVIRONMENTAL LIABILITIES	52,449
LONG-TERM DEBT—net of current portion	221,875
OTHER LONG-TERM LIABILITIES	26,687

Total liabilities	531,680

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (See Note 10)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value—10,000 shares authorized; none issued and outstanding	—
Common stock, $.01 par value—150,000 shares authorized; 50,817 shares issued and outstanding as of April 21, 2012	508
Additional paid-in capital	434,742
Accumulated other comprehensive income	6,475
Accumulated deficit	(115,009)

Total stockholders' equity	326,716

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$858,396

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	16 weeks ended
	April 16, 2011	April 21, 2012
	(Unaudited)
REVENUES:
Products revenues	$189,251	$241,496
Services revenues	168,899	185,152

TOTAL REVENUES	358,150	426,648

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately below)	300,045	348,093
General and administrative	21,428	25,035
Depreciation and amortization	20,393	19,588
Interest expense	3,210	3,727
Other expenses—net	859	2,079

	345,935	398,522

INCOME BEFORE INCOME TAXES	12,215	28,126
INCOME TAX EXPENSE	1,566	10,957

NET INCOME	$10,649	$17,169

Income per common share:
Basic	$0.21	$0.33

Diluted	$0.20	$0.32

Weighted average common shares outstanding:
Basic	51,858	51,734

Diluted	52,899	52,973

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	16 weeks ended
	April 16, 2011	April 21, 2012
	(Unaudited)
NET INCOME	$10,649	$17,169
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	2,198	1,748

COMPREHENSIVE INCOME	$12,847	$18,917

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	16 weeks ended
	April 16, 2011	April 21, 2012
	(Unaudited)
OPERATING ACTIVITIES:
Net income	$10,649	$17,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,393	19,588
Provision for uncollectible accounts—net	1,701	1,646
Non cash interest expense	307	374
Loss on extinguishment of debt	—	576
Loss on sales of property, plant and equipment	1,312	1,664
Stock-based compensation	79	448
Deferred income taxes	50	8,328
(Gain) loss on derivative instrument	(358)	1,538
(Gain) loss on foreign currency	(213)	41
Changes in operating assets and liabilities:
Accounts receivable—net	(8,196)	(29,374)
Inventories and supplies	(6,296)	3,246
Other current assets	922	(1,388)
Accounts payable	9,590	5,766
Income taxes	(3,280)	(4,589)
Other current liabilities	(2,568)	(2,992)
Environmental liabilities	(30)	(2,517)
Deferred revenue	1,671	3,032
Other assets and liabilities	15	(573)

Net cash provided by operating activities	25,748	21,983

INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(13,021)	(30,700)
Proceeds from sales of property, plant and equipment	76	366

Net cash used in investing activities	(12,945)	(30,334)

FINANCING ACTIVITIES:
Repayments of term loan	(1,150)	(219,125)
Term loan proceeds	—	225,000
Payment of debt issuance costs	—	(6,050)
Exercise of stock options	—	90
Repurchase of treasury stock	—	(5,085)

Net cash used in financing activities	(1,150)	(5,170)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	13	54

NET CHANGE IN CASH AND CASH EQUIVALENTS	11,666	(13,467)
CASH AND CASH EQUIVALENTS—Beginning of year	23,651	75,799

CASH AND CASH EQUIVALENTS—End of period	$35,317	$62,332

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$3,224	$3,510

Income taxes paid	$4,848	$7,475

Non-cash items:
Property, plant and equipment included in accounts payable	$1,110	$1,278

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BUSINESS AND ORGANIZATION

        The unaudited condensed consolidated financial statements include the accounts of Safety-Kleen, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

        The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada and Puerto Rico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

        The Company's fiscal year consists of 52 weeks, with the first quarter containing 16 weeks and the remaining three quarters each containing 12 weeks. The results for the 16 week period included herein are not necessarily indicative of the results expected for the year.

Basis of Presentation

        The interim condensed consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows for the periods presented.

        These condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The Company believes that it has included all normal recurring adjustments necessary for a fair presentation of the results for the interim periods. Operating results for the 16 weeks ended April 16, 2011 and April 21, 2012 are not necessarily indicative of the results that may be expected for the full year.

        These financial statements should be read in conjunction with the Company's fiscal year 2011 Consolidated financial statements included elsewhere in this prospectus.

2. RECENT ACCOUNTING PRONOUNCEMENTS

        Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income ("ASU No. 2011-05"), requires companies to present net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive, statements of net income and other comprehensive income. ASU No. 2011-05 eliminates the option to present items of other comprehensive income in the statement of changes in equity. The Company adopted ASU No. 2011-05 in the first quarter of 2012 and retroactively applied the guidance to all periods herein. The adoption only impacted the presentation of the Company's consolidated financial statements and had no impact on the reported results.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3. ACCOUNTS RECEIVABLE

        Accounts receivable consisted of the following (in thousands):

April 21, 2012
Trade accounts receivable	$175,260
Allowance for uncollectible accounts	(9,569)

Total accounts receivable—net	$165,691

4. INVENTORIES AND SUPPLIES

        Inventories and supplies consisted of the following (in thousands):

April 21, 2012
Oil and oil products	$62,466
Supplies and drums	12,834
Solvent and solutions	8,533
Other	7,366
Reserves	(3,225)

Total inventories and supplies	$87,974

5. OTHER CURRENT ASSETS

        Other current assets consisted of the following (in thousands):

April 21, 2012
Prepaid expenses and deposits	$9,661
Deferred direct costs	10,664
Income tax receivable	264
Other	2,067

Total other current assets	$22,656

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following (in thousands):

April 21, 2012
Land	$64,236
Buildings	137,571
Machinery and equipment	452,135
Asset retirement obligations	6,018
Construction-in-process	41,611

Total property, plant and equipment	701,571
Less accumulated depreciation and amortization	(392,190)

Property, plant and equipment—net	$309,381

7. INCOME TAXES

        To determine the provision for income taxes for the 16-week period ending April 21, 2012, the Company used an estimated annual effective income tax rate, which is based on the Company's expected annual income taking into consideration statutory tax rates and tax planning opportunities in the jurisdictions in which it operates. Subsequent recognition or de-recognition of a tax position taken in a previous period is separately recognized in the quarter it occurs.

        The Company's effective income tax rate was 38.96% for the 16 week period ended April 21, 2012 compared to 12.82% for the 16-week period ended April 16, 2011. During the 16-week period ended April 16, 2011, the effective income tax rate was impacted by a net reduction in the valuation allowance attributable to U.S. deferred tax assets. Also during the 16-week period ended April 16, 2011, the Company determined that it was still necessary to have a full valuation allowance for the net deferred tax asset of its U.S. operations.

        The Company accounts for uncertain tax positions in accordance with ASC 740, which applies a more likely than not recognition threshold for all tax uncertainties. ASC 740 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. There were no significant changes in the Company's ASC 740 balances during the 16-week periods ended April 16, 2011 and April 21, 2012. Since statutes are expiring, during the third quarter 2012, the Company plans to release $4.5 million of its ASC 740 liability.

8. ENVIRONMENTAL LIABILITIES

        There have been no significant changes in environmental liabilities. See further discussion in the summary of significant accounting policies and note 10 of the Company's annual audited consolidated financial statements included elsewhere in this prospectus.

9. LONG-TERM DEBT AND OTHER FINANCING

        The Company amended and restated its current Credit Facility (the "Amended Credit Facility") in February of 2012. The Company incurred $6.1 million of costs associated with the Amended Credit Facility. The new maturity date for both the revolver and the term loan is five years from the closing

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9. LONG-TERM DEBT AND OTHER FINANCING (Continued)

date. In addition, the Company increased its revolver from $100.0 million to $225.0 million, of which $0 was outstanding as of April 21, 2012. The amended revolver includes a $100.0 million letter of credit sub-facility, of which $40.4 million were issued but not drawn, which allowed the Company to terminate its existing synthetic letter of credit facility. The initial size of the term loan is $225.0 million. Quarterly loan payments of $625 thousand are required on the term loan commencing on April 2, 2012 and continuing until the maturity date. The final payment on the term loan is due on the maturity date and will be equal to the amount of principal then outstanding. The amended terms include releasing the Company's Canadian subsidiary from its guaranty and security obligations, adding additional capital expenditure flexibility to allow for up to $100.0 million for re-refinery expansion, adding acquisition flexibility of up to $100.0 million annually and giving the Company flexibility to purchase up to $50.0 million of its shares. The Amended Credit Facility has specific financial covenants, restrictions, and an "excess cash flow" calculation substantially consistent with those noted under the Credit Facility. The pricing of the amended term loan is LIBOR plus 3.75% (with a 1.25% LIBOR floor) and the Revolver is initially priced at LIBOR plus 3.25%, with future pricing determined based upon the Company's leverage ratio. The Term Loan also includes a 1% fee if the Company elects to repay the loan within one year of the closing date.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

        There have been no significant changes in commitments, contingencies and legal proceedings. See further discussion in Note 12 of the Company's annual audited consolidated financial statements included elsewhere in this prospectus.

        In May 2012 the Company amended the employment agreements of Robert M. Craycraft II, Jeffrey O. Richard, David E. Eckelbarger and Jeffrey L. Robertson. Pursuant to the amendments, the executives are eligible to receive a bonus equal to a specified percentage of the "transaction bonus pool" (which generally is 1% of an equity value of the Company, SK Holding Company, or Safety-Kleen Systems, Inc., over $1 billion) in the event a "transaction" (which includes a stock acquisition of 80% or more of the total voting power of the stock of the Company, SK Holding Company, or Safety-Kleen Systems, Inc.) closes on or before May 11, 2013. For Mr. Craycraft, the percentage of the transaction bonus pool is 25%, for Mr. Richard it is 15%, for Mr. Eckelbarger it is 10%, and for Mr. Robertson it is 4%. If prior to the date the transaction closes, the executive's employment is terminated by the Company without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the transaction closes as if he were still employed on such date.

11. STOCK AWARD PLANS

        During the first quarter of 2012, the Company granted 402 thousand stock options to certain employees with an exercise price of $11.75, which approximated the fair value of the Company's common stock at the grant date. The awards were classified as liability awards and compensation expense calculated based on estimated fair value of the stock options. Approximately 161 thousand of the options vest ratably over a three year vesting period, which is also the period over which compensation cost is recognized. The remaining 241 thousand are performance based awards which vest based on achievement of certain revenue and Adjusted EBITDA margin targets for fiscal year

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

11. STOCK AWARD PLANS (Continued)

2014 or upon a change of control. The Company records compensation cost of the performance awards based on an assessment of the probability of achieving the performance conditions. As of April 21, 2012, the Company assessed that it is probable that the options will vest and therefore, is recognizing compensation expense for these awards over the vesting period.

        The fair value of the above mentioned grants was estimated using the Black-Scholes Model with the following weighted average assumptions:

Risk-free interest rate	1.12%
Expected life	6.25 years
Expected volatility	30.58%
Dividend rate	0.00%

12. FAIR VALUE MEASUREMENTS

        The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

  •
  Level 3—Unobservable inputs based on the Company's assumptions.

        ASC 825, Financial Instruments, allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose between different measurement attributes for similar types of assets and liabilities. The Company did not elect to report any assets or liabilities at fair value under the provisions of ASC 825.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. FAIR VALUE MEASUREMENTS (Continued)

        The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair value as of April 21, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Derivative Instruments(1)	—	$18	—	$18
Liabilities:
Derivative Instruments(1)	—	$3,742	—	$3,742
Stock Option Awards(2)	—	$15,003	—	$15,003

(1)
Fair value based on present value of future cash flows using crude oil forward rate curve.

(2)
Fair value of stock options determined using Black-Scholes Model.

        Carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable—net and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of long-term debt was based upon valuations from bank and market quotations.

        The carrying value and fair value of the Company's long-term debt were as follows:

	As of April 21, 2012
	Carrying Value	Fair Value
Long-term debt	$224,375	$223,534

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. SEGMENT REPORTING

	16 Weeks Ended
	April 16, 2011	April 21, 2012
	(in thousands)
Oil Re-refining
Revenues from external customers	$153,683	$192,412
Intersegment revenue	108	113

Total Oil Re-refining	153,791	192,525

Segment profit	$26,980	$37,307

Environmental Services
Revenues from external customers	$204,467	$234,236
Inter segment revenue	53,178	65,805

Total Environmental Services	257,645	300,041

Segment profit	$12,477	$21,354

Total revenues for reportable segments	$411,436	$492,566
Elimination of intersegment revenues	(53,286)	(65,918)

	358,150	426,648

Total segment profit	$39,457	$58,661
Depreciation and amortization	(20,393)	(19,588)
Provision for environmental liabilities	(2,055)	(1,155)
Other expenses	(859)	(2,079)
Interest expense	(3,210)	(3,727)
Stock compensation expense	(79)	(448)
Provision for vacation expenses	(646)	(1,985)
Oil derivative	—	(1,553)

Income before income taxes	$12,215	$28,126

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. INCOME PER SHARE

        The computation of basic and diluted income per common share is as follows (in thousands, except per share data):

	16 weeks ended
	April 16, 2011	April 21, 2012
Net income available to common stockholders	$10,649	$17,169

Weighted average shares used to calculate basic income per common share	51,858	51,734
Employee stock options	1,041	1,239

Weighted average shares used to calculate diluted income per common share	52,899	52,973

Basic income per common share	$0.21	$0.33

Diluted income per common share	$0.20	$0.32

        As of April 16, 2011 and April 21, 2012, there were 246 thousand and 277 thousand, respectively, of potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As such, these amounts were not included in the calculations of diluted income per common share. As of April 21, 2012, there were 241 thousand contingently issuable securities that were not included in the calculations of diluted income per common share because all necessary conditions were not satisfied. There were no contingently issuable securities as of April 16, 2011.

15. SUBSEQUENT EVENT

        In the second quarter of 2012, the Company declared, and in May 2012 the Company paid, a one-time cash dividend of $0.87 per share, totaling $45.2 million. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses we expect to incur in connection with the sale and distribution of the common stock being registered hereby. All amounts, except the Securities and Exchange Commission ("SEC") registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee, are estimates.

SEC registration fee		$45,840
FINRA filing fee		40,500
NYSE listing fee and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be provided by amendment

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The registrant's Certificate of Incorporation and By-laws contain provisions that provide for indemnification of officers and directors and their heirs, executors and administrators to the full extent permitted by the DGCL, and to such greater extent as thereafter permitted by applicable law.

        As permitted by Section 102(b)(7) of the DGCL, the registrant's Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

        The registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

        Pursuant to the underwriting agreement, in the form to be filed as an exhibit to this registration statement, the underwriters will agree to indemnify our directors, certain of our officers and persons controlling us, within the meaning of the Securities Act or the Exchange Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        The following list sets forth information regarding all securities sold by us since July 31, 2009.

  •
  On August 7, 2009, we granted to a member of our executive team options to purchase 50,000 shares of our common stock under our Equity Plan. The exercise price per share for these options is currently $7.18.

  •
  On September 7, 2011, we granted to our interim chief executive officer 32,653 shares of restricted stock in consideration for his services. Upon grant the stock was valued at $12.25 per share.

  •
  On January 23, 2012, we granted to certain employees and directors options to purchase 401,655 shares of our common stock under our Equity Plan. The exercise price per share for these options is currently $10.88.

  •
  On May 10, 2012, we granted to certain new employees options to purchase 4,750 shares of our common stock under our Equity Plan. The exercise price per share for these options is currently $12.00.

  •
  During the three year period ended July 31, 2012, an aggregate of 2,871,153 shares of our common stock were issued upon exercise of outstanding stock options and restricted stock units, with exercise prices ranging from $0.00 to $4.09 per share. All of such shares were issued under our Equity Plan.

        The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of such securities to the recipients thereof did not involve a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        (a)   Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
2.1	Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of February 22, 2002**
2.2	First Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of March 8, 2002**
2.3	Second Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of April 30, 2002**
2.4	Third Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of September 6, 2002**
2.5	Fourth Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of July 14, 2003**
3.1	Certificate of Incorporation, as amended**
3.2	Amended and Restated By-laws**
4.1	Specimen common stock certificate**
4.2	Registration Rights Agreement, dated as of July 17, 2006, by and among Safety-Kleen, Inc. and the stockholders party thereto**
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**
10.1	Amended and Restated Credit Agreement, dated February 21, 2012, among Safety-Kleen, Inc., Safety-Kleen Systems, Inc., the lenders party thereto and JPMorgan Chase Bank, NA**
10.2	Safety-Kleen Equity Plan dated August 31, 2004, as amended March 21, 2006, December 18, 2008 and April 19, 2012**
10.3	Safety-Kleen Deferred Compensation Plan, dated August 31, 2004, as amended December 18, 2008**
10.4	Form of Safety-Kleen, Inc. Deferred Compensation Agreement**
10.5	Form of Safety-Kleen, Inc. Restricted Stock Unit Agreement**
10.6	Form of Safety-Kleen, Inc. Stock Option Agreement**
10.7	Employment Agreement among Safety-Kleen Systems, Inc. and Robert M. Craycraft II, dated April 11, 2011, as amended**
10.8	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and Jeffrey O. Richard, dated December 31, 2009, as amended**
10.9	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and David M. Sprinkle, dated December 31, 2009**
10.10	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and David E. Eckelbarger, dated December 31, 2009, as amended**
10.11	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and Jeffrey L. Robertson, dated December 31, 2009, as amended**
10.12	Form of Safety-Kleen Systems, Inc. Non-Disclosure, Non-Solicitation and Non-Competition Agreement**
21.1	Subsidiaries of Registrant**
23.1	Report and Consent of KPMG LLP, independent registered public accounting firm, relating to the consolidated financial statements and schedule of Safety-Kleen, Inc.*
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)**
24.1	Power of Attorney+

*
Filed herewith

**
To be filed by amendment

+
Included in the signature page hereto

(b)   Financial Statement Schedule

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Allowance for doubtful accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions and Other(1)	Balance at End of Period
	(in thousands)
Fiscal year 2009	$8,871	$6,662	$—	$(6,567)	$8,966
Fiscal year 2010	8,966	5,881	—	(5,773)	9,074
Fiscal year 2011	9,074	5,725	—	(5,634)	9,165

(1)
Primarily represents write-offs, net of recoveries, and foreign currency translation adjustments.

Valuation allowance on deferred income taxes

Description	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions		Balance at End of Period
	(in thousands)
Fiscal year 2009	$105,656	$15,120	(1)	$(2,840	)(2)	$117,936
Fiscal year 2010	117,936	1,244		(10,625	)(3)	108,555
Fiscal year 2011	108,555	—		(103,189	)(4)	5,366

(1)
Primarily generation of net operating losses.

(2)
Primarily adjustments to certain deferred tax assets.

(3)
Primarily utilization of net operating losses.

(4)
Primarily reversal of valuation allowance.

ITEM 17.    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on August 14, 2012.

SAFETY-KLEEN, INC.
By:	/s/ ROBERT M. CRAYCRAFT II
Name:	Robert M. Craycraft II
Title:	Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the dates indicated.

Signature	Title

/s/ WILLIAM LANE BRITAIN William Lane Britain	Director	August 7, 2012
/s/ JAMES DONDERO James Dondero	Director	August 7, 2012

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Craycraft II, Jeffrey O. Richard and Jeffrey L. Robertson, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the dates indicated.

Signature	Title

/s/ ROBERT M. CRAYCRAFT II Robert M. Craycraft II	Chief Executive Officer, President and Director (Principal Executive Officer)	August 14, 2012

Signature	Title

/s/ JEFFREY O. RICHARD Jeffrey O. Richard	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	August 14, 2012
/s/ JEFFREY L. ROBERTSON Jeffrey L. Robertson	Senior Vice President—Controller and Chief Accounting Officer (Principal Accounting Officer)	August 14, 2012
/s/ RONALD W. HADDOCK Ronald W. Haddock	Director	August 14, 2012
/s/ R. RANDOLPH DEVENING R. Randolph Devening	Director	August 1, 2012
/s/ WILLIAM J. RAINE William J. Raine	Director	August 6, 2012
/s/ PHILIP RAYGORODETSKY Philip Raygorodetsky	Director	August 14, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
2.1	Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of February 22, 2002**
2.2	First Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of March 8, 2002**
2.3	Second Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of April 30, 2002**
2.4	Third Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of September 6, 2002**
2.5	Fourth Amendment to Acquisition Agreement, by and between Safety-Kleen Services, Inc., as Seller, and Clean Harbors, Inc., as Purchaser, dated as of July 14, 2003**
3.1	Certificate of Incorporation, as amended**
3.2	Amended and Restated By-laws**
4.1	Specimen common stock certificate**
4.2	Registration Rights Agreement, dated as of July 17, 2006, by and among Safety-Kleen, Inc. and the stockholders party thereto**
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**
10.1	Amended and Restated Credit Agreement, dated February 21, 2012, among Safety-Kleen, Inc., Safety-Kleen Systems, Inc., the lenders party thereto and JPMorgan Chase Bank, NA**
10.2	Safety-Kleen Equity Plan dated August 31, 2004, as amended March 21, 2006, December 18, 2008 and April 19, 2012**
10.3	Safety-Kleen Deferred Compensation Plan, dated August 31, 2004, as amended December 18, 2008**
10.4	Form of Safety-Kleen, Inc. Deferred Compensation Agreement**
10.5	Form of Safety-Kleen, Inc. Restricted Stock Unit Agreement**
10.6	Form of Safety-Kleen, Inc. Stock Option Agreement**
10.7	Employment Agreement among Safety-Kleen Systems, Inc. and Robert M. Craycraft II, dated April 11, 2011, as amended**
10.8	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and Jeffrey O. Richard, dated December 31, 2009, as amended**
10.9	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and David M. Sprinkle, dated December 31, 2009**
10.10	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and David E. Eckelbarger, dated December 31, 2009, as amended**
10.11	Employment Agreement among Safety-Kleen Systems, Inc., Safety-Kleen, Inc. and Jeffrey L. Robertson, dated December 31, 2009, as amended**
10.12	Form of Safety-Kleen Systems, Inc. Non-Disclosure, Non-Solicitation and Non-Competition Agreement**

Exhibit No.	Description
21.1	Subsidiaries of Registrant**
23.1	Report and Consent of KPMG LLP, independent registered public accounting firm, relating to the consolidated financial statements and schedule of Safety-Kleen, Inc.*
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)**
24.1	Power of Attorney+

*
Filed herewith

**
To be filed by amendment

+
Included in the signature page hereto